Form 20-F
period 2024-05-31
JBDI Holdings Ltd
filed 2024-10-18
CIK 1964314

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended May 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-42259

JBDI Holdings Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

34 Gul Crescent

Singapore 629538

(Address of principal executive offices)

Mr. Lim Chwee Poh, Chief Executive Officer and Executive Director

Telephone: +65 6861 4150

Email:

At the address of the Company set forth above

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Ordinary Shares, par value US$0.0005 per share	JBDI	The Nasdaq Capital Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

18,037,500 Ordinary Shares, US$0.0005 per share, at May 31, 2024

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.

Yes ☐ No ☒

If the report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15D of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)

Yes ☐ No ☒

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our shareholders and other written materials.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

Basis of Presentation

Unless otherwise indicated, all financial information contained in this Annual Report is prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”).

Certain amounts, percentages and other figures included in this Annual Report have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them, and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Financial Information in U.S. Dollars

Our reporting currency is the United States Dollar. This Form 20-F also contains translations of certain foreign currency amounts into United States Dollars for the convenience of the reader. Unless otherwise stated, all translations of Singapore Dollars into United States Dollars were made at S$1.3509 to US$1.00 for amounts relevant to the financial year ended May 31, 2024 and S$1.3181 to US$1.00 for amounts relevant to the financial year ended May 31, 2023, in accordance with our internal exchange rate. We make no representation that the Singapore Dollar or United States Dollar amounts referred to in this Annual Report could have been or could be converted into United States Dollars or Singapore Dollars, as the case may be, at any particular rate or at all.

Recent Events

On August 28, 2024, we completed our initial public offering of 1,750,000 Ordinary Shares at a public offering price of US$5.00 per share (the “Offering”). Total net proceeds to the Company from the Offering, after deducting discounts, expenses allowance and expenses, were approximately $6.7 million. The Ordinary Shares began trading on August 27, 2024 on the Nasdaq Capital Market (the “Nasdaq”) under the trading symbol “JBDI”.

As of the date of this Annual Report, our Group is comprised of: (i) JBDI Investments Limited, a business company incorporated in the British Virgin Islands on October 10, 2022 and a direct wholly-owned subsidiary of our Company (“JBDI”); (ii) Jurong Barrels & Drums Industries Pte. Ltd. (“Jurong Barrels”), a company incorporated in Singapore on September 17, 1983 and a direct wholly-owned subsidiary of JBDI; and (iii) JBD Systems Pte. Ltd. (“JBD Systems”), a company incorporated in Singapore on May 4, 2017 and a direct wholly-owned subsidiary of Jurong Barrels. See “Item 4. Information of the Company – Corporate Structure”.

Our operating subsidiaries are Jurong Barrels and JBD Systems (collectively, the “Operating Subsidiaries”).

PART I

ITEM 1. IDENTITY OF DIRECTORS, OFFICERS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. RESERVED

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable

D. RISK FACTORS

An investment in our Ordinary Shares is highly speculative and involves a significant degree of risk. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Ordinary Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or a part of your investment. The realization of any of the risks described below could have a material adverse effect on our business, results of operations and future prospects.

Risks Related to Our Business and Industry

Our business is inherently susceptible to the cyclical fluctuations of the solvent, chemical, petroleum and edible oil product industries worldwide and regionally, which our customers are operating in

Our customers mainly operate in the solvent, chemical, petroleum and edible product oil industries, respectively. These industries are largely cyclical in nature and economic downturns and resulting pricing pressures experienced by them have resulted in them reducing their capital and operating expenditures. A slowdown in these industries or the occurrence of any event that may adversely affect these industries such as changes in regulatory environment and economic conditions will result in a decrease in demand for our products and services, and accordingly our business, profitability and financial performance may be adversely affected. These industries are also subject to the impact of the industry cycle, general market and economic conditions and government policies and expenditures, which are factors beyond our control. A decline in the number of purchase orders or service contracts due to these factors may cause us to operate in a more competitive environment, and we may also be required to be more competitive in our pricing which, in turn, may adversely impact our business, financial condition, results of operations and prospects.

We are affected by regional and worldwide political, regulatory, social and economic conditions in the jurisdictions in which we and our customers and suppliers operate and in the jurisdictions which we intend to expand our business

We and our customers and suppliers are governed by the laws, regulations and government policies in each of the various jurisdictions in which we and our customers and suppliers operate or into which we intend to expand our business and operations. Our business and future growth are dependent on the political, regulatory, social and economic conditions in these jurisdictions, which are beyond our control. Any economic downturn, changes in policies, currency and interest rate fluctuations, capital controls or capital restrictions, labor laws, changes in environmental protection laws and regulations, duties and taxation and limitations on imports and exports in these countries may materially and adversely affect our business, financial condition, results of operations and prospects.

Generally, we fund our operations via our internal resources and short and long-term financing from banks and other financial institutions. Any disruption, uncertainty and volatility in the global credit markets may limit our ability to obtain the required working capital and financing for our business at reasonable terms and finance costs. If all or a substantial portion of our credit facilities are withdrawn and we are unable to secure alternative funding on acceptable commercial terms, our operations and financial position will be adversely affected. The interest rates for most of our credit facilities are subject to review from time to time by the relevant financial institutions. Given that we rely on these credit facilities to finance our operations and that interest expenses represent a significant percentage of our expenses, any increase in the interest rates of the credit facilities extended to us may have a material adverse impact on our profitability.

Our business is dependent on the general economic conditions in Singapore

Over 80% of our revenue was derived from our customers in Singapore during the financial years ended May 31, 2024 and 2023. As such, our business is subject to the uncertainties and cyclical nature of the solvent, chemical, petroleum and edible product oil industries in Singapore as the demand for our products and services is dependent, to a large extent, on the level of business activities in the solvent, chemical, petroleum and edible product oil industries in Singapore. In particular, our revenue and profitability may be adversely affected if the demand for solvent, chemical, petroleum and edible product oil products fall. In addition, an economic downturn in Singapore may lead to a reduction in a numerous range of business activities, thereby leading to a subsequent decline in demand for solvent, chemical, petroleum and edible product oil products, and this would have an adverse impact on our revenue and financial performance.

As our business is dependent on our customers’ demand for our products and services in Singapore and we do not enter into long-term contracts with our customers, it is critical that we maintain a good relationship with our customers. We cannot assure you that we will be able to do so. Accordingly, our historical performance may not be an indication of our future performance. In the event that we are not able to maintain our customers and that we are not able to identify new ones to replace them, there would be an adverse impact on our financial performance.

We are dependent on the need to continually maintain a wide range of containers which are relevant to our customers’ needs

The needs and preferences of our customers in terms of types and specifications of containers may change as a result of evolving needs, which include plastic or metal industrial containers, new or used, with or without covers, caps, valves, handles, external metal frames, including intermediate bulk containers (the “IBC”), plastic drums, metal drums, open-top drums and plastic carboys with different capacities (the “Containers”).

Our future success depends on our ability to obtain used and new Containers that meet evolving market demands of our customers. The preferences and purchasing patterns of our customers can change rapidly due to developments in their respective industries. There is no assurance that we will be able to respond to changes in the specifications of our customers in a timely manner. Our success depends on our ability to adapt our products to the requirements and specifications of our customers. There is also no assurance that we will be able to sufficiently and promptly respond to changes in customer preferences to make corresponding adjustments to our products or services, and failing to do so may have a material and adverse effect on our business, financial condition, results of operations and prospects.

As we want to ensure a quick turnaround time for our customers, we normally bid and tender for used Containers in bulk and recondition them in anticipation of the needs of our customers. Reconditioned containers generally are used Containers, which have gone through the process of: (i) revitalizing through removing their residues and labels; (ii) cleaning interiors and exteriors with vacuum suction, solvents (such as kerosene, Toluene and degreaser), scrubber machines, high pressure water jets/washing hose shoots and/or specialized machines; (iii) repainting their exterior; and/or (iv) restoring them through repairs As of May 31, 2024 and 2023 , we had inventories of approximately $0.3 million and $0.3 million, respectively. Any change in customer demand for our products may have an adverse impact on our product sales, which may in turn lead to inventory obsolescence, decline in inventory value or inventory write-off. In that case, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Escalating steel price may increase our costs and adversely affect our profit margin

Over 70% of our revenue during the financial years ended May 31, 2024 and 2023 was derived from the sale of Reconditioned and new Containers. The increase in the price of steel will generally lead to an increase in the price of new steel Containers. As the price of used steel Containers is generally pegged to the price of new steel Containers, the fluctuation in the price of steel (which is dependent on various factors such as the cost of raw materials, shipping cost, energy prices, demand and supply) will have a direct impact on our operating costs, which in turn will affect our profit margin. As such, escalating steel price may increase our costs and adversely affect our profit margin if we are unable to pass on the increase in costs to our customers, which would have an adverse impact on our revenue and financial performance.

Our continued success is dependent on our key management personnel and our experienced and skilled personnel and our business may be severely disrupted if we are unable to retain them or to attract suitable replacements

Since the commencement of our business, Mr. Lim CP, our Executive Director and Chief Executive Officer and one of our founding shareholders, has been instrumental in expanding our business and his brother, Mr. Lim KS, has been supporting in sales since inception. His two sons, namely and Mr. Lim TM and Mr. Lim TC also joined our Group in 1999 and 2003 to look after sales and operations, respectively. We rely on the wide network, contacts and experience of our Executive Directors, Executive Officers and senior management Mr. Lim CP, Mr. Lim KS, Mr. Lim TM, Mr. Lim TC, Mr. Liang Zhao Rong and Mr. Quek Che Wah, which was built collectively over four decades, in particular, sourcing for used and new Containers from new and existing suppliers and sales of Reconditioned and used Containers.

Our performance depends on the continued service and performance of our Executive Directors, Executive Officers and senior management, and in particular Mr. Lim CP because he plays an important role in guiding the implementation of our business strategies and future plans. The working and business relationships that our Executive Directors, Executive Officers and senior management have developed with our main suppliers and customers over the years is important for the future development of our business. If any of our Executive Directors, Executive Officers and senior management were to terminate their employment with our Group, there is no assurance that we would be able to find suitable replacements with such a vast network of contacts and experience in a timely manner. The loss of services of any of our Executive Directors, Executive Officers and senior management and/or the inability to identify, hire, train and retain other qualified technical, mechanical and operations personnel in the future may materially and adversely affect our business, financial condition, results of operations and prospects.

In addition, although we are dependent on certain key personnel, we do not have any key man life insurance policies on any such individual. Therefore, if any of our key management personnel dies or become disabled, we will not receive any compensation to assist with such individual’s absence. The loss of such person could materially and adversely affect our business, financial condition, results of operations and growth prospects.

We are reliant on skilled labor

Our operations are dependent on our ability to recruit and retain experienced and skilled workers, technicians, mechanics and drivers who are trained and specialized in certain types of Reconditioning and water treatment processes, disposal of industrial wastes or provide maintenance and repair support services. As there is a limited number of skilled personnel in the industry, competition for experienced and skilled personnel is intense. In case of a shortage of such skilled labor for any part of our businesses, we may have to increase their salaries in order to attract and retain their services which will result in an increase in our overall cost of sales and operating expenses. In the event we are unable to pass on the increase in costs to our customers, our financial performance will be adversely affected.

We rely on experienced and skilled personnel for our operations and services and our ability to provide good customer care service depends to a large extent on whether we are able to secure adequately skilled personnel for our operations. If we are unable to employ suitable personnel, or if our personnel do not fulfil their roles or if we experience a high turnover of experienced and skilled personnel without suitable, timely or sufficient replacements, the quality of our products and/or services may decline, which may adversely affect our business, financial condition, results of operations and prospects.

In addition, the availability of both skilled and unskilled foreign labor is subject to policies imposed by the Ministry of Manpower of Singapore (the “MOM”). The availability, requirements and costs of housing for such workers are also subject to government policies. Over 50% of our employees as at May 31, 2024 were foreigner employees, any change in such policies may affect the supply of foreign manpower and cause disruptions to our operations which will result in an increase in our labor costs and may have a material adverse impact on our financial performance. Please refer to “Item 4. Information of the Company – Business Operations – Regulatory Environment” on regulations on employment of foreign workers in Singapore.

We are susceptible to fluctuations in the prices and quantity of available machineries and vehicles and their parts which are necessary for our operations

The operations of our Group are reliant on a lot of machineries and vehicles such as vacuum suction machine and forklifts. Please see “Item 4. Information on the Company – Business Operations” for further description of our machineries and vehicles. We are exposed to fluctuations in the prices of machineries and vehicles which are necessary for our operations. In the event that we are unable to source any specific parts required to maintain and service such machineries and vehicles at acceptable prices, or if we face any delays or shortages in obtaining sufficient quantity of such parts, we may be unable to deliver our products and services in an efficient manner, which may negatively impact our businesses. Such price fluctuations of machineries and vehicles and shortages and delays in machinery and vehicle spare parts may have a negative impact on our profitability.

Our reputation and profitability may be adversely affected if there are major defects or failures in our products or services sold to our customers

As our products may be used by our customers to carry toxic materials and/or hazardous substances and our services to our customers involve the process, disposal and transport of industrial wastes, if there are major defects or failures in our products or services sold to our customers, it may result in leakage of toxic materials and/or hazardous substances which may result in accidents, casualties as well as serious environmental impacts, which in turn may lead to protracted legal disputes and damage to our reputation. We may also be subject to legal and regulatory liabilities such as penalties, sanctions or significant costs and expenses in any dispute as a result of such defects or failures in our products or services. In addition, the industry we operate in is highly regulated by the National Environment Agency of Singapore (the “NEA”), the MOM and other regulatory authorities in Singapore. Where there is any non-compliance of any regulatory requirement of the NEA, the MOM or other regulatory authorities in Singapore, we may be subject to penalties or sanctions as may be imposed by them. This may have an adverse impact on our operations and financial performance.

We believe that we have built up goodwill in our “Jurong Barrels” brand and thus customer loyalty over our close to 40 years of operations. Hence, if there are any major defects or failures in our products or services, such as cracks and holes in our Containers, negligence by our drivers, frequent breakdowns of our vehicles, or due to circumstances beyond our control resulting in negative publicity, our reputation may be adversely affected and our customers may lose confidence in our products and services. In such event, our business and hence our profitability and financial performance may be adversely affected.

Our reputation and financial performance may be adversely affected if there is prolonged machine or vehicle downtime

Machine or vehicle downtime occurs when our machine or vehicle is sent for repair and maintenance instead of being deployed for our operations jobsites. In the event that any of our machineries or vehicle experience prolonged downtime due to repair and maintenance needs, our operations and/or our services to our customers may be interrupted or delayed which may affect our reputation as well as our financial performance. Further, newer forms of machineries or vehicles may also be more sophisticated with the incorporation of newer technologies which makes repair and maintenance of such machineries or vehicles more time consuming. Although our repair and maintenance team are constantly upgrading their technical skills and know-how to keep up with the advancement of technologies, there is no assurance that we will be able to minimize the time required for repair and maintenance.

We are exposed to disputes and claims arising from accidents due to the usage of our products and services

Our customers mainly operate in the solvent, chemical, petroleum and edible product oil industries and some are a high-risk industries in which risks of accidents and fatalities are more likely to occur. Claims may be made against us if our products and/or services are involved in such accidents and/or fatalities on grounds such as cracks, holes or defects in our products and failure to adhere to health and safety standards by our drivers or forklift operators. In the event that we are required to pay damages arising from disputes, our reputation and profitability will be adversely affected.

Some of these accidents may result in damages to property and equipment, personal injury and/or deaths to our employees or third parties. Although we have sought to minimize the risk of such liabilities by regular servicing and maintenance of our machineries and vehicles, our stringent internal quality control procedures and obtaining the appropriate and necessary insurance coverage for our operations and employees, we believe that it is impossible for us to be fully insured against every conceivable risk that we may be exposed to.

If any accidents are not covered by our insurance policies and claims arising from such accidents are in excess of our insurance coverage or if any of our insurance claims are contested by any insurance company, we may be required to pay for such compensation, which may have a material and adverse impact on our financial performance. In addition, the payment by our insurers of such insurance claims may result in increases in the premiums payable by us for our insurances. This will also increase the costs of our operations and adversely affect our financial performance.

Increased competition in the Reconditioned and new Containers sales business in Singapore may affect our ability to maintain our market share and growth

Our revenue is mainly generated from the sale of Reconditioned and new Containers. Even though the market is relatively consolidated, our competitors may possess greater financial resources and more up-to-date machineries with better specifications. They may also offer a wider range of products and services with greater marketing resources and have a larger customer base.

Entry of new competitors in the market or market consolidation could also increase the degree of competition within the industry. Our continued success depends on our ability to compete with our competitors as well as our ability to compete successfully in the future against existing or potential competitors or to adapt to changes in market conditions and demands. In the event we are unable to compete successfully against existing or potential competitors or to adapt to changes in market conditions and demands, our business and financial performance may be adversely affected.

We maintain good working relationships with our suppliers and customers, and have a wide range of products and services for our customers’ needs. However, there is no assurance that our existing suppliers and customers will continue to work with us. In the event that our suppliers and customers choose to work with our competitors and/or our experienced and skilled employees choose to join our competitors, we may be unable to maintain our competitive position and our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our business is significantly dependent on our major customers’ needs and our relationships with them. We may be unsuccessful in attracting new customers

Our aggregate sales generated from our top five customers amounted to approximately 30% and 31.6% of our revenue for the financial years ended May 31, 2024 and 2023, respectively. In particular, sales to our largest customer amounted to approximately $1.3 million and approximately $1.8 million, representing approximately 14.2% and 16.4% of our total revenue for the financial years ended May 31, 2024 and 2023, respectively. Accordingly, our sales would be significantly affected by changes in our relationship with or in the needs of our major customers, particularly our largest customer, as well as other factors that may affect their purchases from us, many of which are beyond our control. Any adverse changes in the economic conditions in the markets in which our customers operate and in their business expansion plans may negatively affect their purchase decisions and result in a reduction in demand for our products and services.

In addition, there is generally no long-term commitment from customers for our products and services. If we fail to quote a competitive price to a customer, or if the quality of our products and/or services does not meet a customer’s specifications or if there is any disruption to our business relationship with a customer, we may be unable to secure further business from such customer. Any significant decrease in sales to any of our customers for any reason, including any disruption to our business relationship with them, may materially and adversely affect our business, financial condition, results of operations and prospects.

We are exposed to the credit risks of our customers

We extend credit terms to our customers. Our average accounts receivable turnover days were approximately 66 days and 78 days for the financial years ended May 31, 2024 and 2023, respectively. Our customers may be unable to meet their contractual payment obligations to us, either in a timely manner or at all. The reasons for payment delays, cancellations or default by our customers may include insolvency or bankruptcy, or insufficient financing or working capital due to late payments by their respective customers. While we did not experience any material order cancellations by our customers during the financial years ended May 31, 2024 and 2023, there is no assurance that our customers will not cancel their orders and/or refuse to make payment in the future in a timely manner or at all, especially in times of economic downturns. We may be unable to enforce our contractual rights to receive payment through legal proceedings. In the event we are unable to collect payments from our customers, we are still obliged to pay our suppliers in a timely manner and thus our business, financial condition and results of operations may be adversely affected.

We are dependent on our key suppliers for our supply of Containers

We have maintained long-standing relationships with a reliable group of suppliers, from whom we source good quality and competitively priced Containers. Our sale of Containers business is dependent on our ability to obtain a supply of such good quality and reliable Containers from our suppliers at competitive prices. We consider suppliers that account for more than 10% of our total purchasing as major suppliers. We are dependent on one such major supplier who accounted for approximately 6.4% and 8.5% of our Group’s total purchases during the financial years ended May 31, 2024 and 2023, respectively. As we do not have long-term supply contracts with our major suppliers, and for used Containers, the supply is on an ad-hoc basis as and when they are available for sale, there can be no assurance that we will have continued access to a sufficient supply of good quality used and new Containers at competitive prices. In the event we are unable to obtain good quality Containers from our major suppliers at competitive prices, we may have to seek alternative sources from other suppliers and may be charged higher prices and will be subject to the quality of the equipment purchased from alternative suppliers whom we are not familiar with. In the event we purchase inferior Containers from such alternative suppliers, our operations, reputation, profitability and financial performance may be materially and adversely affected.

Our business is subject to potential supply chain interruptions

We work with third party logistic providers for the import, export and transportation of our Containers. We depend on such third-party service providers’ abilities to timely deliver our Containers as part of supply chain logistics. The factors that can potentially adversely affect our operations include, but are not limited to:

●	interruptions to our delivery capabilities;
●	failure of third-party service providers to meet our standards or their commitments to us;
●	increasing transportation costs, shipping constraint or other factors that could impact cost, such as having to find more expensive service providers which may or may not be readily available; and
●	COVID-19 and disruptions as a result of efforts to control or mitigate the COVID-19 pandemic (such as facility closures, governmental orders, outbreaks and/or transportation capacity).

Any disruption to, or inefficiency in, the supply chain network of our third-party service providers, whether due to geopolitical conflicts, COVID-19, outbreaks, or other factors, could potentially affect our revenue and profitability. If we fail to manage these risks effectively, we could potentially experience a material adverse impact to our reputation, financial performance and profitability.

We may be affected if we are found to be in breach of any lease agreements entered into by us

We have leased our plant located in Singapore (the “Plant”) from Jurong Town Corporation (“JTC”) up to May 15, 2041 and our warehouse also located in Singapore (the “Warehouse”) from KDS Steel Pte Ltd, (“KDS”), a company incorporated in Singapore and a direct wholly-owned subsidiary of E U Holdings Pte Ltd, a company incorporated in Singapore (“E U Holdings”), up to May 31, 2025 and are subject to certain terms and conditions under such lease agreements, such as requirement to obtain approval from JTC for erecting any structure on the Plant. As such, we may be exposed to regulatory (in the case of the lease from JTC only) and enforcement risks if we are found to be in breach of any term or condition of our leases agreements. See “Item 4. Information on the Company – Business Operations – Real Property and Equipment”.

Our business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19

The global pandemic outbreak of COVID-19 announced by the World Health Organization in early 2020 has caused minimal disruption to our operations as well as the operations of most of our customers and suppliers, as our businesses are classified as essential services by the Singapore government which were allowed to operate normally during the lockdown periods. If the development of the COVID-19 outbreak becomes more severe and/or new variants of COVID-19 evolve to be more transmissible and virulent than the existing strains, this may result in a tightening of restrictions and regulations on businesses which may impact us and our customers and suppliers. If we or our customers and suppliers are forced to close down our/their businesses with prolonged disruptions to our/their operations, we may fail to fulfill our orders on time to our customers, experience a delay or shortage of raw materials, supplies and/or services by our suppliers, or termination of our orders and contracts by our customers. In addition, if any of our employees are suspected of having contracted COVID-19, some or all of our employees may be quarantined thus causing a shortage of labor and we will be required to disinfect our workplace and our production and processing facilities. In such event, our operations may be severely disrupted. If the COVID-19 pandemic is prolonged, it will have a negative impact on the local, regional and global economy, which will have negative impacts on our customers’ businesses and hence our businesses will also be affected. All these may have a material and adverse effect on our business, financial condition and results of operations.

In addition, tightened travel restrictions by the Singapore or other governments may make it more difficult for us to hire suitable manpower from overseas jurisdictions. This may lead to a stagnation in our workforce strength, thereby affecting our potential growth as we rely heavily on skilled labor, which may be a material and adverse effect on our business, financial condition and results of operations.

We may be affected by an outbreak of other infectious diseases

An outbreak of infectious diseases such as severe acute respiratory syndrome and avian influenza or new forms of infectious diseases in the future, such as monkey pox, may potentially affect our operations as well as the operations of our customers and suppliers. In the event that any of the employees in any of our offices or plants or those of our customers and suppliers is affected by any infectious disease, we or our customers and suppliers may be required to temporarily shut down our or their offices or plants to prevent the spread of the diseases. This may have an adverse impact on our revenue and financial performance.

We are exposed to risks arising from fluctuations of foreign currency exchange rates

Our reporting currency is Singapore Dollar and a portion of our overseas procurement is denominated in foreign currencies, mainly in United States Dollars. We may be exposed to foreign currency exchange gains or losses arising from transactions in currencies other than our reporting currency.

We may be unable to obtain the necessary licenses, approvals or permits for our operations

As our business involves the transport, storage, process, use and disposal of toxic materials and/or hazardous substances, various licenses, approvals and permits are material for our Group’s operation and some of our employees (such as drivers and forklift operators) are also required to obtain certain permits or certifications. Please refer to the “Item 4. Information of the Company – Business Operations”. The licenses, approvals and permits are generally subject to conditions stipulated in such licenses, approvals and permits and/or the relevant laws and regulations under which such licenses and permits are issued. Failure to comply with such conditions, laws or regulations could result in us being penalized or the revocation or non-renewal of the relevant license, approval or permit. Accordingly, we have to constantly monitor and ensure our compliance with such conditions imposed, if any. A failure to comply with such conditions may result in the revocation or non-renewal of any of the relevant licenses, approvals and permits which may impact our ability to carry out our business and operations. In addition, compliance with changes in government legislation, regulations or policies may increase our costs and any significant increase in licensing and compliance costs arising from such changes may adversely affect our financial performance. In such event, our business and profitability would be materially and adversely affected.

We are subject to environmental, health and safety regulations, and may be adversely affected by new and changing laws and regulations

We are subject to laws, regulations and policies relating to the protection of the environment and to workplace health and safety. We are required to adopt measures to control the discharge of polluting matters, wastewater discharge and hazardous substances and noise at our Plant and Warehouse in accordance with such applicable laws and regulations and to implement such measures that ensure the safety and health of our employees. Changes to current laws, regulations or policies or the imposition of new laws, regulations and policies affecting our operations could impose new restrictions or prohibitions on our current practices. We may incur significant costs and expenses and need to budget additional resources to comply with any such requirements, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Our insurance policies may be inadequate to cover our assets, operations and any loss arising from business interruptions

We face the risk of loss or damage to our Plant, Warehouse and our assets due to fire, theft or other natural disasters in Singapore. Such events may also cause a disruption or cessation in our business operations, and thus may adversely affect our financial results. Our insurance coverage may not be sufficient to cover all our potential losses. If there are losses which exceed the insurance coverage or are not covered by our insurance policies, we will remain liable for any liability, debt or other financial obligation related to such losses. We do not have any insurance coverage for business interruptions.

Due to the nature of our operations, there is also a risk of accidents occurring either to our employees or to third parties on our premises and/or on our customers’ premises during the course of operations. In the event that any claims arise in respect of such occurrences and liability for such claims are attributed to us or that our insurance coverage is insufficient, we may be exposed to losses which may adversely affect our profitability and financial position.

We may require additional financing in the future to fund our operations and future growth

We require financing to fund our operations. In view of the fast-changing business requirements and market conditions, we may be required to expand our capabilities and business through acquisitions, investments, joint-ventures and/or strategic partnerships with parties who are able to add value to our business. If such situation arises, we may require additional funds to take advantage of these opportunities.

If our funding requirements are met by way of additional debt financing, we may be subject to restrictions under such debt financing arrangements which may:

●	limit our ability to pay dividends or require us to seek consent for the payment of dividends;
●	increase our vulnerability to general adverse economic and industry conditions;
●	limit our ability to pursue our growth plans;
●	require us to dedicate a substantial portion of our cash flow from operations to payment for our debt, thereby reducing the availability of our cash flow to fund other capital expenditure, working capital requirements and other general corporate purposes; or
●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We may be harmed by negative publicity

We derive most of our customers through word of mouth and we rely on the positive feedback of our customers. Thus, customer satisfaction with our products and services is critical to the success of our business as this will also result in potential referrals to new customers from our existing customers. If we fail to meet our customers’ expectations, there may be negative feedback regarding our products and/or services, which may have an adverse impact on our business and reputation. In the event we are unable to maintain a high level of customer satisfaction or any customer dissatisfaction is inadequately addressed, our business, financial condition, results of operations and prospects may also be adversely affected.

Our reputation may also be adversely affected by negative publicity in reports, publications such as major newspapers and forums, or any other negative publicity or rumors. There is no assurance that our Group will not experience negative publicity in the future or that such negative publicity will not have a material and adverse effect on our reputation or prospects. This may result in our inability to attract new customers or retain existing customers and may in turn adversely affect our business and results of operations.

If we are unable to maintain and protect our intellectual property, or if third parties assert that we infringe on their intellectual property rights, our business could suffer

Our business depends, in part, on our ability to identify and protect proprietary information and other intellectual property such as our customer lists and information and business methods. We rely on trade secrets, confidentiality policies, non-disclosure and other contractual arrangements and copyright and trademark laws to protect our intellectual property rights. However, we may not adequately protect these rights, and their disclosure to, or use by, third parties may harm our competitive position. Our inability to detect unauthorized use of, or to take appropriate or timely steps to enforce, our intellectual property rights may harm our business. Also, third parties may claim that our business operations infringe on their intellectual property rights. These claims may harm our reputation, be a financial burden to defend, distract the attention of our management and prevent us from offering some products and/or services. Intellectual property is increasingly stored or carried on mobile devices, such as laptop computers, which increases the risk of inadvertent disclosure if the mobile devices are lost or stolen and the information has not been adequately safeguarded or encrypted. This also makes it easier for someone with access to our systems, or someone who gains unauthorized access, to steal information and use it to our disadvantage.

The war in Ukraine could materially and adversely affect our business and results of operations

The recent outbreak of war in Ukraine has already affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union, Singapore and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our customers’ businesses and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions.

In addition, Russia and Ukraine are major exporters of oil and critical minerals needed by our customers, which could have a significant negative impact on many of our customers in the various industries as well as the cost of our metal Containers. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. As of the date of this Annual Report, the war in Ukraine has not had a material or adverse effect upon the Company; however, we cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, including the businesses of our customers, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

We are exposed to risks in respect of acts of war, terrorist attacks, epidemics, political unrest, adverse weather conditions and other uncontrollable events

Unforeseeable circumstances and other factors such as power outages, labor disputes, adverse weather conditions or other catastrophes, epidemics or outbreaks may disrupt our operations and cause loss and damage to our Plant and Warehouse, and acts of war, terrorist attacks or other acts of violence may further materially and adversely affect the global financial markets and consumer confidence. Our business may also be affected by macroeconomic factors in the countries in which we operate, such as general economic conditions, market sentiment, social and political unrest and regulatory, fiscal and other governmental policies, all of which are beyond our control. Any such events may cause damage or disruption to our business, markets, customers and suppliers, any of which may materially and adversely affect our business, financial condition, results of operations and prospects.

We may be unable to successfully implement our business strategies and future plans

As part of our business strategies and future plans, we intend to expand our range of products and services, increase our storage facilities and capabilities as well as consider potential business opportunities through mergers and acquisitions and joint ventures. While we have planned such expansion based on our outlook regarding our business prospects, there is no assurance that such expansion plans will be commercially successful or that the actual outcome of those expansion plans will match our expectations. The success and viability of our expansion plans are dependent upon our ability to successfully predict the types of Containers which are popular amongst our customers or potential customers, hire and retain skilled employees to carry out our business strategies and future plans and implement strategic business development and marketing plans effectively and upon an increase in demand for our products and services by existing and new customers in the future.

Further, the implementation of our business strategies and future plans may require substantial capital expenditure and additional financial resources and commitments. There is no assurance that these business strategies and future plans will achieve the expected results or outcome such as an increase in revenue that will be commensurate with our investment costs or the ability to generate any costs savings, increased operational efficiency and/or productivity improvements to our operations. There is also no assurance that we will be able to obtain financing on terms that are favorable, if at all. If the results or outcome of our future plans do not meet our expectations, if we fail to achieve a sufficient level of revenue or if we fail to manage our costs efficiently, we may not be able to recover our investment costs and our business, financial condition, results of operation and prospects may be adversely affect

Risks Related to Our Securities

There has been no public market for our Ordinary Shares prior to our Offering. . If an active trading market for our Ordinary Shares does not develop or continue to develop and the trading price for our Ordinary Shares fluctuates significantly, shareholders may not be able to resell our Ordinary Shares at any reasonable price.

On August 28, 2024, we completed our Offering of 1,750,000 Ordinary Shares at a public offering price of US$5.00 per share. The total net proceeds to the Company from the Offering, after deducting discounts, expenses allowance and expenses, were approximately $6.7 million. The Ordinary Shares began trading on August 27, 2024 on the Nasdaq under the trading symbol “JBDI”. We cannot assure you that a liquid public market for our Ordinary Shares will be maintained. If an active public market for our Ordinary Shares is not maintained, the market price and liquidity of our Ordinary Shares may be materially and adversely affected.

If we fail to meet applicable listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

Our Ordinary Shares are listed on Nasdaq. We cannot assure you, however, that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;
●	reduced liquidity for our Ordinary Shares;
●	a determination that our Ordinary Shares are “penny stock,” which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;
●	a limited amount of news about us and analyst coverage of us; and
●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The U.S. National Securities Markets Improvement Act of 1996 prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Although the states are pre-empted from regulating the sale of our securities, this statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Singapore that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our Ordinary Shares may be highly volatile for factors specific to our Operating Subsidiaries’ operations, including the following:

●	fluctuations in our Operating Subsidiaries’ revenues, earnings and cash flow;
●	changes in financial estimates by securities analysts;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our shares, the market price for our shares and trading volume could decline.

The trading market for our Ordinary Shares may be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Ordinary Shares, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Ordinary Shares to decline.

The sale or availability for sale of substantial amounts of our Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Ordinary Shares in the public market could adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this Annual Report, we have 19,787,500 Ordinary Shares issued and outstanding. The Ordinary Shares sold in our Offering are freely tradable without restriction or further registration under the Securities Act, and Ordinary Shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and applicable lock-up agreements. In connection with our Offering, our directors and officers and certain shareholders agreed not to sell any shares until 180 days after the date of closing of the Offering without the prior written consent of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of FINRA. We cannot predict what effect, if any, market sales of securities held by our controlling shareholder or any other shareholder or the availability of these securities for future sale will have on the market price of our shares. See ‘Item 7. Major Shareholders and Related Party Transactions”.

Short selling may drive down the market price of our Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Ordinary Shares as a source for any future dividend income. Our Board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Singapore law. Even if our Board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors as determined by our Board of Directors. Accordingly, a return on investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares.

If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves may be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or
●	The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

It is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our affiliated entity as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

Our controlling shareholders have substantial influence over the Company. Their interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions.

As of the date of this Annual Report, E U Holdings, Mr. Lim CP, Ms. Siow KL, Mr. Lim KS and Mr. Lim TC (collectively, the “Controlling Shareholders”), own approximately 79.7% of our total issued and outstanding Ordinary Shares, representing approximately 79.7% of the total voting power. . Accordingly, Cur controlling Shareholders could control the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions, including the power to prevent or cause a change in control. Without the consent of our Controlling Shareholder, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. For more information regarding our principal shareholders and their affiliated entities, see “Item 7. Major Shareholders and Related Party Transactions”.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer whose Ordinary Shares are listed on the Nasdaq, we rely on a provision in the Nasdaq corporate governance listing standards that allows us to follow Cayman Islands law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq.

For example, we are exempt from Nasdaq regulations that require a listed U.S. company to:

●	have a majority of the board of directors consist of independent directors;
●	require non-management directors to meet on a regular basis without management present;
●	have an independent compensation committee;
●	have an independent nominating committee; and
●	seek shareholder approval for the implementation of certain equity compensation plans and dilutive issuances of Ordinary Shares, such as transactions, other than a public offering, involving the sale of 20% or more of our Ordinary Shares for less than the greater of book or market value of the shares.

As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. Our audit committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on the Nasdaq. Therefore, we have a fully independent audit committee, in accordance with Rule 10A-3 of the Exchange Act. However, because we are a foreign private issuer, our audit committee is not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

Further, because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances, recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the Memorandum and Articles of Association) or to obtain copies of lists of shareholders of these companies. Our directors are not required under our Memorandum and Articles of Association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we plan to rely on home country practice with respect to any corporate governance matter. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the Board of Directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company with limited liability and substantially all of our assets are located outside of the United States. In addition, all of our Directors and Executive Officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. Service of court documents on a Cayman Islands company can be effected by serving the documents at the company’s registered office and it may be is possible to enforce foreign judgments in the Cayman Islands against a Cayman Islands company, subject to some exceptions. However, if investors wish to serve documents on and/or enforce foreign judgments against our Directors and Executive Officers, they will need to ensure that they comply with the rules of the jurisdiction where our Directors and Executive Officers are located. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our Directors and Executive Officers. For more information regarding the relevant laws of the Cayman Islands, see “Enforcement of Civil Liabilities.” As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our Directors, Executive Officers or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, depending on where our Directors and Executive Officers are located.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have early adopted certain new and revised accounting standards based on transition guidance permitted under such standards. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed fiscal quarter, and, accordingly, the next determination will be made with respect to us on August 31, 2025. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our Directors or Executive Officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our Directors, Executive Officers and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

We have incurred significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares on the Nasdaq.

We were listed on the Nasdaq on August 27, 2024. We have and will continue to incur additional legal, accounting and other expenses as a public reporting company and particularly after we cease to qualify as an emerging growth company. For example, we are required to comply with the additional requirements of the rules and regulations of the SEC and Nasdaq rules, including applicable corporate governance practices. Compliance with these requirements has increase our legal and financial compliance costs and made some activities more time-consuming and costly. In addition, our management and other personnel has diverted attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

The Ordinary Shares could be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors who are located in Singapore

The HFCA Act was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over-the- counter trading market in the United States. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, PCAOB announced the PCAOB HFCA Act determinations (the “PCAOB determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

Our auditor, Onestop Assurance PAC, the independent registered public accounting firm that issued the audit report included in this Annual Report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to the laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Onestop Assurance PAC is headquartered in Singapore and has been inspected by the PCAOB on a regular basis, with the last inspection on July 13, 2023. Therefore, we believe that, as of the date of this Annual Report, our auditor is not subject to the PCAOB determinations. However, the recent developments add uncertainties, and we cannot assure you whether the Nasdaq or regulatory authorities would not apply additional and/or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, the adequacy of personnel and training or the sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

ENFORCEABILITY OF CIVIL LIABILITIES

Our Company is an exempted company incorporated with limited liability under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the U.S. federal courts.

All of our current operations are conducted outside of the United States and all of our current assets are located outside of the United States, with the majority of our operations and current assets being located in Singapore. All of the Directors and Executive Officers of our Company and the auditors of our Company reside outside the United States and substantially all of their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or any such persons, or to enforce in the United States any judgment obtained in the U.S. courts against us or any of such persons, including judgments based upon the civil liability provisions of the U.S. securities laws or any U.S. state or territory.

We have appointed Cogency Global Inc., 122 E. 42nd Street, 18th Floor, New York, New York 10168 as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

ITEM 4. INFORMATION ON THE COMPANY

CORPORATE HISTORY AND STRUCTURE

Corporate Structure

Our Company was incorporated in the Cayman Islands on October 11, 2022 under the Companies Act as an exempted company with limited liability. Our authorized share capital is $500,000 divided into 500,000,000 Ordinary Shares, par value of $0.001 each. On February 7, 2024, for purposes of recapitalization in anticipation of our Offering, the Company’s shareholders passed resolutions to effect a 1:2 share sub-division (a “forward stock split”) and to change the Company’s authorized share capital to $500,000 divided into 1,000,000,000 ordinary shares, of a par value of $0.0005 each.

Prior to a group reorganization, JBDI was the holding company of a group of companies comprised of JBDI Investments, Jurong Barrels and JBD Systems. JBDI held as to 52.16% by E U Holdings, 4.76% by Mr. Lim CP, 14.26% by Ms. Siow KL, 4.76% by Mr. Lim KS, 14.26% by Mr. Lim TC, 4.90% by Goldstein and 4.90% by Arc Development, the latter two of which are an independent third parties. Upon completion of the reorganization, E U Holdings owned 4,704,180 Ordinary Shares, Mr. Lim CP owns 429,292 Ordinary Shares, Ms. Siow KL owns 1,286,074 Ordinary Shares, Mr. Lim KS owns 429,292 Ordinary Shares, Mr. Lim TC owns 1,286,074 Ordinary Shares, Goldstein owns 441,919 Ordinary Shares and Arc Development owns 441,919 Ordinary Shares of the Company respectively, and JBDI, JBDI Investments, Jurong Barrels and JBD Systems become directly/indirectly owned subsidiaries. Upon completion of our reorganization whereby the entire share capital of JBDI, JBDI Investments, Jurong Barrels and JBD Systems were transferred to us, our Group comprised JBDI, JBDI Investments, Jurong Barrels and JBD Systems as our direct and indirect wholly-owned subsidiaries, respectively.

Organization Chart

The chart below sets out our corporate structure as at the date of this Annual Report.

(1)	E U Holdings, a company incorporated in Singapore and owned as to 50% by Mr. Neo Chin Heng and 50% by Mr. Ng Eng Guan.

Entities

A description of our principal operating subsidiaries is set out below.

JBDI Investments

On October 10, 2022, JBDI Investments was incorporated in British Virgin Islands as a private company with limited liability. As part of a group reorganization effective May 30, 2023, JBDI Investments became a direct wholly-owned subsidiary of our Company.

Jurong Barrels

On November 17, 1983, Jurong Barrels was incorporated in Singapore as a private company with limited liability. Jurong Barrels commenced business in 1984 and is principally engaged in the sale and distribution of revitalized and Reconditioned steel drums in Singapore. As part of a group reorganization effective May 30, 2023, Jurong Barrels became an indirect wholly-owned subsidiary of our Company.

JBD Systems

On May 4, 2017, JBD Systems was incorporated in Singapore as a private company with limited liability. JBD Systems’ main business is the provision of wastewater treatment services. As part of a group reorganization effective May 30, 2023, JBD Systems became an indirect wholly-owned subsidiary of our Company.

Key Milestones

The key milestones in the development of our Group are highlighted chronologically below:

Year	Milestones
1976	Mr. Lim CP joined our business to assist his father and to be groomed to take over the business and thereafter, registered Lim Chwee Poh Trading Co.

1983	Mr. Lim CP and his partner registered the company, Good Industries Pte Ltd, to commence the business in the trading of used Containers.

1984	Mr. Lim CP together with his 2 brothers acquired the shares of his partner and Good Industries Pte Ltd changed its name to Jurong Barrels.

1994	Jurong Barrels took over the entire business operations of Lim Chwee Poh Trading Co. and Lim Chwee Poh Trading Co. ceased to carry on business.

2005	Jurong Barrels acquired KDS as a wholly-own subsidiary to expand its warehousing facilities.

2016	Mr. Lim CP’s brothers divested their 60% stake in Jurong Barrels and 100% stake in KDS respectively to E U Holdings.

2017	Jurong Barrels ventured into the waste water treatment business holding a 51% stake in JBD Systems.

2020	Jurong Barrels acquired the remaining 49% stake in JBD Systems to consolidate 100% control.

2024	Completed our Offering of 1,750,000 Ordinary Shares at a public offering price of US$5.00 per share and the Ordinary Shares began trading on August 27, 2024 on the Nasdaq under the trading symbol “JBDI”.

INDUSTRY AND MARKET OVERVIEW

All the information and data presented in this section have been derived from Frost & Sullivan Limited’s (“Frost & Sullivan”) industry report commissioned by us entitled “The Singapore Drum Reconditioning Market” (the “Frost & Sullivan Report”) dated March 2023 unless otherwise noted. Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

OVERVIEW OF MACRO ECONOMIC ENVIRONMENT IN SINGAPORE

Oil Consumption in Singapore

Oil consumption in Singapore has declined slightly at a CAGR of approximately-1.2% during 2016 to 2022, from 1,372 thousand barrels per day to 1,278 thousand barrels per day during 2016 to 2022. The slight decline was primarily owing to the outbreak of the COVID-19 where business operations, manufacturing pipelines and the transportation and logistics industry were heavily disrupted and subdued.

Source: The Frost & Sullivan Report

Note: Latest Available Figure in 2022

Export volume of Organic Chemical

The export volume of organic chemicals has risen steadily from 6,800.9 thousand tons in 2017 to 4,588.7 thousand tons in 2023, representing a CAGR of approximately -6.3%. The main export items include cyclic hydrocarbons, acyclic alcohols and their halogenated, sulphonated, nitrated or nitrosated derivatives, acyclic hydrocarbons, phenols, ketones and quinones. In liquid form, drums and IBC totes are the essential transportation medium of these chemicals.

Source: The Frost & Sullivan Report

OVERVIEW OF DRUM RECONDITIONING MARKET IN SINGAPORE

Definition and Classification

A drum, also called a barrel, is a cylindrical container used for the transportation and storage of liquids and powders. Drums can be made of steel, aluminium, nickel, dense paperboard, and polyethylene. Drums are often stackable, with ranges of dimensions designed for efficient warehouse and logistics use. Provided with a protective interior coating, in most cases a synthetic resin, steel drums or pails can be used for packaging most liquid and solid substances. Drums are required to comply with certain applications in order to be deployed for shipments. The two main types of drums are open-head and tight-head drums, which can both be reconditioned and recycled. Reusing steel drums for other purposes without reconditioning can lead to cross-contamination.

Intermediate bulk containers (‘IBC”) are industrial-grade containers engineered for the mass handling, transport, and storage of liquids, semi-solids, pastes, or solids. IBC are stackable, reusable, versatile containers with an integrated pallet base mount that provides forklift and/or pallet jack maneuverability. These containers can be made from metal, plastic, or a composite construction of the two materials.

Drum and IBC reconditioning involves refurbishment of used containers offer an environmentally and cost-effective alternative to the marketplace in lieu of procuring new drums and IBC. The cleaning and reconditioning processes include a series of working procedures where the application of air pollution control may also be required to address volatile organic compounds, hazardous air pollutants, and odors.

In order to run a drum reconditioning facility, the following machineries are needed, including automated spray booth, drum oven, external washing machine, hydraulic chimer machine, hydraulic horizontal de-denter machine, hydraulic vertical de-denter machine, internal washing machine with hot air blower, conveyor system and upender.

Operating process

Industrial Container and Drum Cleaning (ICDC) facilities clean and recondition metal and plastic drums and intermediate bulk containers (IBCs) for resale, reuse, or disposal. The reconditioning process includes the cleaning, restoring, testing, and certifying of industrial containers which may have previously contained materials such as paints, resins, tars, adhesives, oils, soaps, solvents, cleaners, or related materials. The interiors and exteriors of the drums are cleaned and reconditioned to prevent contamination of materials from one cargo shipment to the next and to ensure the integrity of the containers.

Value Chain

The value chain of the drum reconditioning service industry in Singapore consists of (i) upstream suppliers, manufacturers of new drum and IBC; (ii) midstream drum and IBC reconditioning services providers; and (iii) end users of drum and IBC.

Upstream drum manufacturing includes processes such as basic forming, welding, coating, and painting, producing tight head drums and open top drums.

Drum and IBC reconditioning service providers offer (i) services or upon receipt of used drums from downstream end-users; (ii) sales of reconditioned drums. Drums with pristine condition that are free from rust would undergo standardized degreasing procedure. Subsequently, degreased drums are prepared and painted to meet clients’ needs and may be used in various downstream industries. Other drums that have been previously used in the varnish and paint industries can be reconditioned and used to contain low grade industrial oil products.

Downstream end users refer to industry players in the agricultural, chemical, pharmaceutical and petroleum industries where transportation of liquids and powders is extensively required during their business process.

At the end of the lifecycle of drums and IBCs, where overwhelming damage and rust are found, they are decomposed and their steel or plastics scraps recycled to manufacturers of new drums and IBC.

Market Overview of Drum Reconditioning in Singapore

The demand for drum and IBC reconditioning in Singapore is primarily driven by (i) the consumption of crude oil and respective petrochemical and lubricant products; (ii) organic chemicals and solvents in liquid form; and (iii) solid and liquid food and pharmaceuticals. The market size of drum reconditioning in Singapore has decreased from S$189.1 million to S$174.2 million during 2017 to 2023, representing a CAGR of approximately -1.4%. The rising awareness of reconditioning in lieu of the procurement of new drums owing to the eco-friendliness and cost efficiency has contributed to the steady growth of the industry. Going forward, the adoption of automation and advanced operational technology is expected to accelerate the yearly turnover of drums reconditioned which in turn, drives the sales of reconditioned drums and drums reconditioning services. Coupled with downstream players’ stable demand for reconditioning, the market size is expected to attain S$207.5 million in 2027, representing a CAGR of approximately 4.5% during 2023 to 2027.

Note: The market size of drum reconditioning refers to the sum of revenue generated from (i) drum reconditioning services, and (ii) sales of reconditioned drums.

Market Drivers Analysis

Thriving Downstream Demand Globally: Drums and IBCs are essential transportation medium enabling higher operational efficiency and effectiveness in shipping bulk quantities of commodities, especially in liquid form. It offers cost-effective transport packaging solutions for the shipment of both hazardous and non-hazardous materials. Apart from deploying new drums and IBCs, increasing number of corporations is in favor of recycled drums as an environmentally and cost-effective alternative with a view to reducing carbon footprint and procurement cost involved. Further, the demand for drums and IBCs is highly associated with the development of the various downstream industry, while the downstream customers of such products are principally, chemical and fertilizers traders and market players in the petroleum and related lubricant industry. In particular, the global market size of fertilizers has reached US$193.3 billion in 2021 and is expected to attain US$241.9 billion in 2030, representing a CAGR of approximately 2.5%. According to the International Energy Agency, the global crude oil demand has reached approximately 96.5 million barrels per day in 2021, while it is expected to reach more than 104 million barrels per day in 2026. With the steady development of the downstream industries, the demand for reconditioned drum and IBC is expected to grow alongside.

Advocacy of Economic Efficiency and Environmental Consciousness: According to the U.S. Bureau of Labor Statistics, the producer price index of metal barrels and drums has increased at a CAGR of approximately 13.3% during 2016 to 2021, especially and significantly affected by the outbreak of the COVID-19 which led to the disruption of supply chain, the market was affected by a lack of resources at production sites and hence a surging price level since 2020. Further, the use of reconditioned drums and containers is proven to have substantial benefit on the carbon footprint reduction. Eco-friendliness has been highly regarded by downstream corporates in order to fulfill corporate social responsibility, reduce environmental footprint and achieve business sustainability. In turn, the frequent turnaround of transportation of liquid commodities entails a high demand for drums and IBCs, where reconditioned drums and IBC generate less carbon dioxide, and reduce the quantity of raw and finished materials required for manufacturing new drums and IBC. In addition, climate-friendly products such as recyclable fiber drums are increasingly favored by customers, market participants are tracking constantly on the market dynamics to meet the demand.

Continuous Development of Singapore Transportation Hub: As a country with a well-developed transportation system and infrastructure, Singapore leads as a transportation hub in the region. Singapore has been one of the top ranked countries in the Asia Pacific Region in terms of the consumption of various types of fuel oil. In 2021, approximately 1.33 million barrels of oil were consumed daily in Singapore, ranked 15th internationally. Singapore also accounts for approximately 47.4% of the consumption volume of marine fuel in Asia Pacific. As such, an established value chain and industry agglomeration has been built and gathered along the coastline of Singapore in regard to the usage, transportation, handling, reconditioning, and recycling of drums and IBCs handled by respective upstream, midstream, and downstream industry stakeholders. The geographical proximity ensures a shorter lead time along the life cycle of drums and IBCs, accelerating the turnover and thereby stimulating the drum reconditioning industry in Singapore.

Key Trends

Automation Incorporated into Operational Process: Industrial Container and Drum Cleaning (ICDC) facilities are primarily deployed during the cleaning and reconditioning of drums. The ease of container reconditioning becomes something that helps all involved in the container’s life-cycle. Automated machinery is effective in minimizing employee exposure to problematic and hazardous residue leftovers in used drums and IBCs, as well as streamlining manual effort in repetitive procedures such as removing label stickers on used items, thereby attaining operational efficiency and cost reduction. Besides, the adoption of enterprise resources management system coupled with predictive maintenance technology enable industry players to closely monitor the inventory level and utilisation rate in a highly automatic manner. Established industry players can leverage its research and development capabilities in creating and modifying machineries in order to perform additional and more sophisticated tasks of sales and reconditioning of drums and IBC.

Market Consolidation: In the drum reconditioning industry, large-scale industry players can leverage its economies of scale and offer reconditioning services at a lower cost and sell reconditioned drums and IBC at more competitive price compared to niche players. However, the reconditioning of different types drums in terms of the raw material constituted and previous stored content, may require specific industrial procedure in terms of cleaning and processing. There is an increasing number of mergers and acquisitionss within the industry as industry players are looking to expand their capability and capacity.

Geographical Expansion: The operational procedure and technical know-how of drum reconditioning is regarded as standardized and transferrable from one operating location to another. Existing players leverage their resources and business network and tend to seek opportunities in other geographical locations to expand their business presence and garner regional or even global foothold. Growing industry players can provide integrated and tailor-made services to scalable and regional downstream clients, where cross-selling is more feasible across different regions and presents potential business opportunities. For instance, market participants in Singapore may seek to expand their capacity and provide offerings in other Southeast Asia countries such as Malaysia and Indonesia.

Growing Adoption of Lean Management: In recent years, market participants of drum reconditioning have been increasingly adopting the lean management approach, which involves minimum waste generation with conservation of valuable materials to save cost, revamp of work plan to reduce cost and increase inefficiency during operation, and creation of a regular loop of dependable inventory. The incorporation of data-based resources management system has also been conducive in decision making, identifying root causes, and propelling continuous improvement in implementing lean management.

Competition Overview

In 2023, the market of drum reconditioning in Singapore is relatively consolidated with less than 100 industry participants engaged in sales of reconditioned drums and drum reconditioning services. In 2023, there are 214 toxic industrial waste collectors licensed under the Environmental Public Health (Toxic Industrial Waste) Regulation in Singapore, of which 15 are engaged in the industrial waste collection from container. Large scale market participants generally have diversified product portfolio and are involved in all parts of the value chain. They collect, recycle, and sell a full line of reconditioned steel and plastic drums and IBC Tote tanks.

We are a leading player of drum reconditioning in Singapore. We recorded revenue of S$15.2 million in 2022, accounting for 9.1% of the 2022 market share in Singapore in terms of revenue.

Factors of Competition

Reputation and Industry Experience: A strong track record with long-standing reputation is highly preferred by clients in drum reconditioning in Singapore. The leading players have established partnerships with clients and other industry stakeholders in pervious services delivery. The recognition and trust built on past project reference comes as the core competences and retain the market leadership in Singapore. As a result, companies with proven product quality and service offerings are likely to stand out in the drum reconditioning market in Singapore.

In-house Capability and Development Strategy: It is observed that the leading players are consolidating the resources in the expansion of in-house capabilities to further enhance the position in sales of reconditioned drums and drum reconditioning. On the other hand, the players also formulate the development strategy to keep pace with the market trends, including the sales and marketing, and services offering development, on a regular basis. The up-to-date business strategy not only helps the companies to have a better market position but also stand a better chance of acquiring customers.

Financial Capability: A sufficient capital reserve is required prior to commencement of works, which incurs net cash outflows at the early stage of projects for materials and machinery procurement and labor cost. Financial capability, therefore, determines the scale of operation. Therefore, the capital strength is one of the most important competition focuses in the drum reconditioning market in Singapore.

Entry Barriers

Strong track record: A strong track record with long-standing reputation is one of the most important entry barriers for the drum reconditioning industry. A proven track record and reputation possessed by market participant enable them to satisfy customers’ requirement and maintain a solid customer base from major customers that support a sustainable development of the business.

Industry Expertise and Service Offering: The major industry players are increasing competitiveness by providing integrated solutions in the form of various value-added services such as removal, cleaning, reconditioning and destruction of barrels, drums, and other containers, which are highly preferred by the customers. As such, industry expertise and integrated solutions add value to clients, serving as an entry barrier to the new market entrants.

Technical Knowhow: Technical knowledge is one the key barriers for new market entrants of drums reconditioning. Market participants are required to have a strong understanding towards collection and recycling of industrial waste. With technical know-how, the performance of the existing players and their quality of works can be assured to meet quality standards. Comparatively, new market entrants without technical know-how and experienced management teams may be less competitive.

BUSINESS OPERATIONS

Overview

We are a supplier of a wide range of Reconditioned and new Containers based in Singapore. Our products include Reconditioned and new steel drums, plastic drums, carboys and IBCs with different capacities and our customers span across various industries such as solvent, chemical, petroleum and edible product oil industries. We have been in this line of business for close to 40 years. We have been accredited with ISO 9001 (quality management) for Reconditioning of drums since October 2008 and we have established ourselves to be a supplier of a wide range of Reconditioned and new Containers mainly serving the local Singapore market, and we also serve customers in Indonesia and Malaysia.

Our mission is to make it our corporate social responsibility to offer environmentally friendly, efficient, innovative and reliable products and services primarily in Singapore and also for the Southeast Asia region to help our customers move towards a zero environmental impact footprint and to save costs and achieve better allocation of resources in the process. We primarily tender and bid for their used Containers from companies operating in the solvent, chemical, petroleum and edible product oil industries and Recondition them before selling them to our customers operating in those industries. We also source a range of new Containers from suppliers in The People’s Republic of China and Malaysia for sale to our customers. Apart from the selling of Containers, we also provide ancillary services to our customers, including (i) Reconditioning services for used Containers; (ii) disposal and collection/delivery services; and (iii) wastewater treatment services. During the Reconditioning of used Containers, we identify those Containers which cannot be Reconditioned for scrapping or recycle and we also derive revenue from the sale of such scraps, recycled materials as well as other miscellaneous items that we collect during the provision of our services mentioned above. Our revenue for the financial years ended May 31, 2024 and 2023 amounted to approximately $9.4 million and approximately $11.1 million, respectively. Over 70% of our revenue during the financial years ended May 31, 2024 and 2023 was derived from the sale of Reconditioned and new Containers.

History and Development

Mr. Lim CP’s father engaged in the trading of used Containers with Indonesian customers in the 1960s and Mr. Lim CP started assisting his father and registered a sole proprietorship Lim Chwee Poh Trading Co. (which was terminated in 1994) to carry on the same business in 1976. As Mr. Lim CP traded in used Containers, he realized that there would be room for bigger profit margin if he Reconditioned the used Containers and traded on Reconditioned Containers instead. He set up Jurong Barrels in 1983 with a business partner as an attempt to develop the business in the trading of Reconditioned Containers. Our Group’s business in trading of Reconditioned Containers officially commenced in 1984 when Mr. Lim CP’s two brothers acquired all his business partner’s shares in Jurong Barrels and Jurong Barrels acquired a plant to Recondition used Containers with an initial fleet of three delivery trucks and 12 employees. In the same year, the plant was relocated to the Plant which has Recondition facilities and a Warehouse. Since Jurong Barrels has become a Lim family business in 1984, it remained so until 2016 although there had been share transfers within the bigger Lim family during this period.

In 2005, Jurong Barrels acquired all the shares in KDS from the independent third party to expand its warehousing facilities into the Warehouse. In order to prepare for the retirement of certain Lim family members and to further expand the business of the Group, Jurong Barrels transferred all its shares in KDS and the Lim family members jointly transferred 60% of their total shares in Jurong Barrels to a strategic investor, E U Holdings in 2016, which made E U Holdings, the controlling shareholder of Jurong Barrels. Mr. Lim CP continued to manage the business of our Group following such transfer and continue to do so as at the date hereof. To maintain the warehousing facilities, Jurong Barrels rented the Warehouse from KDS subsequent to E U Holdings’ acquisition of KDS.

In 2017, Jurong Barrels subscribed for a 51% interest in JBD Systems to expand into the wastewater treatment business. In 2020, Jurong Barrels acquired the remaining 49% interest in JBD Systems.

In close to 40 years of operations, our Group has expanded to become the leading supplier of a wide range of Reconditioned and new Containers in Singapore with a fleet of 12 delivery trucks and 15 forklifts and 117 employees as at May 31, 2024. Our Group’s production capacity per annum was approximately 242,070 Reconditioned metal Containers and approximately 174,932 Reconditioned plastic Containers in the financial year ended May 31, 2024.

Our Products

Our products include a wide range of Reconditioned and new steel drums, plastic drums, carboys and IBCs with different capacities and the following are some pictures of our products:

1.		2.		3.
	200 liter Reconditioned metal drum generally used by the chemical industry to hold chemicals such as solvent and thinner and the oil & gas industry to hold waste oil.		1,000 liter Reconditioned IBC generally used to hold products that are required to be used in larger quantity, such as solvent, thinner and waste oil, etc.		200 liter Reconditioned plastic drum generally used by the chemical industry to hold chemicals which may be reactive to metal and the shipping industry to build floating houses on the sea.

26

4.		5.		6.
	200 liter Reconditioned opentop metal drum generally used by the Chemical industry to hold substances such as liquid latex.		200 liter new metal drum generally used by the oil & gas industry to hold petroleum.		We are able to customise our Reconditioned Containers to meet the needs of our customers, such as affixing their company logos and applying two types of paint on Reconditioned metal drums.

We have on average maintained more than 16 years of relationship with our top five suppliers for the financial years ended May 31, 2024 and 2023. We generally adopt a cost-plus margin approach in pricing our Containers.

Reconditioned Containers

For Reconditioned Containers, we are a NEA licensed toxic waste collector and we generally tender or bid for used Containers from companies that engage in the solvent, chemical, petroleum and edible product oil industries. After collecting the used Containers, we Recondition them in-house before selling them to our customers. We have been accredited with ISO 9001 (quality management) for Reconditioning of drums since October 2008. “ISO 9001” is an internationally recognized standard for a quality management system (the “QMS”), which aims at the effectiveness of the QMS in meeting customer requirements and it prescribes requirements for ongoing improvement of quality assurance in design, development, production, installation and servicing

We target to Recondition 1,000 used metal Containers and 1,200 used plastic Containers per day. The typical procedures in Reconditioning a used Container include (i) external wire brushing by scrubber machines to remove silk-screening marking, paper sticker and/or rust; (ii) external washing with solvents (such as kerosene, Toluene and degreaser) to remove oil and dirt; (iii) numerous cycles of internal washing by water jets/washing hose shoots in a high-pressure hot water system with degreaser, chemical solution and/or anti-rust chemical; (iv) making all necessary repairs including re-shaping the circular rim of the Container by using a hydraulic chimer machine and de-denting of the Container by hydraulic horizontal/vertical dedenting machine at test pressure of 60 pounds per square inch; (v) using hot air blower to remove water in the Container; (vi) using a suction machine to vacuum the Container to make sure all residues are cleared; and/or (vi) using stoving paint to spray paint the Container in our automated spray booth and baking dry the Container in the oven compartment. All Reconditioned Containers will go through a stringent quality control inspection before delivery to customers.

We normally classify the used Containers we collect into Grade A and Grade B Containers by visual inspection on their conditions and physical check on whether they are or can functioning properly. All used Containers which have damages beyond repair (such as cracks or holes) will be immediately scrapped or Recycled. A Grade A Container is one that is almost in pristine condition with clean exterior and no visible dents. It has normally been used to store lubricating oils, chemicals or edible products, and it is generally free from rust or dirt and the residue in the Container can be easily cleansed by means of a degreasing solution. After Reconditioning, Grade A Containers may be prepared and/or painted to meet customers’ specifications and be used in the chemical, petroleum and edible product oil industries. A Grade B Container has normally been used in the varnish and paint industries and they may appear to be dirty and/or with visible dents. Although it cannot be Reconditioned to pristine condition, it can be Reconditioned for use to hold palm acid oil, bitumen or low-grade industrial oil products. Any used Container that does not meet Grade A or Grade B conditions (for instance rusty metal frame, yellow-brownish on plastic exterior body, the cap has been broken or the valve not functioning) will be scrapped or Recycled immediately. Please see the paragraph headed “Our by-products” below for details.

New Containers

For new Containers, we normally source them from suppliers in The People’s Republic of China and Malaysia.

Our Services

We offer a range of ancillary services to complement our core business of trading in Reconditioned and new Containers and we generally adopt a cost-plus margin approach in pricing our products.

Reconditioning services for used Containers

Some of our customers recycle their own Containers and they only utilize our Reconditioning services.

Disposal and collection/delivery services

As we are a NEA licensed toxic waste collector and we have the permit to transport toxic industrial wastes, some of our customers utilize our fleet of 12 delivery trucks to dispose of their toxic industrial wastes for them and they also occasionally use our collection and/or delivery services as a matter of convenience.

Wastewater treatment services

When we Recondition used Containers, we generate a vast amount of wastewater. As we are conscious of our corporate social responsibility, we have been treating and recycling such wastewater. We commenced the provision of wastewater treatment services to third parties when we acquired an interest in JBD Systems in 2017. JBD Systems has only one major customer engaged in solar panel manufacturing. On August 1, 2018, JBD Systems entered into a 5-year lease for a wastewater treatment plant, which the equipment owned by JBD Systems with the specifications set forth below (“Wastewater Treatment Plant”) located in Singapore to Liquinex Group Pte Ltd, an Independent Third Party (“JBD Lease”). Pursuant to the terms of the JBD Lease, JDB built the Wastewater Treatment Plant and leases it to Liquinex Group Pte Ltd, a customer that is engaged in solar panel manufacturing which produces waste water from their manufacturing process who leased the Wastewater Treatment Plant as part of their sustainability effort and drive. The Wastewater Treatment Plant was built using 2 containers that are 1x40ft and 1x20ft and each of which are 8ft wide. The Wastewater Treatment Plant has the capacity to treat, process and recycle the waste water for not less than 40m3/hr. The lease rate for the Wastewater Treatment Plant for the remaining term is 50% of the monthly billing revenue from the Wastewater Treatment Plant by Liquinex Group Pte Ltd. On May 1, 2020, the lease rate was reduced to S$12,500 due to COVID-19.

Our by-products

After having acquired and collected a batch of used Containers, we generally visually inspect each used Container on its conditions and physically inspect its structural components and grade them accordingly. For those Containers that we conclude that they do not fall within our Grade A and Grade B standards, they cannot be Reconditioned and we will scrap or Recycle them immediately. During the provision of our Reconditioning services or disposal services, we also endeavor to identify those items which can be recycled, such as stretch films, glass bottles and chemical boxes. We sell all these scraps, Recycled materials and other miscellaneous items to the appropriate recycling companies.

Our customers

Our customers are primarily based in Singapore but we also serve customers in Indonesia and Malaysia. Over 80% of our revenue during the financial years ended May 31, 2024 and 2023 was derived from our customers in Singapore. Our customers span across various industries such as solvent, chemical, petroleum and edible product oil industries. We have a wide customer base comprising more than 300 customers and we have on average maintained more than 16 years of relationship with our top five customers for the financial years ended May 31, 2024 and 2023.

The revenue from our top five customers amounted to approximately 30.0% and 31.6% of our total revenue for the financial years ended May 31, 2024 and 2023, respectively. In particular, the revenue from our largest customer amounted to approximately $1.3 million and approximately $1.8 million for the financial years ended May 31, 2024 and 2023, respectively, represented approximately 14.2% and 16.4% of our total revenue for the corresponding period. Some of our customers are also our suppliers as they sell their used Containers to us. Four of our top five customers were also our suppliers during the financial years ended May 31, 2024 and 2023.

Our customers generally place an order with us by submitting a purchase order to our sales department and our operations department will endeavor to complete the products for delivery within two days. We invoice our customers in S$ and our customers generally settle the payments by cheque payments or bank remittance within 45 days after the presentation of our invoice. We do not provide any warranty to our customers.

Sales Process Flow

The chart below illustrates the typical sales process flow for our Containers:

Management sets a range of sales price based on market rates for managing director's approval
Sales pitch and negotiate price with customer based on approved sales prices
Customer walk in or send in enquiry via phone or email
Customer issues purchase order (PO) for sales to get approval from sales director
Customer sets timeline for delivery or self-collection of Containers
Sales administrator put in request to the operations department to prepare Containers in accordance with customer's specifications as per PO
Sales administrator to print out delivery order (DO) prior to delivery to customer or tax invoice for self-collection by customer
Driver and driver attendant to collect DO and deliver the Containers to customer
Sales administrator to print out tax invoice once signed DO received from driver attendant
Customer walks in and makes payment for self-collection
Sales administrator sends out tax invoice to customer via email or mail
Customer to make payment for tax invoice
Accounts executive to make entries in books of accounts and where appropriate, send payment reminder

Sales and Marketing

Our sales department consists of seven full-time employees based in Singapore. Mr. Lim CP, Mr. Lim KS and Mr. Lim TM, oversee our sales department.

One of our key channels for marketing is through word of mouth as our new customers are usually referred by our existing customers or business contacts. Mr. Lim CP, Mr. Lim KS and Mr. Lim TM have long-standing relationships with some of our major customers. We also place advertisements in the Directory of Singapore Process & Chemical Industries and advertise our products and services on our corporate website.

Our sales department is responsible for establishing and maintaining our customer relationships and securing orders from customers. Our sales department also communicates with our existing customers to understand their needs and market trends, so as to improve our product range. Through these regular contacts, our customers provide us with valuable feedback on industry trends and developments as well as their requirements. We also update customers on our new equipment and their capabilities and our range of products and services. We place strong emphasis on understanding the requirements of our customers and consistently providing them with reliable products and services that meet their requirements. We consider customer feedback a valuable tool for improving our products and services. Our sales department is also responsible for handling customers’ complaints and any complaints arising from product defects or service quality and will relay such feedback internally to the relevant teams for follow-up.

Our management meets with members of our sales department regularly to review our sales performance and marketing strategies and targets. These regular meetings also allow our sales and marketing team to highlight issues or problems that they encounter and discuss strategies to resolve these issues or problems in a timely manner.

Inventory

To ensure a quick turnaround time for our customers, we normally bid and tender for used Containers in bulk and Recondition them in anticipation of the needs of our customers. As such, we maintain an inventory of used Containers, Reconditioned Containers and new Containers for our customers. As of May 31, 2024 and 2023, we had inventory of approximately $0.3 million and $0.3 million, respectively.

Machinery and vehicles

The table below sets out details of our machinery and vehicles as at May 31, 2024:

Machinery/vehicles	Number of units	Function/usage	Approximate age	Approximate remaining useful life(1)
			(year)	(year)
Wastewater treatment system	1	To treat wastewater for reuse or discharge to public sewage	6	4
Production line with oven	1	To Recondition used metal Containers	5	5
Single shaft shredder	1	To shred pre-washed used plastic Containers that cannot be Reconditioned or resold into pellets	2	8
High pressure waterjets	5	To wash used plastic Containers	2	8
Forklifts	15	To assist in loading and unloading of Containers	3	2
Delivery trucks	12	For delivery and collection of Containers	3	2
Vans	3	To facilitate the purchase of small items and to fetch employees	4	1

(1)	The actual length of time that we will use these machines/vehicles may be different from the estimates due to reasons such as periodic maintenance and the demands of our customers and these estimates have no direct correlation to the depreciation charges of these machinery and vehicles recorded in our Group accounts.

We do not have a fixed replacement cycle policy as our in-house maintenance team perform regular maintenance on our machinery and vehicles in accordance with the suggestions by the respective manufacturers to ensure that they are well maintained and operating efficiently, which have generally helped to extend the useful lives of our machinery and vehicles and prevent unnecessary downtime.

Real Property and Equipment

We currently operate in two premises, namely:

1.	Plant – A leasehold estate at 34 Gul Crescent, Singapore 629538 of approximately 6,000 square meters leased by Jurong Barrels from JTC during the leasehold period of up to May 15, 2041 (unless further extended by JTC) which is used as our head office and a plant for the Reconditioning and storage of used Containers. Jurong Barrels is required to pay annual land rent to JTC at S$18.87 per square meter per year.
2.	Warehouse – A logistics services warehouse at 16 Gul Crescent, Singapore 629526 of approximately 9,000 square meters which is used for the storage of Reconditioned and new Containers rented from KDS at S$90,000 per month with lease term expiring on May 31, 2025.
3.	Plant – On August 1, 2023, JBD Systems entered into an extension of 5-year lease for a wastewater treatment plant, which the equipment owned by JBD Systems with the specifications set forth below (“Wastewater Treatment Plant”) located in Singapore to Liquinex Group Pte Ltd, an Independent Third Party (“JBD Lease”) lease term expiring on July 31, 2028.

Licenses and Permits

As our business involves the transport, storage, process, use and disposal of toxic materials and/or hazardous substances, the following licenses, approvals and permits are material for our Group’s operations:

Description	Issuing Authority	Expiry Date	Issued to
Toxic industrial waste collector’s license for receiving empty containers for hydrogen peroxide, acid, alkali, oil/waste oil, solvents, acrylic, paint and resin for storage, reprocess, use, treatment or disposal in the Plant	NEA	July 31, 2025	Jurong Barrels
Transport approval for transportation of toxic industrial wastes for the transport of empty containers for hydrogen peroxide, acid, alkali, oil/waste oil, solvents, acrylic, paint and resin	NEA	July 31, 2025	Jurong Barrels
Petroleum & Flammable Materials Storage Licence	Singapore Civil Defence Force	June 30, 2025	Jurong Barrels
Permit to store and use hazardous substances to store and use prescribed amounts of sodium hydroxide, sulphuric acid and 2,2-dibromo-3-nitrilopropionamide (DBNPA) for prevention of grease, water treatment and spraying into internal containers, respectively, at the Plant	NEA	February 6, 2025	Jurong Barrels
License to store prescribed amount of sodium nitrite at the Plant	SPF	August 13, 2026	Mr. Lim CP for Jurong Barrels
License to possess or control prescribed amount of sodium nitrite at the Plant	SPF	August 13, 2026	Mr. Lim CP for Jurong Barrels
Approval to discharge trade effluent into the public sewer at the Plant	PUB	December 10, 2025	Jurong Barrels
License to use or operate an electrical installation under the provisions of the Electricity Act 2001 and the Electricity (Electrical Installations) Regulations 2002	Energy Market Authority	August 10, 2025	Jurong Barrels
Level 4 accreditation under bizSAFE	WSH	August 5, 2027	Jurong Barrels

Each of our drivers also possess a valid Hazmat Transport Driver Permit issued by the SCDF to transport liquid toxic industrial wastes.

Competitive Strengths

We have a long and proven track record in the supply of Reconditioned Containers in Singapore

We have been supplying Reconditioned Containers to our customers for close to four decades and have accumulated industry experience in the Reconditioning of used Containers. To better serve our customers, we also supply new Containers and offer a range of ancillary services to complement our business. We have been accredited with ISO 9001 (quality management) for reconditioning of drums since October 2008. We believe our industry knowledge, reputation and consistent delivery of quality products and services have contributed to our success over the years.

We believe our track record in the supply of Reconditioned and new Containers as well as the ancillary services along with our strategy to become environmentally friendly will facilitate the promotion and demand for our products with both existing and new customers, as well as the expansion of our business.

We maintain a sizeable and stable pool of skilled labor with our own facilities

Our main business is the sale of Reconditioned Containers and it is labor intensive to Recondition used Containers. We pride ourselves in having a team of stable and skilled workers, technicians, mechanics and drivers who have the relevant skills and expertise in Reconditioning of used Containers and the provision of other ancillary services which we offer to our customers. As at May 31, 2024, we had a team of 65 workers, 5 technicians, 2 mechanics and 12 drivers in our operations department, which enable us to respond promptly to our customers’ requests, in terms of providing customization of Containers and other ancillary services to suit our customers’ needs and requirements. We believe that with the support of our Group’s stable pool of directly-hired skilled workforce and our own facilities (including all machines required for Reconditioning of used Containers, fleet of 12 delivery trucks and 15 forklifts and wastewater treatment facilities), we are self-contained and we are able to maintain the quality of our products and services in an efficient and coordinated manner as we do not have to rely on subcontractors to assist us in any production, service, logistic or maintenance process. Moreover, having our own pool of skilled direct labor and our own facilities will help us control and manage our costs more efficiently and effectively, which helps to boost or stabilize our profit margins.

We have strong and stable relationships with our suppliers and customers

Due to the quality and range of our products and services, our capabilities as well as our market reputation, we have successfully established strong and stable relationships with our key suppliers and customers in Singapore and the Asian region during our close to 40 years of operations. We have identified and maintained good relationships with reliable suppliers, who will typically notify us of used Containers for sale. This enables us to source and purchase used Containers which are in good condition for Reconditioning prior to selling them to our customers. As we are able to keep up with industry trends and keep track of our customers’ changing needs, our customers regularly return to us for repeat business and from time to time, they also refer other prospective customers to us. We have a wide customer base comprising more than 300 customers from Singapore, Indonesia and Malaysia. Further, some of our customers are also our suppliers.

We have strived to maintain stable business relationships with our key customers. For the financial years ended May 31, 2024 and 2023, our top five customers accounted for approximately 30.0% and 31.6% of our total revenue, and our top five customers have on average more than 16 years of business relationships with us. We believe that our Group’s strong and long-term relationships with these key customers provide us with a competitive advantage to secure future contracts, a steady flow of repeat business and revenue, and serve as a testament for us in marketing and business development with new customers.

We have an experienced and committed management team with succession plan

We are led by Mr. Lim CP, our Executive Director and Chief Executive Officer and one of the founding shareholders, who has been instrumental in spearheading the growth of our Group. Mr. Lim CP has over 40 years of experience in the trading of Reconditioned and new Containers in Singapore and is primarily responsible for planning and execution of our Group’s business strategies. He is supported by the other Executive Director, Executive Officers and senior management (namely Mr. Liang Zhao Rong, Mr. Lim KS, Mr. Lim TC, Mr. Lim TM and Mr. Quek Che Wah) who collectively possesses expertise in Reconditioning services, sales and marketing, operations, customer relationship management, human resources, operations and financial control and have been working with our Group for over 21 years on average. We believe that the collective knowledge, experience and expertise of our Executive Directors, Executive Officers and senior management will serve to respond to our customers’ needs in a timely manner which are essential for us to secure new business as well as maintain our existing customers. See “Item 6. Directors, Officers and Senior Management”.

Moreover, we recognize that effective succession planning is important in building a pipeline of leaders to ensure business continuity. As such, the second generation of Mr. Lim CP, namely Mr. Lim TM and Mr. Lim TC joined the Group in 1999 and 2003, respectively, to look after sales and operations. Our management team is conscientious in identifying, grooming and preparing our own staff for management roles. With all of our client-facing senior management being groomed internally, we are able to maintain a consistent management culture and our commitment towards personal development of our staff will in turn enable us to maintain our service quality as we continue to expand.

We have a fleet of 13 delivery trucks which enables us to efficiently coordinate and manage our logistic service

As of May 31, 2024, we had a fleet of 12 delivery trucks, which allows us to undertake efficient and coordinated logistic services for the delivery and collection of drums. Having our own fleet of trucks allow us to expediently deploy them to various locations as and when required as we do not need to rely on third parties. We also have an experienced in-house servicing team for our trucks to ensure that they are well maintained and operating efficiently.

Business strategies

According to the International Monetary Fund (IMF), the nominal gross domestic product (GDP) in Singapore is expected to grow from approximately S$573.8 billion in 2022 to approximately S$678.7 billion in 2026, at a CAGR of approximately 4.3%. According to Frost & Sullivan, the Container Reconditioning industry in Singapore is also expected to grow from approximately S$501.5 million in 2022 to approximately S$594.6 million in 2026, at a compound annual growth rate (CAGR) of approximately 4.3%. Our principal objective is to take advantage of such anticipated growth to sustain continuous growth in our business and to increase our market share and expand our customer base in the sale of Reconditioned and new Containers industry in Singapore and the Southeast Asian region whilst reducing our environment footprint with the following strategies:

Increasing our storage facilities and diversify the range of Containers

As we plan to increase our market share, we intend to diversify our range of Reconditioned and new Containers so that we can expand our customer base to include companies that operate in the semiconductor and shipyard industries. As our range of Containers and our customer base expands, we will need additional physical storage facilities to house our products. We intend to look for opportunities to acquire or lease properties so that we will have sufficient space to house our products. In the event that our business continues to grow, we may need to expand our plant to accommodate more machinery for Reconditioning works.

Strategic acquisitions, joint ventures and/or strategic alliances

We intend to focus on our principal business activities in the sales of Containers, we plan to explore opportunities to collaborate with suitable partners in related industries through strategic alliances, joint ventures, acquisitions and investments. For example, if a suitable opportunity arises, we may collaborate with potential partners in the waste management industries if these collaborations are likely to provide us with more business opportunities.

Creating enterprise value through the strengthening of our ESG

Our mission is to make it our corporate social responsibility to offer environmentally friendly, efficient, innovative and reliable products and services in Singapore and the Southeast Asian region to help our customers move towards a zero environmental impact footprint and to save costs and achieve better allocation of resources in the process. As such, we also strive to make sure that all our work processes are environmentally friendly. We are already recycling wastewater, the Containers that cannot be Reconditioned and the other miscellaneous items that we collect during the provision of our services. As our work processes consume a lot of electricity, we intend to install solar panels on the roof of our plant so that our work processes can be more friendly to the environment.

Renewing and expanding our fleet of delivery trucks

To further strengthen our ESG, we intend to replace our fuel delivery trucks with electric delivery trucks. Moreover, as we target to expand our customer base and increase our market share, we will need more delivery trucks to service them. With a newer fleet of delivery trucks, we believe our corporate image will be enhanced and that the downtime caused by wear and tear of the old delivery trucks would also be reduced, thereby enhancing the quality of our services.

Working towards Industry 5.0 through the three pillars of human-centricity, resilience and sustainability through automating certain aspects of our Reconditioning process

As our current business operations are highly labor intensive by nature, and we rely largely on the experience and expertise of our employees in our production process, we believe that there are opportunities for us to use technology to streamline our processes in order to increase operational efficiency so that our employees can focus on higher value-added services and modernize our business operations.

Increase marketing and brand building

We generally develop our business through word-of-mouth customer referrals, advertisements in the Directory of Singapore Process & Chemical Industries and our corporate website. In order to increase our market share and expand our customer base, it is essential that we increase the public awareness of our brand and our products and services in both our current and potential markets through active participation in online marketing campaigns, including search engine marketing and search engine optimization.

Quality Assurance

Our Directors believe that our success is largely dependent on our ability to offer quality products and services that fulfil the needs of our customers. In pursuit of quality excellence, we have implemented a QMS which is accredited to be in compliance with the requirements of ISO 9001 (quality management) since 2008. The main objectives of our QMS are:

●	to ensure leadership capability;
●	to enhance our understanding in market segmentation and customer needs;
●	to enhance our product knowledge;
●	to ensure our ability to launch new and innovative products faster than our competitors;
●	to ensure our pricing competency;
●	to establish ourselves as the sole-dealer of good brand products;
●	to focus on saving costs for our customers and to provide one-stop Reconditioning services to our customers; and
●	to share our achievements with our staffs.

Mr. Quek Che Wah, our Deputy Chief Executive Officer, has overall responsibility for our QMS. Mr. Lim TC, our operations director, is the management representative of our QMS and is responsible for establishing the processes needed for our QMS and overseeing the implementation of our QMS. Internal audit on our QMS is conducted annually to review and evaluate our compliance with ISO 9001 requirements. Our QMS mainly covers the following aspects:

Production management

Our operations supervisors are responsible for monitoring quality control of our Reconditioned Containers. They are responsible for setting up our pre-production checklist and grading the used Containers we acquired through visual inspection and physical check based on our internal guidelines. The non-conforming used Containers will be scrapped or Recycled immediately. They are also responsible for testing the Reconditioned Containers through visual inspection and physical check to ensure that they meet our internal guidelines and any non-conforming Reconditioned Containers will be sent for another round of Recondition process.

In order to ensure smooth production processes, our operations supervisors are responsible for preparing the service checklist of our machinery, ensuring that our machinery is maintained every week and serviced every month as well as ensuring that there are sufficient spare parts for the monthly services. They are also responsible for getting feedback from our production team and mechanics during the monthly briefing meetings, to determine what changes are required to our work processes and what machinery needs to be replaced after getting the feedbacks and to take all appropriate follow-up actions, including briefing the production team on the changes to the work processes and getting the relevant approvals for the replacement of machinery.

Materials procurement

All our purchases must be approved by the relevant department heads and purchases exceeding S$50,000 must also be approved by our Deputy Chief Executive Officer. We generally only work with suppliers on our list of internally approved suppliers, unless there are suppliers recommended by our customers. We assess the suppliers based on their pricing, credit period, products/services, reputation, track record as well as their capability to meet our requirements. We generally obtain more than one quotation for major purchases. We implement our internal acceptance procedures on materials procured and our operations supervisors are responsible to conduct checks on materials received to deter materials of inferior or unsatisfactory quality upon delivery.

Relationship with our customers

We regularly communicate with our customers to get their feedback on our products/services by face-to-face meetings or telephone conferences. We also send product survey to our customers on a quarterly basis. We have implemented procedures for handling complaints from our customers to ensure due record of and timely response to customers’ comments. We also perform follow-up actions based on our customers’ comments (such as making appropriate changes to improve our work processes in order to maintain our quality standard and briefing our production team on a monthly basis on the improvement required and our customers’ requirements, etc.) and also make note of their feedback for future reference. In order to minimize complaints from our customers, our operations supervisors conduct quality control checks on our products before they are delivered to our customers.

Environmental Protection

Reconditioning of used Containers may generate a lot of waste which may inevitably have an impact on the environment. To carry out our corporate responsibility in respect of environmental protection and to be in compliance with the relevant laws and regulations, we have our own wastewater treatment facilities to treat the wastewater generated in our plant and over 65% of the treated wastewater is deployed in the Reconditioning process and a licensed independent waste collector collects the remaining sludge derived from the wastewater treatment for proper disposal in accordance with the requirements of the NEA. We have also installed a volatile organic compounds (VOC) monitoring system to track the water pH level and the parts per million (ppm) of the water released to public sewage. We also send all the non-conforming used Containers for scrapping or Recycle and we endeavor to sell all the scraps, Recycled materials and all the other recyclable materials which we identify during our work process to the appropriate recycle companies and the other industrial wastes are properly disposed by licensed independent waste collectors. During the financial years ended May 31, 2024 and 2023, we had no material non-compliance or violations on any laws and regulations in relation to environmental protection.

Workplace Health and Safety

Our Group’s business in Singapore is subject to various environmental and safety standards and regulations including Environmental Protection and Management Act (Chapter 94A), Environmental Protection and Management (Hazardous Substances) Regulations, Environmental Public Health (Toxic Industrial Waste) Regulations 1988, the Sewerage and Drainage (Trade Effluent) Regulations, the Arms and Explosives Act (Chapter 13), the Electricity Act (Chapter 89A), the Electricity (Electrical Installations) Regulations 2002, the Workplace Safety and Health Act (Chapter 354A), Workplace Safety and Health (General Provisions) Regulations and the Work Injury Compensation Act (Chapter 354). Please refer to the “Regulatory Environment” section of this Annual Report for more information. We are committed to risk management, health and safety standards, quality assurance and environmental impact control. We operate under the strict regime of these environmental and safety standard and regulations and our Directors are not aware of any infringements for the financial years ended May 31, 2024 and 2023.

We endeavor to implement and maintain a robust workplace safety and health management safety system, and have obtained on June 25, 2021 a certificate from WSH (which will remain valid until August 5, 2027) certifying that Jurong Barrels has fulfilled the requirements to obtain the Level 4 accreditation under bizSAFE. In particular, all our drivers are required to obtain the Hazmat Transport Driver Permit issued by the SCDF to transport liquid toxic industrial wastes. All our forklift operators are required to attend a forklift operator course conducted by an accredited training provider recognized by the MOM and passed the relevant theory and practical tests before they can apply for a Forklift License issued by the MOM. Other than the mandatory courses, we also encourage our forklift operators, metal workers, drivers and driver attendants to attend various courses on safety and technical skills to ensure that they are updated on new developments and requirements in the industry.

We consistently review our workplace safety and health system and implement additional measures and safe work procedures for our operations, including:

●	conducting risk assessments for non-routine activities;
●	implementing an in-house orientation program and assessment program for relevant newly hired employees;
●	implementing pre-lift meetings for the lifting team to ensure that the forklift operator has a better understanding of the intended load to be lifted, the effective radius of the forklift and the distance of the load;
●	establishing an emergency response procedure and communicating such procedure to all forklift operators, drivers and driver attendants; and
●	establishing a checklist for the monthly workplace safety and health inspection conducted by our management.

We emphasize strongly on employee training and we conduct on-the-job training for our employees to equip them with the requisite knowledge and technical skills for the responsibilities and requirements of their jobs. Some of our employees undergo relevant certifications organized by government-appointed training centers where they become certified to operate and erect forklifts in Singapore. Some of our employees also undergo workplace safety courses regularly, depending on their job requirements.

Competition

We are the leading supplier of a wide range of Reconditioned and new Containers in Singapore, accounted for approximately one-third of the market share (in terms of revenue) of the Reconditioned Containers industry in Singapore in 2021. The market of Reconditioning of Containers in Singapore is relatively consolidated with less than 100 industry participants in 2021. In 2022, there are 204 NEA licensed toxic industrial waste collectors in Singapore, of which 15 are engaged in the industrial waste collection involving containers. Large scaled market participants, like ourselves, generally have diversified product portfolio and are involved in all parts of the value chain, including collection, recycling and offer for sale a full line of Reconditioned Containers. The barrier to enter the industry is relatively high as it involves heavy capital investments to set-up and operate the business, industry expertise to provide integrated solutions and value-added services to customers, well-established and long-term business relationships with customers and suppliers as well as a strong track record to attract new customers.

To the best of our knowledge, we have identified the following as our main competitors to our Reconditioned Containers sales business in Singapore:

●	Global Barrels Industries Pte Ltd
●	Hock Ann Seng Industries Pte Ltd

Intellectual Property

Our Group has not registered any intellectual property rights. We were not involved in any proceedings with regard to, and we have not received notice of any claims of infringement of, any intellectual property rights that may be threatened or pending, in which we may be involved either as a claimant or respondent.

Employees

We employed 117 persons as at May 31, 2024, who were all based in Singapore and 60 of them were foreign workers. Over 27.4% of our employees had worked with us for over 10 years as at May 31, 2024. Our employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good and we generally pay our employees above the median salary published by the MOM. We had not experienced any difficulty in the hiring of employees, even when Singapore was affected by lockdowns during the COVID-19 pandemic.

Insurance

We maintain fire industrial and public liability insurance policies covering our Plant and Warehouse in accordance with customary industry practice. We carry work injury compensation insurance for all employees and medical and death insurance for our foreign employees, in compliance with applicable regulations. We do not carry general business interruption or “key person” insurance. We will continue to review and assess our risk portfolio and make necessary and appropriate adjustments to our insurance practices to align with our needs and with industry practice in Singapore.

Litigation and Other Legal Proceedings

As of the date of this Annual Report, we are not party to any significant proceedings in Singapore. We are not aware of any legal proceedings of which we are a party outside of Singapore.

Impact of COVID-19 on our business

The global pandemic outbreak of COVID-19 announced by the World Health Organization in early 2020 has caused minimal disruption to our operations as well as the operations of most of our customers and suppliers as our businesses are classified as essential services by the Singapore government which were allowed to operate normally during the lockdown periods.

REGULATORY ENVIRONMENT

This section sets forth a summary of the material laws and regulations that affect our Group’s business and operations in Singapore. Information contained in this section should not be construed as a comprehensive summary nor detailed analysis of laws and regulations applicable to the business and operations of our Group. This overview is provided as general information only and not intended to be a substitute for professional advice. You should consult your own advisers regarding the implication of the laws and regulations of Singapore on our business and operations.

Laws and Regulations Relating To Our Business In Singapore

As our operating subsidiaries are a company incorporated in Singapore, we are subject to all relevant laws and regulations of Singapore and may be affected by new laws, regulations and policies which are introduced by the Singapore government from time to time. We have identified the main laws and regulations (apart from those pertaining to general business requirements) that we anticipate may materially affect our operations, the relevant regulatory bodies and the licenses, permits and approvals typically required for the conduct of our business in Singapore.

The following description is a summary of material laws and regulations applicable to our operations in Singapore. The laws and regulations set out below are not exhaustive and are only intended to provide general information to investors and are neither designed nor intended to be a substitute for professional advice. Prospective investors should consult their own advisers regarding the implication of the relevant laws and regulations on us.

Laws and regulations relating to electrical installations

Electricity Act 2001 (“EA 2001”) and Electricity (Electrical Installations) Regulations 2002 of Singapore (“EEIR 2002”)

The Energy Market Authority (“EMA”) is the regulatory authority of the electricity industry in Singapore.

In Singapore, consumers using certain electrical installations, unless otherwise exempted under the EA 2001, are required to hold an electrical installation license and engage a licensed electrical worker (“LEW”) of the appropriate class to carry out regular inspection of their installations to ensure that it is safe for use.

Under the EA 2001, an electrical installation comprises of electrical wirings, fittings or apparatus used for the conveyance and control of electricity in any premises.

The main objective of the licensing scheme for electrical installations is to ensure that owners or users of large electrical installations maintain their electrical installations properly and arrange for their electrical installations to be inspected and certified fit for operation by LEWs on an annual basis.

As of the date of this Annual Report, Jurong Barrels is a holder of an Electrical Installation License granted by the EMA under the provisions of the EA 2001 and the EEIR 2002.

Laws and regulations relating to explosive precursors

Arms and Explosives Act 1913 (“AEA 1913”) and Arms and Explosives (Explosive Precursors) Rules 2007 (“EPR 2007”) of Singapore

The AEA 1913 is the primary legislation in Singapore regulating the handling of guns, explosives, explosive precursors, certain other weapons such as swords, daggers and spears as well as noxious substances.

Under the AEA 1913, explosive precursors refer to any of the 15 substances specified in the Second Schedule of AEA 1913. As part of its business, Jurong Barrels deals with sodium nitrite, which is the 12th explosive precursor referred to in the Second Schedule of the AEA 1913.

Section 21A(1) of the AEA 1913 provides that a person must not unless authorized thereto by license, and in accordance with the conditions of the license and such other conditions as may be prescribed, have in the person’s possession or under the person’s control, import, export, manufacture or deal in any explosive precursor.

Further, under the EPR 2007, a licensee shall keep and maintain and register book for a period of not less than 3 years from the date the record is made, and make the register book available for inspection by the Licensing Officer, who is responsible for the issuance of licenses on explosive precursors under Section 4 of the AEA 1913.

As of the date of this Annual Report, the SPF has granted Mr. Lim CP for Jurong Barrels a license to possess or control sodium nitrite in the quantity of 300,000 kgm as well as a license to store sodium nitrite in the quantity of 300,000 kgm respectively.

Laws and regulations relating to discharge of trade effluent

Sewerage and Drainage Act 1999 (“SDA 1999”) and Sewerage and Drainage (Trade Effluent) Regulations 1999 (“TER 1999”) of Singapore

The SDA 1999 governs the provision, operation and maintenance of the sewerage systems in Singapore.

As defined in the SDA 1999, trade effluent refers to any liquid, including particles of matter and other substances in suspension in the liquid, which is the outflow from any trade, business or manufacture or of any works of engineering or building construction.

All trade effluent to be discharged into the public sewerage system must be done with prior written approval from the PUB. Requirements relating to trade effluent discharge are set out in the SDA 1999 as well as the TER 1999.

During the course of its business operations, Jurong Barrels generates trade effluent, which is discharged into the public sewer. As of the date of this Annual Report, Jurong Barrels has obtained written approval from the PUB to discharge trade effluent into the public sewer at its plant located at 34 Gul Crescent, Singapore 629538 (the “Plant”). The written approval which is currently in force, is valid from December 11, 2020 and is set to expire on December 10, 2025.

Laws and regulations relating to toxic industrial waste

Environmental Public Health Act 1987 (“EPHA 1987”) and Environmental Public Health (Toxic Industrial Waste) Regulations 1988 (“TIWR 1988”) of Singapore

Under the EPHA 1987, toxic industrial waste, refers to any industrial waste which owing to its nature, composition or quantity constitutes a danger to human health or the environment or which contains or may produce pathogens of transmissible diseases.

The handling, transportation, treatment and disposal of toxic industrial waste in Singapore is regulated under TIWR 1988 which is a subsidiary legislation derived from the EPHA 1987. TIWR 1988 sets out the restrictions on the generation of toxic industrial wastes as listed in its Schedule, as well as regulations on the import, transport and storage of such waste.

Laws and regulations relating to collection of toxic waste

TIWR 1988 prescribes that all toxic industrial waste collectors must be licensed. Under the TIWR 1988, a toxic industrial waste collector is defined as a person who receives toxic industrial wastes for storage, reprocessing, treatment and disposal.

Under Regulations 9 and 10 of the TIWR 1988, a license must be obtained from the PCD to collect specific toxic industrial wastes as stipulated in the license and such waste storage and treatment activities is to be confined to waste storage approved premises and facilities.

Laws and regulations relating to transportation of toxic industrial waste

The transportation of toxic industrial waste is regulated under the TIWR 1988.

Written transport approval from the PCD is required for the transportation of wastes in quantities which exceed those specified in the TIWR 1988.

TIWR 1988 delineates the functions and responsibilities of the key persons involved in the transportation process, which are as follows:

(a)	Consignor: means any person who presents a consignment of toxic industrial waste for transport or on whose behalf such consignment is presented.
(b)	Carrier: means any person undertaking the transport of toxic industrial waste and includes both carriers for hire or reward and carriers on own account;
(c)	Consignee: is the person who receives the controlled wastes.
(d)	Driver: Driver of the vehicle transporting the toxic industrial wastes

As Jurong Barrels receives empty containers for hydrogen peroxide, acid, alkali, oil/waste oil, solvents, acrylic, paint and resin for storage, reprocessing, use, treatment or disposal at its Plant and transports empty containers for hydrogen peroxide, acid, alkali, oil/waste oil, solvents, acrylic, paint and resin as part of its business operations, as of the date of this Annual Report, Jurong Barrels has obtained a license for the transportation of toxic industrial waste as well as a toxic industrial waste collectors’ license from the relevant regulatory authority, the NEA.

Laws and regulations relating to storage and use of hazardous substances

Environmental Protection and Management Act 1999 (“EPMA 1999”) and Environmental Protection and Management (Hazardous Substances) Regulations 1999 (“HSR 1999”) of Singapore

Regulation 17(1) of HSR 1999 provides that a person shall not use, keep or have in his possession or under his control any hazardous substance specified in the Schedule unless he is authorized to store such hazardous substance.

HSR 1999 sets out the approval procedure for the transport, or consignment for transport of any hazardous substance as listed in it Schedule, as well as import licensing and storage permit procedure for hazardous substances.

As of the date of this Annual Report, Jurong Barrels has obtained a permit from the NEA to store and use certain hazardous substances pursuant to the EPMA 1999 and Regulation 17 of the HSR 1999 to store at its business at its Plant and use the following substances for various purposes:

(a)	Sodium hydroxide (50.00% purity, at a maximum quantity of 100.00 litres permitted to be stored): To prevent grease;
(b)	Sulphuric acid (35.00% purity, at a maximum quantity of 100.00 litres permitted to be stored): For water treatment; and
(c)	2,2-Dibromo-3-Nitrilproprionamide (“DBNPA”) (20% purity, at a maximum quantity of 200 litres): Sprayed into internal container.

Laws and regulations relating to motor vehicles

Road Traffic Act 1961 (“RTA 1961”) of Singapore

As part of its business operations, Jurong Barrels owns 12 delivery trucks in its fleet which are utilised on Singapore roads, and are being used for the disposal of toxic industrial waste and the provision of collection and/or delivery services.

The RTA 1961 sets out the regulations relating to road traffic and other regulations concerning the use of vehicles and the user of roads.

Section 10 of the RTA 1961 provides that subject to the RTA 1961 and its relevant rules, no person shall keep or use a vehicle unless it has been registered under the RTA 1961 and its registration has not been cancelled.

Further, Section 10B of the RTA 1961 provides that no heavy vehicle shall be registered under the RTA 1961 unless the person applying for the registration of the heavy vehicle satisfies the Registrar of Vehicles of Singapore that a vehicle parking certificate or such other document in respect of the parking of the heavy vehicle has been issued by the relevant authority under the Parking Places Act 1974 of Singapore.

Parking Places Act 1974 (“PPA 1974”) of Singapore

Delivery trucks, being heavy vehicles, also constitute part of Jurong Barrels’ fleet. A “heavy vehicle” is defined under Section 2 of the PPA 1974 to mean:

(a)	any heavy goods vehicle or concrete mixer, the maximum laden weight of which exceeds 5,000 kilograms;
(b)	any bus with a seating capacity of more than 15 persons, not inclusive of the driver;
(c)	any trailer, containing trailer, low loader or flat-bed trailer, the maximum laden weight of which exceeds 5,000 kilograms; and
(d)	any mobile crane or recovery vehicle the unladen weight of which exceeds 2,500 kilograms.

Parking Places (Parking of Heavy Vehicles) Rules 1994 (“PPR 1994”) of Singapore

Pursuant to Regulation 4 of the PPR 1994, every person who is the registered owner of, or who has purchased, a heavy vehicle shall:

(a)	procure a designated parking space for the parking of the heavy vehicle; or
(b)	if the registered owner owns or has purchased 2 or more trailers, may procure one designated parking space for the parking of not more than 3 such trailers; or
(c)	if the registered owner owns or has purchased 2 or more 20-foot trailers, may procure one designated space for the parking of not more than 6 such trailers.

Regulation 4(4) of the PPR 1994 provides that, upon compliance with the foregoing, the registered owner shall apply for a vehicle parking certificate in respect of the heavy vehicle.

Regulation 6 of the PPR 1994 provides that every vehicle parking certificate shall be valid for the period for which a designated parking space for the parking of the heavy vehicle has been procured.

As of the date of this Annual Report, the motor vehicles which the Jurong Barrels owns and operates for its business in Singapore have been duly registered and Jurong Barrels has procured the necessary parking spaces and vehicle parking certificates in Singapore in respect of all delivery trucks in its fleet.

Road Traffic (Expressways – Excluded Vehicles) Rules 2010 (“EEVR 2010”) of Singapore

Regulation 3 of the EEVR 2010 provides that no person shall use any excluded vehicle, or cause or permit any excluded vehicle to be used, on any part of an expressway.

The First Schedule of the EEVR 2010 provides that excluded vehicles include:

1.	bicycles; 1A. power-assisted bicycles
2.	tricycles;
3.	trishaws;
4.	motorcycles with side cars attached;
5.	motorcycles for which the designed maximum speed is less than 50 kilometres per hour;
6.	invalid carriages;
7.	three-wheeled vans;
8.	low trailers;
9.	road rollers;
10.	ready-mix concrete trucks;
11.	mobile cranes;
12.	forklifts;
13.	excavators;
14.	road pavers;
15.	tractors;
16.	dumpers;
17.	wheel loaders;
18.	bulldozers;
19.	graders;
20.	mobile concrete pumps;
21.	hydrant dispensers;
22.	motor vehicles with any of the wheels fitted with neither a pneumatic tyre nor a solid rubber tyre; and
23.	any other motor vehicle where the maximum speed at which it may be driven on any road under the Road Traffic (Regulation of Speed) Regulations (R 13) is less than 50 kilometres per hour.

However, Regulation 4 of the EEVR 2010 provides that the owner or driver of an excluded vehicle may apply for a permit authorizing the excluded vehicle to be used on an expressway or any part thereof.

Jurong Barrels is the owner of 15 forklifts which are utilized frequently as part of its business operations. As of the date of this Annual Report, none of the forklifts are used on expressways in Singapore. Jurong Barrels will apply and obtain approval from the relevant authorities for such use should such need arise.

Motor Vehicles (Third-Party Risks and Compensation) Act 1960 (“MVA 1960”) of Singapore

The MVA 1960 provides for regulations concerning third-party risks arising out of the use of motor vehicles and for the payment of compensation in respect of death or bodily injuries arising out of the use of motor vehicles.

Section 3 of the MVA 1960 provides that it shall be unlawful for a person to use or cause or permit any other person to use a motor vehicle in Singapore unless there is in force in relation to the use of the motor vehicle by that person or that other person such policy of insurance in respect of third-party risks.

Section 4(1) of the MVA 1960 provides that to comply with the requirements of the MVA 1960, a policy of insurance must be issued by an insurer who at the time the policy is issued is lawfully carrying on motor insurance business in Singapore and the policy insures such person, persons or classes of persons as may be specified in the policy in respect of any liability which may be incurred by him or them in respect of the death of or bodily injury to any person caused by or arising out of the use of the motor vehicle in Singapore.

As of the date of this Annual Report, Jurong Barrels has obtained the relevant motor insurances covering third-party risks and such insurances will cover the relevant third-party liabilities that may be incurred by the drivers of its delivery trucks.

Laws and regulations relating to Personal Data

Personal Data Protection Act 2012 (“PDPA 2012”) of Singapore

The Personal Data Protection Act 2012 (the “PDPA 2012”) generally requires organizations to give notice and obtain consents prior to collection, use or disclosure of personal data (being data, whether true or not, about an individual who can be identified from that data or from that data and other information to which organizations have or are likely to have access), and to provide individuals with the right to access and correct (any error or omission in) their own personal data. Organizations have mandatory obligations to assess if the data breaches they suffer are notifiable data breaches, and are required to notify the Singapore Personal Data Protection Commission (“PDPC”) and the affected individuals where the data breach is of a certain severity (where the data breach results in, or is likely to result in significant harm to the affected individual, and/or is, or is likely to be of significant scale).

The PDPA 2012 also imposes various baseline obligations on organizations in connection with permitted uses of, accountability for, the protection of, the retention of, and overseas transfers of, personal data. In addition, the PDPA requires organizations to check “Do-Not-Call” registries prior to sending marketing messages (whether in sound, text, visual or other forms) addressed to Singapore telephone numbers (or other telephone numbers as may be prescribed), through voice calls, fax, text messages or other means.

The PDPA 2012 creates various offenses in connection with the improper use and/or disclosure of personal data, certain methods of collecting personal data and certain failures to comply with the requirements under the PDPA 2012. These offences may be applicable to organizations, their officers and/or their employees. Offenders are liable on conviction to fines and/or imprisonment. The PDPA 2012 empowers the PDPC with significant regulatory powers to ensure compliance with the PDPA, including powers to investigate, give directions and impose financial penalties on convicted organizations. In addition, the PDPA 2012 creates a right of private action, pursuant to which the Singapore courts may, upon such persons’ application, grant damages, injunctions, declarations and such other relief the courts deem fit to persons who suffer loss or damages directly as a result of contraventions of certain requirements under the PDPA 2012.

The PDPA 2012 was last amended by the Personal Data Protection (Amendment) Act 2020 (the “Amendment Act”), resulting in significant amendments to the PDPA 2012. The changes brought about by the Amendment Act have since been implemented in phases as of 1 February 2021. Amongst others, this has included the implementation of the mandatory data breach notification requirement, the accountability principle and introduction of offences relating to mishandling of personal data.

Since 1 October 2022, the maximum financial penalty for the breaches of PDPA 2012 have been increased. The financial penalty cap which may be imposed on organizations for breaches under the PDPA 2012 has increased from the previously fixed S$1 million, to 10% of the organization’s annual turnover in Singapore for organizations with annual local turnover exceeding S$10 million, whichever is higher.

As of the date of this Annual Report, key portions of the Amendment Act not yet in force include a requirement for organizations to transfer personal data of an individual (that is held in electronic form) to a different organization in a commonly used machine-readable format where requested by the individual (generally referred to as “data portability”).

Laws and regulations relating to industrial noise control and nuisances

Environmental Public Health Act 1987 (“EPHA 1987”) of Singapore

The EPHA 1987 is administered by the NEA and regulates, among other things, the disposal and treatment of industrial waste and public nuisances. Under the EPHA 1987, the Director- General of Public Health of Singapore (the “DGPH”) may, upon receipt of any information with respect to the existence of a nuisance liable to be dealt with summarily under the EPHA 1987 and if satisfied of the existence of a nuisance, serve a nuisance order on the person by whose act, default or sufferance the nuisance arises or continues, or if the person cannot be found, on the owner or occupier of the premises on which the nuisance arises. Some of the nuisances which are liable to be dealt with summarily under the EPHA 1987 include any factory or workplace which is not kept in a clean state, any place where there exists or is likely to exist any condition giving rise, or capable of giving rise to the breeding of flies or mosquitoes, any place where there occurs, or from which there emanates noise or vibration as to amount to a nuisance and any machinery, plant or any method or process used in any premises which causes a nuisance or is dangerous to public health and safety. If the DGPH receives any information in respect of the existence of a nuisance liable to be dealt with under the EPHA 1987, a nuisance order may be served on the person responsible for the nuisance prescribing the measures to be taken to remedy the nuisance. Any failure to comply with the nuisance order served is an offense and such person is liable upon conviction for a fine not exceeding S$10,000 for the first offense and to a further fine not exceeding S$1,000 for every day during which the offense continues after conviction.

Environmental Protection and Management Act 1999 (“EPMA 1999”) of Singapore

The EPMA 1999 of Singapore and its subsidiary legislation are administered by the NEA, which provide for, among other things, laws relating to pollution control in Singapore through the regulation of various industries. Pursuant to the Environmental Protection and Management (Boundary Noise Limits for Factory Premises) Regulations (the “EPM Regulations 1999”), the owner or occupier of any factory premises shall ensure that the level of noise emitted from his premises does not exceed the maximum permissible noise levels as set out in the First Schedule to the EPM Regulations 1999. The permissible noise levels may vary depending on the type of affected premises, which include, among others, noise sensitive premises that require peace and quiet, residential premises and commercial premises not including factory premises. Any person who fails to comply with the requirements under the EPM Regulations 1999 is guilty of an offense and liable upon conviction for (a) a fine not exceeding S$5,000 on the first conviction, and in the case of a continuing offense, to a further fine not exceeding S$200 for every day or part thereof the offense continues after the conviction; and (b) a fine not exceeding S$10,000 on a subsequent conviction, and in the case of a continuing offense, to a further fine not exceeding S$300 for every day or part thereof during which the offense continues after conviction.

Laws and regulations relating to workplace health and safety

Workplace Safety and Health Act 2006 of Singapore (“WSHA 2006”)

Sections 12(1) and 12(2) of the WSHA 2006 provide that every employer has the duty to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of its employees at work. These measures include providing and maintaining for the employees a work environment that is safe, without risk to health, and adequate with regards to facilities and arrangements for employees’ welfare at work, ensuring that adequate safety measures are taken in respect of any machinery, equipment, plant, article or process used by the employees, ensuring that the employees are not exposed to hazards arising out of the arrangement, disposal, manipulation, organization, processing, storage, transport, working or use of things in or near their workplace and under the control of the employer, developing and implementing procedures for dealing with emergencies that may arise while those persons are at work and ensuring that the employees at work have adequate instruction, information, training and supervision as is necessary for them to perform their work. The relevant regulatory body is the MOM.

Any person who breaches his duty under the WSHA 2006 is guilty of an offense and will be liable on conviction, in the case of a body corporate, to a fine not exceeding S$500,000 and if the contravention continues after the conviction, the body corporate shall be guilty of a further offense and will be liable to a fine not exceeding S$5,000 for every day or part thereof during which the offense continues after conviction. For repeat offenders, where a person has on at least one previous occasion been convicted of an offense under the WSHA 2006 that causes the death of any person and that person is subsequently convicted of the same offense that causes the death of another person, the court may, in addition to any imprisonment, if prescribed, punish the person, in the case of a body corporate, with a fine not exceeding S$1 million and, in the case of a continuing offense, with a further fine not exceeding S$5,000 for every day or part thereof during which the offense continues after conviction.

Under Section 16 of the WSHA 2006, it is the duty of any person who manufactures any machinery, equipment or hazardous substance (“MEHS”), which includes, among other things, welding equipment, for use at work to ensure, so far as is reasonably practicable, that (a) information regarding the safe use of the MEHS is supplied for use at work (which should include precautions to be taken for the proper use and maintenance of such MEHS, the health hazards associated with the MEHS and the information relating to and the results of any examinations or tests of the MEHS that are relevant to its safe use); (b) the MEHS are safe, and without risk to health, when properly used; and (c) the MEHS are examined and tested in compliance with the obligation imposed by paragraph (b). The duties imposed on any person in respect of the aforementioned shall (i) apply only if the MEHS are manufactured or supplied in the course of a trade or business carried on by the person (whether for profit or not); (ii) apply whether the MEHS are exclusively manufactured or supplied for use by persons at work; (iii) extend to the supply of the MEHS by way of sale, transfer, lease or hire and whether as principal or agent, and to the supply of the MEHS to a person for the purpose of supply to others; and (iv) not apply to a person by reason only that the person supplies the machinery or equipment under a lease-purchase agreement, conditional sale agreement or credit-sale agreement to another (“customer”) in the course of a business of financing the acquisition of the machinery or equipment by the customer from others. In the event any person contravenes the relevant provision in the WSHA 2006 that imposes the aforementioned duty on such person, that person is guilty of an offense, and liable on conviction (in the case of a natural person) for a fine not exceeding S$200,000 or imprisonment for a term not exceeding two years or both, or (in the case of a body corporate) for a fine not exceeding S$500,000.

Further, under Section 21(1), read with Section 21(2) of the WSHA 2006, the Commissioner for Workplace Safety and Health (the “CWSH”) may serve a remedial order or a stop-work order in respect of a workplace if he is satisfied that (a) the workplace is in such condition, or is so located, or any part of the machinery, equipment, plant or article in the workplace is so used, that any work or process carried on in the workplace cannot be carried on with due regard to the safety, health and welfare of persons at work; (b) any person has contravened any duty imposed by the WSHA 2006; or (c) any person has done any act, or has refrained from doing any act which, in the opinion of the CWSH, poses or is likely to pose a risk to the safety, health and welfare of persons at work.

The remedial order shall direct the person served with the order to take such measures, to the satisfaction of the CWSH, to, among other things, remedy any danger so as to enable the work or process in the workplace to be carried on with due regard to the safety, health and welfare of the persons at work, whereas a stop-work order will direct the person served with the order to immediately cease to carry on any work or process indefinitely or until such measures as are required by the CWSH have been taken, to the satisfaction of the CWSH, to remedy any danger so as to enable the work or process in the workplace to be carried on with due regard to the safety, health and welfare of the persons at work, and shall specify the date on which such order is to take effect.

Pursuant to the Workplace Safety and Health (Noise) Regulations 2011 of Singapore (the “WSHNR 2011”), the occupier of a workplace must take reasonably practicable measures to reduce or control the noise from any machinery or equipment used or from any process, operation or work carried out by him in the workplace, so that no person at work in the workplace is exposed or likely to be exposed to excessive noise. This may include replacing noisy machinery, equipment, processes, operations or work with less noisy machinery, equipment, processes, operations or work, and such other measures as prescribed under the WSHNR 2011. Where it is not practicable to reduce the noise, the occupier of a workplace shall limit the duration of time persons at work are exposed to the noise in accordance with the time limits prescribed in the Schedule under the WSHNR 2011. Any person who contravenes the aforementioned is guilty of an offense and is liable on conviction for a fine not exceeding S$10,000, and in the case of a second or subsequent conviction, for a fine not exceeding S$20,000 or imprisonment for a term not exceeding six months or both.

Pursuant to the Workplace Safety and Health (Risk Management) Regulations 2006 (“Risk Management Regulations 2006”), the employer in a workplace is supposed to, among other things, conduct a risk assessment in relation to the safety and health risks posed to any person who may be affected by his undertaking in the workplace, take all reasonably practicable steps to eliminate or minimize foreseeable risks, implement measures or safety procedures to address the risks, and to inform workers of the same, maintain records of such risk assessments and measures/safety procedures for a period of not less than three years and submit such records to the CWSH when required by the CWSH from time to time. Any employer who fails to comply with the aforementioned requirements is guilty of an offense and is liable on conviction for a fine not exceeding S$10,000 for the first offense, and for a fine not exceeding S$20,000 for a subsequent offense or imprisonment for a term not exceeding six months or both.

Workplace Safety and Health (General Provisions) Regulations 2006 of Singapore (“WSHR 2006”)

More specific duties imposed by MOM on employers are laid out in the WSHR 2006. Some of these duties include taking effective measures to protect persons at work from the harmful effects of any exposure to any biohazardous material which may constitute a risk to their health and ensuring that the employee has the necessary expertise for the work that he is engaged for and implemented adequate safety and health measures.

Pursuant to Regulations 19, 20 and 21 of the WSHR 2006, the following equipment, amongst others, are required to be tested and examined by an examiner (the “Authorized Examiner”), who is authorized by the Commissioner of Workplace Safety and Health (“CWSH”), before they can be used in a factory and thereafter, at specified intervals:

● hoist or lift;

● lifting gears; and/or

● lifting appliances and lifting machines.

Upon examination, the Authorized Examiner will issue and sign a certificate of test and examination, specifying the safe working load of the equipment. Such certificate of test and examination shall be kept available for inspection. Under Regulation 22 of the WSHR 2006, it is the duty of the owner of the equipment/occupier of a workplace to keep a register containing the requisite particulars with respect to the lifting gears, lifting appliances and lifting machines. In addition to the above, under the WSHA 2006, inspectors appointed by the CWSH may, among others, enter, a workplace, to make such examination and inquiry as may be necessary to ascertain whether the provisions of the WSHA 2006 are complied with, to take samples of any material or substance found in a workplace or being discharged from any workplace for the purpose of analysis or test, to assess the levels of noise, illumination, heat or harmful or hazardous substances in any workplace and the exposure levels of persons at work therein and to take into custody any article in a workplace which is required for the purpose of an investigation or inquiry under the WSHA 2006.

Further, pursuant to Regulation 41(1), all hazardous substances used in a workplace are required to be placed under the control of a competent person who has the adequate knowledge of the properties of the substances and its dangers.

Regulation 41(4) of the WSHR 2006 states that these substances should be kept, stored, used, handled or disposed properly so that it will not pose a risk to the health and safety of any person at work.

Regulation 41(2) of the WSHR 2006 also requires hazard communication through the use of warning signs, container labelling and safety data sheets.

In addition, the Workplace Safety and Health (“WSH”) Guidelines on Management of Chemical Programme also prescribes several guidelines relating to the management of hazardous chemicals in production, storage, transport, usage, handling and disposal.

Jurong Barrels has put in place systems to ensure the safety of its workers when handling hazardous chemicals. Jurong Barrels has fulfilled the requirements to obtain the Level 4 accreditation under bizSAFE and has obtained on June 25, 2021 a certificate (valid until June 24, 2027) from WSH confirming the same.

Workplace Safety and Health (Risk Management) Regulations 2006 of Singapore (“Risk Management Regulations 2006”)

Pursuant to Regulation 3 of the Risk Management Regulations 2006, employers and principal must in every workplace conduct a risk assessment in relation to the safety and health risks posed to any person who may be affected by his undertaking in the workplace, and under Regulation 4 of the Risk Management Regulations 2006 take all reasonably practicable steps to eliminate any foreseeable risk to any person who may be affected by his undertaking in the workplace. Where it is not reasonably practicable to eliminate such risk, the employer or principal is required to implement reasonably practicable measures to minimize the risk, such as substitution, engineering control, administrative control and provision and use of suitable personal protective equipment, and safe work procedures to control the risk. The employer and principal shall also take all reasonably practicable steps to ensure that any person in the workplace who may be exposed to a risk to his safety and health is informed of the nature of the risk involved, and any measure of safe work procedures implemented.

Work Injury Compensation Act 2019 of Singapore (“WICA 2019”)

The Work Injury Compensation Act 2019 of Singapore (the “WICA 2019”), which is regulated by the MOM, applies to all employees who are engaged under a contract of service or apprenticeship with an employer regardless of their level of earnings. The WICA 2019 does not cover self-employed persons or independent contractors. However, as the WICA 2019 provides that, where any person (referred to as the principal) in the course of or for the purpose of his trade or business contracts with any other person (referred to as the subcontractor employer), the principal shall be liable to compensate those employees of the subcontractor employer who were injured while employed in the execution of work for the principal. The WICA 2019 provides that if an employee dies or sustains injuries in a work-related accident or contracts occupational diseases in the course of the employment, the employer shall be liable to pay compensation in accordance with the provisions of the WICA 2019. An injured employee is entitled to claim medical leave wages, medical expenses and lump sum compensation for permanent incapacity or death, subject to certain limits stipulated in the WICA 2019.

An employee who has suffered an injury arising out of and in the course of his employment can choose to either:

(a) report the accident to his employer in order to submit a claim for compensation through the MOM without needing to prove fault or negligence on anyone’s part. There is a fixed formula in the WICA for the amount of compensation to be awarded; or

(b) commence legal proceedings to claim damages under common law against the employer for breach of duty or negligence.

Under Section 24(1) of the WICA 2019, every employer is required to insure and maintain insurance under approved policies with an insurer against all liabilities which he may incur under the provisions of the WICA 2019 in respect of all employees employed by him, unless specifically exempted. Further, pursuant to Section 24(1) of the WICA 2019, read with Regulation 3 and the Second Schedule of the Work Injury Compensation (Insurance) Regulations 2020, every employer is required to maintain work injury compensation insurance for all employees engaged in manual work labor regardless of their salary level, as well as all employees doing non-manual work whose salary exceeds $2,600 a month. Failure to provide adequate insurance is an offense carrying a fine of up to S$10,000 or imprisonment for a term of up to 12 months, or both for a first time offender under Section 25(1) of WICA 2019. For further information on our Group’s insurance policies, please refer to the section headed “Insurance”.

As of the date of this Annual Report, Jurong Barrels has maintained the necessary insurance as required under the WICA 2019.

Laws and regulations relating to employment

Employment Act 1968 of Singapore (“EA 1968”)

The EA 1968 of Singapore is Singapore’s main labor law. The EA 1968 covers every employee who is under a contract of service with an employer and includes a workman (as defined under the EA 1968) subject to exceptions. The definition of “employee” under the EA 1968 does not extend to freelance contractors who have entered into a contract for service. Accordingly, freelance contractors are not considered to be employees of our Group. The EA provides for the basic terms and conditions at work for employees covered by the EA 1968. It prescribes certain minimum conditions of service that employers are required to provide to their employees, including (i) minimum days of statutory annual and sick leave; (ii) paid public holidays; (iii) statutory protection against wrongful dismissal; (iv) provision of key employment terms in writing and (v) statutory maternity leave and childcare leave benefits.

A workman is defined under Section 2 of the EA 1968 as including, among others, (a) any person, skilled or unskilled, who has entered into a contract of service with an employer in pursuance of which he is engaged in manual labor, including any apprentice; and (b) any person employed partly for manual labor and partly for the purpose of supervising in person any workman in and throughout the performance of his work.

Core employment provisions of the EA 1968 include public holiday and sick leave entitlements, minimum days of annual leave, payment of salary and allowable deductions and release for wrongful dismissal, cover all employees, including persons employed in a managerial or executive position, except public servants, domestic workers, seafarers and those who are covered separately.

In addition to the core employment provisions of the EA 1968, Part IV of the Employment Act contains provisions relating to, among other things, working hours, overtime, rest days, holidays, annual leave, payment of retrenchment benefit, priority of retirement benefit, annual wage supplements and other conditions of work or service (“Part IV”). However, such Part IV provisions only apply to: (a) workmen (doing manual labour) earning basic monthly salaries of not more than S$4,500; and (b) employees (excluding workmen) earning basic monthly salaries of not more than S$2,600. An employer who breaches any provision of Part IV of the EA 1968 is guilty of an offense and is liable on conviction for a fine not exceeding S$5,000, and for a second or subsequent offense a fine not exceeding S$10,000 or imprisonment for a term not exceeding 12 months or both.

From April 1, 2016, employers are required to issue to their employees who are covered by the EA 1968 and who are employed for 14 days or more a written record of the key employment terms of the employee. The key employment terms required to be provided (unless inapplicable to such employee) include, among other things, working arrangements (such as daily working hours, number of working days per week and rest day(s)), salary period, basic salary, fixed allowances and deductions, overtime rate of pay, types of leave and other medical benefits.

Employment of Foreign Manpower Act 1990 of Singapore (“EFMA 1990”)

The employment of foreign employees in Singapore is governed by EFMA 1990 and is regulated by the MOM. The EFMA 1990 prescribes the responsibilities and obligations of employers of foreign employees in Singapore.

The EFMA 1990 provides that no person shall employ a foreign employee unless the foreign employee has obtained a valid work pass from the MOM in accordance with the Employment of Foreign Manpower (Work Passes) Regulations 2012, which allows the foreign employee to work for him. Any person who fails to comply with or contravenes this provision of the EFMA 1990 is guilty of an offense and will: (a) be liable on conviction for a fine not less than S$5,000 and not more than S$30,000 or imprisonment for a term not exceeding 12 months or both; and (b) on a second or subsequent conviction: (i) in the case of an individual, be liable for a fine of not less than S$10,000 and not more than S$30,000 and imprisonment for a term of not less than one month and not more than 12 months; or (ii) in any other case, be punished with a fine of not less than S$20,000 and not more than S$60,000.

In Singapore, the work pass to be issued to a foreigner is contingent on, among other things, the type of work and salary being received by the foreigner in question. Foreign professionals, managers and executives earning a fixed monthly salary of at least S$5,000 (in all sectors except the financial services sector) and at least $5,500 (in the financial sector), with acceptable qualifications (such as a good university degree, professional qualifications or specialist skills) are eligible for an employment pass. The qualifying salaries increase for older and more experienced candidates. From September 1, 2023, in addition to meeting qualifying salary, employment pass candidates must also pass a points-based Complementarity Assessment Framework (“COMPASS”). Mid-level skilled staff earning a fixed monthly salary of at least S$3,000 (in all sectors except the financial services) and $3,500 (in the financial services sector) who possess a degree, diploma or technical certificate and have the relevant work experience may apply for an S-pass; and semi-skilled foreign workers from approved source countries working in, among others, the manufacturing sector may apply for a work permit.

Further, under the Employment of Foreign Manpower (Work Passes) Regulations 2012, an employer of a Work Permit or S-Pass holder is required to purchase and maintain medical insurance with coverage of at least S$15,000 per 12-month period of a foreign workers’ employment (or for such shorter period where the foreign workers’ period of employment is less than 12 months) for the foreign workers’ in-patient care and day surgery except as the Controller of Work Passes may otherwise provide by notification in writing.

On March 4, 2022, the MOM announced the enhanced medical insurance coverage to better protect employers from bearing large unexpected medical bills. The medical insurance coverage will apply to all new Work Permit and S Pass applications and renewals. Key features of the enhanced coverage include (a) introduction of a co-payment element for employers and insurers for amounts above $15,000, up to an annual claim limit of $60,000, (b) standardization of allowable exclusion clauses (c) introduction of age-differentiated premiums (d) requirement for insurers to reimburse hospitals directly upon the admissibility of the claim. This has since come into effect from July 1, 2023.

In addition, the employment of foreign workers is also subject to sector-specific rules regulated by the MOM through the following policy instruments: (a) business activity; (b) approved source countries; (c) the imposition of security bonds and levies; and (d) quota (or dependency ratio ceilings) based on the ratio of local to foreign workers.

Required safety courses

For the manufacturing sector, foreign workers who handle metals and machinery in the metalworking industry, such as our foreign workers employed under JCS, must take a Metalworking Safety Orientation Course or an Apply Workplace Safety and Health in Metal Work course before their work permits can be issued, and such courses may be conducted by either the Occupational Safety and Health Training and Promotion Centre or other training institutions approved by the Chief Inspector appointed by the Minister of Manpower.

A work permit cannot be issued to the foreign worker until he has taken the safety course. Employers are responsible for their workers passing the test. If the foreign workers fail the course, they should retake it as soon as possible and are required to pass the course within three months of their arrival or their work permit could be revoked. Foreign workers in the metalworking industry that have worked in the metalworking industry for (a) less than six years must pass the safety course once every two years; and (b) more than six years must pass the safety course once every four years.

Employers renewing a work permit must ensure that the foreign worker’s safety course certificate has a validity period of more than one month on the day of renewal, otherwise the work permit will not be renewed.

Other employment-related benefits prescribed by Singapore law

Other employment-related benefits which are prescribed under law include (i) contributions to be made by an employer to the Central Provident Fund, under the Central Provident Fund Act 1953 of Singapore (“CPFA 1953”) in respect of each employee, who is a citizen or permanent resident of Singapore; (ii) the provision of statutory maternity, paternity, childcare and adoption leave benefits (in each case subject to the fulfillment of certain eligibility criteria) under the Child Development Co-Savings Act 2001 (“CDCSA 2001”); (iii) statutory protections against dismissal on the grounds of age, and statutory requirements to offer re-employment to an employee who attains the prescribed minimum retirement age, under the Retirement and Re-employment Act 1993 (“RRA 1993”) and (iv) statutory requirements relating to work injury compensation, and workplace safety and health, under the Work Injury Compensation Act 2019 (the “WICA 2019”) and the Workplace Safety and Health Act 2006 (the “WSHA 2006”)

Central Provident Fund Act 1953 (“CPFA 1953”) of Singapore

The Central Provident Fund (“CPF”) system is a mandatory social security savings scheme funded by contributions from employers and employees. Pursuant to the Central Provident Fund Act 1953 of Singapore (“CPFA 1953”), an employer is obliged to make CPF contributions for all employees who are Singapore citizens or permanent residents who are employed in Singapore by an employer (save for employees who are employed as a master, a seaman or an apprentice in any vessel, subject to an exception for non-exempted owners). CPF contributions are not applicable for foreigners who hold employment passes, S passes or work permits. CPF contributions are required for both ordinary wages and additional wages (subject to an ordinary wage ceiling and a yearly additional wage ceiling) of employees at the applicable prescribed rates which is dependent on, among other things, the amount of monthly wages and the age of the employee. An employer must pay both the employer’s and employee’s share of the monthly CPF contribution. However, an employer can recover the employee’s share of CPF contributions by deducting it from their wages when the contributions are paid for that month.

Where the amount of the contributions which an employer is liable to pay under the CPFA 1953 in respect of any month is not paid within such period as may be prescribed, the employer shall be liable for the payment of interest on the amount for every day the amount remains unpaid commencing from the first day of the month succeeding the month in respect of which the amount is payable and the interest shall be calculated at the rate of 1.5% per month or the sum of S$5, whichever is greater. Where any employer who has recovered any amount from the monthly wages of an employee in accordance with the CPFA fails to pay the contributions to the CPF within such time as may be prescribed, he will be guilty of an offense and will be liable on conviction for a fine not exceeding S$10,000 or imprisonment for a term not exceeding seven years or both. Where an offense has been committed under the CPFA but there are no penalties provided, the offender may be liable for a fine not exceeding S$5,000 or imprisonment for a term not exceeding six months or both, and where the offense is repeated by the same offender, the offender may be liable for a fine not exceeding S$10,000 or imprisonment for a term not exceeding 12 months or both.

Laws and regulations relating to exports

Customs Act 1960 of Singapore (“CA 1960”)

Goods exported from Singapore are regulated under the CA 1960. To export goods from Singapore, the exporter is required to declare the goods to Singapore Customs, a department under the Ministry of Finance, which is the lead agency for trade facilitation and revenue enforcement. The Singapore Goods and Services Tax (the “GST”) is not levied on goods exported from Singapore. A Customs export permit is required for, among other things, the export of locally manufactured goods or local GST paid goods, the export of goods from free trade zones, dutiable goods from licensed warehouses and non-dutiable goods from a zero-rated warehouse. The exporter will be the party that issues the commercial invoice to his overseas customer. Exporters who intend to engage in import and/or export activities in Singapore or appoint a declaring agent to apply for Customs import, export and transshipment permits or certificates will need to activate their Customs Account with Singapore Customs, further to which a declaring agent may be appointed to apply for Customs permits on their behalf. Declaring agents have to be registered with Singapore Customs.

Exporters may be penalized if they do not comply with the requirements and conditions imposed under the CA 1960. Making an incorrect declaration or failing to make a declaration of goods imported into, exported from or transshipped in Singapore will result in being liable on conviction for a fine not exceeding S$10,000, or the equivalent of the amount of the customs duty, excise duty or GST payable, whichever is the greater amount, or imprisonment for a term not exceeding 12 months, or both.

Laws and regulations relating to COVID-19 and infectious diseases

Infectious Diseases Act 1976 of Singapore (“IDA 1976”)

The IDA 1976 relates to the quarantine and the prevention of infectious diseases. Under the IDA 1976, if the Director-General of Health (the “DGH”) has reason to believe that there exist on any premises conditions that are likely to lead to the outbreak or spread of any infectious disease, he may, among other things, by written notice, order the closure of the premises for a period not exceeding 14 days, and require the owner or occupier of the premises to cleanse or disinfect the premises in the manner and within the time specified in the notice or carry out such additional measures as the DGH may require in the manner and within the time specified in the notice. Such notice directing the owner or the occupier of the premises to close the premises may be renewed by the DGH from time to time for such period, not exceeding 14 days, as the DGH may, by written notice, specify.

In addition, the DGH may order any person who is, or is suspected to be, a case or carrier or contact of an infectious disease to be detained and isolated in a hospital or other place for such period of time and subject to such conditions as the DGH may determine. The DGH may also direct any person carrying on any occupation, trade or business in a manner as is likely to cause the spread of infectious disease to take preventative action that the DGH reasonably believes is necessary to prevent the possible outbreak or prevent or reduce the spread of the infectious disease. Under the IDA 1976, “preventative action” in the case of such direction, includes, among other things, requiring the person to stop carrying on, or not carry on, the occupation, trade or business during a period of time specified in the direction.

Any person who, without reasonable excuse, fails to comply with any requirement of such notice or direction given to that person by the DGH is guilty of an offense. While there are no specific penalties for such offense, any person guilty of an offense under the IDA 1976 for which no penalty is expressly provided shall (a) in the case of a first offense, be liable on conviction for a fine not exceeding S$10,000 or imprisonment for a term not exceeding 6 months or both; and (b) in the case of a second or subsequent offense, be liable on conviction for a fine not exceeding S$20,000 or imprisonment for a term not exceeding 12 months or both.

Infectious Diseases (COVID-19 — Stay Orders) Regulations 2020

At the height of the COVID-19 pandemic in Singapore, and on March 26, 2020, the Ministry of Health of Singapore (the “MOH”) promulgated the Infectious Diseases (COVID-19 — Stay Orders) Regulations 2020 (the “SHN Regulations 2020”) under the Infectious Diseases Act of Singapore.

Under the SHN Regulations 2020, an at-risk individual may be ordered to go directly to one or more places of accommodation specified in an order given under the SHN Regulations 2020 and not leave the place of accommodation if, among other things, the individual is a traveler entering Singapore on or after October 7, 2021, for the period starting upon the issue of the order and ending on the later of (i) a day specified in the order, which must not be later than the 21st day after the date the order was issued; and (ii) the day that the individual knows that he tests negative for COVID-19 after undergoing any antigen rapid test or polymerase chain reaction test as prescribed under the SHN Regulations 2020, and if the individual is required to undergo a serology test, also tests positive after undergoing a serology test as prescribed under the SHN Regulations 2020. The penalty for an offense under the SHN Regulations 2020 is a fine of up to S$10,000 or imprisonment of up to six months or both.

On February 16, 2022, the Singapore government announced the further simplification of existing healthcare protocols, workplace testing requirements and safe management measures, including focusing the mandatory rostered routine testing on sectors where there are interactions with vulnerable populations as well as the provision of essential services, such as the healthcare and eldercare sectors and selected essential services sectors, with effect from February 18, 2022, and workplace requirements will be aligned with those for community safe management measures. The border measures for travelers were also simplified with effect from February 22, 2022, including the standardization of the stay home notice duration to seven days across all country/region categories in view of the Omicron variant’s shorter incubation period and the cessation of the enhanced testing regime for travelers arriving on vaccinated travel lanes.

For travelers arriving in Singapore from February 13, 2023, there are no longer any COVID-19 measures for travelers arriving into Singapore regardless of vaccination status or traveler profile.

Easing of COVID-19 safe management measures at the workplace

Since February 13, 2023, safe management measures (“SMM”) for workplaces have been fully lifted, and employers are no longer required to monitor or implement any SMMs, Employers may decide which SMM measures they wish to retain based on business continuity or workplace health and safety reasons. Employees do not need to be tested before reporting to the workplace, and most employees and visitors do not need to wear masks at the workplaces.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report. This discussion and analysis and other parts of this Annual Report contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties, and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report. You should carefully read the “Risk Factors” section of this Annual Report in Item 3D to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

OVERVIEW

JBDI Holdings Limited is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material direct operations of our own, we conduct our operations through our operating subsidiaries in Singapore.

For the financial years ended May 31, 2024 and 2023, our net revenue amounted to approximately $9.4 million and approximately $11.1 million, respectively, of which Singapore accounted for approximately $7.9 million in 2024 and approximately $9.3 million in 2023, respectively. Indonesia accounted for approximately $0.9 million in 2024 and approximately $1.4 million in 2023, respectively and Malaysia and other countries accounted for approximately $0.6 million in 2024 and approximately $0.4 million in 2023, respectively.

For our net loss amounted to approximately $1.0 million and our net income amounted to approximately $0.8 million for the financial years ended May 31, 2024 and 2023, respectively.

For the financial years ended May 31, 2023 and 2022, our net revenue amounted to approximately $11.1 million and approximately $11.9 million, respectively, of which Singapore accounted for approximately $9.3 million in 2023 and approximately $10.1 million in 2022, respectively. Indonesia accounted for approximately $1.4 million in 2023 and approximately $1.4 million in 2022, respectively and Malaysia and other countries accounted for approximately $0.4 million in 2023 and approximately $0.4 million in 2022, respectively.

For our net income amounted to approximately $0.8 million and approximately $2.2 million for the financial years ended May 31, 2023 and 2022, respectively.

KEY FACTORS AFFECTING THE RESULTS OF OUR GROUP’S OPERATIONS

Our financial condition and results of operation have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out in the section headed “Risk Factors” in this Annual Report and those set out below.

●

Demand from our major customer groups – Our aggregate sales generated from our top five customers were approximately 30.0% and 31.6% of our revenue for the financial years ended May 31, 2024 and 2023, respectively. In particular, sales to our largest customer amounted to approximately $1.3 million, representing 14.2% of our revenue for the financial years ended May 31, 2024.

Also, our aggregate sales generated from our top five customers were approximately 31.6% and 34.9% of our revenue for the financial years ended May 31, 2023 and 2022, respectively. In particular, sales to our largest customer amounted to approximately $1.8 million, representing 16.4% of our revenue for the financial years ended May 31, 2023. Our sales are significantly affected by the demands of our customers due to vigorous price competition from competitors, supply chain shortage and disruption, and inflationary cost pressure as our customers will seek to purchase products at more competitive prices with faster delivery.

●

Fluctuations in the cost of our revenues – Finished goods formed the part of our cost of revenue, representing approximately 32.3% and 31.7% of our total cost of revenues for the financial years ended May 31, 2024 and 2023, respectively.

Also, finished goods formed the part of our cost of revenue, representing approximately 31.7% and 28.2% of our total cost of revenues for the financial years ended May 31, 2023 and 2022, respectively. Fluctuations in the price, availability, quality, cost of labor and transportation may impact the price of our finished goods, and ultimately in the selling price. We may be unable to pass all or any of these higher costs on to our customers, which could have a material adverse effect on our profitability.

The prices at which we purchase such finished goods are determined by the demand and supply forces in this industry, as well as our bargaining power with our suppliers. At the end of May 31, 2024 and 2023, the majority of our finished goods were commonly available from the market, but our cost of procurement increased significantly due to the inflationary cost pressure, labor shortages, supply chain delay and disruption during the COVID-19 pandemic. We are exploring how to diversify our procurement networks to lower purchasing prices, such as through the consolidation of customer orders to negotiate better pricing. We expect continued fluctuations in the cost of finished goods to affect our margins.

All of the finished goods we procure, are sourced directly from the local suppliers in Singapore effort to ensure availability and adequate supply, as well as efficient delivery to our customers.

●	Financial impact of COVID-19 - The COVID-19 pandemic has caused general business disruptions in Singapore and the rest of the world.

We have been and are continuing to closely monitor the impact of COVID-19 on our business and operations. The pandemic and related actions taken by governments to limit its spread could cause a temporary closure of our operational facilities, interrupt our fulfillment or logistics systems, or severely impact the behavior and operations of our customers and suppliers.

On the onset of the COVID-19 pandemic, we developed and implemented robust COVID-19 operating protocols, while taking the appropriate steps to protect our financial stability. We experienced a reduction of margins due to our suppliers’ increase in prices, the increase in freight and handling costs, and the increase in operational costs due to manpower restrictions in the workplace (such as the increase in costs for the provision of information technology infrastructure to facilitate work-from-home arrangements or the general decrease in productivity due to physical segregation of teams). However, despite challenges presented by the COVID-19 pandemic, we have remained committed to our mission and customers, and have witnessed substantial momentum as our response to the pandemic has been implemented and certain restrictions eased.

Description and Analysis of Principal Components of Our Results of Operations

The following discussion is based on our Group’s historical results of operations and may not be indicative of our Group’s future operating performance.

Comparison of operating results for the financial years ended May 31, 2024 and 2023

Revenue

As set forth in the following table, during the financial years ended May 31, 2024 and 2023, our revenue was derived from the sales of Reconditioned Contains, the sales of new Containers, Reconditioning services, waste water equipment services and sales of Recycled materials and services serving the chemical and oil and gas industries:

	Financial Years Ended May 31,
	2024		2023
	$’000%		$’000%

Revenues
Sales of Reconditioned Containers	6,311	67.2	8,021	72.1
Sales of new Containers	664	7.1	505	4.5
Reconditioning services	1,136	12.1	1,365	12.3
Waste water equipment services	9	0.1	109	1.0
Sales of Recycled materials and services	1,274	13.5	1,122	10.1

Total	9,394	100.0	11,122	100.0

Our total revenue decreased by approximately $1.7 million or 15.5% to approximately $9.4 million for the financial year ended May 31, 2024 from approximately $11.1 million for the financial year ended May 31, 2023. Such decrease was mainly attributable to the decrease in Singapore of the sales of Reconditioned Containers and services of approximately $2.0 million as a result of the local demand.

Our net loss amounted to approximately $1.0 million for the financial years ended May 31, 2024 and net income amounted to approximately $0.8 million for the financial years ended May 31, 2023, respectively. The net loss for the financial year ended May 31, 2024 was mainly caused by the decrease in sales and the increase in expenses discussed below.

Approximately 84.2% and 84.0% of our total revenue for the financial years ended May 31, 2024 and 2023, respectively, was generated from customers located in Singapore. For the same financial years, our revenue generated from customers located in Indonesia accounted for approximately 9.3% and 12.7% of our total revenue, respectively. For the same financial years, our revenue generated from customers located in Malaysia and other countries accounted for approximately 6.5% and 3.3% of our total revenue, respectively.

Revenue by geographical locations

During the financial years ended May 31, 2024 and 2023, the customers for our sale of Reconditioned Containers, the sales of new Containers, Reconditioning services, waste water equipment services and the sales of Recycled materials and services were mainly located in Singapore. The following table sets out a breakdown of our revenue by geographic location of our customers for the financial years ended May 31, 2024 and 2023:

	Financial Years Ended May 31,
	2024		2023
	$’000%		$’000%

Singapore
Sales of Reconditioned Containers	4,824	61.0	6,243	66.8
Sales of new Containers	664	8.4	505	5.4
Reconditioning services	1,136	14.4	1,365	14.6
Waste water equipment services	9	0.1	109	1.2
Sales of Recycled materials	1,274	16.1	1,122	12.0

Total	7,907	100.0	9,344	100.0

Singapore

The revenue in Singapore decreased by approximately $1.4 million for the financial year ended May 31, 2024, as compared to the corresponding financial year ended May 31, 2023, and was primarily attributable to the decrease in the sales of Reconditioned Containers and services.

	Financial Years Ended May 31,
	2024		2023
	$’000%		$’000%

Indonesia
Sales of Reconditioned Containers	877	100.0	1,411	100.0

Total	877	100.0	1,411	100.0

Indonesia

The revenue in Indonesia decreased by approximately $0.5 million from approximately $1.4 million for the financial years ended May 31, 2023 to approximately $0.9 million for the financial years ended May 31, 2024.

	Financial Years Ended May 31,
	2024		2023
	$’000%		$’000%

Malaysia and other countries
Sales of Reconditioned Containers	610	100.0	367	100.0

Total	610	100.0	367	100.0

Malaysia and other countries

Revenues from Malaysia and other countries increased by approximately $0.2 million from approximately $0.4 million for the financial years ended May 31, 2023 to approximately $0.6 million for the financial years ended May 31, 2024.

Cost of revenues

During the financial years ended May 31, 2024 and 2023, our Group’s cost of revenues decreased by approximately $0.5 million or 14.3% to approximately $3.0 million for the financial year ended May 31, 2024 from approximately $3.5 million for the financial year ended May 31, 2023. Such decrease was mainly attributable to the decrease in the price of the raw materials.

Gross profit and gross profit margin

Our total gross profit amounted to approximately $6.4 million and approximately $7.6 million for the financial years ended May 31, 2024 and 2023, respectively. Our overall gross profit margins were approximately 67.7% and 68.3% for the financial years ended May 31, 2024 and 2023, respectively. Our total gross profit decreased during the financial year ended May 31, 2024 from the financial year ended May 31, 2023, primarily due to the lower profit margin through the sales of Reconditioned Containers.

Selling and distribution expenses

Our selling and distribution expenses mainly included promotion and marketing expenses and transportation expenses for inbound and outbound shipments. The following table sets forth the breakdown of our selling and distribution expenses for the financial years ended May 31, 2024 and 2023:

	Financial Years ended May 31,
	2024		2023
	$’000%		$’000%

Advertisement and promotion	3	2.3	2	1.6
Commission	36	27.1	30	23.6
Freight charges	79	59.4	83	65.4
Transportation	7	5.3	6	4.7
Travelling	8	5.9	6	4.7

Total	133	100.0	127	100.0

Our selling and distribution expenses remained the same at approximately $0.1 million for the financial year ended May 31, 2024 and approximately $0.1 million for the financial year ended May 31, 2023, representing approximately 1.4% and 1.1% of our total revenue for the corresponding financial years.

Administrative expenses

The following table sets forth the breakdown of our administrative expenses for the financial years ended May 31, 2024 and 2023:

	Financial Years Ended May 31,
	2024		2023
	$’000%		$’000%

Depreciation	525	7.0	523	7.9
Salaries and related costs	3,971	53.1	3,787	57.3
Repair and maintenance	46	0.6	71	1.1
Upkeep of motor vehicles	334	4.5	361	5.5
Logistics services	802	10.7	789	11.9
Management fees	267	3.6	263	4.0
Impairment on property, plant and equipment	716	9.6	294	4.5
Impairment of estimated credit losses	246	3.3	-	-
Others	568	7.6	516	7.8

Total	7,475	100.0	6,604	100.0

Administrative expenses were at approximately $7.5 million and approximately $6.6 million for the financial years ended May 31, 2024 and 2023, respectively, representing approximately 79.6% and 59.4% of our total revenue for the corresponding financial years.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs to our employees and directors’ remuneration. The staff costs of our Group were at approximately $4.0 million and approximately $3.8 million for the financial years ended May 31, 2024 and 2023, respectively.

Depreciation expense is charged on our property, plant and equipment which includes (i) leasehold buildings; (ii) right-of-use assets; (iii) motor vehicles; and (iv) office equipment, and furniture and fittings.

Miscellaneous expenses were mainly comprised insurance expenses, office supplies, legal and professional fees, repair and maintenance, vehicles upkeep and other miscellaneous expenses.

Other Income, Net

The following table sets forth the breakdown of our other income (expense) for the financial years ended May 31, 2024 and 2023:

	Financial Years Ended May 31,
	2024	2023
	$’000	$’000

Interest incomes	*	*
Interest expenses	(41)	(47)
Government grants	110	158
Gain on disposal of property, plant and equipment	7	1
Other incomes	68	108

Total	144	220

*The figures are insignificant.

Interest expenses were approximately $0.04 million for the financial year ended May 31, 2024 and approximately $0.05 million for financial year ended May 31, 2023 from our bank loans and financing facilities. For more details of our bank borrowings, please see the paragraph headed “Bank Indebtedness” in this section.

Income Tax Expenses

During the financial years ended May 31, 2024 and 2023, our income tax refund/expense was comprised of our current tax expense for the relevant financial year.

For the financial year ended May 31, 2024, our income tax refund was approximately $0.1 million.

For the financial year ended May 31, 2023, our income tax was approximately $0.3 million and our effective tax rate was 25.9% due to the increase in non-deductible expenses.

Net (Loss) Income

As a result of the foregoing, our net loss amounted to approximately $1.0 million and our net income amounted to approximately $0.8 million for the financial years ended May 31, 2024 and 2023, respectively.

Liquidity and Capital Resources

Our liquidity and working capital requirements primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through a combination of cash generated from our operations and loans from banking facilities. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from this offering and other equity and debt financings as and when appropriate.

Cash flows

The following table summarizes our cash flows for the financial years ended May 31, 2024 and 2023:

	Financial Years Ended May 31,
	2024	2023
	$’000	$’000

Cash and cash equivalents at beginning of the year	457	787

Net cash provided by operating activities	1,000	1,639
Net cash used in investing activities	(38)	(46)
Net cash used in financing activities	(1,081)	(1,951)
Effect on exchange rate change on cash, cash equivalents and restricted cash	(148)	28

Net change in cash and cash equivalents	(267)	(330)

Cash and cash equivalents as at end of the year	190	457

Cash flows from operating activities

For the financial year ended May 31, 2024, our net cash provided by operating activities was approximately $1.0 million, which primarily consisted of our net loss of approximately $1.0 million, adding back (i) the non-cash depreciation of property, plant and equipment and right-of-use assets of approximately $0.5 million, (ii) the impairment depreciation of property, plant and equipment of approximately $0.7 million, (iii) the increase in accounts payables and accrued liabilities of approximately $0.2 million, (iv) the decrease in accounts receivables of approximately $0.3 million, (v) the decrease in inventories of approximately $0.04 million, (vi) the decrease of amount due to related parties of approximately $0.4 million, and (vii) the impairment and reverse of estimated credit losses of approximately $0.2 million and was partially offset by (a) the decrease of tax payables of approximately $0.3 million, and (b) the repayment of operating lease liabilities of approximately $0.06 million.

For the financial year ended May 31, 2023, our net cash provided by operating activities was approximately $1.6 million, which primarily consisted of our net income of approximately $0.8 million, adding back (i) the non-cash depreciation of property, plant and equipment and right-of-use assets of approximately $0.5 million, (ii) the impairment of property, plant and equipment of approximately $0.3 million, (iii) the increase in accounts payables of approximately $0.09 million, and (iv) the decrease in accounts receivables of approximately $0.3 million, and was partially offset by (a) the increase in inventories of approximately $0.04 million and (b) the decrease of tax payables of approximately $0.2 million, and (c) the repayment of operating lease liabilities of approximately $0.02 million.

Cash flows from investing activities

For the financial year ended May 31, 2024, our net cash used in investing activities was approximately $0.04 million, primarily consisting of the purchase of property, plant and equipment of approximately $0.1 million offset by the proceed from disposal of property, plant and equipment of approximately of $0.04 million.

For the financial year ended May 31, 2023, our net cash used in investing activities was approximately $0.05 million, primarily consisting of the purchase of property, plant and equipment.

Cash flows from financing activities

Our cash flows used in financing activities primarily consists of dividend paid, interest paid, repayment of bank borrowings, payment for interest portion of lease liabilities and payment for capital portion of lease liabilities.

For the financial year ended May 31, 2024, our net cash used in financing activities of approximately $1.1 million, which mainly consisted of bank borrowings and lease liabilities repayment of approximately $0.4 million and dividend payment of approximately $0.7 million.

For the financial year ended May 31, 2023, our net cash used in financing activities of approximately $2.0 million, which mainly consisted of bank borrowings repayment of approximately $0.4 million and dividend payment of approximately $1.6 million.

Comparison of operating results for the financial years ended May 31, 2023 and 2022

Revenue

As set forth in the following table, during the financial years ended May 31, 2023 and 2022, our revenue was derived from the sales of Reconditioned Contains, the sales of new Containers, Reconditioning services, waste water equipment services and sales of Recycled materials and services serving the chemical and oil and gas industries:

	Financial Years Ended May 31,
	2023		2022
	$’000%		$’000%

Revenues
Sales of Reconditioned Containers	8,021	72.1	8,433	70.9
Sales of new Containers	505	4.5	551	4.6
Reconditioning services	1,365	12.3	755	6.3
Waste water equipment services	109	1.0	111	0.9
Sales of Recycled materials and services	1,122	10.1	2,044	17.3

Total	11,122	100.0	11,894	100.0

Our total revenue decreased by approximately $0.8 million or 6.5% to approximately $11.1 million for the financial year ended May 31, 2023 from approximately $11.9 million for the financial year ended May 31, 2022. Such decrease was mainly attributable to the decrease in Singapore of the sales of Reconditioned Containers, the sales of new Containers, and the sales of Recycled materials and services of approximately $0.8 million as a result of the local demand.

Our net income amounted to approximately $0.8 million and approximately $2.2 million for the financial years ended May 31, 2023 and 2022, respectively. The lower net income for the financial year ended May 31, 2023 was mainly caused by the decrease in sales and the increase in expenses discussed below.

Approximately 84.0% and 84.8% of our total revenue for the financial years ended May 31, 2023 and 2022, respectively, was generated from customers located in Singapore. For the same financial years, our revenue generated from customers located in Indonesia accounted for approximately 12.7% and 11.8% of our total revenue, respectively. For the same financial years, our revenue generated from customers located in Malaysia accounted for approximately 3.3% and 3.4% of our total revenue, respectively.

Revenue by geographical locations

During the financial years ended May 31, 2023 and 2022, the customers for our sale of Reconditioned Containers, the sales of new Containers, Reconditioning services, waste water equipment services and the sales of Recycled materials and services were mainly located in Singapore. The following table sets out a breakdown of our revenue by geographic location of our customers for the financial years ended May 31, 2023 and 2022:

	Financial Years Ended May 31,
	2023		2022
	$’000%		$’000%

Singapore
Sales of Reconditioned Containers	6,243	66.8	6,630	65.7
Sales of new Containers	505	5.4	551	5.5
Reconditioning services	1,365	14.6	755	7.5
Waste water equipment services	109	1.2	111	1.1
Sales of Recycled materials	1,122	12.0	2,044	20.2

Total	9,344	100.0	10,091	100.0

Singapore

The revenue in Singapore decreased by approximately $0.8 million for the financial year ended May 31, 2023, as compared to the corresponding financial year ended May 31, 2022, and was primarily attributable to the decrease in the sales of Reconditioned Containers, the sales of new Containers, and the sales of Recycled materials and services.

	Financial Years Ended May 31,
	2023		2022
	$’000%		$’000%

Indonesia
Sales of Reconditioned Containers	1,411	100.0	1,405	100.0

Total	1,411	100.0	1,405	100.0

Indonesia

The revenue in Indonesia remained stable at approximately $1.4 million for the financial years ended May 31, 2023 and 2022.

	Financial Years Ended May 31,
	2023		2022
	$’000%		$’000%

Malaysia and other countries
Sales of Reconditioned Containers	367	100.0	398	100.0

Total	367	100.0	398	100.0

Malaysia and other countries

Revenues from Malaysia and other countries remained stable at approximately $0.4 million for the financial years ended May 31, 2023 and 2022.

Cost of revenues

During the financial years ended May 31, 2023 and 2022, our Group’s cost of revenues increased by approximately $0.1 million or 5.1% to approximately $3.5 million for the financial year ended May 31, 2023 from approximately $3.4 million for the financial year ended May 31, 2022. Such increase was mainly attributable to the increase in the price of the raw materials.

Gross profit and gross profit margin

Our total gross profit amounted to approximately $7.6 million and approximately $8.5 million for the financial years ended May 31, 2023 and 2022, respectively. Our overall gross profit margins were approximately 68.3% and 71.8% for the financial years ended May 31, 2023 and 2022, respectively. Our total gross profit decreased during the financial year ended May 31, 2023 from the financial year ended May 31, 2022, primarily due to the lower profit margin through the sales of Reconditioned Containers.

Selling and distribution expenses

Our selling and distribution expenses mainly included promotion and marketing expenses and transportation expenses for inbound and outbound shipments. The following table sets forth the breakdown of our selling and distribution expenses for the financial years ended May 31, 2023 and 2022:

	Financial Years ended May 31,
	2023		2022
	$’000%		$’000%

Advertisement and promotion	2	1.6	4	1.8
Commission	30	23.6	31	13.7
Freight charges	83	65.4	179	78.9
Transportation	6	4.7	6	2.6
Travelling	6	4.7	7	3.0

Total	127	100.0	227	100.0

Our selling and distribution expenses decreased by approximately $0.1 million or 44.1% to approximately $0.1 million for the financial year ended May 31, 2023 from approximately $0.2 million for the financial year ended May 31, 2022, representing approximately 1.1% and 1.9% of our total revenue for the corresponding financial years.

Administrative expenses

The following table sets forth the breakdown of our administrative expenses for the financial years ended May 31, 2023 and 2022:

	Financial Years Ended May 31,
	2023		2022
	$’000%		$’000%

Depreciation	523	7.9	493	8.7
Salaries and related costs	3,787	57.3	3,231	56.7
Repair and maintenance	71	1.1	129	2.2
Upkeep of motor vehicles	361	5.5	317	5.5
Logistics services	789	11.9	710	12.5
Management fees	263	4.0	266	4.7
Impairment on equipment	294	4.5	-	-
Others	516	7.8	553	9.7

Total	6,604	100.0	5,699	100.0

Administrative expenses were at approximately $6.6 million and approximately $5.7 million for the financial years ended May 31, 2023 and 2022, respectively, representing approximately 59.4% and 48.2% of our total revenue for the corresponding financial years.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs to our employees and directors’ remuneration. The staff costs of our Group were at approximately $3.8 million and approximately $3.2 million for the financial years ended May 31, 2023 and 2022, respectively.

Depreciation expense is charged on our property, plant and equipment which includes (i) leasehold buildings; (ii) right-of-use assets; (iii) motor vehicles; and (iv) office equipment, and furniture and fittings.

Miscellaneous expenses were mainly comprised insurance expenses, office supplies, legal and professional fees, repair and maintenance, vehicles upkeep and other miscellaneous expenses.

Other Income, Net

The following table sets forth the breakdown of our other income (expense) for the financial years ended May 31, 2023 and 2022:

	Financial Years Ended May 31,
	2023	2022
	$’000	$’000

Interest incomes	*	*
Interest expenses	(47)	(55)
Government grants	158	73
Gain on disposal of property, plant and equipment	1	-
Other incomes	108	15

Total	220	33

*The figures are insignificant.

Interest expenses were approximately $0.05 million for the financial year ended May 31, 2023 and approximately $0.06 million for financial year ended May 31, 2022 from our bank loans and financing facilities. For more details of our bank borrowings, please see the paragraph headed “Bank Indebtedness” in this section.

Income Tax Expenses

During the financial years ended May 31, 2023 and 2022, our income tax expense was comprised of our current tax expense for the relevant financial year.

For the financial year ended May 31, 2023, our income tax was approximately $0.3 million and our effective tax rate was 25.9% due to the increase in non-deductible expenses.

For the financial year ended May 31, 2022, our income tax was approximately $0.4 million and our effective tax rate was 13.2% due to the decrease in non-deductible expenses. Such income tax decrease was generally in line with the increase in our profit for the financial year.

Net Income

As a result of the foregoing, our net income amounted to approximately $0.8 million and approximately $2.2 million for the financial years ended May 31, 2023 and 2022, respectively.

Liquidity and Capital Resources

Our liquidity and working capital requirements primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through a combination of cash generated from our operations and loans from banking facilities. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from this offering and other equity and debt financings as and when appropriate.

Cash flows

The following table summarizes our cash flows for the financial years ended May 31, 2023 and 2022:

	Financial Years Ended May 31,
	2023	2022
	$’000	$’000

Cash and cash equivalents at beginning of the year	787	1,247

Net cash provided by operating activities	1,639	2,937
Net cash used in investing activities	(46)	(926)
Net cash used in financing activities	(1,951)	(2,403)
Effect on exchange rate change on cash, cash equivalents and restricted cash	28	(68)

Net change in cash and cash equivalents	(330)	(460)

Cash and cash equivalents as at end of the year	457	787

Cash flows from operating activities

For the financial year ended May 31, 2023, our net cash provided by operating activities was approximately $1.6 million, which primarily consisted of our net income of approximately $0.8 million, adding back (i) the non-cash depreciation of property, plant and equipment and right-of-use assets of approximately $0.5 million, (ii) the increase in accounts payables of approximately $0.09 million, and (iii) the decrease in accounts receivables of approximately $0.3 million, and was partially offset by (a) the increase in inventories of approximately $0.04 million and (b) the decrease of tax payables of approximately $0.2 million.

For the financial year ended May 31, 2022, our net cash provided by operating activities was approximately $2.9 million, which primarily consisted of our net income of approximately $2.2 million, adding back (i) the non-cash depreciation of property, plant and equipment and right-of-use assets of approximately $0.6 million, (ii) the increase in accounts payables of approximately $0.7 million, and (iii) tax refund of approximately $0.5 million, and was partially offset by (a) the increase in accounts receivables of approximately $0.9 million, and (b) the increase of inventories of approximately $0.04 million.

Cash flows from investing activities

For the financial year ended May 31, 2023, our net cash used in investing activities was approximately $0.05 million, primarily consisting of the purchase of property, plant and equipment.

For the financial year ended May 31, 2022, our net cash used in investing activities was approximately $0.9 million, primarily consisting of the purchase of property, plant and equipment.

Cash flows from financing activities

Our cash flows used in financing activities primarily consists of dividend paid, interest paid, proceeds from bank borrowings, repayment of bank borrowings, payment for interest portion of lease liabilities and payment for capital portion of lease liabilities.

For the financial year ended May 31, 2023, our net cash used in financing activities of approximately $2.0 million, which mainly consisted of bank borrowings repayment of approximately $0.4 million and dividend payment of approximately $1.6 million.

For the financial year ended May 31, 2022, our net cash used in financing activities of approximately $2.4 million, which mainly consisted of bank borrowings and lease liabilities repayment of approximately $0.4 million and dividend payment of approximately $2.0 million.

Accounts receivable, net

Our net accounts receivable decreased from approximately $2.3 million as of May 31, 2023 to approximately $1.7 million as of May 31, 2024. The decrease was primarily attributable to lower sales for the financial year ended May 31, 2024.

We did not charge any interest on or hold any collateral as security over these accounts receivable balances. We generally offer credit periods of 30 to 90 days to our customers. We have not had, and do not expect to have, issues collecting payment from these longer aging invoices.

The following table sets forth the ageing analysis of our accounts receivable, net, based on the invoiced date as of the dates mentioned below:

	As of May 31,
	2024	2023
	$’000	$’000

Within 30 days	840	1,378
Between 31 and 60 days	343	237
Between 61 and 90 days	228	194
Over 90 days	275	495

Total accounts receivable, net	1,686	2,304

Movements in the provision for impairment of accounts receivable are as follows:

	As of May 31,
	2024	2023
	$’000	$’000

Opening balance	110	160
Additions	207	-
Write-off of loss allowance	-	(50)

Closing balance	317	110

We have a policy for determining the allowance for impairment based on the evaluation of collectability and aging analysis of accounts receivable and on management’s judgement, including the change in credit quality, the past collection history of each customer and the current market condition.

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for doubtful accounts, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

During the financial year ended May 31, 2024, other than the loss allowance provision discussed above, impairment loss was provided for amounts that were past due. During the financial year ended May 31, 2023 and 2022, other than the loss allowance provision discussed above, impairment loss was provided for amounts that were past due.

Accounts payable

The general credit terms from our major suppliers are payment within 30 days. Our accounts payable increased from approximately $0.4 million as of May 31, 2023 to approximately $0.5 million as of May 31, 2024 which was generally in line with the increased purchases from the suppliers. We generally pay our accounts payable within 30 days of receipt of invoice. Our average payables turnover days remained relatively stable and amounted to approximately 59 days as of May 31, 2024 and approximately 40 days as of May 31, 2023.

We did not have any material default in payment of accounts payable during the financial year ended May 31, 2024 and 2023.

Material Cash Requirements

Our cash requirements consist primarily of day-to-day operating expenses, capital expenditures and contractual obligations with respect to facility leases and other operating leases. We lease all our office facilities. We expect to make future payments on existing leases from cash generated from operations. We have limited credit available from our major vendors and are required to prepay the majority of our inventory purchases, which further constrains our cash liquidity.

We had the following contractual obligations and lease commitments as of May 31, 2024:

Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
	$’000	$’000	$’000	$’000	$’000

Operating lease commitment	1,175	111	186	183	695
Bank loan repayment	606	606	-	-	-

Total obligations	1,781	717	186	183	695

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this Annual Report, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from this offering.

Bank Indebtedness

			As of May 31,
Bank Borrowings	Terms of repayments	Annual interest rate	2024	2023
			$’000	$’000

Term loans	5 years	2.0%	606	979

Total			606	979

As of May 31, 2024 and 2023, bank borrowings were obtained from a financial institution in Singapore, which bear annual interest at a fixed rate at 2.0% and are repayable in 5 years. The bank borrowing is subject to certain financial covenant clauses and did not comply with certain financial covenant clauses.

The Company’s bank borrowings currently are guaranteed by personal guarantee from Mr. Lim CP and corporate guarantee from E U Holdings.

Capital commitments

As of May 31, 2024 and 2023, we did not have any capital commitments.

Off-Balance Sheet Transactions

As of May 31, 2024, we have not entered into any material off-balance sheet transactions or arrangements.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2 to the consolidated financial statements included elsewhere in this Annual Report, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act. As a result of our election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

●	Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates in the period include the allowance for doubtful accounts on accounts and other receivables, impairment loss on inventories, assumptions used in assessing right of use assets, and impairment of long-lived assets, and deferred tax valuation allowance.

The inputs into the management’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

●	Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

●	Foreign Currency Translation and Transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the date of the balance sheet dates. The resulting exchange differences are recorded in the statement of operations.

The reporting currency of the Company is United States Dollar or “US$” and the accompanying consolidated financial statements have been expressed in US$. In addition, the Company and subsidiaries are operating in Singapore, maintain their books and record in their local currency, Singapore Dollars or “S$”, which is a functional currency as being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, Translation of Financial Statement, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statements of changes in shareholders’ equity.

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

●	Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. Cash and cash equivalents consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. The Company maintains most of its bank accounts in Singapore. There are no material accounts of the Company or any subsidiary in other jurisdictions.

●	Accounts Receivable, net

Accounts receivable include trade accounts due from customers in the sale of products.

Accounts receivable are recorded at the invoiced amount. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all reasonable means of collection have been exhausted and the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

The Company does not hold any collateral or other credit enhancements overs its accounts receivable balances.

●	Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined by the average cost method. The Company records adjustments to its inventory for estimated obsolescence or diminution in net realizable value equal to the difference between the cost of the inventory and the estimated net realizable value. At the point of loss recognition, a new cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

●	Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Factory and office equipment	5 years
Factory improvement	5 years
Leasehold factory premises	30 years
Furniture and fittings	10 years
Machinery and equipment	10 years
Motor vehicles and forklifts	5 years
Renovation	5 years
Leasehold land	20 years

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

●	Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property, plant and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

●	Revenue Recognition

The Company receives some of its non-interest income from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

The majority of the Company’s income is derived from contracts with customers in the sale of products, and as such, the revenue recognized depicts the transfer of promised goods or services to its customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The Company’s revenue recognition policies are in compliance with ASC 606, as follows:

Product sales consist of a single performance obligation that the Company satisfies at a point in time. The Company recognizes product revenue when the following events have occurred: (a) the Company has transferred physical possession of the products, depending upon the method of distribution and shipping terms set forth in the customer contract, (b) the Company has a present right to payment, (c) the customer has legal title to the products, and (d) the customer bears significant risks and rewards of ownership of the products. Based on the Company’s historical practices and shipping terms specified in the sales agreements and invoices, these criteria are generally met when the products are:

●	Invoiced;
●	Shipped from the Company’s facilities or warehouse (“Ex-works”, which is the Company’s standard shipping term).

For these sales, the Company determines that the customer is able to direct the use of, and obtain substantially all of the benefits from, the products at the time the products are shipped.

The Company records its revenues on product sales, net of good & service taxes (“GST”) upon the services are rendered and the title and risk of loss of products are fully transferred to the customers. The Company is subject to GST which is levied on the majority of the products at the rate of 8% or 9% on the invoiced value of sales in Singapore.

Amounts received as prepayment on future products are recorded as customer deposit and recognized as income when the product is shipped.

●	Shipping and Handling Costs

Shipping and handling costs are approximately $0.1 million, approximately $0.1 million, and approximately $0.2 million which associated with the distribution of the products to the customers which are borne by the Company’s suppliers or distributors during the financial year ended May 31, 2024, 2023 and 2022.

●	Sales and Marketing

Sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs.

●	Government Grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is dependent on the management’s expectation of when the conditions attached to the grant can be fulfilled.

●	Comprehensive Income (Loss)

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying statement of shareholder’s equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

●	Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the financial years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the financial years ended May 31, 2024, 2023 and 2022, the Company did not have any interest and penalties associated with tax positions. As of May 31, 2024, 2023 and 2022, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

●	Leases

Effective from January 1, 2020, the Company adopted the guidance of ASC 842, Leases, which requires an entity to recognize a right-of-use asset and a lease liability for virtually all leases. On February 25, 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. ASC 842 requires that lessees recognize right of use assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. It requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. ASC 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the statement of operations and statement of cash flows. ASC 842 supersedes nearly all existing lease accounting guidance under GAAP issued by the Financial Accounting Standards Board (“FASB”) including ASC Topic 840, Leases.

The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements.

●	Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Singapore. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level.

●	Segment Reporting

FASB ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. For the financial years ended May 31, 2024, 2023 and 2022, the Company has one reporting business segment.

●	Related Parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: (a) affiliates of the Company; (b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825–10–15, to be accounted for by the equity method by the investing entity; (c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; (d) principal owners of the Company; € management of the Company; (f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and (g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangement, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: (a) the nature of the relationship(s) involved; (b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; (c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and (d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

●	Commitments And Contingencies

The Company follows the ASC 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

●	Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, and accounts receivable. Cash and cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Singapore Deposit Protection Board pays compensation up to a limit of S$100,000 (approximately $74,360) if the bank with which an individual/a company hold its eligible deposit fails. As of May 31, 2024, bank and cash balances of approximately $0.2 million were maintained at financial institutions in Singapore, of which approximately $0.1 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the allowance for doubtful accounts are based on the estimated realizable value. The Company identifies credit risk on a customer by customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

●	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

●	Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurement and Disclosure (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1: Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2: Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3: Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, restricted cash, accounts receivable, loans receivable, amount due to a related party, accounts payable, escrow liabilities, income tax payable, amount due to a related party, other payables and accrued liabilities approximate at their fair values because of the short-term nature of these financial instruments.

Management believes, based on the current market prices or interest rates for similar debt instruments, the fair value of note payable approximate the carrying amount. The Company accounts for loans receivable at cost, subject to impairment testing. The Company obtains a third-party valuation based upon loan level data including note rate, type and term of the underlying loans.

The Company’s non-marketable equity securities are investments in privately held companies, which are without readily determinable market values and are classified as Level 3, due to the absence of quoted market prices, the inherent lack of liquidity and the fact that inputs used to measure fair value are unobservable and require management’s judgment.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Recent Accounting Pronouncements

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that contractual sale restrictions are not considered in measuring fair value of equity securities and requires additional disclosures for equity securities subject to contractual sale restrictions. The standard is effective for public companies for fiscal years beginning after December 15, 2023. Early adoption is permitted. This accounting standard update is not expected to have a material impact on our consolidated financial statements as the amendments align with our existing policy.

Impact of Inflation

According to the Monetary Authority of Singapore (“MTA”), the year-over-year percentage changes in the consumer price index for 2022 and 2021 were 4.1% and 2.3%, respectively as reported by the MTA at www.mti.gov.sg/monetary-policy/consumer-price-developments. The MAS core inflation as of July 2023 was 3.8% as compared to January 2023 of 5.5% and barring unforeseen circumstances, we expected to not continue to increase. Inflation in Singapore has not materially affected our profitability and operating results. However, we can provide no assurance that we will be unaffected by higher inflation rates in Singapore or globally in the future.

Seasonality

We have not observed any significant seasonal trends. Our directors believe that there is no apparent seasonality factor affecting the industry that our Group is operating in.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to interest rate risk while we have short-term bank loans outstanding. Although interest rates for our short-term loans are typically fixed for the terms of the loans, the terms are typically twelve months and interest rates are subject to change upon renewal.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the relevant economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Foreign Exchange Risk

Our reporting currency is the United States Dollar, and almost all of our consolidated revenues and consolidated costs and expenses.

ITEM 6. DIRECTORS, OFFICERS AND SENIOR MANAGEMENT

6.A. Directors and Executive Officers

The following table sets forth the names, ages and titles of our Directors, Officers and Senior Management:

Name	Age	Title

Executive Directors and Executive Officers:

Mr. Lim Chwee Poh	70	Executive Director and Chief Executive Officer

Mr. Liang Zhao Rong	37	Executive Director and Chief Financial Officer

Mr. Quek Che Wah	58	Deputy Chief Executive Officer

Mr. Lim Tze Chong, Patrick	43	Operations Director

Mr. Lim Tze Ming Kelvin	40	Sales Director

Mr. Lim Kim Seng	62	Sales Director

Independent Directors:

Mr. Han Yee Yen	69	Independent Director

Mr. Chan Chin Hoong	36	Independent Director

Mr. Soh Kar Liang	55	Independent Director

No arrangement or understanding exists between any such Director or Executive Officer and any other persons pursuant to which any Director or Executive Officer was elected as a Director or Executive Officer. Our Directors are elected annually and serve until their successors take office or until their death, resignation or removal. The Executive Officers serve at the pleasure of our Board.

Executive Directors and Executive Officers:

Mr. Lim Chwee Poh is our Executive Director and Chief Executive Officer of our Group, and appointed on October 11, 2022. Mr. Lim CP is responsible for the development and execution of our Group’s business strategies and plans as well as oversees the Group’s financial performance, investments and other business ventures. Mr. Lim CP joined our Group in 1983 as the managing director. Mr. Lim CP has appointed as a Director of Jurong Barrels in 1983 and JBD Systems in 2017.

Mr. Lim CP has over 50 years of experience in overseeing business operations and strategy. From 1970 to 1982, he was a trader in Lim Chwee Poh Trading Co., a company principally engaged in the trading of scrap metals and cloths. Mr. Lim CP founded our Group in 1983 and has been the managing director since. Mr. Lim CP obtained the Primary School Leaving Examination (PSLE) qualification in Singapore.

Mr. Lim CP is the spouse of Ms. Siow KL, the father of Mr. Lim TC and Mr. Lim TM and brother of Mr. Lim KS.

Mr. Liang Zhao Rong is our Executive Director and Chief Financial Officer of our Group, and appointed on October 11, 2022. Mr. Liang is responsible for the overall management of the accounts and budgets of our Group as well as oversees the administrative and human resources department. Mr. Liang joined our Group in 2016 as the finance and administration manager since 2016. Mr. Liang has appointed as a Director of Jurong Barrels and JBD Systems in 2022.

Mr. Liang has over 11 years of experience in managing accounts and finance of businesses. From 2010 to 2013, he was an accounts executive in XMH Holdings Ltd, a company principally engaged in the sales of marine engine and spare parts. From 2013 to 2016, Mr. Liang was a finance analyst at Amanresorts International Pte. Ltd., a company principally engaged in managing hotels and resorts under the Aman group.

Mr. Liang obtained a Bachelor of Science in Accounting and Finance from the University of London in 2010. Mr. Liang is also an associate member of the CPA Australia since 2022.

Mr. Quek Che Wah is our Deputy Chief Executive Officer of our Group and appointed on October 11, 2022. Mr. Quek is responsible for the operations, sales, procurement and daily company co-ordination of our Group. Mr. Quek joined our Group in 2016 as the general manager of Jurong Barrels and has served since 2016.

Mr. Quek has over 38 years of experience in working in injection and molding and manufacturing companies. From 1983 to 1989, Mr. Quek worked at a plastic injection molding and manufacturing company and metal parts manufacturing company. From 1989, Mr. Quek worked as an assistant product supervisor at Miyoshi Precision (S) Pte. Ltd. From 1994 to 2000, Mr. Quek was a quality control and production manager in Sam-Plus Manufacturing Pte. Ltd., a company principally engaged in high precision engineering of plastic connector injection molding and mold manufacturing. From 2001 to 2007, he was a director and factory manager in PT Sam-Plus Indotama Industry, a company which is principally engaged in high precision engineering of plastic connector injection molding and mold manufacturing. From 2007 to 2016, he was a logistics manager in Nilfisk Pte. Ltd., a company principally engaged in the manufacturing of industrial and professional cleaning machines and equipment.

Mr. Quek obtained a national technical certificate in NTC - 2 Precision Tooling (Press Tool) from the Institute of Technical Education Singapore in 1994 and a Diploma in Integrated Logistics Management (Synchronous E-learning) from the Logistics Academy of Singapore in 2011.

Mr. Lim Tze Chong, Patrick is our Operations Director of our Group and appointed on October 11, 2022. Mr. Lim TC is responsible for overseeing the overall operations of our Group. Mr. Lim TC joined our Group in 2001 after his graduation as the operations director of Jurong Barrels.

Since 2017, Mr. Lim TC has served as a director of JBD Systems.

Mr. Lim TC obtained a diploma from Ngee Ann Polytechnic in Singapore in 2001.

Mr. Lim TC is the son of Mr. Lim CP and Ms. Siow KL, brother of Mr. Lim TM and nephew of Mr. Lim KS.

Mr. Lim Tze Ming, Kelvin is our Sales Director of our Group and appointed on October 11, 2022. Mr. Lim TM is responsible for managing and overseeing the sales operations of our Group. Mr. Lim TM joined our Group in 1999 as the sales coordinator. He was promoted to his current position in 2003 as sales director of Jurong Barrels.

Mr. Lim TM obtained the Secondary 3 / Express Stream Leaving Certificate from Fairfield Methodist Secondary School in Singapore in 1999.

Mr. Lim TM is the son of Mr. Lim CP and Ms. Siow KL, brother of Mr. Lim TC and nephew of Mr. Lim KS.

Mr. Lim Kim Seng is our Sales Director of our Group and appointed on October 11, 2022. Mr. Lim KS is responsible for the business strategies and plans, communications with shareholders and investments of our Group. Mr. Lim KS joined our Group since 1983 as a director of Jurong Barrels.

From 1970 to 1982, Mr. Lim KS was a trader in Lim Chwee Poh Trading Co., a company principally engaged in the trading of scrap metals and cloths. Since 1983, he has been a director of Jurong Barrels and he was responsible for (i) Jurong Barrels’ business strategies in order to attain the goals of the board and shareholders; (ii) providing strategic advice to the board so that they will have accurate view of the market and Jurong Barrels’ future; (iii) preparing and implementing comprehensive business plans to facilitate achievement by planning cost-effective operations and market development activities; (iv) communicating and maintaining trust relationships with shareholders, business partners and authorities; (v) overseeing Jurong Barrels’ investments and other business ventures; (vi) analyzing problematic situations and occurrences and provide solutions to ensure company survival and growth of Jurong Barrels.

Mr. Lim KS completed the Secondary 4 level from Serangoon Technical Secondary School in Singapore in 1977.

Mr. Lim KS is the brother of Mr. Lim CP, the brother-in-law of Ms. Siow KL and the uncle of Mr. Lim TC and Mr. Lim TM.

Independent Directors:

Mr. Han Yee Yen began serving as an independent Director on August 26, 2024. Mr. Han serves as chairman of the audit committee and as a member of the compensation and nomination committees.

Mr. Han has over 41 years of experience in auditing, accounting, and financial management as a financial controller in different industries. From October 2010 to December 2014, Mr. Han was the group chief financial officer of Jubilee Industries Holdings Ltd., a company whose shares are listed on the Catalist of the Singapore Exchange Securities Trading Limited (stock code: NHD). From December 2014 to July 2015, Mr. Han was the group financial controller of 800 Super Holdings Limited, a company whose shares were previously listed on the Catalist of the Singapore Exchange Securities Trading Limited. From September 2015 to March 2019, Mr. Han was the group financial controller of Kee Song Food Corporation (S) Pte Ltd, a subsidiary of Kee Song Bio-Technology Holdings Limited, a company whose shares are listed on the Taiwan Stock Exchange Corporation (stock code 1258), where he was responsible for handling the group’s financial and accounting matters, ensuring compliance with the Taiwan listing rules and regulations and overseeing the IT department. Since April 2019, Mr. Han works at Y Y Han Management Enterprise as a sole proprietor, where he provides accounting and finance services to small and medium-sized enterprises clients. On 2024, Mr. Han has been the chief financial officer of SKK Holdings Limited, a company listed on Nasdaq (stock code: SKK).

Mr. Han obtained a Bachelor of Commerce (Accountancy) from the Nanyang University of Singapore in June 1979. Mr. Han is also a Fellow Chartered Accountant of Singapore since July 2013 and a fellow of the Institute of Certified Public Accountants of Singapore since November 2004.

Mr. Chan Chin Hoong began serving as an independent Director on August 26, 2024. Mr. Chan serves as chairman of the nomination committee and as a member of the compensation and audit committees.

Mr. Chan has been in the audit and accounting field for over 10 years. From 2011 to 2012, Mr. Chan worked as an audit associate at Cheng & Co. in Malaysia. From 2012 to 2013, Mr. Chan worked as a senior audit associate at KPMG in Malaysia. From 2013 to 2018, Mr. Chan worked as audit assistant manager at BDO LLP in Singapore. Since 2018, Mr. Chan has been the Finance & HR Manager of Signmechanic Pte Ltd in Singapore. Since 2023, Mr. Chan has been an independent non-executive director in Multi Ways Holdings Limited, a company specializing in heavy construction equipment whose shares are listed on the New York Stock Exchange (stock code: MWG).

Mr. Chan has completed the examination from Association of Chartered Certified Accountants and obtained the certificate in 2011. Mr. Chan is a member of the Association of Chartered Certified Accountants (ACCA) since 2014. He is also a member of the Institute of Singapore Chartered Accountants (ISCA) since 2016 and the Fellow Member of Association of Chartered Certified Accountants (FCCA) since 2019.

Mr. Soh Kar Liang began serving as an independent Director on August 26, 2024. Mr. Soh serves as chairman of the compensation committee and as a member of the nomination and audit committees.

Mr. Soh has almost 30 years of experience as a legal practitioner. Since 2012, he has been the managing director of the Singapore law firm Ella Cheong LLC. His core practice areas are intellectual property specializations in trademarks, patents and copyright. In addition to overseeing and supervising the firm’s business operations, employees, business development, and strategies, he holds key appointments in professional associations and is a frequent and well-regarded speaker at local and international events.

Mr. Soh obtained a Bachelor of Laws (Hons) from the National University of Singapore in 1992 and a Master of Science (Computer Science) from the University of Wales in 2008. He was admitted as an advocate and solicitor of the Supreme Court of Singapore in 1993 and among the first patent attorneys registered in Singapore. He has also successfully completed the patent agent examination in Malaysia. Mr. Soh is an active member of local and international associations (e.g., Law Society of Singapore, Singapore Academy of Law, International Association for the Protection of Intellectual Property, Asian Patent Attorneys Association, International Federation of Intellectual Property Attorneys, International Trade Mark Association, ASEAN Intellectual Property Association, and Association of Singapore Patent Attorneys). He is the immediate past president of the ASEAN Intellectual Property Association and has previously served as President of the Singapore Recognized Group of the Asian Patent Attorneys Association and the Chair of the Legislation and Regulation Committee of the International Trademark Association.

Committees of our Board of Directors

We have established an audit committee, a compensation committee and a nomination committee, each of which operates pursuant to a charter adopted by our Board. Our Board may also establish other committees from time to time to assist our Company and our Board. The composition and functioning of all of our committees comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq and SEC rules and regulations, if applicable. Each committee’s charter is available on our website at https://jbdiholdings.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this Annual Report.

Audit committee

Mr. Han Yee Yen, Mr. Chan Chin Hoong and Mr. Soh Kar Liang, all of whom are independent Directors, serve on the audit committee, which is chaired by Mr. Han Yee Yen. Our Board has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and the Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board has designated Mr. Han Yee Yan as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;
●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;
●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;
●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;
●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;
●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;
●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and
●	reviewing earnings releases.

On May 23, 2024, our Board of Directors authorized and approved an amendment to the Audit Committee Charter (the “Audit Committee Charter”) pursuant to which it adopted a cybersecurity policy (the “Cybersecurity Policy”) and further approved that the Audit Committee will have full authority and powers to implement the Cybersecurity Policy. The Audit Committee Charter provides the members of the Audit Committee with authorization and authority to conduct continuous analysis of and review for any potential cybersecurity risks as part of the Company’s overall risk management program and to create a cyber-resilient organization, which will contribute to the value preservation of the Company. The Audit Committee Charter further provides authority and responsibility to the members of the Audit Committee to: (i) understand the economic drivers and impact of cyber risk, including the financial impact to our Company; (ii) align cyber-risk management policies with our business needs by integrating cyber-risk analysis into significant business decisions; (iii) ensure our organizational structure supports cybersecurity goals; and (iv) incorporate cybersecurity expertise into board governance.

For additional information regarding our Cybersecurity Policy, please refer to Exhibit 16K included in this Annual Report on Form 20-F for the year ended May 31, 2024.

Compensation committee

Mr. Chan Chin Hoong, Mr. Han Yee Yen and Mr. Soh Kar Liang, all of whom are independent Directors, serve on the compensation committee, which is chaired by Mr. Chan Chin Hoong. Our Board has determined that each such member satisfies the “independence” standards identified in the Nasdaq Company Guide. The compensation committee’s responsibilities include:

●	evaluating the performance of our Chief Executive Officer in light of our company’s corporate goals and objectives and, based on such evaluation: (i) recommending to our Board the cash compensation of our Chief Executive Officer, and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;
●	reviewing and recommending to our Board the cash compensation of our other Executive Officers;
●	reviewing and establishing our overall management compensation, philosophy and policy;
●	overseeing and administering our compensation and similar plans;
●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq listing rules;
●	retaining and approving the compensation of any compensation advisors;
●	reviewing and approving our policies and procedures for the grant of equity-based awards;
●	reviewing and recommending to our Board the compensation of our Directors; and
●	preparing the compensation committee report required by SEC rules, if and when required.

Compensation committee charter

On May 23, 2024, our Board of Directors authorized and approved an amendment to the Compensation Committee Charter (the “Compensation Committee Charter”) pursuant to which it adopted a compensation recovery policy (the “Compensation Recovery Policy”) and further approved that the Compensation Committee will have full authority and powers to implement the Compensation Recovery Policy. The Compensation Committee Charter provides the members of the Compensation Committee with authorization and authority to carry out such duties and responsibilities associated with the Compensation Recovery Policy. The Compensation Committee shall, in the event of a restatement of the Company’s financial statements, have the authority and power to: (i) determine such executive officers who served at any time during the performance period for the incentive-based compensation; (ii) determine the relevant recovery period; (iii) determine the amount of incentive-based compensation that must be subject to the Company’s Compensation Recovery Policy and establish procedures for recovery; (iv) maintain documentation of the above-referenced determinations; and (v) prepare and have filed all disclosures with respect to the Compensation Recovery Policy in accordance with Federal securities laws, including the disclosure required by the applicable Securities and Commission filings.

For additional information regarding our Compensation Recovery Policy, please refer to Exhibit 99.7 included in this Annual Report on Form 20-F for the year ended May 31, 2024.

Nomination committee

Mr. Soh Kar Liang, Mr. Han Yee Yen and Mr. Chan Chin Hoong, all of whom are independent Directors, serve on the nomination committee, which is chaired by Mr. Soh Kar Liang. Our Board has determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq listing rules. The nomination committee’s responsibilities include:

●	developing and recommending to our Board’s criteria for board and committee membership;
●	establishing procedures for identifying and evaluating Director candidates, including nominees recommended by stockholders; and
●	reviewing the composition of our Board to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nomination committee and our Board will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin).

Corporate governance

We have adopted a formal policy regarding board diversity and our nomination committee and our Board will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and our Board’s priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Foreign Private Issuer Status

The Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq in respect of the following:

●	the majority independent director requirement under Section 5605(b)(1) of the Nasdaq listing rules;
●	the requirement under Section 5605(d) of the Nasdaq listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;
●	the requirement under Section 5605(e) of the Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors;
●	the Shareholder Approval Requirements under Section 5635 of the Nasdaq listing rules; and
●	the requirement under Section 5605(b)(2) of the Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

Code of Conduct and Code of Ethics

We have adopted a written code of business conduct and ethics that applies to our Directors, Executive Officers and employees, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions. A current copy of this code is posted on the Corporate Governance section of our website, which is located at https://jbdiholdings.com. The information on our website is deemed not to be incorporated in this Annual Report or to be a part of this Annual Report. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our Directors, Executive Officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of the Nasdaq.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT/EXECUTIVE PERSONNEL

Compensation of Executive Directors and Executive Officers

For the financial year ended May 31, 2024, we paid an aggregate of approximately S$1.1 million in cash to our Executive Directors and Executive Officers. For the financial year ended May 31, 2023, we paid an aggregate of approximately S$1.1 million in cash to our Executive Directors and Executive Officers.

Summary Compensation Table

	Compensation Paid
Name and Principal Position	Year	Salary (S$’000)	Bonus (S$’000)
Mr. Lim Chwee Poh, Executive Director and Chief Executive Officer	2024	327	27
	2023	333	41

Mr. Liang Zhao Rong, Executive Director and Chief Financial Officer	2024	96	8
	2023	91	12

Mr. Han Yee Yen, Independent Director Nominee	2024	-	-
	2023	-	-

Mr. Chan Chin Hoong, Independent Director Nominee	2024	-	-
	2023	-	-

Mr. Soh Kar Liang, Independent Director Nominee	2024	-	-
	2022	-	-

Employment Agreements

Employment Agreement between Mr. Lim Chwee Poh and Jurong Barrels

We have entered into an Employment Agreement with Mr. Lim CP pursuant to which he is employed as the Chief Executive Officer of Jurong Barrels. The agreement provides for an annual base salary in the amount of S$27,223. Mr. Lim CP’s employment will continue indefinitely, subject to termination by either party to the agreement upon 6 months’ prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Mr. Lim CP shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with the Group.

Employment Agreement between Mr. Liang Zhao Rong and Jurong Barrels

We entered into an Employment Agreement with Mr. Liang Zhao Rong pursuant to which he was employed the Chief Financial Officer of Jurong Barrels. The agreement provides for a monthly base salary in the amount of S$8,000. Under the terms of the agreement, Mr. Liang Zhao Rong’s employment will continue indefinitely, subject to termination by either party to the agreement upon 6 months’ written notice or the equivalent salary in lieu of such notice. The agreement also provides that Mr. Liang Zhao Rong shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with the Group.

Directors’ Agreements

Each of our Directors has entered into a Director’s Agreement with the Company. The terms and conditions of such Directors’ Agreements are similar in all material aspects. Each Director’s Agreement is for an initial term of one year and will continue until the Director’s successor is duly elected and qualified. Each Director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms and provisions of his or her Director’s Agreement will remain in full force and effect. Any Director’s Agreement may be terminated for any or no reason by the Director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company’s issued and outstanding Ordinary Shares entitled to vote.

Under the Directors’ Agreements, the initial annual director fees that are payable to our Independent Director Nominees are S$30,000 to Mr. Han Yee Yen, S$24,000 to Mr. Chan Chin Hoong and S$24,000 to Mr. Soh Kar Liang respectively. Such director fees are payable in cash on a monthly basis.

In addition, our Directors will be entitled to participate in such share option scheme as may be adopted by the Company, as amended from time to time. The number of options granted, and the terms of those options will be determined from time to time by a vote of our Board; provided that each Director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that Director.

Other than as disclosed above, none of our Directors has entered into a service agreement with our Company or any of our subsidiary that provides for benefits upon termination of employment.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following table sets forth information regarding beneficial ownership of our capital stock by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;
●	each of our named executive officers;

●	each of our directors and director nominees; and
●	all of our current executive officers, directors and director nominees as a group.

Applicable percentage ownership is based on 19,787,500 Ordinary Shares of our Company issued and outstanding as of the date of this Annual Report.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown. As of the date hereof, we have 4 registered shareholders of record of our Ordinary Shares.

The Company currently has 5 record holders of Ordinary Shares, none of whom are holders domiciled in the United States. Unless otherwise noted below, the address of each person listed on the table is 34 Gul Crescent, Singapore 629538.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owners	Number	Percentage

Named Executive Directors and Executive Officers:
Mr. Lim Chwee Poh(1)	833,584	4.21%

Mr. Liang Zhao Rong	-	-

Mr. Quek Che Wah	-	-

Mr. Lim Tze Chong, Patrick(2)	2,497,148	12.62%

Mr. Lim Tze Ming, Kelvin(2)	-	-

Mr. Lim Kim Seng(3)	833,584	4.21%

Independent Directors:
Mr. Han Yee Yen	-	-

Mr. Chan Chin Hoong	-	-

Mr. Soh Kar Liang	-	-

All directors and executive officers as a group	4,164,316	21.04%

5% Shareholders:
E U Holdings Pte. Ltd.(4)	9,108,360	46.03%

Ms. Siow Kim Lian(5)	2,497,148	12.62%

Notes:

(1)	Mr. Lim Chwee Poh is the spouse of Ms. Siow Kim Lian, the father of Mr. Lim Tze Chong, Patrick and Mr. Lim Tze Ming, Kelvin and the brother of Mr. Lim Kim Seng.

(2)	Mr. Lim Tze Chong, Patrick and Mr. Lim Tze Ming, Kelvin are the sons of Mr. Lim Chwee Poh and Ms. Siow Kim Lian and the nephews of Mr. Lim Kim Seng
(3)	Mr. Lim Kim Seng is the brother of Mr. Lim Chwee Poh, the brother-in-law of Ms. Siow Kim Lian and the uncle of Mr. Lim Tze Chong, Patrick and Mr. Lim Tze Ming, Kelvin
(4)	E U Holdings Pte. Ltd. is a company incorporated in Singapore and owned as to 50% by Mr. Neo Chin Heng and 50% by Mr. Ng Eng Guan.
(5)	Ms. Siow Kim Lian is the spouse of Mr. Lim Chwee Poh, the mother of Mr. Lim Tze Chong, Patrick and Mr. Lim Tze Ming, Kelvin and the sister-in-law of Mr. Lim Kim Seng

Related Party Transactions

	Financial Year May 31,
Nature of transactions	2023	2022
	$’000	$’000

KDS Steel Pte Ltd(1)
- Provision of warehouse space by KDS Steel Pte Ltd to Jurong Barrels for the purpose of its logistics services	789	782
- Provision of utilities cost due to Jurong Barrels for certain cleaning services at the warehouse by KDS Steel Pte Ltd to Jurong Barrels	72	72

E U Holdings Pte. Ltd.(2)
- Management fees payable by Jurong Barrels for management services provided by E U Holdings Pte. Ltd.	263	266

Filtec Private Limited(3)
- Sales	*	-

(1)	E U Holdings Pte. Ltd. is a shareholder of Jurong Barrels and KDS.
(2)	E U Holdings Pte. Ltd. is owned as to 50% by Mr. Neo Chin Heng and 50% by Mr. Ng Eng Guan.
(3)	Filtec Private Limited is a company incorporated in Singapore and owned 100% bu Soon Aik Global Pte Ltd. Soon Aik Global Pte Ltd is a company incorporated in Singapore and owned 25% by Mr. Neo Chin Heng.

INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

LEGAL PROCEEDINGS

Not Applicable

ITEM 8. FINANCIAL INFORMATION

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18. - “Financial Statements.”

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

On August 28, 2024, we completed our Offering of 1,750,000 Ordinary Shares at a public offering price of US$5.00 per share. The total net proceeds to the Company from the Offering, after deducting discounts, expenses allowance and expenses, were approximately $6.7 million. The Ordinary Shares began trading on August 27, 2024 on the Nasdaq under the trading symbol “JBDI”.

History of Ordinary Shares Issuance

The following is a summary of our securities issuances in the past three years.

During the past three years, we have issued and sold the following securities without registering such securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriter were involved in these issuances of securities.

Pursuant to a group reorganization on May 30, 2023, the Registrant issued an aggregate of 9,018,749 Ordinary Shares, par value US$0.001, in exchange for all of the JBDI shares issued and outstanding of JBDI as follows:

Allottee	Date of Sale or Issuance	Number of Securities	Consideration

E U Holdings	May 30, 2023	4,704,179	5,216 shares in JBDI

Mr. Lim TC	May 30, 2023	1,286,074	1,427 shares in JBDI

Ms. Siow KL	May 30, 2023	1,286,074	1,427 shares in JBDI

Mr. Lim CP	May 30, 2023	429,292	475 shares in JBDI

Mr. Lim KS	May 30, 2023	429,292	475 shares in JBDI

Goldstein	May 30, 2023	441,919	490 shares of JBDI

Arc Development	May 30, 2023	441,919	490 shares of JBDI

On February 7, 2024, for purposes of recapitalization in anticipation of the initial public offering, the Company’s shareholders passed resolutions to effect a 1:2 share sub-division (a “forward stock split”) and to change the Company’s authorized share capital to $500,000 divided into 1,000,000,000 ordinary shares, of a par value of $0.0005 each.

On August 28, 2024, we completed our initial public offering of 1,750,000 Ordinary Shares at a public offering price of US$5.00 per share. The total net proceeds to the Company from the Offering, after deducting discounts, expenses allowance and expenses, were approximately $6.7 million.

Transfer Agent

The transfer agent and registrar for the ordinary shares of the Company is VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598; telephone: 212-828-8436, toll-free: 855-9VSTOCK; Facsimile: 646-536-3179.

ITEM 10. ADDITIONAL INFORMATION

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of Cayman Islands.

A copy of our amended and restated memorandum and articles of association were filed as exhibit 3.1 to the registration statement dated May 2, 2024 (and which is referred to in this section as, respectively, the “Memorandum” and the “Articles of Association”).

We are an exempted company incorporated with limited liability in the Cayman Islands and, upon completion of our Offering, our affairs are now governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands.

Our authorized share capital is $500,000 divided into 500,000,000 Ordinary Shares, par value of $0.001 each. On February 7, 2024, for purposes of recapitalization in anticipation of the initial public offering, the Company’s shareholders passed resolutions to effect a 1:2 share sub-division (a “forward stock split”) and to change the Company’s authorized share capital to $500,000 divided into 1,000,000,000 ordinary shares, of a par value of $0.0005 each.

The following are summaries of certain material provisions of our Amended and Restated Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

Ordinary Shares

General

All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares to bearer.

Dividends

Subject to the Companies Act and our Amended and Restated Articles of Association, our Company in general meeting may declare dividends in any currency to be paid to the members but no dividend shall be declared in excess of the amount recommended by our Board. Our dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our Board determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless our Directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Except in so far as the rights attaching to, or the terms of issue of, any share may otherwise provide:

(i)	all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, although no amount paid up on a share in advance of calls shall for this purpose be treated as paid up on the share;
(ii)	all dividends shall be apportioned and paid pro rata in accordance with the amount paid up on the shares during any portion(s) of the period in respect of which the dividend is paid; and
(iii)	our Board may deduct from any dividend or other monies payable to any member all sums of money (if any) presently payable by him to our Company on account of calls, instalments or otherwise. Where our Board or our Company in general meeting has resolved that a dividend should be paid or declared, our Board may resolve:

(aa)	that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the members entitled to such dividend will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment; or
(bb)	that the members entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our Board may think fit.

Upon the recommendation of our Board, our Company may by ordinary resolution in respect of any one particular dividend of our Company determine that it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to members to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, bonus or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent and shall be sent at the holder’s or joint holders’ risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to our Company. Any one of two or more joint holders may give effectual receipts for any dividends or other monies payable or property distributable in respect of the shares held by such joint holders.

Whenever our Board or our Company in general meeting has resolved that a dividend be paid or declared, our Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind.

Our Board may, if it thinks fit, receive from any member willing to advance the same, and either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and in respect of all or any of the monies so advanced may pay interest at such rate (if any) not exceeding 20% per annum, as our Board may decide, but a payment in advance of a call shall not entitle the member to receive any dividend or to exercise any other rights or privileges as a member in respect of the share or the due portion of the shares upon which payment has been advanced by such member before it is called up.

All dividends, bonuses or other distributions unclaimed for one year after having been declared may be invested or otherwise used by our Board for the benefit of our Company until claimed and our Company shall not be constituted a trustee in respect thereof. All dividends, bonuses or other distributions unclaimed for six years after having been declared may be forfeited by our Board and, upon such forfeiture, shall revert to our Company.

No dividend or other monies payable by our Company on or in respect of any share shall bear interest against our Company.

Our Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants remain uncashed on two consecutive occasions or after the first occasion on which such a cheque or warrant is returned undelivered.

Voting Rights

Subject to any special rights, restrictions or privileges as to voting for the time being attached to any class or classes of shares at any general meeting: (a) on a poll every member present in person or by proxy or, in the case of a member being a corporation, by our duly authorized representative shall have one vote for every share which is fully paid or credited as fully paid registered in his name in the register of members of our Company but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for this purpose as paid up on the share; and (b) on a show of hands every member who is present in person (or, in the case of a member being a corporation, by our duly authorized representative) or by proxy shall have one vote. Where more than one proxy is appointed by a member which is a Clearing House (as defined in the Articles) (or its nominee(s)) or a central depository house (or its nominee(s)), each such proxy shall have one vote on a show of hands. On a poll, a member entitled to more than one vote need not use all his votes or cast all the votes he does use in the same way.

Transfer of Ordinary Shares

Subject to the Companies Act and our Amended and Restated Articles of Association, all transfers of shares shall be effected by an instrument of transfer in the usual or common form or in such other form as our Board may approve and may be under hand or, if the transferor or transferee is a Clearing House (as defined in the Articles) (or its nominee(s)) or a central depository house (or its nominee(s)), under hand or by machine imprinted signature, or by such other manner of execution as our Board may approve from time to time.

Execution of the instrument of transfer shall be by or on behalf of the transferor and the transferee, provided that our Board may dispense with the execution of the instrument of transfer by the transferor or transferee or accept mechanically executed transfers. The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the register of members of our Company in respect of that share.

Our Board may, in our absolute discretion, at any time and from time to time remove any share on the principal register to any branch register or any share on any branch register to the principal register or any other branch register. Unless our Board otherwise agrees, no shares on the principal register shall be removed to any branch register nor shall shares on any branch register be removed to the principal register or any other branch register. All removals and other documents of title shall be lodged for registration and registered, in the case of shares on any branch register, at the registered office and, in the case of shares on the principal register, at the place at which the principal register is located.

Our Board may, in our absolute discretion, decline to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve or on which our Company has a lien. It may also decline to register a transfer of any share issued under any share option scheme upon which a restriction on transfer subsists or a transfer of any share to more than four joint holders. Our Board may decline to recognize any instrument of transfer unless a certain fee, up to such maximum sum as the Nasdaq may determine to be payable, is paid to our Company, the instrument of transfer is properly stamped (if applicable), is in respect of only one class of share and is lodged at our registered office or the place at which the principal register is located accompanied by the relevant share certificate(s) and such other evidence as our Board may reasonably require is provided to show the right of the transferor to make the transfer (and if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do).

The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of the Nasdaq, be suspended at such times and for such periods (not exceeding in the whole thirty days in any year) as our Board may determine.

Fully paid shares shall be free from any restriction on transfer (except when permitted by the Nasdaq) and shall also be free from all liens.

Procedures on liquidation

A resolution that our Company be wound up by the court or be wound up voluntarily shall be a special resolution of our shareholders.

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares:

(i)	if our Company is wound up, the surplus assets remaining after payment to all creditors shall be divided among the members in proportion to the capital paid up on the shares held by them respectively; and
(ii)	if our Company is wound up and the surplus assets available for distribution among the members are insufficient to repay the whole of the paid-up capital, such assets shall be distributed, subject to the rights of any shares which may be issued on special terms and conditions, so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up on the shares held by them, respectively.

If our Company is wound up (whether the liquidation is voluntary or compelled by the court), the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Act, divide among the members in specie or kind the whole or any part of the assets of our Company, whether the assets consist of property of one kind or different kinds, and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be so divided and may determine how such division shall be carried out as between the members or different classes of members and the members within each class. The liquidator may, with the like sanction, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator thinks fit, but so that no member shall be compelled to accept any shares or other property upon which there is a liability.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Subject to these Articles and to the terms of allotment, our Board may, from time to time, make such calls as it thinks fit upon the members in respect of any monies unpaid on the shares held by them respectively (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment of such shares made payable at fixed times. A call may be made payable either in one sum or by instalments. If the sum payable in respect of any call or instalment is not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the same at such rate not exceeding 20% per annum as our Board shall fix from the day appointed for payment to the time of actual payment, but our Board may waive payment of such interest wholly or in part. Our Board may, if it thinks fit, receive from any member willing to advance the same, either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and in respect of all or any of the monies so advanced our Company may pay interest at such rate (if any) not exceeding 20% per annum as our Board may decide.

If a member fails to pay any call or instalment of a call on the day appointed for payment, our Board may, for so long as any part of the call or instalment remains unpaid, serve not less than 14 days’ notice on the member requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment. The notice shall name a further day (not earlier than the expiration of 14 days from the date of the notice) on or before which the payment required by the notice is to be made, and shall also name the place where payment is to be made. The notice shall also state that, in the event of non-payment at or before the appointed time, the shares in respect of which the call was made will be liable to be forfeited.

If the requirements of any such notice are not complied with, any share in respect of which the notice has been given at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of our Board to that effect. Such forfeiture will include all dividends and bonuses declared in respect of the forfeited share and not actually paid before the forfeiture.

A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, nevertheless, remain liable to pay to our Company all monies which, at the date of forfeiture, were payable by him to our Company in respect of the shares together with (if our Board shall in our discretion so require) interest thereon from the date of forfeiture until payment at such rate not exceeding 20% per annum as our Board may prescribe.

Redemption of Ordinary Shares

Subject to the Companies Act, our Amended and Restated Articles of Association, and, where applicable, the Nasdaq listing rules or any other law or so far as not prohibited by any law and subject to any rights conferred on the holders of any class of Ordinary Shares, any power of our Company to purchase or otherwise acquire all or any of its own Ordinary Shares (which expression as used in this Article includes redeemable Ordinary Shares) be exercisable by our Board in such manner, upon such terms and subject to such conditions as it thinks fit.

Subject to the Companies Act, our Amended and Restated Articles of Association, and to any special rights conferred on the holders of any Ordinary Shares or attaching to any class of Ordinary Shares, Ordinary Shares may be issued on the terms that they may, at the option of our Company or the holders thereof, be liable to be redeemed on such terms and in such manner, including out of capital, as our Board may deem fit.

Variations of Rights of Shares

Subject to the Companies Act and without prejudice to our Amended and Restated Articles of Association, if at any time the share capital of our Company is divided into different classes of shares, all or any of the special rights attached to any class of shares may (unless otherwise provided for by the terms of issue of the shares of that class) be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of the Articles relating to general meetings shall mutatis mutandis apply to every such separate general meeting, but so that the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be not less than a person or persons together holding (or, in the case of a member being a corporation, by our duly authorized representative) or representing by proxy not less than one-third in nominal value of the issued shares of that class. Every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him, and any holder of shares of the class present in person or by proxy may demand a poll.

Any special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

General Meetings of Shareholders

Our Company must hold an annual general meeting each fiscal year other than the fiscal year of our Company’s adoption of our Amended and Restated Articles of Association in accordance with the Amended and Restated Articles of Association.

Extraordinary general meetings may be convened on the requisition of one or more members holding, at the date of deposit of the requisition, not less than one tenth of the paid up capital of our Company having the right of voting at general meetings. Such requisition shall be made in writing to our Board or the secretary of our Company for the purpose of requiring an extraordinary general meeting to be called by our Board for the transaction of any business specified in such requisition. Such meeting shall be held within two months after the deposit of such requisition. If within 21 days of such deposit, our Board fails to proceed to convene such meeting, the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of our Board shall be reimbursed to the requisitionist(s) by our Company.

Every general meeting of our Company shall be called by at least 10 clear days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and must specify the time, place and agenda of the meeting and particulars of the resolution(s) to be considered at that meeting and the general nature of that business.

Although a meeting of our Company may be called by shorter notice than as specified above, such meeting may be deemed to have been duly called if it is so agreed:

(i)	in the case of an annual general meeting, by all members of our Company entitled to attend and vote thereat; and
(ii)	in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting holding not less than 95% of the total voting rights at the meetings of all our shareholders.

All business transacted at an extraordinary general meeting shall be deemed special business. All business shall also be deemed special business where it is transacted at an annual general meeting, with the exception of the election of Directors which shall be deemed ordinary business.

No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, and continues to be present until the conclusion of the meeting.

The quorum for a general meeting shall be two members entitled to vote and present in person (or in the case of a member being a corporation, by our duly authorized representative) or by proxy representing not less than one-third (1/3) in nominal value of the total issued voting shares in our Company throughout the meeting.

Inspection of Books and Records

Our shareholders have no general right to inspect or obtain copies of the register of members or corporate records of our company. They will, however, have such rights as may be set out in our Amended and Restated Articles of Association.

Changes in Capital

Subject to the Companies Act, our shareholders may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;
(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;
(c)	sub-divide our shares or any of them into our shares of smaller amount than is fixed by our Company’s Amended and Restated Memorandum and Articles of Association, so, however, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced our shares shall be the same as it was in case of the share from which the reduced our shares is derived;
(d)	cancel any shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled; and

(e)	convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce our share capital or any capital redemption reserve in any way.

Material Contracts

Our material contracts, other than those entered into in the ordinary course of business, are described in Item 4, Item 6 and Item 7 or elsewhere in this Annual Report.

Dividends and Dividend Policy

No dividends have been declared or paid by the companies comprising our Group for the financial year ended May 31, 2024.

We have adopted a dividend policy, according to which our board of directors shall take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount: (a) operating and financial results; (b) cash flow situation; (c) business conditions and strategies; (d) future operations and earnings; (e) taxation considerations; (f) interim dividend paid, if any; (g) capital requirement and expenditure plans; (h) interests of shareholders; (i) statutory and regulatory restrictions; (j) any restrictions on payment of dividends; and (k) any other factors that our board may consider relevant. The payment of dividends, in certain circumstances is also subject to the approval of our Shareholders, the Cayman Islands Companies Act and our Articles of Association as well as any other applicable laws. Currently, we do not have any predetermined dividend distribution ratio.

Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our Ordinary Shares.

Exchange Controls

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends.

Material Income Tax Considerations

The following summary of certain Cayman Islands and U.S. federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands and the United States. The Company does not conduct operations in the PRC and has no PRC operating entities. Accordingly, a discussion of PRC tax regulation is not applicable. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our Ordinary Shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Conyers Dill & Pearman, our counsel as to Cayman Islands law.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation shall apply to our Company or its operations; and that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of our Company; or (b) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act of the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our Ordinary Shares or on an instrument of transfer in respect of our Ordinary Shares.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below) that acquire our Ordinary Shares and hold our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Ordinary Shares.

Dividends

The entire amount of any cash distribution paid with respect to our Ordinary Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Ordinary Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the Ordinary Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into U.S. dollars on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that U.S. dollar value. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into U.S. dollars on a date subsequent to receipt.

Sale or Other Disposition of Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Ordinary Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Ordinary Shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives a currency other than U.S. dollars on the disposition of our Ordinary Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Ordinary Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the proceeds from our recent IPO) and the expected market price of our Ordinary Shares following our IPO, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our IPO. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;
●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;
●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and
●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we intend to apply for the listing of our Ordinary Shares on the Nasdaq, we cannot guarantee that our listing will be approved. Furthermore, we cannot guarantee that, once listed, our Ordinary Shares will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the Ordinary Shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our Ordinary Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over its adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Ordinary Shares held at the end of the taxable year over the fair market value of such Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN THE OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR ORDINARY SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

Documents on Display

You may read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the SEC at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can also obtain copies of our SEC filings by going to the SEC’s website at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Annual Report on Form 20-F.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET Risk

Interest Rate Risk

The Company is currently not subject to significant interest rate risk due to its lack of outstanding loans or large deposit accounts.

Foreign Currency Exchange Rates

	May 31, 2024	May 31, 2023

Year-end US$:S$ exchange rate	1.3509	1.3520

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this Annual Report, our Chief Executive Officer and Principal Accounting Officer (the “Certifying Officer”), conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, the Certifying Officer has concluded that our disclosure controls and procedures were effective to ensure that material information is recorded, processed, summarized and reported by our management on a timely basis in order to comply with our disclosure obligations under the Exchange Act and the rules and regulations promulgated thereunder.

Pursuant to the JOBS Act, we qualify as an “emerging growth company as we recorded revenues less than US$1.235 billion in our most recent fiscal year, which allows us to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of May 31, 2024 using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of May 31, 2024, the Company determined that there were no control deficiencies that constituted material weaknesses.

Changes in Internal Control over Financial Reporting

During the financial year ended May 31, 2024, there was no change in the Company’s internal control over financial reporting period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that the Company has at least one audit committee financial expert serving on its audit committee. Our board of directors has determined that each member of our audit committee is “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Mr. Han Yee Yan as an “audit committee financial expert,” as defined under the applicable rules of the SEC.

ITEM 16B. CODE OF ETHICS

Our Board of Directors has adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. A current copy of this code is posted on the Corporate Governance section of our website, which is located at https://jbdiholdings.com. The information on our website is deemed not to be incorporated in or to be a part of this Annual Report. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our Directors, Executive Officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following are the fees billed to us by our auditors during the financial years ended May 31, 2024 and 2023:

	Financial Years Ended May 31
	2024	2023
	$’000	$’000
Audit Fees	100	100
Audit Related Fees	-	30
Tax Fees	-	-
All Other Fees	-	-
Total	100	130

Audit Fees consist of the aggregate fees billed for professional services rendered for the audit of our annual financial statements and the reviews of the financial statements included in our Forms 6-K and for any other services that were normally provided by our independent auditor in connection with our statutory and regulatory filings or engagements.

Audit Related Fees consist of the aggregate fees billed for professional services rendered for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and were not otherwise included in Audit Fees.

Tax Fees consist of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. Included in such Tax Fees are fees for preparation of our tax returns and consultancy and advice on other tax planning matters.

All Other Fees consist of the aggregate fees billed for products and services provided by our independent auditor and not otherwise included in Audit Fees, Audit Related Fees or Tax Fees. Included in such Other Fees would be fees for services rendered by our independent auditor in connection with any private and public offerings conducted during such periods.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. However, our Audit Committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on Nasdaq. Therefore, we have a fully independent Audit Committee in accordance with Rule 10A-3 of the Exchange Act. However, because we are a foreign private issuer, our audit committee is not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G. CORPORATE GOVERNANCE

Not applicable

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of its securities by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and the listing standards of the Nasdaq.

ITEM 16K. CYBERSECURITY

The Company has adopted a Cybersecurity Policy governing the establishment and application of certain procedures and safeguards to identify potential cybersecurity risks and, in the event of a cybersecurity breach, the protocol for disclosing to the Securities and Exchange Commission, including possible remedies. We review cybersecurity risk as part of our overall risk-management program. This ensures that cybersecurity risk management remains a meaningful priority in our business strategy and operations. Our risk management strategy for cybersecurity generally includes:

1.	Identification: We aim to proactively identify the manners in which our business could be materially impacted by cybersecurity risks including:

a.	Cybersecurity Incidents - an unauthorized occurrence on or conducted through its information system that jeopardizes the confidentiality, integrity, or availability of its information systems or any information residing therein

b.	Cybersecurity Threats - any potential occurrence that may result in an unauthorized effort to adversely affect the confidentiality, integrity, or availability of its information systems or any information residing therein.

2.	Assessment: We periodically assess our risks relating to cybersecurity threats, including risks relating to our reliance on third parties. In so doing, we consider the likelihood and impact that could result from the manifesting of such risks, together with the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks, together with the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks, including evaluating and if available obtaining cyber liability insurance, and aligning such cyber-risk management policies with the Company’s business needs by integrating cyber-risk analysis into significant business decisions.

3.	Management: If deemed appropriate, we design and implement reasonable safeguards to address any identified gaps in our existing processes and procedures, including annual cybersecurity awareness training emphasizing the use of strong passwords on all systems and aligning cyber-risk management policies with the Company’s needs by integrating cyber-risk analysis into significant business decisions and ensuring that the Company’s organization structure supports such cybersecurity goals.

4.	Evaluation: If a cybersecurity breach occurs, the Audit Committee will determine whether the Incident or Threat is “material” (.i.e. is there a substantial likelihood that a reasonable shareholder would consider it important in making an investment decision or if it would have significantly altered the “total mix” of information made available?), assessing among other factors potential or actual financial impacts, reputational damage, and operational disruptions.

5.	Report: Establish and monitor an incident response approach requiring our Chief Financial officer to report to us, the full Board of Directors and legal counsel any cybersecurity concerns or events.

6.	Disclosure: To ensure compliance with SEC requirements and maintain overall stakeholder confidence in the Company, all material and known facts regarding the cybersecurity breach will be recorded, including their nature, scope, and financial implications; and a Form 6-K will be prepared and filed within four (4) business days after the determination that a “material” cybersecurity incident has occurred.

We presently do not engage third parties to assist with evaluating the effectiveness of our risk-management and cybersecurity practices. The Company did not have any material cybersecurity breaches during the year ended May 31, 2024.

The Audit Committee is the governance body involved in, and ultimately responsible for, cybersecurity oversight. They will generally coordinate with our Chief Financial Officer in this regard. If needed, the full Board would be updated on cybersecurity risks and incidents. None of our directors on the Audit Committee nor our Chief Financial Officer have particular experience in cybersecurity matters.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

The following Financial Statements are filed as part of this Annual Report:

INDEX TO JBDI HOLDINGS LIMITED AND SUBSIDIARIES AUDITED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and Board of Directors of

JBDI HOLDINGS LIMITED AND SUBSIDIARIES

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of JBDI Holdings Limited and Subsidiaries (collectively referred to as the “Company”) as of May 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended May 31, 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of May 31, 2024 and 2023, and the results of its operations, the changes in the stockholders’ equity and its cash flows for each of the years in the three-year period ended May 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Onestop Assurance PAC

PCAOB ID 6732

We have served as the Company’s auditor since 2022.

Singapore, October 18, 2024

JDBI HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”))

	As of May 31,
	2024	2023
	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	190	457
Accounts receivable, net	1,686	2,304
Inventories	291	334
Deposits, prepayments and other receivables	311	187

Total current assets	2,478	3,282

Non-current assets:
Property and equipment, net	921	1,938
Right-of-use assets	1,056	1,117

Total non-current assets	1,977	3,055

TOTAL ASSETS	4,455	6,337

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	965	806
Amounts due to related parties	1,316	1,573
Bank borrowings	606	373
Lease liabilities	111	54
Income tax payable	9	317

Total current liabilities	3,007	3,123

Long-term liabilities:
Bank borrowings	-	606
Lease liabilities	1,064	1,104

Total long-term liabilities	1,064	1,710

TOTAL LIABILITIES	4,071	4,833

Shareholders’ equity
Ordinary share, par value US$0.0005, 1,000,000,000 Ordinary Shares authorized, 18,037,500 Ordinary Shares issued and outstanding	9	9
Additional paid-in capital	1,503	1,503
Capital reserves	2	2
Retained earnings	(907)	70
Accumulated other comprehensive loss	(223)	(80)

Total shareholders’ equity	384	1,504

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,455	6,337

See accompanying notes to consolidated financial statements.

JDBI HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Currency expressed in United States Dollars (“US$”))

	Financial Years Ended May 31,
	2024	2023	2022
	$’000	$’000	$’000

Revenues, net	9,394	11,122	11,894

Cost of revenue	(3,032)	(3,524)	(3,351)

Gross profit	6,362	7,598	8,543

Operating cost and expenses:
Selling and distribution	(133)	(127)	(227)
General and administrative	(7,475)	(6,604)	(5,699)

Total operating cost and expenses	(7,608)	(6,731)	(5,926)

(Loss) Profit from operations	(1,246)	867	2,617

Other income:
Gain from disposal of plant and equipment	7	1	-
Interest income	*	*	*
Interest expense	(41)	(47)	(55)
Government grant	110	158	73
Other income	68	108	15

Total other income, net	144	220	33

(Loss) Income before income taxes	(1,102)	1,087	2,650

Income tax refund/expense	125	(281)	(417)

NET (LOSS) INCOME	(977)	806	2,233

Net (loss) income per share
Basic and Diluted	(0.05)	0.04	0.24

Weighted average number of Ordinary Shares outstanding
Basic and Diluted (’000)	18,038	18,038	9,375

NET (LOSS) INCOME	(977)	806	2,233

Other comprehensive (loss) income:
Foreign currency translation adjustment	(143)	16	(96)

COMPREHENSIVE (LOSS) INCOME	(1,120)	822	2,137

*	The figures are insignificant.

See accompanying notes to consolidated financial statements.

JBDI HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Ordinary Shares		Additional	Accumulated other			Total
	No. of		paid-in	comprehensive	Capital	Retained	shareholders’
	shares	Amount	capital	loss	reserves	earnings	equity
	’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance as of June 1, 2021	18,038	9	1,503	-	2	761	2,275
Dividends declared to the former shareholders	-	-	-	-	-	(2,707)	(2,707)
Net income for the year	-	-	-	-	-	2,233	2,233
Foreign currency translation adjustment	-	-	-	(96)	-	-	(96)

Balance as of May 31, 2022	18,038	9	1,503	(96)	2	287	1,705
Dividends declared to the former shareholders	-	-	-	-	-	(1,023)	(1,023)
Net income for the year	-	-	-	-	-	806	806
Foreign currency translation adjustment	-	-	-	16	-	-	16

Balance as of May 31, 2023	18,038	9	1,503	(80)	2	70	1,504

Net loss for the year	-	-	-	-	-	(977)	(977)
Foreign currency translation adjustment	-	-	-	(143)	-	-	(143)

Balance as of May 31, 2024	18,038	9	1,503	(223)	2	(907)	384

See accompanying notes to consolidated financial statements.

JBDI HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”))

	Financial Years Ended May 31,
	2024	2023	2022
	$’000	$’000	$’000

Cash flows from operating activities:
Net (loss) income	(977)	806	2,233
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	463	448	493
Depreciation of right-of-use assets	62	27	60
Impairment of estimated credit losses	246	-	-
Reverse of impairment of estimated credit losses	(39)	-	-
Impairment of property and equipment	716	294	-
Gain from disposal of property and equipment	(7)	(1)	-

Change in operating assets and liabilities:
Accounts receivable	290	250	(871)
Inventories	43	(39)	(43)
Accounts payable and accrued liabilities	159	86	663
Amount due to related parties	409	-	-
Repayment of operating lease liabilities	(56)	(18)	(50)
Income tax payable	(309)	(214)	452

Net cash provided by operating activities	1,000	1,657	2,987

Cash flows from investing activities:
Purchase of property and equipment	(81)	(46)	(926)
Proceed from disposal of property and equipment	43	-	-

Net cash used in investing activities	(38)	(46)	(926)

Cash flows from financing activities:
Repayment of bank borrowings	(373)	(365)	(354)
Dividend paid	(666)	(1,586)	(2,049)
Repayment of finance lease liabilities	(42)	(18)	(50)

Net cash used in financing activities	(1,081)	(1,969)	(2,453)

Effect on exchange rate change on cash and cash equivalents	(148)	28	(68)

Net change in cash and cash equivalent	(267)	(330)	(460)

BEGINNING OF YEAR	457	787	1,247

END OF YEAR	190	457	787

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid (refund) for income taxes	308	531	(40)
Cash paid for interest	41	47	55

See accompanying notes to consolidated financial statements.

JBDI HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED MAY 31, 2024, 2023 AND 2022

(Currency expressed in United States Dollars (“US$”))

NOTE－1 BUSINESS OVERVIEW AND BASIS OF PRESENTATION

JBDI Holdings Limited (“JBDI Holdings”) is incorporated in the Cayman Islands on October 11, 2022 under the Companies Act as an exempted company with limited liability. The authorized share capital is $500,000 divided into 500,000,000 Ordinary Shares, par value $0.001 each. On February 7, 2024, for purposes of recapitalization in anticipation of the initial public offering, the Company’s shareholders passed resolutions to effect a 1:2 share sub-division (a “forward stock split”) and to change the Company’s authorized share capital to $500,000 divided into 1,000,000,000 ordinary shares, of a par value of $0.0005 each.

JBDI Holdings, through its subsidiaries (collectively referred to as the “Company”) are mainly engaged in the Reconditioned and Recycled of Containers in Singapore. The Company has over twenty (20) years of experience in the Reconditioned and Recycled of Containers in the Recycling industry.

Description of subsidiaries incorporated and controlled by the Company

Name	Background	Effective ownership

JBDI	British Virgin Islands company Incorporated on October 10, 2022 Issued and outstanding 10,000 ordinary shares for US$10,000 Investment holding Provision of investment holding	100% owned by JBDI Holdings

Jurong Barrels	Singaporean company Incorporated on September 17, 1983 Issued and outstanding 2,000,000 ordinary shares for S$2,000,000	100% owned by JBDI

JBDI Systems	Singaporean company Incorporated on May 4, 2017 Issued and outstanding 100 ordinary shares for S$100	100% owned by Jurong Barrels

Reorganization

Since 2022, the Company completed several transactions for the purposes of a group reorganization, as below:-

On October 10, 2022, E U Holdings, Mr. Lim CP, Ms. Siow KL, Mr. Lim KS, Mr. Lim TC (initial shareholders) and Arc Development entered into the Acquisition Agreement, pursuant to which Arc Development acquired 490 Ordinary Shares of JBDI (representing approximately 4.9% shareholding interest in JBDI) from E U Holdings, Mr. Lim CP, Ms. Siow KL, Mr. Lim KS and Mr. Lim TC for consideration of US$800,000. As a term of the acquisition, E U Holdings, Mr. Lim CP, Ms. Siow KL, Mr. Lim KS and Mr. Lim TC undertakes to transfer the entire issued share capital of Jurong Barrels to the JBDI. Following such transfer, E U Holdings owns 5,706 Ordinary Shares, Mr. Lim CP owns 475 Ordinary Shares, Ms. Siow KL owns 1,427 Ordinary Shares, Mr. Lim KS owns 475 Ordinary Shares, Mr. Lim TC 1,427 Ordinary Shares and Arc Development owns 490 Ordinary Shares, respectively.

On October 10, 2022, E U Holdings entered into a transfer agreement with Goldstein for the transfer of 4.90% of the issued share capital of JBDI.

On January 12, 2023, E U Holdings, Mr. Lim CP, Ms. Siow KL, Mr. Lim KS, Mr. Lim TC and JBDI entered into a sale and purchase agreement pursuant to which E U Holdings, Mr. Lim CP, Ms. Siow KL, Mr. Lim KS, Mr. Lim TC transferred its entire shareholding interest in Jurong Barrels to JBDI. The consideration is settled by JBDI allotting and issuing 1 Ordinary Share to each of E U Holdings, Mr. Lim CP, Ms. Siow KL, Mr. Lim KS, Mr. Lim TC credited as fully paid.

On May 30, 2023, E U Holdings, Mr. Lim CP, Ms. Siow KL, Mr. Lim KS, Mr. Lim TC, Goldstein, Arc Development and JBDI Holdings entered into a reorganization agreement, pursuant to which E U Holdings, Mr. Lim CP, Ms Siow KL, Mr. Lim KS, Mr. Lim TC, Goldstein and Arc Development, transferred their respective 5,216 Ordinary Shares, 475 Ordinary Shares, 1,427 Ordinary Shares, 475 Ordinary Shares, 1,427 Ordinary Shares, 490 Ordinary Shares and 490 Ordinary Shares respectively into JBDI Holdings. The consideration is settled by JBDI Holdings issuing 4,704,179 Ordinary Shares, 429,292 Ordinary Shares, 1,286,074 Ordinary Shares, 429,292 Ordinary Shares, 1,286,074 Ordinary Shares, 441,919 Ordinary Shares and 441,919 Ordinary Shares to E U Holdings, Mr. Lim CP, Ms. Siow KL, Mr. Lim KS, Mr. Lim TC, Goldstein and Arc Development respectively, credited as fully paid.

Prior to a group reorganization, JBDI was the holding company of a group of companies comprised of Jurong Barrels and JBD Systems. JBDI held as to 52.16% by E U Holdings, 4.76% by Mr. Lim CP, 14.26% by Ms. Siow KL, 4.76% by Mr. Lim KS, 14.26% by Mr. Lim TC, 4.90% by Goldstein and 4.90% by Arc Development, the latter two of which are an independent third parties. Upon completion of the reorganization, E U Holdings owns 4,704,180 Ordinary Shares, Mr. Lim CP owns 429,292 Ordinary Shares, Ms. Siow KL owns 1,286,074 Ordinary Shares, Mr. Lim KS owns 429,292 Ordinary Shares, Mr. Lim TC owns 1,286,074 Ordinary Shares, Goldstein owns 441,919 Ordinary Shares and Arc Development owns 441,919 Ordinary Shares of the Company respectively, and JBDI, Jurong Barrels and JBD Systems become directly/indirectly owned subsidiaries.

During the financial years presented in these consolidated financial statements, the control of the entities has never changed (always under the control of JBDI Holdings). Accordingly, the combination has been treated as a corporate restructuring (“Reorganization”) of entities under common control and thus the current capital structure has been retroactively presented in prior years as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all years to which such entities were under common control. The consolidation of JBDI Holdings and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first year presented in the accompanying consolidated financial statements.

NOTE－2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

●	Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

●	Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the financial years presented. Significant accounting estimates in the year include the allowance for doubtful accounts on accounts and other receivables, impairment loss on inventories, assumptions used in assessing right-of-use assets and impairment of long-lived assets, and deferred tax valuation allowance.

The Inputs Into the management’s judgments and estimates consider the economic Implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

●	Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

●	Foreign Currency Translation and Transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statement of operations.

The reporting currency of the Company is United States Dollar (“US$”) and the accompanying consolidated financial statements have been expressed in US$. In addition, the Company and subsidiaries are operating in Singapore, maintain their books and record in their local currency, Singapore Dollars (“S$”), which is a functional currency as being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, Translation of Financial Statement, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the financial year. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statements of changes in shareholders’ equity.

Translation of amounts from S$ into US$ has been made at the following exchange rates for the financial years ended May 31, 2024 and 2023:

	May 31, 2024	May 31, 2023

Year-end US$:S$ exchange rate	1.3509	1.3520
Average US$:S$ exchange rate	1.3465	1.3690

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

●	Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. Cash equivalents consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. The Company maintains most of its bank accounts in Singapore.

●	Accounts Receivable, net

Accounts receivable include trade accounts due from customers in the sale of products.

Accounts receivable are recorded at the invoiced amount and do not bear interest, which are due within contractual payment terms. The normal settlement terms of accounts receivable from insurance companies in the provision of brokerage agency services are within 30 days upon the execution of the insurance policies. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

The Company does not hold any collateral or other credit enhancements overs its accounts receivable balances.

●	Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined by the average cost method. The Company records adjustments to its inventory for estimated obsolescence or diminution in net realizable value equal to the difference between the cost of the inventory and the estimated net realizable value. At the point of loss recognition, a new cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

●	Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Factory and office equipment	5 years
Factory improvement	5 years
Leasehold factory premises	30 years
Furniture and fittings	10 years
Machinery and equipment	10 years
Motor vehicles and forklifts	5 years
Renovation	5 years
Leasehold land	20 years

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the Results of operations.

●	Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

●	Revenue Recognition

The Company receives certain portion of its non-interest income from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

ASC 606-10 provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1:	Identify the contract(s) with a customer.
Step 2:	Identify the performance obligations in the contract.
Step 3:	Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.
Step 4:	Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.
Step 5:	Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

Majority of the Company’s income is derived from contracts with customers in the sale of products, and as such, the revenue recognized depicts the transfer of promised goods or services to its customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The Company’s revenue recognition policies are in compliance with ASC 606, as follows:

Product sales consist of a single performance obligation that the Company satisfies at a point in time. The Company recognizes product revenue when the following events have occurred: (a) the Company has transferred physical possession of the products, depending upon the method of distribution and shipping terms set forth in the customer contract, (b) the Company has a present right to payment, (c) the customer has legal title to the products, and (d) the customer bears significant risks and rewards of ownership of the products. Based on the Company’s historical practices and shipping terms specified in the sales agreements and invoices, these criteria are generally met when the products are:

●	Invoiced.
●	Shipped from the Company’s facilities or warehouse (“Ex-works”, which is the Company’s standard shipping term).

For these sales, the Company determines that the customer is able to direct the use of, and obtain substantially all of the benefits from, the products at the time the products are shipped.

The Company records its revenues on product sales, net of good & service taxes (“GST”) upon the services are rendered and the title and risk of loss of products are fully transferred to the customers. The Company is subject to GST which is levied on the majority of the products at the rate of 9% on the invoiced value of sales in Singapore.

Amounts received as prepayment on future products are recorded as customer deposit and recognized as income when the product is shipped.

●	Shipping and Handling Costs

Shipping and handling costs are approximately $0.1 million, approximately $0.1 million, and approximately $0.2 million which associated with the distribution of the products to the customers which are borne by the Company’s suppliers or distributors during the financial years ended May 31, 2024, 2023 and 2022.

●	Sales and Marketing

Sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs. Advertising costs are expensed as incurred. Advertising expense was approximately $0.003 million, approximately $0.003 million, and approximately $0.003 million for the financial years ended May 31, 2024, 2023 and 2022, respectively.

●	Government Grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is dependent on the management’s expectation of when the conditions attached to the grant can be fulfilled. For the financial years ended May 31, 2024, 2023 and 2022, the Company received government subsidies of approximately $0.1 million, approximately $0.2 million and approximately $0.08 million, respectively, which are recognized as government grant in the consolidated statements of operations.

●	Comprehensive Income (Loss)

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying statement of shareholder’s equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

●	Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the financial years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the financial years ended May 31, 2024, 2023 and 2022, the Company did not have any interest and penalties associated with tax positions. As of May 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

●	Leases

Effective from January 1, 2020, the Company adopted the guidance of ASC 842, Leases, which requires an entity to recognize a right-of-use asset and a lease liability for virtually all leases. On February 25, 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. ASC 842 requires that lessees recognize right-of-use assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. It requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. ASC 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the statement of operations and statement of cash flows. ASC 842 supersedes nearly all existing lease accounting guidance under GAAP issued by the Financial Accounting Standards Board (“FASB”) including ASC Topic 840, Leases.

The accounting update also requires that for finance leases, a lessee recognize Interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements.

●	Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Singapore. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the financial years ended May 31, 2024, 2023 and 2022, approximately $0.2 million, approximately $0.2 million and approximately $0.2 million, respectively, contributions were made accordingly.

●	Segment Reporting

FASB ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. For the financial years ended May 31, 2024, 2023 and 2022, the Company has one reporting business segment.

●	Related Parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosure of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

●	Commitments and Contingencies

The Company follows the ASC 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

●	Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, restricted cash, accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Singapore Deposit Protection Board pays compensation up to a limit of S$100,000 (approximately US$74,360) if the bank with which an individual/a company hold its eligible deposit fails. As of May 31, 2024, bank and cash balances of approximately $0.2 million was maintained at financial institutions in Singapore, of which approximately $0.1 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the allowance for doubtful accounts are based on the estimated realizable value. The Company identifies credit risk on a customer by customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

●	Exchange Rate Risk

The reporting currency of the Company is US$, to date the majority of the revenues and costs are denominated in S$ and a significant portion of the assets and liabilities are denominated in S$. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and S$. If S$ depreciates against US$, the value of S$ revenues and assets as expressed in US$ financial statements will decline. The Company does not hold any derivative or other financial instruments that expose to substantial market risk.

●	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

●	Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurement and Disclosure (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1 : Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;
●	Level 2 : Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and
●	Level 3 : Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, restricted cash, accounts receivable, loans receivable, amount due to a related party, accounts payable, escrow liabilities, income tax payable, amount due to a related party, other payables and accrued liabilities approximate at their fair values because of the short-term nature of these financial instruments.

Management believes, based on the current market prices or interest rates for similar debt instruments, the fair value of note payable approximate the carrying amount. The Company accounts for loans receivable at cost, subject to impairment testing. The Company obtains a third-party valuation based upon loan level data including note rate, type and term of the underlying loans.

The Company’s non-marketable equity securities are investments in privately held companies, which are without readily determinable market values and are classified as Level 3, due to the absence of quoted market prices, the inherent lack of liquidity and the fact that inputs used to measure fair value are unobservable and require management’s judgment.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

●	Recently Issued Accounting Pronouncements

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that contractual sale restrictions are not considered in measuring fair value of equity securities and requires additional disclosures for equity securities subject to contractual sale restrictions. The standard is effective for public companies for fiscal years beginning after December 15, 2023. Early adoption is permitted. This accounting standard update is not expected to have a material impact on our consolidated financial statements as the amendments align with our existing policy.

NOTE － 3 DISAGGREGATION OF REVENUE

The following tables present the Company’s revenue disaggregated by business segment and geography, based on management’s assessment of available data:

	Financial Years Ended May 31,
	2024	2023	2022
	$’000	$’000	$’000
Sales at a single point in time
Sales of containers and recycled materials	8,249	9,647	11,028
Services	1,136	1,365	755

	9,385	11,012	11,783
Sales over time
Rental	9	110	111

	9,394	11,122	11,894

In accordance with ASC 280, Segment Reporting (“ASC 280”), we have one reportable geographic segment. Sales are based on the countries in which the customer is located. Summarized financial information concerning our geographic segments is shown in the following tables:

	Financial Years Ended May 31,
	2024	2023	2022
	$’000	$’000	$’000

Singapore	7,907	9,344	10,091
Indonesia	877	1,411	1,405
Malaysia and other countries	610	367	398

	9,394	11,122	11,894

NOTE－4 ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of May 31,
	2024	2023
	$’000	$’000

Accounts receivable – third parties	2,003	2,414
Less: allowance for doubtful accounts	(317)	(110)

Accounts receivable, net	1,686	2,304

For the financial years ended May 31, 2024, and 2023, the Company has made the allowance for doubtful accounts and charged to the consolidated statements of operations. The Company has not experienced any significant bad debt write-offs of accounts receivable in the past.

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for doubtful accounts, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

At May 31, 2024 and 2023, there are outstanding accounts are 90 days past due.

NOTE－5 INVENTORIES

The Company’s inventories were as follows:-

	As of May 31,
	2024	2023
	$’000	$’000

Finished goods	291	334

	291	334

NOTE－6 PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of May 31,
	2024	2023
	$’000	$’000
At cost:
Factory and office equipment	37	37
Factory improvement	711	711
Leasehold factory premises	555	555
Furniture & fittings	24	24
Machinery and equipment	3,401	3,394
Motor vehicles and forklifts	1,102	1,265
Renovation	99	99
Right-of-use-assets	1,358	1,357

	7,287	7,442
Less: accumulated depreciation	(4,299)	(4,089)
Less: provision for impairment	(1,011)	(298)

Property and equipment, net	1,977	3,055

Depreciation expense for the financial years ended May 31, 2024, 2023 and 2022 were at approximately $0.5 million, approximately $0.5 million, and approximately $0.4 million respectively.

Provision for impairment of property and equipment for the financial years ended May 31, 2024 and 2023 were at approximately $0.7 million and approximately $0.3 million, respectively.

Right-of-use assets under operating leasing arrangements classified under leasehold lands as of May 31, 2024 and 2023 amounted to approximately $1.1 million and approximately $1.1 million, respectively. Details of such leased assets are disclosed in Note 9.

NOTE－7 AMOUNTS DUE TO RELATED PARTIES

Amounts due to related parties consisted of the following:

	As of May 31,
	2024	2023
	$’000	$’000
Due to related parties*
- E U Holdings Pte. Ltd.(1)	663	902
- Soon Aik Global Pte Ltd(2)	8	8
- Amount due to shareholders(3)	395	576
- Amount due to director loans(4)	245	87
- Amount due to KDS Steel Pte Ltd(5)	5	-

	1,316	1,573

(1)	E U Holdings Pte. Ltd. is company incorporated in Singapore and owned 50% by Mr. Neo Chin Heng and 50% by Mr. Ng Eng Guan.
(2)	Soon Aik Global Pte Ltd is company incorporated in Singapore and owned 25% by Mr. Neo Chin Heng.
(3)	The shareholders consist of Ms. Siow KL, Mr. Lim TC, Mr. Lim KS and Arc Development.
(4)	The director loans are due to Mr. Lim CP.
(5)	KDS Steel Pte. Ltd. is company incorporated in Singapore and owned 100% by E U Holdings Pte Ltd.

*	The amounts are unsecured, interest-free and non-repayable on demand.

NOTE－8 BANK BORROWINGS

Bank borrowings consisted of the following:

	Term of	Annual	As of May 31,
	repayments	interest rate	2024	2023
			$’000	$’000

Term loans	Within 5 years	2.0%	606	979

			606	979
Representing :-
Within 12 months			606	373
Over 1 year			-	606

			606	979

As of May 31, 2024 and 2023, bank borrowing was obtained from a financial institution in Singapore, which bear annual interest at a fixed rate at 2.0% and are repayable in 5 years. The bank borrowing is subject to certain financial covenant clauses and did not comply with certain financial covenant clauses.

The Company’s bank borrowing is guaranteed under the personal from Mr. Lim CP and under the corporate from E U Holdings.

NOTE－9 RIGHT-OF-USE ASSETS

The Company adopted ASU No. 2016-02, Leases, on January 1, 2019, the beginning of the fiscal 2019, using the modified retrospective approach. The Company determines whether an arrangement is a lease at inception. This determination generally depends on whether the arrangement conveys the right to control the use of an identified fixed asset explicitly or implicitly for a period of time in exchange for consideration. Control of an underlying asset is conveyed if we obtain the rights to direct the use of and to obtain substantially all of the economic benefit from the use of the underlying asset. Some of our leases include both lease and non-lease components which are accounted for as a single lease component as the Company has elected the practical expedient. Some of the operating lease agreements include variable lease costs, primarily taxes, insurance, common area maintenance or increases in rental costs related to inflation. Substantially all of our equipment leases and some of our real estate leases have terms of less than one year and, as such, are accounted for as short-term leases as we have elected the practical expedient.

Operating leases are included in the right-of-use lease assets, other current liabilities and long-term lease liabilities on the Consolidated Balance Sheet. Right-of-use assets and lease liabilities are recognized at each lease’s commencement date based on the present values of its lease payments over its respective lease term. When a borrowing rate is not explicitly available for a lease, the incremental borrowing rate is used based on information available at the lease’s commencement date to determine the present value of its lease payments. Operating lease payments are recognized on a straight-line basis over the lease term.

The Company adopts 2.0% as weighted average incremental borrowing rate to determine the present value of the lease payments. The weighted average remaining life of the lease was 3 years.

The table below presents the lease-related assets and liabilities recorded on the balance sheet.

	As of May 31,
	2024	2023
	$’000	$’000

Assets
Operating lease, right-of-use asset, net	1,056	1,117

Total right-of-use asset	1,056	1,117

Liabilities
Current:
Operating lease liabilities	111	54

	111	54

Non-current:
Operating lease liabilities	1,064	1,104

	1,064	1,104

Total lease liabilities	1,175	1,158

As of May 31, 2024, right-of-use assets were approximately $1.1 million and lease liabilities were approximately $1.2 million.

As of May 31, 2023, right-of-use assets were approximately $1.1 million and lease liabilities were approximately $1.2 million.

The Company excludes short-term leases (those with lease terms of less than one year at inception) from the measurement of lease liabilities or right-of-use assets. The following tables summarize the lease expense for the financial years.

	Financial Years Ended May 31,
	2024	2023	2022
	$’000	$’000	$’000

Operating lease cost:
Operating lease expense (per ASC 842)	-	-	25

Short-term lease expense (other than ASC 842)	802	789	710

Total lease expense	802	789	735

Components of Lease Expense

We recognize lease expense on a straight-line basis over the term of the operating leases, as reported within “general and administrative” expense on the accompanying consolidated statement of operations.

Future Contractual Lease Payments as of May 31, 2024

The below table summarizes our (i) minimum lease payments over the next five years, (ii) lease arrangement implied interest, and (iii) present value of future lease payments for the next three financial years ending May 31:

Financial Years Ending May 31,	Operating and finance lease amount
$’000

2025	114
2026	1,064
Less: interest	(3)

Present value of lease liabilities	1,175

Representing:
Current liabilities	111
Non-current liabilities	1,064

1,175

NOTE－10 SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was established under the laws of Cayman Islands on October 11, 2022 with authorized share of $500,000 divided into 500,000,000 Ordinary Shares of par value $0.001 each. On February 7, 2024, for purposes of recapitalization in anticipation of the initial public offering, the Company’s shareholders passed resolutions to effect a 1:2 share sub-division (a “forward stock split”) and to change the Company’s authorized share capital to $500,000 divided into 1,000,000,000 ordinary shares, of a par value of $0.0005 each.

The Company is authorized to issue one class of ordinary share.

The holders of the Company’s ordinary share are entitled to the following rights:

Voting Rights: Each share of the Company’s ordinary share entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of the Company’s ordinary shares are not entitled to cumulative voting rights with respect to the election of directors.

Dividend Right: Subject to limitations under Cayman law and preferences that may apply to any shares of preferred stock that the Company may decide to issue in the future, holders of the Company’s ordinary share are entitled to receive ratably such dividends or other distributions, if any, as may be declared by the Board of the Company out of funds legally available therefor.

Liquidation Right: In the event of the liquidation, dissolution or winding up of our business, the holders of the Company’s ordinary share are entitled to share ratably in the assets available for distribution after the payment of all of the debts and other liabilities of the Company, subject to the prior rights of the holders of the Company’s preferred stock.

Other Matters: The holders of the Company’s ordinary share have no subscription, redemption or conversion privileges. The Company’s ordinary share does not entitle its holders to preemptive rights. All of the outstanding shares of the Company’s ordinary share are fully paid and non-assessable. The rights, preferences and privileges of the holders of the Company’s ordinary share are subject to the rights of the holders of shares of any series of preferred stock which the Company may issue in the future.

Dividend Distribution

On May 28, 2023, the Company approved the distribution of interim dividend of approximately $1.0 million to E U Holdings, Mr. Lim CP, Ms. Siow KL, Mr. Lim TC, Mr. Lim KS and Arc Development.

NOTE－11 INCOME TAXES

The provision for income taxes consisted of the following:

	Financial Years Ended May 31,
	2024	2023	2022
	$’000	$’000	$’000

Income tax current year	-	281	417
Income tax refund	(125)	-	-

Income tax (refund) expense	(125)	281	417

The effective tax rate in the financial years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company’s subsidiaries mainly operate in Singapore that are subject to taxes in the jurisdictions in which they operate, as follows:

BVI

JBDI is considered to be an exempted British Virgin Islands Company and are presently not subject to income taxes or income tax filing requirements in the British Virgin Islands or the United States.

Singapore

Jurong Barrels and JBD Systems are operating in Singapore and are subject to the Singapore tax law at the corporate tax rate at 17% on the assessable income arising in Singapore during its tax year.

The reconciliation of income tax rate to the effective income tax rate based on income before income taxes for the financial years ended May 31, 2024, 2023 and 2022 are as follows:

	Financial Years Ended May 31,
	2024	2023	2022
	$’000	$’000	$’000

Loss/Income before income taxes	(1,102)	1,087	2,650
Statutory income tax rate	17%	17%	17%
Income tax (refund) expense at statutory rate	(187)	185	450
Tax effect of non-taxable income	(14)	(22)	(22)
Tax effect of non-deductible items	144	163	102
Under provision in previous financial year	135	92	10
Deferred tax assets not recognised	(125)	-	-
Utilization of capital allowances	(40)	(125)	(123)
Others	(38)	(12)	-

Income tax (refund) expense	(125)	281	417

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of May 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the financial years ended May 31, 2024, 2023 and 2022 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from May 31, 2024.

NOTE－12 RELATED PARTY TRANSACTIONS

In the ordinary course of business, during the financial years ended May 31, 2024 and 2023, the Company was involved in certain transactions, either at cost or current market prices, and on the normal commercial terms with related parties. The following table provides the transactions with these parties for the financial years as presented (for the portion of such period that they were considered related):

	Financial Years Ended May 31,
	2024	2023	2022
	$’000	$’000	$’000

Nature of transactions

KDS Steel Pte Ltd(1)
- Logistics services	802	789	710
- Utilities	71	72	72
- Other income	4	-	-

E U Holdings Pte. Ltd.(2)
- Management fees	267	263	266
- Professional fees	1	-	-

Filtec Private Limited(3)
- Sales	1	-	-
- Upkeep of machinery	*	-	-
- Upkeep of motor vehicles	*	-	-

*	The figures are insignificant.

These related parties are controlled by the common shareholders of the Company.

(1)	E U Holdings Pte. Ltd. is the shareholders of Jurong Barrels and KDS.
(2)	E U Holdings Pte. Ltd. is owned 50% by Mr. Neo Chin Heng and 50% by Mr. Ng Eng Guan.
(3)	Filtec Private Limited is a company incorporated in Singapore and Soon Aik Global Pte Ltd is the ultimate controlling shareholder of Filtec Private Limited. Soon Aik Global Pte Ltd is a company incorporated in Singapore and owned 25% by Mr. Neo Chin Heng.

Apart from the transactions and balances detailed elsewhere in these accompanying consolidated financial statements, the Company has no other significant or material related party transactions during the financial years presented.

NOTE－13 CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)	Major customers

For the financial year ended May 31, 2024, there was one single customer who accounted approximately for 14.2% of the Company’s revenues.

For the financial year ended May 31, 2023, there was one single customer who accounted approximately for 16.4% of the Company’s revenues.

For the financial year ended May 31, 2022, there was one single customer who accounted approximately for 18.4% of the Company’s revenues.

(a)	Major vendors

For the financial year ended May 31, 2024, the vendor (Vendor A) who accounted approximately for 6.4% or more of the Company’s purchases and the financial year ended May 31, 2023, the vendor who accounted approximately for 8.5% or more of the company’s purchases, and the financial year ended May 31, 2022, the vendor (Vendor B) who accounted approximately for 10.8% or more of the company’s purchases. Its outstanding payable balances as at financial year end date, is presented as follows:

	2024		2023		2022
	Percentage of purchases	Accounts payable	Percentage of purchases	Accounts payable	Percentage of purchases	Accounts payable
	%	$’000%		$’000%		$’000

Vendor A	6.4	-	4.3	-	4.3	-
Vendor B	3.2	10	8.5	61	10.8	60

(b)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, restricted cash, accounts and loans receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Singapore Deposit Protection Board pays compensation up to a limit of S$100,000 (approximately US$74,360) if the bank with which an individual/a company hold its eligible deposit fails. As of May 31, 2024, bank and cash balances of approximately $0.2 million was maintained at financial institutions in Singapore, of which approximately $0.1 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the probable losses and sets up an allowance for doubtful accounts based on the estimated realizable value.

The Company has adopted a policy of only dealing with creditworthy counterparties. The Company performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral. The Company also considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting year.

The Company has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 90 days, default of interest due for more than 365 days or there is significant difficulty of the counterparty.

To minimize credit risk, the Company has developed and maintained its credit risk grading to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Company’s own trading records to rate its major customers and other debtors. The Company considers available reasonable and supportive forward-looking information which includes the following indicators:

●	Actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations

●	Internal credit rating

●	External credit rating and when necessary

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making contractual payment.

As of May 31, 2024, there was approximately $0.3 million outstanding from a single customer whose account receivable balances of total consolidated amounts.

As of May 31, 2023, there was approximately $0.3 million outstanding from a single customer whose account receivable balances of total consolidated amounts.

As of May 31, 2022, there was approximately $0.6 million outstanding from a single customer whose account receivable balances of total consolidated amounts.

(c)	Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from bank borrowings. The Company manages interest rate risk by varying the issuance and maturity dates of variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of May 31, 2024, 2023 and 2022, the borrowings were at fixed interest rates.

(d)	Economic and political risk

The Company’s major operations are conducted in Singapore. Accordingly, the political, economic, and legal environments in Singapore, as well as the general state of Singapore’s economy may influence the Company’s business, financial condition, and results of operations.

(e)	Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of S$ converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

(f)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

NOTE－14 COMMITMENTS AND CONTINGENCIES

Litigation — From time to time, the Company may be involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of May 31, 2024 and 2023, the Company has no material commitments or contingencies.

NOTE－15 SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before condensed consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after May 31, 2024, up through the date the Company issued the audited consolidated financial statements. During the year, the Company did not have any material subsequent events other than disclosed above.

On August 28, 2024, the Company had completed its initial public offering of 1,750,000 Ordinary Shares at a public offering price of US$5.00 per share (the “Offering”). Total net proceeds to the Company from the Offering, after deducting discounts, expenses allowance and expenses, were approximately $6.7 million. The Ordinary Shares began trading on August 27, 2024 on the Nasdaq Capital Market under the ticker symbol “JBDI.”

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of document
1.1********	Form of Underwriting Agreement, as amended on August 20, 2024
2.1*	Description of Securities
3.1****	Amended Memorandum of Association and Amended and Restated Articles of Association
4.1*	Audit Committee Charter
4.2*	Amended Audit Committee Charter
4.3*	Compensation Committee Charter
4.4*	Amended Compensation Committee Charter
8.1***	List of Subsidiaries
10.1***	Employment Agreement between Mr. Lim Chwee Poh and Jurong Barrels
10.2***	Employment Agreement between Mr. Liang Zhao Rong and Jurong Barrels
10.3***	Form of Directors Agreement
10.4**	Lease Agreement dated August 1, 2018, as amended between JBD Systems and Liquinex Group Pte Ltd.
10.5**	Reorganization agreement dated May 30, 2023
10.6****	Purchase and Sale Agreement dated January 12, 2023
11.1****	Code of Ethics of the Registrant
11.2*	Insider Tracing Policy of JBDI Holdings Limited
14.1****	Code of Ethics
12.1*	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2*	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1*	Certification of Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2*	Certification of Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Compensation Recovery Policy relating to recovery of erroneously awarded compensation as required by Nasdaq Capital Markets
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAM	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Label Linkbase
104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL

* Submitted herewith

** Previously filed with the SEC on Form F-1 on February 22, 2024.

*** Previously filed with the SEC on Form F-1 on February 8, 2024.

**** Previously filed with the SEC on Form F-1 on May 2, 2024.

***** Previously filed with the SEC on Form F-1 on May 23, 2024.

****** Previously filed with the SEC on Form F-1 on July 3, 2024.

******* Previously filed with the SEC on Form F-1 on July 16, 2024.

********Previously filed with the SEC on Form F-1 on August 23, 2024

94

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: October 18, 2024	/s/ Mr. Lim Chwee Poh
Mr. Lim Chwee Poh
Executive Director and Principal Executive Officer

Date: October 18, 2024	/s/ Mr. Liang Zhao Rong
Mr. Liang Zhao Rong
Executive Director and Principal Financial and Accounting Officer

Date: October 18, 2024	/s/ Mr. Han Yee Yen
Mr. Han Yee Yen
Independent Director

Date: October 18, 2024	/s/ Mr. Chan Chin Hoong
Mr. Chan Chin Hoong
Independent Director

Date: October 18, 2024
Mr. Soh Kar Liang
Independent Director

95