Form 20-F
period 2025-05-31
JBDI Holdings Ltd
filed 2025-10-14
CIK 1964314

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Financial Year Ended May 31, 2025

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

Mr. Lim Chwee Poh, Executive Director and Chief Executive Officer

Telephone: +65 6861 4150

Email: admin@barrels.com.sg

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

19,254,471 Ordinary Shares, US$0.0005 per share, at May 31, 2025

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

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “plan,” “expect,” “intend,” “should,” “seek,” “estimate,” “will,” “aim” and “anticipate”, or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the Securities and Exchange Commission (the “SEC”), other information sent to our shareholders and other written materials.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth under “Risk Factors.”

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

Financial Information in U.S. Dollars

Our reporting currency is the United States Dollar. This Annual Report also contains translations of certain foreign currency amounts into United States Dollars for the convenience of the reader. Unless otherwise stated, all translations of Singapore Dollars into United States Dollars for amounts relevant to the financial year ended May 31, 2025 were made at S$1.2893 to US$1.00; translations for amount relevant to the financial year ended May 31, 2024 were made at S$1.3509 to US$1.00; and translations for amounts relevant to the financial year ended May 31, 2023 were made at S$1.3181 to US$1.00 in accordance with our internal exchange rate. We make no representation that the Singapore Dollar or United States Dollar amounts referred to in this Annual Report could have been or could be converted into United States Dollars or Singapore Dollars, as the case may be, at any particular rate or at all.

RECENT EVENTS

Change in Auditors

On June 13, 2025, the Company dismissed Onestop Assurance PAC and engaged YCM CPA INC. (“YCM”) as its new independent registered public accounting firm. YCM’s appointment as the Company’s independent registered public accounting firm for the financial year ended May 31, 2025 was ratified by the Company’s shareholders at the Company’s Annual General Meeting held on June 9, 2025. See “Item 16F. Changes in Registrant’s Certifying Accountants.”

Notice of Failure to File Interim Balance Sheet and Income Statement as of the End of Second Quarter on Form 6-K and Subsequent Filing and Compliance

On June 3, 2025, we received a deficiency notice from the Listing Qualifications Department of the Nasdaq Stock Market LLC stating that we had not yet filed our interim balance sheet and income statement as of the end of our most recent second quarter and thus no longer complied with Listing Rule 5250(c)(1) for continued listing.

On June 5, 2025, we filed with the Securities and Exchange Commission on Form 6-K our unaudited condensed consolidated financial statements for the six-month periods ended November 30, 2024 and 2023, including our balance sheet for the six-month period ended November 30, 2024 and our income statement for the six-month periods ended November 30, 2024 and 2023.

On June 9, 2025, we received a compliance letter from Nasdaq informing us that we had regained compliance with the periodic filing requirement under Nasdaq Listing Rule 5250(c)(1), and that we were therefore in compliance with the Nasdaq Capital Market’s listing requirements. Accordingly, our Ordinary Shares will continue to be listed on the Nasdaq Capital Market and Nasdaq considers the matter closed.

Notice of Failure to Comply with the Bid Price Requirement to Continue Listing on Nasdaq and Subsequent Compliance

On December 12, 2024, we had been notified by Nasdaq that our Ordinary Shares failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by Nasdaq’s Listing. Nasdaq later determined that for the eleven consecutive business days from May 16 through June 2, 2025, the closing bid price of our Ordinary Shares had been at $1.00 per share or greater.

On June 3, 2025, we received a notice from Nasdaq informing us that we had regained compliance with Nasdaq’s bid price requirement in Listing Rule 5450(a)(1), and that we therefore were in compliance with the Nasdaq Capital Market’s listing requirements. Accordingly, our Ordinary Shares will continue to be listed on the Nasdaq Capital Market and Nasdaq considers the matter closed.

Initial Public Offering

On August 28, 2024, we completed our initial public offering (the “IPO”) of 1,750,000 Ordinary Shares at a public offering price of US$5.00 per share. Total net proceeds to the Company from the IPO, after deducting underwriting discounts and commissions, expense allowance and related IPO expenses, were approximately $6.7 million. Our Ordinary Shares began trading on August 27, 2024 on the Nasdaq Capital Market under the trading symbol “JBDI.”

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

Risks Related to Our Business and Industry

Our business is inherently susceptible to the cyclical fluctuations of the solvent, chemical, petroleum and edible oil product industries worldwide and regionally, in which our customers operate.

Our customers mainly operate in the solvent, chemical, petroleum and edible product oil industries. These industries are largely cyclical in nature and economic downturns and resulting pricing pressures experienced by them have resulted in them reducing their capital and operating expenditures. A slowdown in these industries or the occurrence of any event that may adversely affect these industries such as changes in regulatory environment and economic conditions will result in a decrease in demand for our products and services, and accordingly our business, profitability and financial performance may be adversely affected. These industries are also subject to the impact of the industry cycle, general market and economic conditions and government policies and expenditures, which are factors beyond our control. A decline in the number of purchase orders or service contracts due to these factors may cause us to operate in a more competitive environment, and we may also be required to be more competitive in our pricing which, in turn, may adversely impact our business, financial condition, results of operations and prospects.

We are affected by regional and worldwide political, regulatory, social and economic conditions in the jurisdictions in which we and our customers and suppliers operate and in the jurisdictions into which we intend to expand our business.

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

Our business is dependent on the general economic conditions in Singapore.

Over 80% of our revenue was derived from our customers in Singapore during the financial years ended May 31, 2025 and 2024. As such, our business is subject to the uncertainties and cyclical nature of the solvent, chemical, petroleum and edible product oil industries in Singapore as the demand for our products and services is dependent, to a large extent, on the level of business activities in the solvent, chemical, petroleum and edible product oil industries in Singapore. In particular, our revenue and profitability may be adversely affected if the demand for solvent, chemical, petroleum and edible product oil products fall. In addition, an economic downturn in Singapore may lead to a reduction in a numerous range of business activities, thereby leading to a subsequent decline in demand for solvent, chemical, petroleum and edible product oil products, and this would have an adverse impact on our revenue and financial performance.

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

We are dependent on the need to continually maintain a wide range of containers which are relevant to our customers’ needs.

The needs and preferences of our customers in terms of types and specifications of containers may change as a result of evolving needs, which include plastic or metal industrial containers, new or used, with or without covers, caps, valves, handles, external metal frames, including intermediate bulk containers (“IBC”), plastic drums, metal drums, open-top drums and plastic carboys with different capacities (“Containers”).

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

As we want to ensure a quick turnaround time for our customers, we normally bid and tender for used Containers in bulk and recondition them in anticipation of the needs of our customers. Reconditioned Containers generally are used Containers, which have gone through the process of: (i) revitalizing through removing their residues and labels; (ii) cleaning interiors and exteriors with vacuum suction, solvents (such as kerosene, Toluene and degreaser), scrubber machines, high pressure water jets/washing hose shoots and/or specialized machines; (iii) repainting their exterior; and/or (iv) restoring them through repairs. For the financial years ended May 31, 2025 and 2024, we had inventories of approximately $0.3 million. Any change in customer demand for our products may have an adverse impact on our product sales, which may in turn lead to inventory obsolescence, decline in inventory value or inventory write-off. In that case, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Escalating steel price may increase our costs and adversely affect our profit margin

Over 70% of our revenue during the financial years ended May 31, 2025 and 2024 was derived from the sale of reconditioned and new Containers. The increase in the price of steel will generally lead to an increase in the price of new steel Containers. As the price of used steel Containers is generally pegged to the price of new steel Containers, the fluctuation in the price of steel (which is dependent on various factors such as the cost of raw materials, shipping cost, energy prices, demand and supply) will have a direct impact on our operating costs, which in turn will affect our profit margin. As such, escalating steel price may increase our costs and adversely affect our profit margin if we are unable to pass on the increase in costs to our customers, which would have an adverse impact on our revenue and financial performance.

Our continued success is dependent on our key management personnel and our experienced and skilled personnel and our business may be severely disrupted if we are unable to retain them or to attract suitable replacements

Since the commencement of our business, Mr. Lim Chwee Poh (“Mr. Lim CP”), our Executive Director and Chief Executive Officer and one of our founding shareholders, has been instrumental in expanding our business and his brother, Mr. Lim Kim Seng (“Mr. Lim KS”), has been supporting in sales since inception. His two sons, namely Mr. Lim Tze Ming (“Mr. Lim TM”) and Mr. Lim Tze Chong (“Mr. Lim TC”) also joined our Group in 1999 and 2003 to look after sales and operations, respectively. We rely on the wide network, contacts and experience of our Executive Directors, Executive Officers and senior management, Mr. Lim CP, Mr. Lim KS, Mr. Lim TM, Mr. Lim TC, Mr. Liang Zhao Rong and Mr. Quek Che Wah, which was built collectively over four decades, in particular, sourcing for used and new Containers from new and existing suppliers and sales of reconditioned and used Containers.

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

We are reliant on skilled labor.

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

We rely on experienced and skilled personnel for our operations and services and our ability to provide good customer care service depends to a large extent on whether we are able to secure adequately skilled personnel for our operations. If we are unable to employ suitable personnel, or if our personnel do not fulfill their roles or if we experience a high turnover of experienced and skilled personnel without suitable, timely or sufficient replacements, the quality of our products and/or services may decline, which may adversely affect our business, financial condition, results of operations and prospects.

In addition, the availability of both skilled and unskilled foreign labor is subject to policies imposed by the Ministry of Manpower of Singapore (the “MOM”). The availability, requirements and costs of housing for such workers are also subject to government policies. For the financial years ended May 31, 2025 and 2024, over 50% of our employees were foreign employees; therefore, any change in such policies that reduces the supply of foreign manpower may disrupt our operations, result in an increase in our labor costs and have a material adverse impact on our financial performance. Please refer to “Item 4. Information on the Company - Business Operations - Regulatory Environment” for information on regulations on employment of foreign workers in Singapore.

We are susceptible to fluctuations in the prices and quantity of available machineries and vehicles and their parts which are necessary for our operations.

The operations of our Group are reliant on a lot of machineries and vehicles such as vacuum suction machine and forklifts. Please see “Item 4. Information on the Company - Business Operations” for further description of our machineries and vehicles. We are exposed to fluctuations in the prices of machineries and vehicles which are necessary for our operations. In the event that we are unable to source any specific parts required to maintain and service such machineries and vehicles at acceptable prices, or if we face any delays or shortages in obtaining sufficient quantity of such parts, we may be unable to deliver our products and services in an efficient manner, which may negatively impact our businesses. Such price fluctuations of machineries and vehicles and shortages and delays in machinery and vehicle spare parts may have a negative impact on our profitability.

Our reputation and profitability may be adversely affected if there are major defects or failures in our products or services sold to our customers.

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

Our reputation and financial performance may be adversely affected if there is prolonged machine or vehicle downtime.

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

We are exposed to disputes and claims arising from accidents due to the usage of our products and services.

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

Increased competition in the reconditioned and new Containers sales business in Singapore may affect our ability to maintain our market share and growth.

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

Our business is significantly dependent on our major customers’ needs and our relationships with them. We may be unsuccessful in attracting new customers.

Our aggregate sales generated from our top five customers amounted to approximately 26.5% and 30.0% of our total revenue for the financial years ended May 31, 2025 and 2024, respectively. In particular, sales to our largest customer amounted to approximately $1.3 million for each of the financial years ended May 31, 2025 and May 31, 2024, representing approximately 14.9% and 14.2% of our total revenue, respectively. Accordingly, our sales would be significantly affected by changes in our relationship with or in the needs of our major customers, particularly our largest customer, as well as other factors that may affect their purchases from us, many of which are beyond our control. Any adverse changes in the economic conditions in the markets in which our customers operate and in their business expansion plans may negatively affect their purchase decisions and result in a reduction in demand for our products and services. To compensate for the loss of sales to existing customers, we would attempt to acquire new customers; however, there can be no assurance that we would be able to do so.

In addition, there is generally no long-term commitment from customers for our products and services. If we fail to quote a competitive price to a customer, or if the quality of our products and/or services does not meet a customer’s specifications or if there is any disruption to our business relationship with a customer, we may be unable to secure further business from such customer. Any significant decrease in sales to any of our customers for any reason, including any disruption to our business relationships with them, may materially and adversely affect our business, financial condition, results of operations and prospects and there is no assurance that we would succeed in compensating for the decrease in sales by attracting new customers.

We are exposed to the credit risks of our customers.

We extend credit terms to our customers. Our average accounts receivable turnover days were approximately 72 days and 66 days for the financial years ended May 31, 2025 and 2024, respectively. Our customers may be unable to meet their contractual payment obligations to us, either in a timely manner or at all. The reasons for payment delays, cancellations or default by our customers may include insolvency or bankruptcy, or insufficient financing or working capital due to late payments by their respective customers. While we did not experience any material order cancellations by our customers during the financial years ended May 31, 2025 and 2024, there is no assurance that our customers will not cancel their orders and/or refuse to make payment in the future in a timely manner or at all, especially in times of economic downturns. We may be unable to enforce our contractual rights to receive payment through legal proceedings. In the event we are unable to collect payments from our customers, we are still obliged to pay our suppliers in a timely manner and thus our business, financial condition and results of operations may be adversely affected.

We are dependent on our key suppliers for our supply of Containers

We have maintained long-standing relationships with a reliable group of suppliers, from whom we source good quality and competitively priced Containers. Our sale of Containers business is dependent on our ability to obtain a supply of such good quality and reliable Containers from our suppliers at competitive prices. We consider suppliers that account for more than 10% of our total purchasing as major suppliers. Our largest supplier accounted for approximately 6.1% and 6.4% of our Group’s total purchases during the financial years ended May 31, 2025 and 2024, respectively. As we do not have long-term supply contracts with our major suppliers, and for used Containers, the supply is on an ad-hoc basis as and when they are available for sale, there can be no assurance that we will have continued access to a sufficient supply of good quality used and new Containers at competitive prices. In the event we are unable to obtain good quality Containers from our major suppliers at competitive prices, we may have to seek alternative sources from other suppliers and may be charged higher prices and will be subject to the quality of the equipment purchased from alternative suppliers whom we are not familiar with. In the event we purchase inferior Containers from such alternative suppliers, our operations, reputation, profitability and financial performance may be materially and adversely affected.

Our business is subject to potential supply chain interruptions.

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

We may be affected if we are found to be in breach of any lease agreements entered into by us.

We have leased our plant located in Singapore (the “Plant”) from Jurong Town Corporation (“JTC”) until May 15, 2041 and we have leased our warehouse, also located in Singapore (the “Warehouse”), from KDS Steel Pte Ltd, (“KDS”), until May 15, 2028. The leases are subject to certain terms and conditions, such as a requirement to obtain approval from JTC for erecting any structure on the Plant. As such, we may be exposed to regulatory (in the case of the lease from JTC only) and enforcement risks if we are found to be in breach of any term or condition of our leases agreements. See “Item 4. Information on the Company - Business Operations - Real Property and Equipment.”

Our business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19.

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

We may be affected by an outbreak of other infectious diseases.

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

We are exposed to risks arising from fluctuations in foreign currency exchange rates.

Our reporting currency is the Singapore Dollar and a portion of our overseas procurement is denominated in foreign currency, mainly in United States Dollar. We may be exposed to foreign currency exchange gains or losses arising from transactions in currency other than our reporting currency.

We may be unable to obtain the necessary licenses, approvals or permits for our operations.

As our business involves the transport, storage, processing, use and disposal of toxic materials and/or hazardous substances, various licenses, approvals and permits are material for our Group’s operation and some of our employees (such as drivers and forklift operators) are also required to obtain certain permits or certifications. See “Item 4. Information on the Company - Business Operations.” The licenses, approvals and permits are generally subject to conditions stipulated in such licenses, approvals and permits and/or the relevant laws and regulations under which such licenses and permits are issued. Failure to comply with such conditions, laws or regulations could result in us being penalized or the revocation or non-renewal of the relevant license, approval or permit, which may impact our ability to carry out our business and operations. Accordingly, we have to constantly monitor and ensure our compliance with such conditions imposed, if any. A failure to comply with such conditions may result in the revocation or non-renewal of any of the relevant licenses, approvals and permits which may impact our ability to carry out our business and operations. In addition, compliance with changes in government legislation, regulations or policies may increase our costs and any significant increase in licensing and compliance costs arising from such changes may adversely affect our financial performance. If we fail to comply with any conditions, laws or regulations applicable to required licenses, approvals and permits, our business and profitability could be materially and adversely affected.

We are subject to environmental, health and safety regulations, and may be adversely affected by new and changing laws and regulations.

We are subject to laws, regulations and policies relating to the protection of the environment and to workplace health and safety. We are required to adopt measures to control the discharge of polluting matters, wastewater discharge and hazardous substances and to control the noise level at our Plant and Warehouse in accordance with such applicable laws and regulations and to implement such measures that ensure the safety and health of our employees. Changes to current laws, regulations or policies or the imposition of new laws, regulations and policies affecting our operations could impose new restrictions or prohibitions on our current practices. We may incur significant costs and expenses and need to budget additional resources to comply with any such requirements, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Our insurance policies may be inadequate to cover our assets, operations and any loss arising from business interruptions.

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

We may require additional financing in the future to fund our operations and future growth.

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

We may be harmed by negative publicity.

We derive most of our customers through word of mouth and we rely on the positive feedback of our customers. Thus, customer satisfaction with our products and services is critical to the success of our business as this will also result in potential referrals to new customers from our existing customers. If we fail to meet our customers’ expectations, there may be negative feedback regarding our products and/or services, which may have an adverse impact on our business and reputation. In the event we are unable to maintain a high level of customer satisfaction or any customer dissatisfaction is inadequately addressed, our business, financial condition, results of operations and prospects may be adversely affected.

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

If we are unable to maintain and protect our intellectual property, or if third parties assert that we infringe on their intellectual property rights, our business could suffer.

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

The war in Ukraine could materially and adversely affect our business and results of operations.

The recent outbreak of war in Ukraine has affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union, Singapore and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our customers’ businesses and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions.

In addition, Russia and Ukraine are major exporters of oil and critical minerals needed by our customers, which could have a significant negative impact on many of our customers in their various industries as well as the cost of our metal Containers. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. As of the date of this Annual Report, the war in Ukraine has not had a material or adverse effect upon the Company; however, we cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, including the businesses of our customers, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

The imposition of tariffs has eroded and may further erode our profit margins.

The Company is exposed to several external risks, including rising production costs, supply chain disruptions and fluctuations in consumer demand. In particular, tariffs imposed on raw materials and components used in the reconditioning process have led to increased production expenses, thereby compressing profit margins. Furthermore, these tariffs have adversely affected neighboring countries, which are key export markets for our customers. As a result, demand has declined among customers whose core business involves filling their products using our metal drums and plastic Containers for export to these regions. The imposition of additional or higher tariffs affecting the raw materials or components used in our business or affecting businesses that use our products in neighboring countries may further erode our profit margins.

We are exposed to risks in respect of acts of war, terrorist attacks, epidemics, political unrest, adverse weather conditions and other uncontrollable events.

Unforeseeable circumstances and other factors such as power outages, labor disputes, adverse weather conditions or other catastrophes, epidemics or outbreaks may disrupt our operations and cause loss and damage to our Plant and Warehouse, and acts of war, terrorist attacks or other acts of violence may further materially and adversely affect the global financial markets and consumer confidence. Our business may also be affected by macroeconomic factors in the countries in which we operate, such as general economic conditions, market sentiment, social and political unrest and regulatory, financial and other governmental policies, all of which are beyond our control. Any such events may cause damage or disruption to our business, markets, customers and suppliers, any of which may materially and adversely affect our business, financial condition, results of operations and prospects.

We may be unable to successfully implement our business strategies and future plans.

As part of our business strategies and future plans, we intend to expand our range of products and services, increase our storage facilities and capabilities and also consider potential business opportunities through mergers and acquisitions and joint ventures. While we have planned such expansion based on our outlook regarding our business prospects, there is no assurance that such expansion plans will be commercially successful or that the actual outcome of those expansion plans will match our expectations. The success and viability of our expansion plans are dependent upon our ability to successfully predict the types of Containers which are popular amongst our customers or potential customers, hire and retain skilled employees to carry out our business strategies and future plans and implement strategic business development and marketing plans effectively and upon an increase in demand for our products and services by existing and new customers in the future.

Further, the implementation of our business strategies and future plans may require substantial capital expenditure and additional financial resources and commitments. There is no assurance that these business strategies and future plans will achieve the expected results or outcome such as an increase in revenue that will be commensurate with our investment costs or the ability to generate any costs savings, increased operational efficiency and/or productivity improvements to our operations. There is also no assurance that we will be able to obtain financing on terms that are favorable, if at all. If the results or outcome of our future plans do not meet our expectations, if we fail to achieve a sufficient level of revenue or if we fail to manage our costs efficiently, we may not be able to recover our investment costs and our business, financial condition, results of operation and prospects may be adversely affected.

Risks Related to Our Securities

There has been a limited public market for our Ordinary Shares prior to our IPO. If an active trading market for our Ordinary Shares does not continue, shareholders may not be able to resell our Ordinary Shares at any reasonable price.

We completed our initial public offering (the “IPO”) of 1,750,000 Ordinary Shares on August 28, 2024 at a public offering price of US$5.00 per share and our Ordinary Shares began trading on the Nasdaq Capital Market on August 27, 2024 under the trading symbol “JBDI.” We cannot assure you that a liquid public market for our Ordinary Shares will continue. If an active public market for our Ordinary Shares does not continue, the market price and liquidity of our Ordinary Shares may be materially and adversely affected.

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

The U.S. National Securities Markets Improvement Act of 1996 prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Although the states are pre-empted from regulating the sale of our securities, this statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. However, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

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

Sales of substantial amounts of our Ordinary Shares in the public market could adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this Annual Report, we have 19,029,064 Ordinary Shares issued and outstanding. The Ordinary Shares sold in our IPO are freely tradable without restriction or further registration under the Securities Act, and Ordinary Shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and applicable lock-up agreements. In connection with our IPO, our Directors and Officers and certain shareholders agreed not to sell any shares until 180 days after the date of closing of the IPO without the prior written consent of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of FINRA. We cannot predict what effect, if any, market sales of securities held by our controlling shareholder or any other shareholder or the availability of these securities for future sale will have on the market price of our shares. See “Item 7. Major Shareholders and Related Party Transactions”.

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

As of the date of this Annual Report, E U Holdings, Mr. Lim CP, Ms. Siow KL, Mr. Lim KS and Mr. Lim TC (collectively, the “Controlling Shareholders”), own approximately 73.5% of our total issued and outstanding Ordinary Shares, representing approximately 73.5% of the total voting power. Accordingly, our Controlling Shareholders could control the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of Directors and other significant corporate actions, including the power to prevent or cause a change in control. Without the consent of our Controlling Shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. The interests of our Controlling Shareholders may differ from the interests of our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. For more information regarding our principal shareholders and their affiliated entities, see “Item 7. Major Shareholders and Related Party Transactions.”

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

We are required to file an annual report on Form 20-F within four months of the end of each financial year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we rely on home country practice with respect to certain corporate governance matters. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the Board of Directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company with limited liability and substantially all of our assets are located outside of the United States. In addition, all of our Directors and Executive Officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. Service of court documents on a Cayman Islands company can be effected by serving the documents at the company’s registered office and it may be is possible to enforce foreign judgments in the Cayman Islands against a Cayman Islands company, subject to some exceptions. However, if investors wish to serve documents on and/or enforce foreign judgments against our Directors and Executive Officers, they will need to ensure that they comply with the rules of the jurisdiction where our Directors and Executive Officers are located. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our Directors and Executive Officers. For more information regarding the relevant laws of the Cayman Islands, see “Item10. Additional Information - Enforceability of Civil Liabilities.” As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our Directors, Executive Officers or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, depending on where our Directors and Executive Officers are located.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second financial quarter, and, accordingly, the next determination will be made with respect to us on November 30, 2025. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our Directors or Executive Officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our Directors, Executive Officers and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

We have incurred significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares on Nasdaq.

Our Ordinary Shares were listed on Nasdaq on August 27, 2024. We have and will continue to incur additional legal, accounting and other expenses as a public reporting company and particularly after we cease to qualify as an emerging growth company. For example, we are required to comply with the additional requirements of the rules and regulations of the SEC and Nasdaq rules, including applicable corporate governance practices. Compliance with these requirements has increased our legal and financial compliance costs and made some activities more time-consuming and costly. In addition, our management and other personnel has diverted attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur in the future as a result of these public company requirements.

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

The Ordinary Shares could be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors who are located in Singapore.

The HFCA Act was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over-the- counter trading market in the United States. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB announced the PCAOB HFCA Act determinations (the “PCAOB Determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

On June 13, 2025, we engaged YCM CPA INC. (“YCM”) as our independent registered public accounting firm and YCM issued the audit report included in this Annual Report. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, YCM is subject to the laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. YCM is headquartered in Singapore and has been inspected by the PCAOB on a regular basis, with the last inspection in 2023. Therefore, we believe that, as of the date of this Annual Report, our auditor is not subject to the PCAOB Determinations. However, recent developments add uncertainties, and we cannot assure you that Nasdaq or regulatory authorities would not apply additional and/or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, the adequacy of personnel and training or the sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

ITEM 4. INFORMATION ON THE COMPANY

CORPORATE HISTORY AND STRUCTURE

Our Company was incorporated in the Cayman Islands on October 11, 2022 under the Companies Act as an exempted company with limited liability. Our authorized share capital is $500,000 divided into 500,000,000 Ordinary Shares, par value of $0.001 each. On February 7, 2024, for purposes of a recapitalization in anticipation of our IPO, the Company’s shareholders passed resolutions to effect a 1:2 share sub-division (a “forward stock split”) and to change the Company’s authorized share capital to $500,000 divided into 1,000,000,000 ordinary shares, of a par value of $0.0005 each.

Prior to a group reorganization, JBDI was the holding company of a group of companies comprised of JBDI Investments, Jurong Barrels and JBD Systems. JBDI was held as to 52.16% by E U Holdings, 4.76% by Mr. Lim CP, 14.26% by Ms. Siow KL, 4.76% by Mr. Lim KS, 14.26% by Mr. Lim TC, 4.90% by Goldstein and 4.90% by Arc Development, the latter two of which are independent third parties. Upon completion of the reorganization, E U Holdings owned 4,704,180 Ordinary Shares, Mr. Lim CP owns 429,292 Ordinary Shares, Ms. Siow KL owns 1,286,074 Ordinary Shares, Mr. Lim KS owns 429,292 Ordinary Shares, Mr. Lim TC owns 1,286,074 Ordinary Shares, Goldstein owns 441,919 Ordinary Shares and Arc Development owns 441,919 Ordinary Shares of the Company, respectively, and JBDI, JBDI Investments, Jurong Barrels and JBD Systems became directly/indirectly owned subsidiaries. Upon completion of our reorganization whereby the entire share capital of JBDI, JBDI Investments, Jurong Barrels and JBD Systems were transferred to us, our Group comprised JBDI, JBDI Investments, Jurong Barrels and JBD Systems as our direct and indirect wholly-owned subsidiaries, respectively.

As of the date of this Annual Report, our Group is comprised of: (i) JBDI Investments Limited, a business company incorporated in the British Virgin Islands on October 10, 2022 and a direct wholly-owned subsidiary of our Company (“JBDI”); (ii) Jurong Barrels & Drums Industries Pte. Ltd. (“Jurong Barrels”), a company incorporated in Singapore on November 17, 1983 and a direct wholly-owned subsidiary of JBDI; and (iii) JBD Systems Pte. Ltd. (“JBD Systems”), a company incorporated in Singapore on May 4, 2017 and a direct wholly-owned subsidiary of Jurong Barrels. See “Item 4. Information of the Company - Corporate Structure.”

Our operating subsidiaries are Jurong Barrels and JBD Systems (collectively, the “Operating Subsidiaries”).

Organization Chart

The chart below sets out our corporate structure as of the date of this Annual Report.

Mr. Lim TC
Ms. Siow KL
Mr. Lim KS
Mr. Lim CP
E U Holdings Pte Ltd (Singapore) (1)
Public
13.12%
13.12%
4.38%
4.38%
41.49%
23.50%
The Company (Cayman Islands)
100.00%
JBDI Investments (BVI)
100.00%
Jurong Barrels (Singapore)
100.00%
JBD Systems (Singapore)

(1)	E U Holdings Pte Ltd, a company incorporated in Singapore, is owned as to 50% by Mr. Neo Chin Heng and 50% by Mr. Ng Eng Guan.

Entities

A description of our subsidiaries is set out below.

JBDI Investments

On October 10, 2022, JBDI Investments was incorporated in the British Virgin Islands as a private company with limited liability. As part of a group reorganization effective May 30, 2023, JBDI Investments became a direct wholly-owned subsidiary of our Company.

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

JBD Systems

On May 4, 2017, JBD Systems was incorporated in Singapore as a private company with limited liability. It was 51% owned by Jurong Barrels until 2020 when Jurong Barrels acquired the remaining 49% of its outstanding equity. JBD Systems’ main business is the provision of wastewater treatment services. As part of a group reorganization effective May 30, 2023, JBD Systems became an indirect wholly-owned subsidiary of our Company.

Key Milestones

The key milestones in the development of our Group are highlighted chronologically below:

Year	Milestones
1976	Mr. Lim CP joined our business to assist his father and to be groomed to take over the business and thereafter, registered Lim Chwee Poh Trading Co.

1983	Mr. Lim CP and his partner registered the company, Good Industries Pte Ltd, to commence the business in the trading of used Containers.

1984	Mr. Lim CP together with his 2 brothers acquired the shares of his partner and Good Industries Pte Ltd changed its name to Jurong Barrels.

1994	Jurong Barrels took over the entire business operations of Lim Chwee Poh Trading Co. and Lim Chwee Poh Trading Co. ceased to carry on business.

2005	Jurong Barrels acquired KDS as a wholly-own subsidiary to expand its warehousing facilities.

2016	Mr. Lim CP’s brothers divested their 60% stake in Jurong Barrels and 100% stake in KDS respectively to E U Holdings.

2017	Jurong Barrels ventured into the waste water treatment business holding a 51% stake in JBD Systems.

2020	Jurong Barrels acquired the remaining 49% stake in JBD Systems to consolidate 100% control.

2024	Completed our IPO of 1,750,000 Ordinary Shares at a public offering price of US$5.00 per share and the Ordinary Shares began trading on August 27, 2024 on the Nasdaq under the trading symbol “JBDI”.

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

Source: The Frost & Sullivan Report

OVERVIEW OF DRUM RECONDITIONING MARKET IN SINGAPORE

Definition and Classification

➢	A drum, also called a barrel, is a cylindrical container used for the transportation and storage of liquids and powders. Drums can be made of steel, aluminium, nickel, dense paperboard, and polyethylene. Drums are often stackable, with ranges of dimensions designed for efficient warehouse and logistics use. Provided with a protective interior coating, in most cases a synthetic resin, steel drums or pails can be used for packaging most liquid and solid substances. Drums are required to comply with certain applications in order to be deployed for shipments. The two main types of drums are open-head and tight-head drums, which can both be reconditioned and recycled. Reusing steel drums for other purposes without reconditioning can lead to cross-contamination.

➢	Intermediate bulk containers (‘IBC”) are industrial-grade containers engineered for the mass handling, transport, and storage of liquids, semi-solids, pastes, or solids. IBC are stackable, reusable, versatile containers with an integrated pallet base mount that provides forklift and/or pallet jack maneuverability. These containers can be made from metal, plastic, or a composite construction of the two materials.

➢	Drum and IBC reconditioning involves refurbishment of used containers offer an environmentally and cost-effective alternative to the marketplace in lieu of procuring new drums and IBC. The cleaning and reconditioning processes include a series of working procedures where the application of air pollution control may also be required to address volatile organic compounds, hazardous air pollutants, and odors.

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

Market Consolidation: In the drum reconditioning industry, large-scale industry players can leverage its economies of scale and offer reconditioning services at a lower cost and sell reconditioned drums and IBC at more competitive price compared to niche players. However, the reconditioning of different types drums in terms of the raw material constituted and previous stored content, may require specific industrial procedure in terms of cleaning and processing. There is an increasing number of mergers and acquisitions within the industry as industry players are looking to expand their capability and capacity.

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

OUR BUSINESS OPERATIONS

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

Our mission is to make it our corporate social responsibility to offer environmentally friendly, efficient, innovative and reliable products and services primarily in Singapore and also for the Southeast Asia region to help our customers move towards a zero environmental impact footprint and to save costs and achieve better allocation of resources in the process. We primarily tender and bid for their used Containers from companies operating in the solvent, chemical, petroleum and edible product oil industries and recondition them before selling them to our customers operating in those industries. We also source a range of new Containers from suppliers in The People’s Republic of China and Malaysia for sale to our customers. Apart from the selling of Containers, we also provide ancillary services to our customers, including (i) reconditioning services for used Containers; (ii) disposal and collection/delivery services; and (iii) wastewater treatment services. During the reconditioning of used Containers, we identify those Containers which cannot be reconditioned for scrapping or recycle and we also derive revenue from the sale of such scraps, recycled materials as well as other miscellaneous items that we collect during the provision of our services mentioned above. Our total revenue for the financial years ended May 31, 2025 and 2024 amounted to approximately $8.4 million and approximately $9.4 million, respectively. Over 70% of our total revenue during the financial years ended May 31, 2025 and 2024, respectively, was derived from the sale of reconditioned and new Containers.

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

In 2005, Jurong Barrels acquired all the shares in KDS from the independent third party to expand its warehousing facilities into the Warehouse. In order to prepare for the retirement of certain Lim family members and to further expand the business of the Group, Jurong Barrels transferred all its shares in KDS and the Lim family members jointly transferred 60% of their total shares in Jurong Barrels to a strategic investor, E U Holdings in 2016, which made E U Holdings, the controlling shareholder of Jurong Barrels. Mr. Lim CP continued to manage the business of our Group following such transfer and continue to do so as at the date hereof. To maintain the warehousing facilities, Jurong Barrels rented the Warehouse from KDS subsequent to E U Holdings’ acquisition of KDS. E U Holdings Pte. Ltd. had divested KDS Steel Pte Ltd to 3rd party company on July 22, 2025.

In 2017, Jurong Barrels subscribed for a 51% interest in JBD Systems to expand into the wastewater treatment business. In 2020, Jurong Barrels acquired the remaining 49% interest in JBD Systems.

In close to 40 years of operations, our Group has expanded to become the leading supplier of a wide range of reconditioned and new Containers in Singapore with a fleet of 10 delivery trucks and 13 forklifts and 104 employees as of May 31, 2025. Our Group’s production capacity per annum was approximately 228,758 and 242,070 reconditioned metal Containers and approximately 158,733 and 174,932 reconditioned plastic Containers in the financial years ended May 31, 2025 and 2024, respectively.

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

We have on average maintained more than 16 years of relationship with our top five suppliers for the financial years ended May 31, 2025 and 2024. We generally adopt a cost-plus margin approach in pricing our Containers.

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

New Containers

We normally source new Containers from suppliers in The People’s Republic of China and Malaysia.

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

Disposal and collection/delivery services

As we are a NEA licensed toxic waste collector and we have the permit to transport toxic industrial wastes, some of our customers utilize our fleet of 10 delivery trucks to dispose of their toxic industrial wastes for them and they also occasionally use our collection and/or delivery services as a matter of convenience.

Wastewater treatment services

When we recondition used Containers, we generate a vast amount of wastewater. As we are conscious of our corporate social responsibility, we have been treating and recycling such wastewater. We commenced the provision of wastewater treatment services to third parties when we acquired an interest in JBD Systems in 2017. JBD Systems has only one major customer, Liquinex Group Pte Ltd (“Liquinex”), an independent third party that is engaged in solar panel manufacturing, which produces waste water. On August 1, 2018, JBD Systems entered into a 5-year lease for a wastewater treatment plant, including equipment owned by JBD Systems with the specifications set forth below (“Wastewater Treatment Plant”), located in Singapore, under which it leases the Wastewater Treatment Plant to Liquinex (“JBD Lease”). Pursuant to the terms of the JBD Lease, JBD built the Wastewater Treatment Plant and Liquinex leased it from JBD Systems as part of its sustainability effort and drive. The Wastewater Treatment Plant was built using 2 containers that are 1x40ft and 1x20ft and each of which are 8ft wide. It has the capacity to treat, process and recycle the waste water for not less than 40m3/hr. The lease rate for the Wastewater Treatment Plant was 50% of the monthly billing revenue from the Wastewater Treatment Plant received by Liquinex. On May 1, 2020, the lease rate was reduced to S$12,500 due to COVID-19. On August 1, 2023, JBD Systems entered into an extension of the lease; however, the Wastewater Treatment Plant ceased operations as of June 1, 2024 and has produced no revenue for the Company since that date.

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

Our customers

Our customers are primarily based in Singapore but we also serve customers in Indonesia and Malaysia. Over 80% of our total revenue during the financial years ended May 31, 2025 and 2024 was derived from our customers in Singapore. Our customers span across various industries such as solvent, chemical, petroleum and edible product oil industries. We have a wide customer base comprising more than 300 customers and we have on average maintained more than 17 years of relationship with our top five customers for the financial years ended May 31, 2025 and 2024.

The revenue from our top five customers amounted to approximately 26.5% and 30.0% of our total revenue for the financial years ended May 31, 2025 and 2024, respectively. In particular, the revenue from our largest customer amounted to approximately $1.3 million for each of the financial years ended May 31, 2025 and 2024, representing approximately 14.9% and 14.2% of our total revenue, respectively, for those financial years. Some of our customers are also our suppliers as they sell their used Containers to us. Four of our top five customers were also our suppliers during the financial years ended May 31, 2025 and 2024.

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

Inventory

To ensure a quick turnaround time for our customers, we normally bid and tender for used Containers in bulk and recondition them in anticipation of the needs of our customers. As such, we maintain an inventory of used Containers, reconditioned Containers and new Containers for our customers. For the financial years ended May 31, 2025 and 2024, we had inventory of approximately $0.3 million and approximately $0.3 million, respectively.

Machinery and vehicles

The table below sets out details of our machinery and vehicles for the financial years ended May 31, 2025.

Machinery/vehicles	Number of units	Function/usage	Approximate age	Approximate remaining useful life(1)
			(year)	(year)
Wastewater treatment system	1	To treat wastewater for reuse or discharge to public sewage	6	3
Production line with oven	1	To recondition used metal Containers	5	4
Single shaft shredder	1	To shred pre-washed used plastic Containers that cannot be reconditioned or resold into pellets	2	7
High pressure waterjets	5	To wash used plastic Containers	2	7
Forklifts	13	To assist in loading and unloading of Containers	3	1
Delivery trucks	10	For delivery and collection of Containers	3	1
Vans	2	To facilitate the purchase of small items and to fetch employees	4	1

(1)	The actual length of time that we will use these machines/vehicles may be different from the estimates due to reasons such as periodic maintenance and the demands of our customers and these estimates have no direct correlation to the depreciation charges of these machinery and vehicles recorded in our Group accounts.

We do not have a fixed replacement cycle policy as our in-house maintenance team perform regular maintenance on our machinery and vehicles in accordance with the suggestions by the respective manufacturers to ensure that they are well maintained and operating efficiently, which have generally helped to extend the useful lives of our machinery and vehicles and prevent unnecessary downtime.

Real Property and Equipment

We currently operate in three premises, namely:

1.	Plant - A leasehold estate at 34 Gul Crescent, Singapore 629538 of approximately 6,000 square meters leased by Jurong Barrels from JTC under a lease that terminates on May 15, 2041 (unless further extended by JTC). This property is used as our head office and a plant for the reconditioning and storage of used Containers. Jurong Barrels is required to pay annual land rent to JTC of S$18.87 per square meter per year.
2.	Warehouse - A logistics services warehouse at 16 Gul Crescent, Singapore 629526 which is used for the storage of reconditioned and new Containers. This property is currently rented from KDS at S$45,000 per month under a 3-year lease that terminates on May 15, 2028 from 3rd party company. E U Holdings Pte. Ltd. had divested KDS Steel Pte Ltd to 3rd party company on July 22, 2025.
3.	Plant – From August 2018 through May 2024, JBD Systems leased a wastewater treatment plant located in Singapore to Liquinex Group Pte Ltd, an independent third party. The wastewater treatment plant ceased operations as of June 1, 2024 and has produced no income for the Company since that date.

Licenses and Permits

As our business involves the transport, storage, process, use and disposal of toxic materials and/or hazardous substances, the following licenses, approvals and permits are material for our Group’s operations:

Description	Issuing Authority	Expiry Date	Issued to
Toxic industrial waste collector’s license for receiving empty containers for hydrogen peroxide, acid, alkali, oil/waste oil, solvents, acrylic, paint and resin for storage, reprocess, use, treatment or disposal in the Plant	NEA	July 31, 2026	Jurong Barrels
Transport approval for transportation of toxic industrial wastes for the transport of empty containers for hydrogen peroxide, acid, alkali, oil/waste oil, solvents, acrylic, paint and resin	NEA	July 31, 2026	Jurong Barrels
Petroleum & Flammable Materials Storage Licence	Singapore Civil Defence Force	June 30, 2027	Jurong Barrels
Permit to store and use hazardous substances to store and use prescribed amounts of sodium hydroxide, sulphuric acid and 2,2-dibromo-3-nitrilopropionamide (DBNPA) for prevention of grease, water treatment and spraying into internal containers, respectively, at the Plant	NEA	February 6, 2026	Jurong Barrels
License to store prescribed amount of sodium nitrite at the Plant	SPF	August 13, 2026	Mr. Lim CP for Jurong Barrels
License to possess or control prescribed amount of sodium nitrite at the Plant	SPF	August 13, 2026	Mr. Lim CP for Jurong Barrels
Approval to discharge trade effluent into the public sewer at the Plant	PUB	December 10, 2025	Jurong Barrels
License to use or operate an electrical installation under the provisions of the Electricity Act 2001 and the Electricity (Electrical Installations) Regulations 2002	Energy Market Authority	August 18, 2026	Jurong Barrels
Level 4 accreditation under bizSAFE	WSH	August 5, 2027	Jurong Barrels

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

We maintain a sizeable and stable pool of skilled labor with our own facilities

Our main business is the sale of reconditioned Containers and it is labor intensive to recondition used Containers. We pride ourselves in having a team of stable and skilled workers, technicians, mechanics and drivers who have the relevant skills and expertise in reconditioning of used Containers and the provision of other ancillary services which we offer to our customers. As of May 31, 2025, we had a team of 65 workers, 5 technicians, 2 mechanics and 12 drivers in our operations department, which enable us to respond promptly to our customers’ requests, in terms of providing customization of Containers and other ancillary services to suit our customers’ needs and requirements. We believe that with the support of our Group’s stable pool of directly-hired skilled workforce and our own facilities (including all machines required for reconditioning of used Containers, fleet of 10 delivery trucks and 13 forklifts and wastewater treatment facilities), we are self-contained and we are able to maintain the quality of our products and services in an efficient and coordinated manner as we do not have to rely on subcontractors to assist us in any production, service, logistic or maintenance process. Moreover, having our own pool of skilled direct labor and our own facilities will help us control and manage our costs more efficiently and effectively, which helps to boost or stabilize our profit margins.

We have strong and stable relationships with our suppliers and customers

Due to the quality and range of our products and services, our capabilities as well as our market reputation, we have successfully established strong and stable relationships with our key suppliers and customers in Singapore and the Asian region during our close to 41 years of operations. We have identified and maintained good relationships with reliable suppliers, who will typically notify us of used Containers for sale. This enables us to source and purchase used Containers which are in good condition for reconditioning prior to selling them to our customers. As we are able to keep up with industry trends and keep track of our customers’ changing needs, our customers regularly return to us for repeat business and from time to time, they also refer other prospective customers to us. We have a wide customer base comprising more than 300 customers from Singapore, Indonesia and Malaysia. Further, some of our customers are also our suppliers.

We have strived to maintain stable business relationships with our key customers. For the financial years ended May 31, 2025 and 2024, our top five customers accounted for approximately 26.5% and 30.0% of our total revenue, and our top five customers have on average more than 17 years of business relationships with us. We believe that our Group’s strong and long-term relationships with these key customers provide us with a competitive advantage to secure future contracts, a steady flow of repeat business and revenue, and serve as a testament for us in marketing and business development with new customers.

We have an experienced and committed management team with succession plan

We are led by Mr. Lim CP, our Executive Director and Chief Executive Officer and one of the founding shareholders, who has been instrumental in spearheading the growth of our Group. Mr. Lim CP has over 41 years of experience in the trading of reconditioned and new Containers in Singapore and is primarily responsible for planning and execution of our Group’s business strategies. He is supported by the other Executive Director, Executive Officers and senior management (namely Mr. Liang Zhao Rong, Mr. Lim KS, Mr. Lim TC, Mr. Lim TM and Mr. Quek Che Wah) who collectively possesses expertise in reconditioning services, sales and marketing, operations, customer relationship management, human resources, operations and financial control and have been working with our Group for over 22 years on average. We believe that the collective knowledge, experience and expertise of our Executive Directors, Executive Officers and senior management will serve to respond to our customers’ needs in a timely manner which are essential for us to secure new business as well as maintain our existing customers. See “Item 6. Directors, Officers and Senior Management”.

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

We have a fleet of 10 delivery trucks which enables us to efficiently coordinate and manage our logistic service

For the financial year ended May 31, 2025, we had a fleet of 10 delivery trucks, which allows us to undertake efficient and coordinated logistic services for the delivery and collection of drums. Having our own fleet of trucks allow us to expediently deploy them to various locations as and when required as we do not need to rely on third parties. We also have an experienced in-house servicing team for our trucks to ensure that they are well maintained and operating efficiently.

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

Environmental Protection

Reconditioning of used Containers may generate a lot of waste which may inevitably have an impact on the environment. To carry out our corporate responsibility in respect of environmental protection and to be in compliance with the relevant laws and regulations, we have our own wastewater treatment facilities to treat the wastewater generated in our plant and over 65% of the treated wastewater is deployed in the reconditioning process and a licensed independent waste collector collects the remaining sludge derived from the wastewater treatment for proper disposal in accordance with the requirements of the NEA. We have also installed a volatile organic compounds (VOC) monitoring system to track the water pH level and the parts per million (ppm) of the water released to public sewage. We also send all the non-conforming used Containers for scrapping or recycle and we endeavor to sell all the scraps, recycled materials and all the other recyclable materials which we identify during our work process to the appropriate recycle companies and the other industrial wastes are properly disposed by licensed independent waste collectors. During the financial years ended May 31, 2025 and 2024, we had no material non-compliance or violations on any laws and regulations in relation to environmental protection.

Workplace Health and Safety

Our Group’s business in Singapore is subject to various environmental and safety standards and regulations including Environmental Protection and Management Act (Chapter 94A), Environmental Protection and Management (Hazardous Substances) Regulations, Environmental Public Health (Toxic Industrial Waste) Regulations 1988, the Sewerage and Drainage (Trade Effluent) Regulations, the Arms and Explosives Act (Chapter 13), the Electricity Act (Chapter 89A), the Electricity (Electrical Installations) Regulations 2002, the Workplace Safety and Health Act (Chapter 354A), Workplace Safety and Health (General Provisions) Regulations and the Work Injury Compensation Act (Chapter 354). Please refer to the “Regulatory Environment” section of as of the date of this Annual Report for more information. We are committed to risk management, health and safety standards, quality assurance and environmental impact control. We operate under the strict regime of these environmental and safety standard and regulations and our Directors are not aware of any infringements for the financial years ended May 31, 2025 and 2024.

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

Employees

We employed 104 persons as of May 31, 2025, who were all based in Singapore. Eighty-five of those employees were foreign workers. The following table contains a breakdown of our employees by position:

Position	Number of Employees
Administrative	20
Barrel reconditioning/recycling workers	65
Technicians	5
Mechanics	2
Drivers	12
Total	104

Over 25% of our employees had worked with us for over 10 years as of May 31, 2025. Our employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good and we generally pay our employees above the median salary published by the MOM. We have not experienced any difficulty in the hiring of employees, even when Singapore was affected by lockdowns during the COVID-19 pandemic.

Insurance

We maintain fire, industrial and public liability insurance policies covering our Plant and Warehouse in accordance with customary industry practice. We carry work injury compensation insurance for all employees and medical and death insurance for our foreign employees, in compliance with applicable regulations. We do not carry general business interruption or “key person” insurance. We will continue to review and assess our risk portfolio and make necessary and appropriate adjustments to our insurance practices to align with our needs and with industry practice in Singapore.

Litigation and Other Legal Proceedings

As of the date of this Annual Report, we are not party to any significant proceedings in Singapore. We are not aware of any legal proceedings to which we are a party outside of Singapore.

Impact of COVID-19 on our business

The global pandemic outbreak of COVID-19 announced by the World Health Organization in early 2020 has caused minimal disruption to our operations as well as the operations of most of our customers and suppliers as our businesses are classified as essential services by the Singapore government and, therefore, were allowed to operate normally during the lockdown periods.

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

Laws and Regulations Relating To Our Business In Singapore

As our operating subsidiaries are incorporated in Singapore, we are subject to all relevant laws and regulations of Singapore and may be affected by new laws, regulations and policies which are introduced by the Singapore government from time to time. We have identified the main laws and regulations (apart from those pertaining to general business requirements) that we anticipate may materially affect our operations, the relevant regulatory bodies and the licenses, permits and approvals typically required for the conduct of our business in Singapore.

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

As of the date of this Annual Report, the SPF has granted Mr. Lim CP for Jurong Barrels a license to possess or control sodium nitrite in the quantity of 300,000 kg as well as a license to store sodium nitrite in the quantity of 300,000 kg respectively.

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

Laws and regulations relating to motor vehicles

Road Traffic Act 1961 (“RTA 1961”) of Singapore

As part of its business operations, Jurong Barrels owns 10 delivery trucks in its fleet which are utilized on Singapore roads, and are being used for the disposal of toxic industrial waste and the provision of collection and/or delivery services.

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

Road Traffic (Expressways - Excluded Vehicles) Rules 2010 (“EEVR 2010”) of Singapore

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
22.	motor vehicles with any of the wheels fitted with neither a pneumatic tire nor a solid rubber tire; and
23.	any other motor vehicle where the maximum speed at which it may be driven on any road under the Road Traffic (Regulation of Speed) Regulations (R 13) is less than 50 kilometres per hour.

However, Regulation 4 of the EEVR 2010 provides that the owner or driver of an excluded vehicle may apply for a permit authorizing the excluded vehicle to be used on an expressway or any part thereof.

Jurong Barrels is the owner of 13 forklifts which are utilized frequently as part of its business operations. As of the date of this Annual Report, none of the forklifts are used on expressways in Singapore. Jurong Barrels will apply and obtain approval from the relevant authorities for such use should such need arise.

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

On March 4, 2022, the MOM announced the enhanced medical insurance coverage to better protect employers from bearing large unexpected medical bills. The medical insurance coverage will apply to all new Work Permit and S Pass applications and renewals. Key features of the enhanced coverage include (a) introduction of a co-payment element for employers and insurers for amounts above $15,000, up to an annual claim limit of $60,000; (b) standardization of allowable exclusion clauses; (c) introduction of age-differentiated premiums; and (d) requirement for insurers to reimburse hospitals directly upon the admissibility of the claim. The enhanced coverage has been in effect since July 1, 2023.

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

Infectious Diseases (COVID-19 - Stay Orders) Regulations 2020

At the height of the COVID-19 pandemic in Singapore, and on March 26, 2020, the Ministry of Health of Singapore (the “MOH”) promulgated the Infectious Diseases (COVID-19 - Stay Orders) Regulations 2020 (the “SHN Regulations 2020”) under the Infectious Diseases Act of Singapore.

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

There are no longer any COVID-19 measures for travelers arriving in Singapore after February 13, 2023, regardless of vaccination status or traveler profile.

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

For the financial years ended May 31, 2025 and 2024, our total revenue amounted to approximately $8.4 million and approximately $9.4 million, respectively, of which Singapore accounted for approximately $7.4 million for the financial years ended May 31, 2025 and approximately $7.9 million for the financial years ended May 31, 2024. Indonesia accounted for approximately $0.6 million for the financial years ended May 31, 2025 and approximately $0.9 million for the financial years ended May 31, 2024. Malaysia and other countries accounted for approximately $0.4 million for the financial years ended May 31, 2025 and approximately $0.6 million for the financial years ended May 31, 2024.

Our net loss amounted to approximately $2.4 million and approximately $1.0 million for the financial years ended May 31, 2025 and 2024, respectively.

For the financial years ended May 31, 2024 and 2023, our total revenue amounted to approximately $9.4 million and approximately $11.1 million, respectively, of which Singapore accounted for approximately $7.9 million for the financial years ended May 31, 2024 and approximately $9.3 million for the financial years ended May 31, 2023. Indonesia accounted for approximately $0.9 million for the financial years ended May 31, 2024 and approximately $1.4 million for the financial years ended May 31, 2023. Malaysia and other countries accounted for approximately $0.6 million for the financial years ended May 31, 2024 and approximately $0.4 million for the financial years ended May 31, 2023.

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

●

Demand from our major customer groups - Our aggregate sales generated from our top five customers were approximately 26.5% and 30.0% of our total revenue for the financial years ended May 31, 2025 and 2024, respectively. In particular, sales to our largest customer amounted to approximately $1.3 million for each of the financial years ended May 31, 2025 and 2024, representing approximately 14.9% and 14.2% of our total revenue, respectively, for those financial years.

Our aggregate sales generated from our top five customers were approximately 30.0% and 31.6% of our total revenue for the financial years ended May 31, 2024 and 2023, respectively. In particular, sales to our largest customer amounted to approximately $1.3 million, representing 14.2% of our total revenue for the financial year ended May 31, 2024.

Our sales are significantly affected by the demands of our customers due to vigorous price competition from competitors, supply chain shortages and disruption and inflationary cost pressure as our customers will seek to purchase products at more competitive prices with faster delivery.

●

Fluctuations in the cost of revenue - Finished goods form part of our cost of revenue, representing approximately 60.3%, 54.5% and 31.7% of our total cost of revenue for the financial years ended May 31, 2025, 2024 and 2023, respectively.

Finished goods represented approximately 54.5% and 31.7% of our total cost of revenue for the financial years ended May 31, 2024 and 2023, respectively.

Fluctuations in the price, availability, quality, cost of labor and transportation may impact the price we must pay for our finished goods, and ultimately our selling price. We may be unable to pass all or any of these higher costs on to our customers, which could have a material adverse effect on our profitability.

The prices at which we purchase such finished goods are determined by the demand and supply forces in this industry, as well as our bargaining power with our suppliers. For the financial years ended May 31, 2025 and 2024, the majority of our finished goods were commonly available from the market. We are exploring how to diversify our procurement networks to lower purchasing prices, such as through the consolidation of customer orders to negotiate better pricing. However, we expect continued fluctuations in the cost of finished goods to affect our margins in the future.

We procure all of our finished goods directly from local suppliers in Singapore in an effort to ensure availability and adequate supply, as well as efficient delivery to our customers.

Description and Analysis of Principal Components of Our Results of Operations

The following discussion is based on our Group’s historical results of operations and may not be indicative of our Group’s future operating performance.

Comparison of operating results for the financial years ended May 31, 2025 and 2024

Revenue

As set forth in the following table, during the financial years ended May 31, 2025 and 2024, our revenue was derived from the sales of reconditioned Contains, the sales of new Containers, reconditioning services, waste water equipment services and sales of recycled materials and services serving the chemical and oil and gas industries:

	Financial Years Ended May 31,
	2025		2024
	$’000%		$’000%

Revenue
Sales of reconditioned Containers	5,326	63.1	6,311	67.2
Sales of new Containers	755	8.9	664	7.1
Reconditioning services	1,073	12.7	1,136	12.1
Waste water equipment services	-	-	9	0.1
Sales of recycled materials and services	1,291	15.3	1,274	13.5

Total	8,445	100.0	9,394	100.0

Our total revenue decreased by approximately $1.0 million or 10.1% to approximately $8.4 million for the financial year ended May 31, 2025 from approximately $9.4 million for the financial year ended May 31, 2024. Such decrease was mainly attributable to the decrease in Singapore of the sales of reconditioned Containers and services of approximately $0.5 million as a result of the local demand.

Our net loss amounted to approximately $2.7 million and approximately $1.0 million for the financial years ended May 31, 2025 and 2024, respectively. The net loss for the financial year ended May 31, 2025 was mainly caused by the decrease in sales and the increase in expenses discussed below.

Approximately 87.9% and 84.2% of our total revenue for the financial years ended May 31, 2025 and 2024, respectively, was generated from customers located in Singapore. For the same financial years, our revenue generated from customers located in Indonesia accounted for approximately 7.9% and 9.3% of our total revenue, respectively. For the same financial years, our revenue generated from customers located in Malaysia and other countries accounted for approximately 4.2% and 6.5% of our total revenue, respectively.

Revenue by geographic location

During the financial years ended May 31, 2025 and 2024, customers for our sale of reconditioned Containers, sale of new Containers, reconditioning services, waste water equipment services and sales of recycled materials and services were mainly located in Singapore. The following tables set out a breakdown of our revenue by geographic location of our customers for the financial years ended May 31, 2025 and 2024:

	Financial Years Ended May 31,
	2025		2024
	$’000%		$’000%

Singapore
Sales of reconditioned Containers	4,305	58.0	4,824	61.0
Sales of new Containers	755	10.2	664	8.4
Reconditioning services	1,073	14.4	1,136	14.4
Waste water equipment services	-	-	9	0.1
Sales of recycled materials	1,291	17.4	1,274	16.1

Total	7,424	100.0	7,907	100.0

Singapore

The revenue in Singapore decreased by approximately $0.5 million for the financial year ended May 31, 2025, as compared to the corresponding financial year ended May 31, 2024, and was primarily attributable to the decrease in the sales of reconditioned Containers and services.

	Financial Years Ended May 31,
	2025		2024
	$’000%		$’000%

Indonesia
Sales of reconditioned Containers	665	100.0	877	100.0

Total	665	100.0	877	100.0

Indonesia

The revenue in Indonesia decreased by approximately $0.2 million from approximately $0.9 million for the financial year ended May 31, 2024 to approximately $0.7 million for the financial year ended May 31, 2025.

	Financial Years Ended May 31,
	2025		2024
	$’000%		$’000%

Malaysia and other countries
Sales of reconditioned Containers	356	100.0	610	100.0

Total	356	100.0	610	100.0

Malaysia and other countries

Revenues from Malaysia and other countries decreased by approximately $0.2 million from approximately $0.6 million for the financial years ended May 31, 2024 to approximately $0.4 million for the financial years ended May 31, 2025.

Cost of revenue

During the financial years ended May 31, 2025 and 2024, our cost of revenue decreased by approximately $0.1 million or 2.0% to approximately $5.0 million for the financial year ended May 31, 2025 from approximately $5.1 million for the financial year ended May 31, 2024. Such decrease was mainly attributable to the decrease in the price of the raw materials.

Gross profit and gross profit margin

Our gross profit amounted to approximately $3.4 million and approximately $4.3 million for the financial years ended May 31, 2025 and 2024, respectively. Our gross profit margins were approximately 39.7% and 45.5% for the financial years ended May 31, 2025 and 2024, respectively. Our total gross profit decreased during the financial year ended May 31, 2025 primarily due to the lower profit margin through the sales of reconditioned Containers.

Selling and distribution expenses

Our selling and distribution expenses mainly included promotion and marketing expenses and transportation expenses for inbound and outbound shipments. The following table sets forth the breakdown of our selling and distribution expenses for the financial years ended May 31, 2025 and 2024:

	Financial Years Ended May 31,
	2025		2024
	$’000%		$’000%

Advertisement and promotion	4	2.5	3	2.3
Commission	26	18.6	36	27.1
Freight charges	100	71.3	79	59.4
Transportation	5	3.8	7	5.3
Travelling	5	3.8	8	5.9

Total	140	100.0	133	100.0

Our selling and distribution expenses remained the same at approximately $0.1 million for the financial year ended May 31, 2025 and approximately $0.1 million for the financial year ended May 31, 2024, representing approximately 1.7% and 1.4% of our total revenue for the corresponding financial years.

Administrative expenses

The following table sets forth the breakdown of our administrative expenses for the financial years ended May 31, 2025 and 2024:

	Financial Years Ended May 31,
	2025		2024 (Restated)
	$’000%		$’000%

Depreciation	347	5.7	525	9.7
Salaries and related costs	2,695	43.9	2,747	51.0
Repair and maintenance	48	0.8	46	0.9
Upkeep of motor vehicles	253	4.1	334	6.2
Logistics services	267	4.4	143	2.7
Management fees	90	1.5	267	5.0
Impairment on property, plant and equipment	-	-	716	13.3
Allowance for expected credit loss	358	5.8	246	4.6
Others	2,078	33.8	363	6.6

Total	6,136	100.0	5,387	100.0

Administrative expenses were approximately $6.1 million and approximately $5.4 million for the financial years ended May 31, 2025 and 2024, respectively, representing approximately 72.6% and 57.3% of our total revenue for the corresponding financial years.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs for our employees’ and Directors’ remuneration. The staff costs of our Group were approximately $2.7 million and approximately $2.7 million for the financial years ended May 31, 2025 and 2024, respectively.

Depreciation expense is charged on our property, plant and equipment which includes (i) leasehold buildings; (ii) right-of-use assets; (iii) motor vehicles; and (iv) office equipment, and furniture and fittings.

“Others” is mainly comprised of insurance expenses, office supplies, legal and professional fees, vehicle upkeep and other miscellaneous expenses and aggregated approximately $2.1 million and approximately $0.4 million for the financial years ended May 31, 2025 and 2024, respectively. The increase in other expenses was primarily due to an approximately $1.6 million increase in legal and professional fees as a result of our IPO, which closed on August 26, 2025.

Other Income, Net

The following table sets forth the breakdown of our other income (expense) for the financial years ended May 31, 2025 and 2024:

	Financial Years Ended May 31,
	2025	2024
	$’000	$’000

Interest incomes	4	*
Interest expenses	(34)	(41)
Government grants	32	110
Gain on disposal of property, plant and equipment	28	7
Foreign exchange, net	*	-
Reversal of allowance for expected credit loss	148	39
Other incomes	23	29

Total	201	144

*The figures are insignificant.

Interest expenses were approximately $0.03 million for the financial year ended May 31, 2025 and approximately $0.04 million for financial year ended May 31, 2024 from our bank loans and financing facilities. For more details of our bank borrowings, please see the paragraph headed “Bank Indebtedness” in this section.

Income Tax Expenses

During the financial years ended May 31, 2025 and 2024, our income tax refund/expense was comprised of our current tax expense for the relevant financial year.

For the financial year ended May 31, 2025, our income tax refund was approximately $0.001 million.

For the financial year ended May 31, 2024, our income tax refund was approximately $0.1 million.

Net Loss

As a result of the foregoing, our net loss amounted to approximately $2.7 million and approximately $1.0 million for the financial years ended May 31, 2025 and 2024, respectively.

Comparison of operating results for the financial years ended May 31, 2024 and 2023

Revenue

As set forth in the following table, during the financial years ended May 31, 2024 and 2023, our revenue was derived from sales of reconditioned Containers, sales of new Containers, reconditioning services, waste water equipment services and sales of recycled materials and services serving the chemical and oil and gas industries.

	Financial Years Ended May 31,
	2024		2023
	$’000%		$’000%

Revenue
Sales of reconditioned Containers	6,311	67.2	8,021	72.1
Sales of new Containers	664	7.1	505	4.5
Reconditioning services	1,136	12.1	1,365	12.3
Waste water equipment services	9	0.1	109	1.0
Sales of recycled materials and services	1,274	13.5	1,122	10.1

Total	9,394	100.0	11,122	100.0

Our total revenue decreased by approximately $1.7 million, or 15.5%, to approximately $9.4 million for the financial year ended May 31, 2024 from approximately $11.1 million for the financial year ended May 31, 2023. The decrease was mainly attributable to the decrease in Singapore of sales of reconditioned Containers and services of approximately $2.0 million as a result of a decrease in local demand.

Our net loss amounted to approximately $1.0 million for the financial year ended May 31, 2024 and our net income amounted to approximately $0.8 million for the financial year ended May 31, 2023. The net loss for the financial year ended May 31, 2024 was mainly caused by a decrease in sales and an increase in expenses as discussed below.

Approximately 84.2% and 84.0% of our total revenue for the financial years ended May 31, 2024 and 2023, respectively, was generated from customers located in Singapore. For the same financial years, our revenue generated from customers located in Indonesia accounted for approximately 9.3% and 12.7% of our total revenue, respectively, and our revenue generated from customers located in Malaysia and other countries accounted for approximately 6.5% and 3.3% of our total revenue, respectively.

Revenue by geographic location

During the financial years ended May 31, 2024 and 2023, the customers for our sale of reconditioned Containers, sales of new Containers, reconditioning services, waste water equipment services and sales of recycled materials and services were mainly located in Singapore. The following tables set out a breakdown of our revenue by geographic location of our customers for the financial years ended May 31, 2024 and 2023.

	For the Financial Years Ended May 31,
	2024		2023
	$’000%		$’000%

Singapore
Sales of reconditioned Containers	4,824	61.0	6,243	66.8
Sales of new Containers	664	8.4	505	5.4
Reconditioning services	1,136	14.4	1,365	14.6
Waste water equipment services	9	0.1	109	1.2
Sales of recycled materials	1,274	16.1	1,122	12.0

Total	7,907	100.0	9,344	100.0

Singapore

Our revenue in Singapore decreased by approximately $1.4 million for the financial year ended May 31, 2024, as compared to the financial year ended May 31, 2023, and was primarily attributable to a decrease in sales of reconditioned Containers and services.

	For the Financial Years Ended May 31,
	2024		2023
	$’000%		$’000%

Indonesia
Sales of reconditioned Containers	877	100.0	1,411	100.0

Total	877	100.0	1,411	100.0

Indonesia

Our revenue in Indonesia decreased by approximately $0.5 million from approximately $1.4 million for the financial year ended May 31, 2023 to approximately $0.9 million for the financial year ended May 31, 2024.

	For the Financial Years Ended May 31,
	2024		2023
	$’000%		$’000%

Malaysia and other countries
Sales of reconditioned Containers	610	100.0	367	100.0

Total	610	100.0	367	100.0

Malaysia and other countries

Revenues from Malaysia and other countries increased by approximately $0.2 million from approximately $0.4 million for the financial year ended May 31, 2023 to approximately $0.6 million for the financial year ended May 31, 2024.

Cost of revenue

During the financial years ended May 31, 2024 and 2023, our Group’s cost of revenue increased by approximately $1.6 million, or 45.7%, to approximately $5.1 million for the financial year ended May 31, 2024 from approximately $3.5 million for the financial year ended May 31, 2023. The increase was mainly attributable to an addition of direct labor and overheads.

Gross profit and gross profit margin

Our total gross profit amounted to approximately $4.3 million and approximately $7.6 million for the financial years ended May 31, 2024 and 2023, respectively. Our overall gross profit margins were approximately 45.5% and 68.3% for the financial years ended May 31, 2024 and 2023, respectively. Our total gross profit decreased during the financial year ended May 31, 2024, primarily due to a lower profit margin from the sale of reconditioned Containers and increase in cost of revenues.

Selling and distribution expenses

Our selling and distribution expenses mainly included promotion and marketing expenses and transportation expenses for inbound and outbound shipments. The following table sets forth the breakdown of our selling and distribution expenses for the financial years ended May 31, 2024 and 2023:

	For the Financial Years Ended May 31,
	2024		2023
	$’000%		$’000%

Advertisement and promotion	3	2.3	2	1.6
Commission	36	27.1	30	23.6
Freight charges	79	59.4	83	65.4
Transportation	7	5.3	6	4.7
Travelling	8	5.9	6	4.7

Total	133	100.0	127	100.0

Our selling and distribution expenses remained essentially the same at approximately $0.1 million for the financial year ended May 31, 2024 and approximately $0.1 million for the financial year ended May 31, 2023, representing approximately 1.4% and 1.1% of our total revenue for the corresponding financial years.

Administrative expenses

The following table sets forth the breakdown of our administrative expenses for the financial years ended May 31, 2024 and 2023.

	For the Financial Years Ended May 31,
	2024 (Restated)		2023
	$’000%		$’000%

Depreciation	525	9.7	523	7.9
Salaries and related costs	2,747	51.0	3,787	57.3
Repair and maintenance	46	0.9	71	1.1
Upkeep of motor vehicles	334	6.2	361	5.5
Logistics services	143	2.7	789	11.9
Management fees	267	5.0	263	4.0
Impairment on property, plant and equipment	716	13.3	294	4.5
Allowance for expected credit loss	246	4.6	-	-
Others	363	6.6	516	7.8

Total	5,387	100.0	6,604	100.0

Administrative expenses were at approximately $5.4 million and approximately $6.6 million for the financial years ended May 31, 2024 and 2023, respectively, representing approximately 57.3% and 59.4% of our total revenue for the corresponding financial years.

Staff costs mainly represented salaries, employee benefits and retirement benefit costs to our employees and Directors’ remuneration. The staff costs of our Group were at approximately $2.7 million and approximately $3.8 million for the financial years ended May 31, 2024 and 2023, respectively.

Depreciation expense is charged on our property, plant and equipment, which includes (i) leasehold buildings; (ii) right-of-use assets; (iii) motor vehicles; and (iv) office equipment and furniture and fittings.

Miscellaneous expenses were mainly comprised of insurance expenses, office supplies, legal and professional fees, repair and maintenance, vehicles upkeep and other miscellaneous expenses.

Other Income, Net

The following table sets forth the breakdown of our other income (expense) for the financial years ended May 31, 2024 and 2023.

	For the Financial Years Ended May 31,
	2024	2023
	$’000	$’000

Interest income	*	*
Interest expenses	(41)	(47)
Government grants	110	158
Gain on disposal of property, plant and equipment	7	1
Reversal of allowance for expected credit loss	39	-
Other income	29	108

Total	144	220

*The figures are insignificant.

Interest expenses were approximately $0.04 million for the financial year ended May 31, 2024 and approximately $0.05 million for the financial year ended May 31, 2023 from our bank loans and financing facilities. For more details of our bank borrowings, please see the paragraph headed “Bank Indebtedness” in this section.

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

Net Income (Loss)

As a result of the foregoing, our net loss amounted to approximately $1.0 million and our net income amounted to approximately $0.8 million for the financial years ended May 31, 2024 and 2023, respectively.

Liquidity and Capital Resources

Based on the above considerations, we are of the opinion that we have sufficient funds to meet our working capital requirements and current liabilities as they become due within twelve months from the date of our financial statements are issued. However, there is no assurance that we will be successful in implementing our plans. There are a number of factors that could potentially arise and could undermine our plans, such as changes in the demand for our products, general market conditions and the broader capital market climate, etc.

Cash flows

The following table summarizes our cash flows for the financial years ended May 31, 2025, 2024 and 2023:

	For the Financial Years Ended May 31,
	2025	2024	2023
	$’000	$’000	$’000

Net cash provided by (used in) operating activities	(3,367)	1,000	1,657
Net cash used in investing activities	(4)	(38)	(46)
Net cash provided by (used in) financing activities	5,728	(1,081)	(1,969)
Effect of exchange rate change on cash and cash equivalents	180	(148)	28

Net change in cash and cash equivalents	2,536	(267)	(330)

BEGINNING OF YEAR	190	457	787

END OF YEAR	2,727	190	457

Cash flows from operating activities

For the financial year ended May 31, 2025, our net cash used by operating activities was approximately $3.3 million, which primarily consisted of our net loss of approximately $2.7 million, adding back (i) the non-cash depreciation of property, plant and equipment and right-of-use assets of approximately $0.3 million; (ii) the allowance for expected credit loss of approximately $0.2 million (iii) the increase in accounts payable and accrued liabilities of approximately $0.2 million; (iv) the increase in accounts receivable of approximately $0.03 million; (v) the decrease in inventories of approximately $0.04 million; and (vi) the increase of amount due to related parties of approximately $1.4 million, and was partially offset by (a) the repayment of operating lease liabilities of approximately $0.1 million.

For the financial year ended May 31, 2024, our net cash provided by operating activities was approximately $1.0 million, which primarily consisted of our net loss of approximately $1.0 million, adding back (i) the non-cash depreciation of property, plant and equipment and right-of-use assets of approximately $0.5 million; (ii) the impairment depreciation of property, plant and equipment of approximately $0.7 million; (iii) the increase in accounts payable and accrued liabilities of approximately $0.2 million; (iv) the decrease in accounts receivable of approximately $0.3 million; (v) the decrease in inventories of approximately $0.04 million; (vi) the decrease of amount due to related parties of approximately $0.4 million; and (vii) reversal of the allowance for expected credit loss of approximately $0.2 million, and was partially offset by (a) the decrease of taxes payable of approximately $0.3 million; and (b) the repayment of operating lease liabilities of approximately $0.06 million.

For the financial year ended May 31, 2023, our net cash provided by operating activities was approximately $1.6 million, which primarily consisted of our net income of approximately $0.8 million, adding back (i) the non-cash depreciation of property, plant and equipment and right-of-use assets of approximately $0.5 million; (ii) the impairment of property, plant and equipment of approximately $0.3 million; (iii) the increase in accounts payable of approximately $0.09 million; and (iv) the decrease in accounts receivable of approximately $0.3 million, and was partially offset by (a) the increase in inventories of approximately $0.04 million; (b) the decrease of taxes payable of approximately $0.2 million; and (c) the repayment of operating lease liabilities of approximately $0.02 million.

Cash flows used in investing activities

For the financial year ended May 31, 2025, our net cash used in investing activities was approximately $0.003 million, primarily consisting of the purchase of property, plant and equipment of approximately $0.032 million offset by the proceeds from the disposal of property, plant and equipment of approximately of $0.029 million.

For the financial year ended May 31, 2024, our net cash used in investing activities was approximately $0.04 million, primarily consisting of the purchase of property, plant and equipment of approximately $0.08 million offset by the proceeds from the disposal of property, plant and equipment of approximately of $0.04 million.

For the financial year ended May 31, 2023, our net cash used in investing activities was approximately $0.05 million, primarily consisting of the purchase of property, plant and equipment.

Cash flows used in financing activities

Our cash flows used in financing activities primarily consists of dividend paid, interest paid, repayment of bank borrowings, payment for interest portion of lease liabilities and payment for capital portion of lease liabilities.

For the financial year ended May 31, 2025, our net cash used in financing activities of approximately $6.0 million, which mainly consisted of issuance of new shares of approximately $7.0 million offset by repayment of borrowings of approximately $0.4 million and share buy-back of approximately $0.6 million.

For the financial year ended May 31, 2024, our net cash used in financing activities was approximately $1.1 million, which mainly consisted of bank borrowings and repayment of lease liabilities of approximately $0.4 million and dividend payment of approximately $0.7 million.

For the financial year ended May 31, 2023, our net cash used in financing activities was approximately $2.0 million, which mainly consisted of repayment of bank borrowings of approximately $0.4 million and dividend payment of approximately $1.6 million.

Accounts receivable, net

Our net accounts receivable decreased from approximately $1.7 million as of May 31, 2024 to approximately $1.6 million as of May 31, 2025. The decrease was primarily attributable to lower sales for the financial year ended May 31, 2025.

We did not charge any interest on or hold any collateral as security over these accounts receivable balances. We generally offer credit periods of 30 to 90 days to our customers. We have not had, and do not expect to have, issues collecting payment from these longer aging invoices.

The following table sets forth the ageing analysis of our accounts receivable, net, based on the invoiced date as of the dates mentioned below:

	As of May 31,
	2025	2024
	$’000	$’000

Within 30 days	1,062	840
Between 31 and 60 days	212	343
Between 61 and 90 days	56	228
Over 90 days	294	275

Total accounts receivable, net	1,624	1,686

	As of May 31,
	2025	2024
	$’000	$’000

Third parties	1,941	2,003
Less: Allowance for expected credit loss	(317)	(317)

Total accounts receivable, net	1,624	1,686

Movements in the allowance for expected credit loss are as follows:

	As of May 31,
	2025	2024
	$’000	$’000

Opening balance	317	110
Additions	133	246
Reversal	(148)	(39)
Effect of exchange rate	15	-

Closing balance	317	317

We have a policy for determining the allowance for impairment based on the evaluation of collectability and aging analysis of accounts receivable and on management’s judgement, including the change in credit quality, the past collection history of each customer and the current market condition.

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and the allowance for expected credit loss, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

During the financial years ended May 31, 2025 and 2024, other than the loss allowance provision indicated in the table above, no impairment loss was provided for amounts that were past due.

Accounts payable

The general credit terms from our major suppliers are payment within 30 days. Our accounts payable increased from approximately $0.5 million as of May 31, 2024 to approximately $0.6 million as of May 31, 2025 which was generally in line with the increased purchases from our suppliers. We generally pay our accounts payable within 30 days of receipt of invoice. Our average payables turnover days remained relatively stable and amounted to approximately 50 days and approximately 43 days as of May 31, 2025 and 2024, respectively.

We did not have any material default in payment of accounts payable during the financial years ended May 31, 2025 and 2024.

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

We had the following contractual obligations and lease commitments as of May 31, 2025:

Contractual Obligations	Total	1 Year and below	More than 1 to 3 Years	More than 3 to 5 Years	More than 5 Years
	$’000	$’000	$’000	$’000	$’000

Operating lease commitment	1,100	59	122	127	792
Bank loan repayment	236	236	-	-	-

Total obligations	1,336	295	122	127	792

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this Annual Report, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand and cash flows from our operations.

Bank Indebtedness

	Term of	Annual	As of May 31,
	repayments	interest rate	2025	2024
			$’000	$’000

Term loans	Within 5 years	2.0%	236	606

			236	606
Representing :-
Within 12 months			236	606

			236	606

As of May 31, 2025 and 2024, all bank borrowings were obtained from a financial institution in Singapore, bear annual interest at a fixed rate of 2.0% and mature in December 2025. The bank borrowings are subject to certain financial covenant clauses with which we are not in compliance.

The Company’s bank borrowings currently are guaranteed by a personal guarantee from Mr. Lim CP and a corporate guarantee from E U Holdings.

Capital commitments

For the financial years ended May 31, 2025, 2024 and 2023, we did not have any capital commitments.

Off-Balance Sheet Transactions

As of May 31, 2025, we have not entered into any material off-balance sheet transactions or arrangements.

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

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates in the period include the allowance for expected credit loss on accounts receivables, deposits, prepayments, impairment loss on inventories, assumptions used in assessing right of use assets, and impairment of long-lived assets, and deferred tax valuation allowance.

●	Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

●	Foreign Currency Translation and Transactions

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

The reporting currency of the Company is the United States Dollar or “US$” and the accompanying consolidated financial statements have been expressed in US$. In addition, the Company and subsidiaries are operating in Singapore, maintain their books and records in their local currency, Singapore Dollars or “S$,” which is a functional currency as being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, assets and liabilities of the Company’s subsidiaries for which the functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, Translation of Financial Statement, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statements of changes in shareholders’ equity.

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

Accounts receivable include trade accounts due from customers related to the sale of products.

Accounts receivable are recorded at the invoiced amount. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews the Company’s receivables on a regular basis to determine if the bad debt allowance is adequate, and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all reasonable means of collection have been exhausted and the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

The Company does not hold any collateral or other credit enhancements over its accounts receivable balances.

●	Inventories

Inventories consist of used metal drums, plastic containers, reconditioned drums and certain operating supplies, which are valued at the lower of cost or net realizable value. Cost is determined by the average cost method. The Company records adjustments to its inventory for estimated obsolescence or diminution in net realizable value equal to the difference between the cost of the inventory and the estimated net realizable value. At the point of loss recognition, a new cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

●	Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which the assets become fully operational and after taking into account their estimated residual values:

Expected useful life
Factory and office equipment	5 years
Factory improvement	5 years
Leasehold factory premises	30 years
Furniture and fittings	10 years
Machinery and equipment	10 years
Motor vehicles and forklifts	5 years
Renovation	5 years
Leasehold land	22 years

Expenditure for repairs and maintenance is expensed as incurred. When assets have been retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

●	Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property, plant and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to the estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

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

Product sales consist of a single performance obligation that the Company satisfies at a point in time. The Company recognizes product revenue when the following events have occurred: (a) the Company has transferred physical possession of the products, depending upon the method of distribution and shipping terms set forth in the customer contract, (b) the Company has a present right to payment, (c) the customer has legal title to the products, and (d) the customer bears significant risks and rewards of ownership of the products. Based on the Company’s historical practices and shipping terms specified in the sales agreements and invoices, these criteria are generally met when the products are:

●	Invoiced;
●	Shipped from the Company’s facilities or warehouse (“Ex-works,” which is the Company’s standard shipping term).

For these sales, the Company determines that the customer is able to direct the use of, and obtain substantially all of the benefits from, the products at the time the products are shipped.

The Company records its revenues on product sales, net of goods & services taxes (“GST”), when the services are rendered and the title and risk of loss of products are fully transferred to the customers. The Company is subject to GST which is levied on the majority of the products at the rate of 9% on the invoiced value of sales in Singapore.

Amounts received as prepayment on future products are recorded as customer deposits and recognized as income when the product is shipped.

●	Shipping and Handling Costs

Shipping and handling costs, which are associated with the distribution of our products to customers, were approximately $0.1 million, approximately $0.1 million and approximately $0.1 million during the financial years ended May 31, 2025, 2024 and 2023, and are borne by the Company’s suppliers or distributors.

●	Sales and Marketing

Sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars and other programs.

●	Government Grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant or subsidy; and (b) the grant or subsidy will be received. When the Company receives a government grant or subsidy but the conditions attached to the grant or subsidy have not been fulfilled, such government grant or subsidy is deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is dependent on management’s expectation of when the conditions attached to the grant or subsidy can be fulfilled.

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

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the financial years ended May 31, 2025, 2024 and 2023, the Company did not have any interest and penalties associated with tax positions. As of May 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdictions. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

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

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee services are provided. The Company is required to make contributions under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Singapore. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wage levels.

●	Segment Reporting

FASB ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. For the financial years ended May 31, 2025, 2024 and 2023, the Company has one reporting business segment.

●	Related Parties

The Company follows ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20, related parties include: (a) affiliates of the Company; (b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825-10-15, to be accounted for by the equity method by the investing entity; (c) trusts for the benefit of employees, such as pension and income-sharing trusts that are managed by or under the trusteeship of management; (d) principal owners of the Company; (e) management of the Company; (f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and (g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: (a) the nature of the relationship(s) involved; (b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; (c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and (d) amounts due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

●	Commitments and Contingencies

The Company follows ASC 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

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

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position and results of operations or cash flows.

●	Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, and accounts receivable. Cash and cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Singapore Deposit Protection Board pays compensation up to a limit of S$100,000 (approximately $74,360) if the bank with which an individual/a company hold its eligible deposit fails. As of May 31, 2025, bank and cash balances of approximately $2.7 million were maintained at financial institutions in Singapore, of which approximately $2.6 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the allowance for expected credit loss based on the estimated realizable value. The Company identifies credit risk on a customer-by-customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers has similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

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

The carrying value of the Company’s financial instruments: cash and cash equivalents, accounts receivable, amount due to a related party, accounts payable, income tax payable, other payables and accrued liabilities approximate at their fair values because of the short-term nature of these financial instruments.

Management believes, based on the current market prices or interest rates for similar debt instruments, the fair value of notes payable approximates the carrying amount.

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

Recent Accounting Pronouncements

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure update and simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. Entities shall apply the amendments in this update beginning after effective date on a prospective basis. The Group is in the process of evaluating the effect of the adoption of this ASU.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is also permitted, and entities may apply the amendments in this update prospectively or retrospectively to all prior periods presented in the financial statements. The Group adopted ASU 2023-09 for the year ended May 31, 2025. Refer to Note 11 for Income Tax information.

In November 4, 2024, the FASB has released ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures. The purpose of this update is to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling expenses, general and administrative expenses, and research and development expenses). ASU 2024-04 is effective for all public business entities, for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Any entity qualified as public business (“PBEs”) entity shall apply ASU 2024-04 prospectively to financial statements issued for current period and all comparative periods. PBEs shall apply the amendments in this update either (1) prospectively to financial statements issued for reporting periods after the effective date or (2) retrospectively to any or all prior periods presented in the financial statements. Early adoption is permitted. The Group is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the Group’s consolidated results of operations or financial position. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows, or disclosures.

Impact of Inflation

The year-over-year percentage changes in the consumer price index for 2024 and 2023 were 2.4% and 4.2%, respectively, as reported by the Monetary Authority of Singapore (“MAS”) at https://www.mas.gov.sg/news/consumer-price-developments/2025/consumer-price-developments-in-august-2025. The MAS core inflation as of July 2025 was 0.3% as compared to January 2025 of 0.8% and, barring unforeseen circumstances, we expect it to remain relatively low for the foreseeable future. Inflation in Singapore has not materially affected our profitability and operating results. However, we can provide no assurance that we will be unaffected by higher inflation rates in Singapore or globally in the future.

Seasonality

We have not observed any significant seasonal trends. Our Directors believe that there is no apparent seasonality factor affecting the industry in which our Group operates.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to interest rate risk if we have short-term bank loans outstanding. Although interest rates for our short-term loans, if any, would typically be fixed for the terms of the loans, the terms are typically twelve months and interest rates are subject to change upon renewal.

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

Foreign Exchange Risk

Our reporting currency is the United States Dollar; however, the majority of our revenues and costs and a significant portion of our assets and liabilities are denominated in Singapore Dollars. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the United States Dollar and the Singapore Dollar. If the Singapore Dollar depreciates against the United States Dollar, the value of our Singapore Dollar revenues and assets as expressed in our United States Dollar financial statements will decline.

ITEM 6. DIRECTORS, OFFICERS AND SENIOR MANAGEMENT

6.A. Directors and Executive Officers

The following table sets forth the names, ages and titles of our Directors, Officers and Senior Management:

Name	Age	Title

Executive Directors and Executive Officers:

Mr. Lim Chwee Poh	71	Executive Director and Chief Executive Officer

Mr. Liang Zhao Rong	38	Executive Director and Chief Financial Officer

Mr. Quek Che Wah	59	Deputy Chief Executive Officer

Mr. Lim Tze Chong, Patrick	44	Operations Director

Mr. Lim Tze Ming Kelvin	41	Sales Director

Mr. Lim Kim Seng	63	Sales Director

Independent Directors:

Mr. Han Yee Yen	70	Independent Director

Mr. Chan Chin Hoong	37	Independent Director

Mr. Soh Kar Liang	56	Independent Director

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

Executive Directors and Executive Officers:

Mr. Lim Chwee Poh (“Mr. Lim CP”), our Executive Director and Chief Executive Officer of the Company, was appointed on October 11, 2022. Mr. Lim CP is responsible for the development and execution of our Group’s business strategies and plans and oversees the Group’s financial performance, investments and other business ventures. Mr. Lim CP joined our Group in 1983 as the managing director of Jurong Barrels. Mr. Lim CP was appointed as a Director of Jurong Barrels in 1983 and of JBD Systems in 2017.

Mr. Lim CP has over 51 years of experience in overseeing business operations and strategy. From 1970 to 1982, he was a trader in Lim Chwee Poh Trading Co., a company principally engaged in the trading of scrap metals and cloths. Mr. Lim CP founded our Group in 1983 and has been the managing director since then. Mr. Lim CP obtained the Primary School Leaving Examination (PSLE) qualification in Singapore.

Mr. Lim CP is the spouse of Ms. Siow KL, the father of Mr. Lim TC and Mr. Lim TM and brother of Mr. Lim KS.

Mr. Liang Zhao Rong is our Executive Director and Chief Financial Officer of the Company, and was appointed on October 11, 2022. Mr. Liang is responsible for the overall management of the accounts and budgets of our Group as well as overseeing the administrative and human resources department. Mr. Liang joined our Group in 2016 as the finance and administration manager. Mr. Liang was appointed as a Director of Jurong Barrels and JBD Systems in 2022.

Mr. Liang has over 11 years of experience in managing accounts and finance of businesses. From 2010 to 2013, he was an accounts executive in XMH Holdings Ltd, a company principally engaged in the sales of marine engines and spare parts. From 2013 to 2016, Mr. Liang was a finance analyst at Amanresorts International Pte. Ltd., a company principally engaged in managing hotels and resorts under the Aman group.

Mr. Liang obtained a Bachelor of Science degree in Accounting and Finance from the University of London in 2010. Mr. Liang is also a member of the CPA Australia since 2025

Mr. Quek Che Wah is our Deputy Chief Executive Officer of the Company and appointed on October 11, 2022. Mr. Quek is responsible for the operations, sales, procurement and daily company co-ordination of our Group. Mr. Quek joined our Group in 2016 as the general manager of Jurong Barrels and has served since 2016.

Mr. Quek has over 39 years of experience in working in injection and molding and manufacturing companies. From 1983 to 1989, Mr. Quek worked at a plastic injection molding and manufacturing company and metal parts manufacturing company. From 1989, Mr. Quek worked as an assistant product supervisor at Miyoshi Precision (S) Pte. Ltd. From 1994 to 2000, Mr. Quek was a quality control and production manager in Sam-Plus Manufacturing Pte. Ltd., a company principally engaged in high precision engineering of plastic connector injection molding and mold manufacturing. From 2001 to 2007, he was a director and factory manager in PT Sam-Plus Indotama Industry, a company which is principally engaged in high precision engineering of plastic connector injection molding and mold manufacturing. From 2007 to 2016, he was a logistics manager in Nilfisk Pte. Ltd., a company principally engaged in the manufacturing of industrial and professional cleaning machines and equipment.

Mr. Quek obtained a national technical certificate in NTC - 2 Precision Tooling (Press Tool) from the Institute of Technical Education Singapore in 1994 and a Diploma in Integrated Logistics Management (Synchronous E-learning) from the Logistics Academy of Singapore in 2011.

Mr. Lim Tze Chong, Patrick (“Mr. Lim TC”) is our Operations Director of the Company and was appointed on October 11, 2022. Mr. Lim TC is responsible for overseeing the overall operations of our Group. Mr. Lim TC joined our Group in 2001 as the operations director of Jurong Barrels.

Since 2017, Mr. Lim TC has served as a Director of JBD Systems.

Mr. Lim TC obtained a diploma from Ngee Ann Polytechnic in Singapore in 2001.

Mr. Lim TC is the son of Mr. Lim CP and Ms. Siow KL, brother of Mr. Lim TM and nephew of Mr. Lim KS.

Mr. Lim Tze Ming, Kelvin (“Mr. Lim TM”) is our Sales Director of the Company and appointed on October 11, 2022. Mr. Lim TM is responsible for managing and overseeing the sales operations of our Group. Mr. Lim TM joined our Group in 1999 as the sales coordinator. He was promoted to his current position in 2003 as sales director of Jurong Barrels.

Mr. Lim TM obtained the Secondary 3 / Express Stream Leaving Certificate from Fairfield Methodist Secondary School in Singapore in 1999.

Mr. Lim TM is the son of Mr. Lim CP and Ms. Siow KL, brother of Mr. Lim TC and nephew of Mr. Lim KS.

Mr. Lim Kim Seng (“Mr. Lim KS”) is our Sales Director of the Company and appointed on October 11, 2022. Mr. Lim KS is responsible for the business strategies and plans, communications with shareholders and investments of our Group. Mr. Lim KS joined our Group since 1983 as a Director of Jurong Barrels.

From 1970 to 1982, Mr. Lim KS was a trader in Lim Chwee Poh Trading Co., a company principally engaged in the trading of scrap metals and cloths. Since 1983, he has been a Director of Jurong Barrels and he was responsible for (i) Jurong Barrels’ business strategies in order to attain the goals of the board and shareholders; (ii) providing strategic advice to the board so that they will have accurate view of the market and Jurong Barrels’ future; (iii) preparing and implementing comprehensive business plans to facilitate achievement by planning cost-effective operations and market development activities; (iv) communicating and maintaining trust relationships with shareholders, business partners and authorities; (v) overseeing Jurong Barrels’ investments and other business ventures; (vi) analyzing problematic situations and occurrences and providing solutions to ensure the survival and growth of Jurong Barrels.

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

Mr. Han has over 42 years of experience in auditing, accounting, and financial management as a financial controller in different industries. From October 2010 to December 2014, Mr. Han was the group chief financial officer of Jubilee Industries Holdings Ltd., a company whose shares are listed on the Catalist of the Singapore Exchange Securities Trading Limited (stock code: NHD). From December 2014 to July 2015, Mr. Han was the group financial controller of 800 Super Holdings Limited, a company whose shares were previously listed on the Catalist of the Singapore Exchange Securities Trading Limited. From September 2015 to March 2019, Mr. Han was the group financial controller of Kee Song Food Corporation (S) Pte Ltd, a subsidiary of Kee Song Bio-Technology Holdings Limited, a company whose shares are listed on the Taiwan Stock Exchange Corporation (stock code 1258), where he was responsible for handling the group’s financial and accounting matters, ensuring compliance with the Taiwan listing rules and regulations and overseeing the IT department. Since April 2019, Mr. Han works at Y Y Han Management Enterprise as a sole proprietor, where he provides accounting and finance services to small and medium-sized enterprises clients. On 2024, Mr. Han has been the chief financial officer of SKK Holdings Limited, a company listed on Nasdaq (stock code: SKK). Since 2024, Mr. Han has been an independent non-executive director in INNEOVA Holdings Limited, a company specializing in distribution of spare-parts whose shares are listed on the Nasdaq (stock code: INEO).

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

Mr. Chan has been in the audit and accounting field for over 10 years. From 2011 to 2012, Mr. Chan worked as an audit associate at Cheng & Co. in Malaysia. From 2012 to 2013, Mr. Chan worked as a senior audit associate at KPMG in Malaysia. From 2013 to 2018, Mr. Chan worked as audit assistant manager at BDO LLP in Singapore. Since 2018, Mr. Chan has been the Finance & HR Manager of Signmechanic Pte Ltd in Singapore. Since 2023, Mr. Chan has been an independent non-executive director in Multi Ways Holdings Limited, a company specializing in heavy construction equipment whose shares are listed on the New York Stock Exchange (stock code: MWG). Since 2024, Mr. Chan has been an independent non-executive director in SKK Holdings Limited, a company specializing in civil engineering whose shares are listed on the Nasdaq (stock code: SKK).

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

Mr. Soh has almost 31 years of experience as a legal practitioner. Since 2012, he has been the managing director of the Singapore law firm Ella Cheong LLC. His core practice areas are intellectual property specializations in trademarks, patents and copyright. In addition to overseeing and supervising the firm’s business operations, employees, business development, and strategies, he holds key appointments in professional associations and is a frequent and well-regarded speaker at local and international events.

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

Committees of our Board of Directors

We have established an audit committee, a compensation committee and a nomination committee, each of which operates pursuant to a charter adopted by our Board. Our Board may also establish other committees from time to time to assist our Company and our Board. The composition and functioning of all of our committees comply with all applicable requirements of the Sarbanes-Oxley Act of 2002 and with Nasdaq and SEC rules and regulations, if applicable. Each committee’s charter is available on our website at https://jbdiholdings.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this Annual Report.

Audit committee

Mr. Han Yee Yen, Mr. Chan Chin Hoong and Mr. Soh Kar Liang, all of whom are independent Directors, serve on the audit committee, which is chaired by Mr. Han Yee Yen. Our Board has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board has designated Mr. Han Yee Yan as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;
●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;
●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;
●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;
●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;
●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;
●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions;
●	reviewing earnings releases; and
●	implementing the Company’s Cybersecurity Policy.

Compensation committee

Mr. Chan Chin Hoong, Mr. Han Yee Yen and Mr. Soh Kar Liang, all of whom are independent Directors, serve on the compensation committee, which is chaired by Mr. Chan Chin Hoong. Our Board has determined that each such member satisfies the “independence” standards identified in the Nasdaq Company Guide. The compensation committee’s responsibilities include:

●	evaluating the performance of our Chief Executive Officer in light of our company’s corporate goals and objectives and, based on such evaluation: (i) recommending to our Board the cash compensation of our Chief Executive Officer, and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;
●	reviewing and recommending to our Board the cash compensation of our other Executive Officers;
●	reviewing and establishing our overall management compensation, philosophy and policy;
●	overseeing and administering our compensation and similar plans;
●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq listing rules;
●	retaining and approving the compensation of any compensation advisors;
●	reviewing and approving our policies and procedures for the grant of equity-based awards;
●	reviewing and recommending to our Board the compensation of our Directors;
●	preparing the compensation committee report required by SEC rules, if and when required; and
●	implementing the Company’s Compensation Recovery Policy in the event of a restatement of the Company’s financial statements.

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

Our nomination committee and our Board consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and our Board’s priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Foreign Private Issuer Status

The Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of the following:

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

Compensation of Directors and Executive Officers

For the financial year ended May 31, 2025, we paid an aggregate of approximately S$1.1 million in cash to our Directors and Executive Officers. For the financial year ended May 31, 2024, we paid an aggregate of approximately S$1.1 million in cash to our Executive Directors and Executive Officers. For the financial year ended May 31, 2023, we paid an aggregate of approximately S$1.1 million in cash to our Executive Directors and Executive Officers.

Summary Compensation Table

	Compensation Paid
Name and Principal Position	Year	Salary (S$’000)	Bonus (S$’000)
Mr. Lim Chwee Poh, Executive Director and Chief Executive Officer	2025	334	-
	2024	334	27
	2023	333	41

Mr. Liang Zhao Rong, Executive Director and Chief Financial Officer	2025	98	8
	2024	99	8
	2023	91	12

Mr. Quek Che Wah, Deputy Chief Executive Officer	2025	98	8
	2024	99	8
	2023	92	12

Mr. Lim Tze Chong, Patrick, Operations Director	2025	167	8
	2024	177	17
	2023	199	25

Mr. Lim Tze Ming, Kelvin, Sales Director	2025	98	8
	2024	98	8
	2023	84	12

Mr. Lim Kim Seng, Sales Director	2025	181	13
	2024	186	16
	2023	193	24

Mr. Han Yee Yen, Independent Director	2025	23	-
	2024	-	-
	2023	-	-

Mr. Chan Chin Hoong, Independent Director	2025	18	-
	2024	-	-
	2023	-	-

Mr. Soh Kar Liang, Independent Director	2025	18	-
	2024	-	-
	2023	-	-

Employment Agreements

Employment Agreement between Mr. Lim Chwee Poh and Jurong Barrels

We have entered into an Employment Agreement dated August 01, 2024 with Mr. Lim Chwee Poh pursuant to which he is employed as the Chief Executive Officer of Jurong Barrels. The agreement provides for a monthly base salary in the amount of S$27,223. Mr. Lim CP’s employment will continue indefinitely, subject to termination by either party to the agreement upon 6 months’ prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Mr. Lim CP shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with the Group.

Employment Agreement between Mr. Liang Zhao Rong and Jurong Barrels

We entered into an Employment Agreement dated August 01, 2024 with Mr. Liang Zhao Rong pursuant to which he was employed as the Chief Financial Officer of Jurong Barrels. The agreement provides for a monthly base salary in the amount of S$8,000. Under the terms of the agreement, Mr. Liang Zhao Rong’s employment will continue indefinitely, subject to termination by either party to the agreement upon 6 months’ written notice or the equivalent salary in lieu of such notice. The agreement also provides that Mr. Liang Zhao Rong shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with the Group.

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

Under the Directors’ Agreements, the initial annual Director fees that are payable to our Independent Directors are S$30,000 to Mr. Han Yee Yen, S$24,000 to Mr. Chan Chin Hoong and S$24,000 to Mr. Soh Kar Liang. Such Director fees are payable in cash on a monthly basis.

In addition, our Directors will be entitled to participate in such share option scheme as may be adopted by the Company, as amended from time to time. The number of options granted and the terms of those options will be determined from time to time by a vote of our Board; provided that each Director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that Director.

Other than as disclosed above, none of our Directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following table sets forth information regarding beneficial ownership of our capital stock by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;
●	each of our named Executive Officers;
●	each of our Directors; and
●	all of our current Executive Officers and Directors as a group.

Applicable percentage ownership is based on 19,029,064 Ordinary Shares of our Company issued and outstanding as of the date of this Annual Report.

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

The Company currently has 5 record holders of its Ordinary Shares. Unless otherwise noted below, the address of each person listed on the table is 34 Gul Crescent, Singapore 629538.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owners	Number	Percentage

Named Executive Directors and Executive Officers:
Mr. Lim Chwee Poh(1)	833,584	4.38%

Mr. Liang Zhao Rong	-	-

Mr. Quek Che Wah	-	-

Mr. Lim Tze Chong, Patrick(2)	2,497,148	13.12%

Mr. Lim Tze Ming, Kelvin(2)	-	-

Mr. Lim Kim Seng(3)	833,584	4.38%

Independent Directors:
Mr. Han Yee Yen	-	-

Mr. Chan Chin Hoong	-	-

Mr. Soh Kar Liang	-	-

All Directors and Executive Officers as a group	4,164,316	21.88%

5% Shareholders:
E U Holdings Pte. Ltd.(4)	7,895,820	41.49%

Ms. Siow Kim Lian(5)	2,497,148	13.12%

(1)	Mr. Lim Chwee Poh is the spouse of Ms. Siow Kim Lian, the father of Mr. Lim Tze Chong, Patrick and Mr. Lim Tze Ming, Kelvin and the brother of Mr. Lim Kim Seng.
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

Related Party Transactions

	For the Financial Years Ended May 31,
	2025	2024	2023
	$’000	$’000	$’000

Nature of transactions

KDS Steel Pte Ltd(1)(4)
- Logistics services	1,209	802	789
- Utilities	69	71	72

E U Holdings Pte. Ltd.(2)
- Management fees	90	267	263
- Professional fees	664	-	-

INNEOVA Industrial Pte Ltd(3)
- Sales	1	1	-
- Upkeep of machinery	-	*	-
- Upkeep of motor vehicles	-	*	-

*	The figures are insignificant.

(1)	E U Holdings Pte. Ltd. is the controlling shareholder of JBDI Holdings Limited and KDS Steel Pte Ltd.
(2)	E U Holdings Pte. Ltd. is owned as to 50% by Mr. Neo Chin Heng and 50% by Mr. Ng Eng Guan.
(3)	INNEOVA Industrial Pte Ltd (f.k.a Filtec Private Limited) is a company incorporated in Singapore and indirectly majority owned by Soon Aik Global Pte Ltd. Soon Aik Global Pte Ltd is a company incorporated in Singapore and owned 25% by Mr. Neo Chin Heng.
(4)	KDS Steel Pte Ltd is company incorporated in Singapore and owned 50% by Mr. Neo Chin Heng and 50% by Mr. Ng Eng Guan. E U Holdings Pte. Ltd. had divested KDS Steel Pte Ltd to 3rd party company on July 22, 2025.

INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

LEGAL PROCEEDINGS

Not Applicable

ITEM 8. FINANCIAL INFORMATION

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18. - “Financial Statements.”

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

Our Ordinary Shares commenced trading on the Nasdaq Capital Market on August 27, 2024 under the symbol “JBDI.” The CUSIP number for our Ordinary Shares is G50883 100.

Transfer Agent

The transfer agent and registrar for the Ordinary Shares of the Company is VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598; telephone: 212-828-8436, toll-free: 855-9VSTOCK; Facsimile: 646-536-3179.

ITEM 10. ADDITIONAL INFORMATION

We are an exempted company incorporated with limited liability in the Cayman Islands. Our affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act (as revised) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands.

A copy of our Amended and Restated Memorandum and Articles of Association (the “Memorandum” and the “Articles of Association,” respectively) were filed as exhibit 3.1 to our registration statement filed with the SEC on May 2, 2024.

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

Except in so far as the rights attaching to, or the terms of issue thereof, any share may otherwise provide:

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

General Meetings of Shareholders

Our Company must hold an annual general meeting each financial year other than the financial year of our Company’s adoption of our Amended and Restated Articles of Association in accordance with the Amended and Restated Articles of Association.

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

Dividends and Dividend Policy

The dividend declared for the financial year ended May 31, 2023 had been paid in 2025. No dividends have been declared or paid by the companies comprising our Group for the financial years ended May 31, 2025 or 2024.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The Company is currently not subject to significant interest rate risk due to its lack of outstanding short term loans or large deposit accounts.

Foreign Currency Exchange Rates

	May 31, 2025	May 31, 2024
Year-end US$:S$ exchange rate	1,2893	1.3509
Average US$:S$ exchange rate	1.3333	1.3465

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

As of the end of the period covered by this Annual Report, our Chief Executive Officer and Principal Accounting Officer (the “Certifying Officer”) conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, the Certifying Officer has concluded that our disclosure controls and procedures were effective to ensure that material information is recorded, processed, summarized and reported by our management on a timely basis in order to comply with our disclosure obligations under the Exchange Act and the rules and regulations promulgated thereunder.

Pursuant to the JOBS Act, we qualify as an “emerging growth company as we recorded revenues less than US$1.235 billion in our most recent financial year, which allows us to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting for the financial year ended May 31, 2025 using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting for the financial year ended May 31, 2025, the material weaknesses identified related to our lack of sufficient full-time resources with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues.

Changes in Internal Control over Financial Reporting

During the financial year ended May 31, 2025, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that the Company has at least one audit committee financial expert serving on its audit committee. Our Board of Directors has determined that each member of our audit committee is “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Directors have designated Mr. Han Yee Yan as an “audit committee financial expert,” as defined under the applicable rules of the SEC.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following are the fees billed to us by our auditors during the financial years ended May 31, 2025 and 2024:

	Financial Years Ended May 31,
	2025	2024
	$’000	$’000
Audit Fees	85	100
Audit Related Fees	30	-
Tax Fees	-	-
All Other Fees	-	-

Total	115	100

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

Currently, we plan to rely on home country practice with respect to certain corporate governance matters. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Between May 13, 2025 and September 4, 2025, the Company repurchased an aggregate of 758,436 of its publicly traded Ordinary Shares in accordance with the following table:

Period	Total number of shares purchased(1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs

May 13, 2025 – May 29, 2025	533,029	$1.0710	533,029	$429,123.86
June 1 2025 – June 30, 2025	95,221	$1.0995	95,221	$324,426.14
July 1, 2025 - July 31, 2025	64,346	$0.9833	64,346	$261,154.59
August 1, 2025 – August 31, 2025	55,145	$0.9715	55,145	$207,582.60
September 1, 2025 – September 30, 2025	10,695	$0.9997	10,695	$196,890.73

(1) On April 9, 2025, the Board of Directors approved a share repurchase program (the “Share Repurchase Program”) pursuant to which the Company may repurchase up to US$1.0 Million worth of its Ordinary Shares. All 758,436 shares repurchased as of the date of this Annual Report were purchased in open market transactions. The Share Repurchase Program may continue until the full US$1.0 million worth of the Company’s Ordinary Shares have been repurchased.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Appointment of New Independent Registered Public Accounting Firm

On June 13, 2025, the Company engaged YCM CPA INC. (“YCM”) as its new independent registered public accounting firm. YCM’s appointment as the Company’s independent registered public accounting firm for the financial year ended May 31, 2025 was ratified by the Company’s shareholders at the Company’s Annual General Meeting of Shareholders held on June 9, 2025.

During the two most recent financial years and through the date of YCM’s engagement, we did not consult with YCM regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements; or (ii) any matter that was either the subject of a disagreement or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K). In approving the selection of YCM as the Company’s new independent registered public accounting firm, our Board of Directors considered all relevant factors, including qualifications, manpower resources, expertise and fees.

On June 13, 2025, the Company dismissed Onestop Assurance PAC (“Onestop”) as the independent registered public accounting firm for the Company.

Onestop’s audit report on the Company’s financial statements as of and for the financial year ended May 31, 2024 did not contain an adverse opinion nor a disclaimer of opinion and was not qualified nor modified as to uncertainty, audit scope or accounting principles.

From Onestop’s appointment to the date of its resignation, there were (i) no disagreements between the Company and Onestop on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Onestop, would have caused Onestop to make reference to the subject matter of the disagreement in its report on the financial statements for such year, and (ii) no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

We provided Onestop with a copy of this disclosure before this filing was made with the SEC. We requested that Onestop provide us with a letter addressed to the SEC stating whether or not it agrees with the above statements, and we received a letter from Onestop stating that it agrees with the above statements. A copy of such letter, dated October 14, is filed as Exhibit 15.1 to this Annual Report.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of the Shareholder Approval Requirements under Section 5635 of the Nasdaq listing rules and the requirement under Section 5605(b)(2) of the Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present. Accordingly, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3.D. Key Information-Risk Factors-Risks Related to Our Securities-As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of its securities by Directors, senior management and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and the listing standards of Nasdaq.

The Insider Trading Policy is filed as Exhibit 11.2 to this Annual Report.

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

We presently do not engage third parties to assist with evaluating the effectiveness of our risk-management and cybersecurity practices. The Company did not have any material cybersecurity breaches during the financial year ended May 31, 2025.

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

JBDI HOLDINGS LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of JBDI Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of JBDI Holdings Limited and its subsidiaries (collectively referred to as the “Company”) as of May 31, 2025, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year ended May 31, 2025 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Company as of May 31, 2025, and the results of its operations and its cash flows for the year ended May 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company reported a net operating loss of $2.9 million and a cash outflow from operating activities of $3.3 million for the financial year ended May 31, 2025, compared to $2.7 million of cash and cash equivalents and $3.3 million of working capital for the financial year ended May 31, 2025. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ YCM CPA INC.

PCAOB ID 6781

We have served as the Company’s auditor since 2025.

Irvine, California
October 14, 2025

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Onestop Assurance PAC

PCAOB ID 6732

We served as the Company’s auditor from 2022 to 2024.

Singapore
October 18, 2024

JDBI HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”))

	As of May 31,
	2025	2024
	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	2,727	190
Accounts receivable, net	1,624	1,686
Inventories	268	291
Deposits, prepayments and other receivables	132	311

Total current assets	4,751	2,478

Non-current assets:
Property and equipment, net	703	921
Right-of-use assets	1,041	1,056

Total non-current assets	1,744	1,977

TOTAL ASSETS	6,495	4,455

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	1,173	965
Amounts due to related parties	3	1,316
Bank borrowings	236	606
Lease liabilities	73	111
Income tax payable	9	9

Total current liabilities	1,494	3,007

Long-term liabilities:
Lease liabilities	1,041	1,064

Total long-term liabilities	1,041	1,064

TOTAL LIABILITIES	2,535	4,071

Shareholders’ equity
Ordinary Shares, par value US$0.0005, 1,000,000,000 Ordinary Shares authorized, 19,787,500 Ordinary Shares issued and 19,254,471 outstanding as of May 31, 2025; 18,037,500 Ordinary Shares issued and outstanding as of May 31, 2024	10	9
Additional paid-in capital	8,200	1,503
Treasury shares, at cost: 533,029 and nil shares, respectively	(571)	-
Capital reserves	2	2
Accumulated deficit	(3,627)	(907)
Accumulated other comprehensive loss	(54)	(223)

Total shareholders’ equity	3,960	384

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,495	4,455

The accompanying notes are an integral part of these consolidated financial statements.

JDBI HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Currency expressed in United States Dollars (“US$”))

	For the Financial Years Ended May 31,
	2025	2024	2023
		(As restated)
	$’000	$’000	$’000

Revenue, net	8,445	9,394	11,122

Cost of revenue	(5,089)	(5,119)	(3,524)

Gross profit	3,356	4,275	7,598

Operating cost and expenses:
Selling and distribution	(140)	(133)	(127)
General and administrative	(6,136)	(5,388)	(6,604)

Total operating cost and expenses	(6,276)	(5,521)	(6,731)

Income (loss) from operations	(2,920)	(1,246)	867

Other income:
Gain from disposal of plant and equipment	28	7	1
Interest income	4	*	*
Interest expense	(34)	(41)	(47)
Government grant	32	110	158
Reversal of allowance for expected credit loss	148	39	-
Other income	23	29	108

Total other income, net	201	144	220

Income (loss) before income taxes	(2,719)	(1,102)	1,087

Income tax refund (expense)	(1)	125	(281)

NET INCOME (LOSS)	(2,720)	(977)	806

Net income (loss) per share
Basic and Diluted	(0.14)	(0.05)	0.04

Weighted average number of Ordinary Shares outstanding**
Basic and Diluted (’000)	19,254	18,038	18,038

NET (LOSS) INCOME	(2,720)	(977)	806

Other comprehensive income (loss):
Foreign currency translation adjustment	169	(143)	16

TOTAL COMPREHENSIVE INCOME (LOSS)	(2,551)	(1,120)	822

*	The figures are insignificant.
**	Ordinary Shares and per share data are presented on a retroactive basis to reflect the Ordinary Shares issuance and the share split

The accompanying notes are an integral part of these consolidated financial statements.

JBDI HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Currency expressed in United States Dollars (“US$”))

	Ordinary Shares*		Additional	Accumulated other		Retained earnings/		Total
	No. of shares	Amount	paid-in capital	comprehensive loss	Capital reserves	(Accumulated deficit)	Treasury shares	shareholders’ equity
	’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance as of June 1, 2022	18,038	9	1,503	(96)	2	287	-	1,705

Net income for the year	-	-	-	-	-	806	-	806
Dividend declared for the year	-	-	-	-	-	(1,023)	-	(1,023)
Foreign currency translation adjustment	-	-	-	16	-	-	-	16

Balance as of May 31, 2023	18,038	9	1,503	(80)	2	70	-	1,504

Net loss for the year	-	-	-	-	-	(977)	-	(977)
Foreign currency translation adjustment	-	-	-	(143)	-	-	-	(143)

Balance as of May 31, 2024	18,038	9	1,503	(223)	2	(907)	-	384

Net loss for the year	-	-	-	-	-	(2,720)	-	(2,720)
Issuance of shares, net of offering	1,750	1	6,697	-	-	-	-	6,698
Shares repurchased by the Company	(533)	-	-	-	-	-	(571)	(571)
Foreign currency translation adjustment	-	-	-	169	-	-	-	169

Balance as of May 31, 2025	19,254	10	8,200	(54)	2	(3,627)	(571)	3,960

*	Ordinary Shares and per share data are presented on a retroactive basis to reflect the ordinary shares issuance and share split

The accompanying notes are an integral part of these consolidated financial statements.

JBDI HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”))

	For the Financial Years Ended May 31,
	2025	2024	2023
	$’000	$’000	$’000

Cash flows from operating activities:
Net income (loss)	(2,720)	(977)	806
Adjustments to reconcile net income or loss to net cash provided by (used in) operating activities
Depreciation of property and equipment	284	463	448
Amortization of right-of-use assets	63	62	27
Allowance for expected credit loss	359	246	-
Reversal of the allowance for expected credit loss	(148)	(39)	-
Impairment of property and equipment	-	716	294
Gain from disposal of property and equipment	(28)	(7)	(1)

Change in operating assets and liabilities:
Accounts receivable and deposits, prepayments and other receivables	119	290	250
Inventories	37	43	(39)
Accounts payable and accrued liabilities	160	159	86
Amount due to related parties	(1,377)	409	-
Repayment of operating lease liabilities	(116)	(56)	-
Income tax payable	-	(309)	(214)

Net cash provided by (used in) operating activities	(3,367)	1,000	1,657

Cash flows from investing activities:
Purchase of property and equipment	(32)	(81)	(46)
Proceeds from disposal of property and equipment	28	43	-

Net cash used in investing activities	(4)	(38)	(46)

Cash flows from financing activities:
Repayment of bank borrowings	(399)	(373)	(365)
Repurchases of shares	(571)	-	-
Net proceeds from issuance of shares	6,698	-	-
Dividend payments	-	(666)	(1,586)
Repayment of finance lease liabilities	-	(42)	(18)

Net cash provided by (used in) financing activities	5,728	(1,081)	(1,969)

Effect of exchange rate change on cash and cash equivalents	180	(148)	28

Net change in cash and cash equivalents	2,536	(267)	(330)

BEGINNING OF YEAR	190	457	787

END OF YEAR	2,727	190	457

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	-	308	531
Cash paid for interest	34	41	47

*	The figures are insignificant.

The accompanying notes are an integral part of these consolidated financial statements.

JBDI HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED MAY 31, 2025, 2024 AND 2023

(Currency expressed in United States Dollars (“US$”))

NOTE 1－ BUSINESS OVERVIEW AND BASIS OF PRESENTATION

JBDI Holdings Limited (“JBDI Holdings”) was incorporated in the Cayman Islands on October 11, 2022 under the Companies Act as an exempted company with limited liability. The authorized share capital was $500,000 divided into 500,000,000 Ordinary Shares, par value $0.001 each. On February 7, 2024, for purposes of a recapitalization in anticipation of the initial public offering, the Company’s shareholders passed resolutions to effect a 1:2 share sub-division (a “forward stock split”) and to change the Company’s authorized share capital to $500,000 divided into 1,000,000,000 ordinary shares, of a par value of $0.0005 each.

JBDI Holdings, through its subsidiaries (collectively referred to as the “Company”), is mainly engaged in the reconditioning and recycling of containers in Singapore. The Company has over twenty (20) years of experience in the reconditioning and recycling of containers in the recycling industry.

Description of subsidiaries incorporated and controlled by the Company

Name	Background	Effective ownership

JBDI	British Virgin Islands company Incorporated on October 10, 2022 Issued and outstanding 10,000 ordinary shares for US$10,000 Investment holding Provision of investment holding	100% owned by JBDI Holdings

Jurong Barrels	Singaporean company Incorporated on November 17, 1983 Issued and outstanding 2,000,000 ordinary shares for S$2,000,000	100% owned by JBDI

JBD Systems	Singaporean company Incorporated on May 4, 2017 Issued and outstanding 100 ordinary shares for S$100	100% owned by Jurong Barrels

Reorganization

Since 2022, the Company has completed several transactions for the purposes of a group reorganization, as below:-

On October 10, 2022, E U Holdings, Mr. Lim CP, Ms. Siow KL, Mr. Lim KS, Mr. Lim TC (initial shareholders) and Arc Development entered into the Acquisition Agreement, pursuant to which Arc Development acquired 490 Ordinary Shares of JBDI (representing approximately 4.9% shareholding interest in JBDI) from E U Holdings, Mr. Lim CP, Ms. Siow KL, Mr. Lim KS and Mr. Lim TC for consideration of US$800,000. As a term of the acquisition, E U Holdings, Mr. Lim CP, Ms. Siow KL, Mr. Lim KS and Mr. Lim TC undertook to transfer the entire issued share capital of Jurong Barrels to JBDI. Following such transfer, E U Holdings owns 5,705 Ordinary Shares, Mr. Lim CP owns 474 Ordinary Shares, Ms. Siow KL owns 1,426 Ordinary Shares, Mr. Lim KS owns 474 Ordinary Shares, Mr. Lim TC owns 1,426 Ordinary Shares and Arc Development owns 490 Ordinary Shares, respectively.

On October 10, 2022, E U Holdings entered into a transfer agreement with Goldstein for the transfer of 4.90% of the issued share capital of JBDI.

On January 12, 2023, E U Holdings, Mr. Lim CP, Ms. Siow KL, Mr. Lim KS, Mr. Lim TC and JBDI entered into a sale and purchase agreement pursuant to which E U Holdings, Mr. Lim CP, Ms. Siow KL, Mr. Lim KS and Mr. Lim TC transferred their entire shareholding interest in Jurong Barrels to JBDI. The consideration was settled by JBDI allotting and issuing 1 Ordinary Share to each of E U Holdings, Mr. Lim CP, Ms. Siow KL, Mr. Lim KS and Mr. Lim TC credited as fully paid.

On May 30, 2023, E U Holdings, Mr. Lim CP, Ms. Siow KL, Mr. Lim KS, Mr. Lim TC, Goldstein, Arc Development and JBDI Holdings entered into a reorganization agreement, pursuant to which E U Holdings, Mr. Lim CP, Ms. Siow KL, Mr. Lim KS, Mr. Lim TC, Goldstein and Arc Development transferred their respective 5,216 Ordinary Shares, 475 Ordinary Shares, 1,427 Ordinary Shares, 475 Ordinary Shares, 1,427 Ordinary Shares, 490 Ordinary Shares and 490 Ordinary Shares, respectively, to JBDI Holdings. The consideration was settled by JBDI Holdings issuing 4,704,179 Ordinary Shares, 429,292 Ordinary Shares, 1,286,074 Ordinary Shares, 429,292 Ordinary Shares, 1,286,074 Ordinary Shares, 441,919 Ordinary Shares and 441,919 Ordinary Shares to E U Holdings, Mr. Lim CP, Ms. Siow KL, Mr. Lim KS, Mr. Lim TC, Goldstein and Arc Development, respectively, credited as fully paid.

Prior to a group reorganization, JBDI was the holding company of a group of companies comprised of Jurong Barrels and JBD Systems. JBDI was held as to 52.16% by E U Holdings, 4.76% by Mr. Lim CP, 14.26% by Ms. Siow KL, 4.76% by Mr. Lim KS, 14.26% by Mr. Lim TC, 4.90% by Goldstein and 4.90% by Arc Development, the latter two of which are independent third parties. Upon completion of the reorganization, E U Holdings owns 4,704,180 Ordinary Shares, Mr. Lim CP owns 429,292 Ordinary Shares, Ms. Siow KL owns 1,286,074 Ordinary Shares, Mr. Lim KS owns 429,292 Ordinary Shares, Mr. Lim TC owns 1,286,074 Ordinary Shares, Goldstein owns 441,919 Ordinary Shares and Arc Development owns 441,919 Ordinary Shares of the Company, respectively, and JBDI, Jurong Barrels and JBD Systems become directly/indirectly owned subsidiaries.

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

NOTE 2－SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Certain items in the financial statements of the comparative period have been reclassified to conform to the financial statements for the current period. The reclassification has no impact on the total assets, liabilities and ending shareholders’ equity for the financial years ended May 31, 2025 and 2024.

●	Going Concern

The accompanying consolidated financial statements have been prepared using the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. In the consolidated financial statements, the Company reported a net operating loss of $2.9 million and a cash outflow from operating activities of $3.4 million for the financial year ended May 31, 2025, compared to $2.7 million of cash and cash equivalents and $3.3 million of working capital for the financial year ended May 31, 2025. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

While the Company has not yet achieved profitability, current cash reserves are expected to be sufficient to support operations and meet obligations for at least the next 12 months. Management has concluded that there is no substantial doubt about the Company’s ability to continue as a going concern within 12 months from the date of the financial statement issuance.

These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

●	Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the financial years presented. Significant accounting estimates in the year include the allowance for expected credit loss on accounts receivables, deposits, prepayments, impairment loss on inventories, assumptions used in assessing right-of-use assets and impairment of long-lived assets, and deferred tax valuation allowance.

●	Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

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

Translation of amounts from S$ into US$ has been made at the following exchange rates for the financial years ended May 31, 2025 and 2024:

	May 31, 2025	May 31, 2024

Year-end US$:S$ exchange rate	1,2893	1.3509
Average US$:S$ exchange rate	1.3333	1.3465

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

Accounts receivable include trade accounts due from customers related to the sale of products.

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

Inventories consist of used metal drums, plastic containers, reconditioned drums and certain operating supplies, which are valued at the lower of cost or net realizable value. Cost is determined by the average cost method. The Company records adjustments to its inventory for estimated obsolescence or diminution in net realizable value equal to the difference between the cost of the inventory and the estimated net realizable value. At the point of loss recognition, a new cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

●	Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Factory and office equipment	5 years
Factory improvement	5 years
Leasehold factory premises	30 years
Furniture and fittings	10 years
Machinery and equipment	10 years
Motor vehicles and forklifts	5 years
Renovation	5 years
Leasehold land	22 years

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

No shipping and handling costs are associated with the distribution of the products to the customers which are borne by the Company’s suppliers or distributors during the financial years ended May 31, 2025, 2024 and 2023.

●	Sales and Marketing

Sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs. Advertising costs are expensed as incurred. Advertising expense was approximately $0.004 million, approximately $0.004 million and approximately $0.003 million for the financial years ended May 31, 2025, 2024 and 2023, respectively.

●	Government Grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is dependent on the management’s expectation of when the conditions attached to the grant can be fulfilled. For the financial years ended May 31, 2025, 2024 and 2023, the Company received government subsidies of approximately $0.03 million, approximately $0.03 million and approximately $0.1 million, respectively, which are recognized as government grant in the consolidated statements of operations.

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

For the financial years ended May 31, 2025, 2024 and 2023, the Company did not have any interest and penalties associated with tax positions. As of May 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

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

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Singapore. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the financial years ended May 31, 2025, 2024 and 2023, approximately $0.2 million, approximately $0.2 million and approximately $0.2 million, respectively, contributions were made accordingly.

●	Segment Reporting

FASB ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. For the financial years ended May 31, 2025, 2024 and 2023, the Company has one reporting business segment.

●	Related Parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825-10-15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

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

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Singapore Deposit Protection Board pays compensation up to a limit of S$100,000 (approximately US$74,360) if the bank with which an individual/a company hold its eligible deposit fails. As of May 31, 2024, bank and cash balances of approximately $2.7 million was maintained at financial institutions in Singapore, of which approximately $2.6 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the allowance for expected credit loss is based on the estimated realizable value. The Company identifies credit risk on a customer by customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

●	Exchange Rate Risk

The reporting currency of the Company is US$. To date the majority of the revenues and costs are denominated in S$ and a significant portion of the assets and liabilities are denominated in S$. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and S$. If S$ depreciates against US$, the value of S$ revenues and assets as expressed in US$ financial statements will decline. The Company does not hold any derivative or other financial instruments that expose to substantial market risk.

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

The carrying value of the Company’s financial instruments: cash and cash equivalents, accounts receivable, amount due to a related party, accounts payable, income tax payable, other payables and accrued liabilities approximate at their fair values because of the short-term nature of these financial instruments.

Management believes, based on the current market prices or interest rates for similar debt instruments, the fair value of notes payable approximates the carrying amount.

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

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure update and simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. Entities shall apply the amendments in this update beginning after effective date on a prospective basis. The Group is in the process of evaluating the effect of the adoption of this ASU.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is also permitted, and entities may apply the amendments in this update prospectively or retrospectively to all prior periods presented in the financial statements. The Group adopted ASU 2023-09 for the year ended May 31, 2025. Refer to Note 11 for Income Tax information.

In November 4, 2024, the FASB has released ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures. The purpose of this update is to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling expenses, general and administrative expenses, and research and development expenses). ASU 2024-04 is effective for all public business entities, for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Any entity qualified as public business (“PBEs”) entity shall apply ASU 2024-04 prospectively to financial statements issued for current period and all comparative periods. PBEs shall apply the amendments in this update either (1) prospectively to financial statements issued for reporting periods after the effective date or (2) retrospectively to any or all prior periods presented in the financial statements. Early adoption is permitted. The Group is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the Group’s consolidated results of operations or financial position. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows, or disclosures.

NOTE 3 －DISAGGREGATION OF REVENUE

The following tables present the Company’s revenue disaggregated by business segment and geography, based on management’s assessment of available data:

	For the Financial Years Ended May 31,
	2025	2024	2023
	$’000	$’000	$’000
Sales at a single point in time
Sales of containers and recycled materials	7,372	8,249	9,647
Services	1,073	1,136	1,365

	8,445	9,385	11,012

Sales over time
Rental	-	9	110

	8,445	9,394	11,122

In accordance with ASC 280, Segment Reporting (“ASC 280”), we have one reportable geographic segment. Sales are based on the countries in which the customer is located. Summarized financial information concerning our geographic segments is shown in the following table:

	For the Financial Years Ended May 31,
	2025	2024	2023
	$’000	$’000	$’000

Singapore	7,424	7,907	9,344
Indonesia	665	877	1,411
Malaysia and other countries	356	610	367

	8,445	9,394	11,122

NOTE 4 － ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of May 31,
	2025	2024
	$’000	$’000

Accounts receivable – third parties	1,941	2,003
Less: allowance for expected credit loss	(317)	(317)

Accounts receivable, net	1,624	1,686

Movements in the allowance for expected credit loss are as follows:

	As of May 31,
	2025	2024
	$’000	$’000

Opening balance	317	110
Additions	133	246
Reversal	(148)	(39)
Effect of exchange rate	15	-

Closing balance	317	317

For the financial years ended May 31, 2025 and 2024, the Company has made the allowance for expected credit loss and charged to the consolidated statements of operations. The Company has not experienced any significant bad debt write-offs of accounts receivable in the past.

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and the allowance for expected credit loss, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

As of May 31, 2025 and 2024, there are outstanding amounts of approximately $0.3 million which are at least 90 days past due.

NOTE 5 － INVENTORIES

The Company’s inventories were as follows:-

	As of May 31,
	2025	2024
	$’000	$’000

Used metal drums, plastic containers and finished goods	268	291

	268	291

NOTE 6 － PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of May 31,
	2025	2024
	$’000	$’000
At cost:
Factory and office equipment	40	37
Factory improvement	745	711
Leasehold factory premises	581	555
Furniture & fittings	22	24
Machinery and equipment	1,724	3,401
Motor vehicles and forklifts	974	1,102
Renovation	104	99

	4,190	5,929
Less: accumulated depreciation	(3,261)	(3,997)
Less: provision for impairment	(226)	(1,011)

Property and equipment, net	703	921

Depreciation expense for the financial years ended May 31, 2025 and 2024 was approximately $0.3 million and approximately $0.5 million, respectively.

Provision for impairment of property and equipment as of May 31, 2025 and 2024 was approximately $0.2 million and approximately $1.0 million, respectively.

NOTE 7 － BANK BORROWINGS

Bank borrowings consisted of the following:

	Term of	Annual	As of May 31,
	repayments	interest rate	2025	2024
			$’000	$’000

Term loans	Within 5 years	2.0%	236	606

			236	606
Representing :-
Within 12 months			236	606

			236	606

As of May 31, 2025 and 2024, all bank borrowings were obtained from a financial institution in Singapore, bear annual interest at a fixed rate of 2.0% and mature in December 2025. The bank borrowings are subject to certain financial covenant clauses with which we are not in compliance.

The Company’s bank borrowings are guaranteed by the personal guarantee of Mr. Lim CP and by the corporate guarantee of E U Holdings Pte Ltd.

NOTE 8 － RIGHT-OF-USE ASSETS

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

	As of May 31,
	2025	2024
	$’000	$’000
At cost:
Leasehold land	1,424	1,358

	1,424	1,358
Less: accumulated depreciation	(383)	(302)

Right-of-use asset, net	1,041	1,056

Right-of-use assets under operating leasing arrangements classified under leasehold buildings as of May 31, 2025 and 2024 amounted to approximately $1.0 million and approximately $1.1 million, respectively.

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

The Company adopts 2.0383% as the weighted average incremental borrowing rate to determine the present value of the lease payments. The weighted average remaining life of the lease was 22 years.

The table below presents the lease-related assets and liabilities recorded on the balance sheet.

	As of May 31,
	2025	2024
	$’000	$’000

Assets
Operating lease, right-of-use asset, net	1,041	1,056

Total right-of-use asset	1,041	1,056

Liabilities
Current:
Operating lease liabilities	73	111

	73	111

Non-current:
Operating lease liabilities	1,041	1,064

	1,041	1,064

Total lease liabilities	1,114	1,175

As of May 31, 2025, right-of-use assets were approximately $1.0 million and lease liabilities were approximately $1.1 million.

As of May 31, 2024, right-of-use assets were approximately $1.1 million and lease liabilities were approximately $1.2 million.

The Company excludes short-term leases (those with lease terms of less than one year at inception) from the measurement of lease liabilities or right-of-use assets. The following tables summarize the lease expense for the financial years.

	For the Financial Years Ended May 31,
	2025	2024	2023
	$’000	$’000	$’000

Operating lease cost:
Short-term lease expense (other than ASC 842)	266	802	789

Total lease expense	266	802	789

Components of Lease Expense

We recognize lease expense on a straight-line basis over the term of the operating leases, as reported within “general and administrative” expense on the accompanying consolidated statement of operations.

Future Contractual Lease Payments for the Financial Year Ended May 31, 2025

The table below summarizes our (i) minimum lease payments over the next five years, (ii) lease arrangement implied interest, and (iii) present value of future lease payments for the next two financial years ending May 31:

Financial Years Ending May 31,	Operating lease amount
$’000

2026	74
2027	1,041
Less: interest	(1)

Present value of lease liabilities	1,114

Representing:
Current liabilities	73
Non-current liabilities	1,041

1,114

NOTE 9 － SHAREHOLDERS’ EQUITY

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

On August 28, 2024, the Company completed its initial public offering of 1,750,000 new ordinary shares at a public offering price of $5.00 per share (the “Offering”). Total gross proceeds was approximately $8.75 million and the net proceeds to the Company from the Offering, after deducting discounts, expense allowance and expenses, were approximately $6.7 million.

The Company is authorized to issue one class of ordinary shares.

The holders of the Company’s ordinary shares are entitled to the following rights:

Voting Rights: Each share of the Company’s ordinary shares entitles its holder to one vote on all matters to be voted or consented upon by the stockholders. Holders of the Company’s ordinary shares are not entitled to cumulative voting rights with respect to the election of directors.

Dividend Right: Subject to limitations under Cayman law and preferences that may apply to any shares of preferred stock that the Company may decide to issue in the future, holders of the Company’s ordinary shares are entitled to receive ratably such dividends or other distributions, if any, as may be declared by the Board of the Company out of funds legally available therefor.

Liquidation Right: In the event of the liquidation, dissolution or winding up of our business, the holders of the Company’s ordinary shares are entitled to share ratably in the assets available for distribution after the payment of all of the debts and other liabilities of the Company, subject to the prior rights of the holders of the Company’s preferred stock.

Other Matters: The holders of the Company’s ordinary shares have no subscription, redemption or conversion privileges. The Company’s ordinary shares do not entitle the holders to preemptive rights. All of the Company’s outstanding ordinary shares are fully paid and non-assessable. The rights, preferences and privileges of the holders of the Company’s ordinary shares are subject to the rights of the holders of shares of any series of preferred stock which the Company may issue in the future.

Share Repurchase Program: On April 9, 2025, the Board of Directors approved a share repurchase program (the “Share Repurchase Program”) pursuant to which the Company may repurchase up to $1.0 million worth of its Ordinary Shares. As of May 31, 2025, the Company had repurchased 533,029 shares, for an aggregate cost of approximately $0.4 million, in open market transactions. The Share Repurchase Program may continue until the full $1.0 million worth of the Company’s Ordinary Shares have been repurchased.

NOTE 10 － INCOME TAXES

The provision for income taxes consisted of the following:

	For the Financial Years Ended May 31,
	2025	2024	2023
	$’000	$’000	$’000

Income tax current year	-	-	189
Income tax prior year	1	135	92
Income tax refund	-	(260)	-

Income tax expense (refund)	1	(125)	281

The effective tax rate in the financial years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rates. The Company’s subsidiaries mainly operate in Singapore and are subject to taxes in the jurisdictions in which they operate, as follows:

Cayman Islands

The Company is considered to be an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States.

	For the Financial Years Ended May 31,
	2025	2024	2023
	$’000	$’000	$’000

Loss before income taxes	(1,771)	-	-
Statutory income tax rate	0%	0%	0%
Income tax expense at statutory rate	-	-	-

Income tax expense	-	-	-

BVI

JBDI is considered to be an exempted British Virgin Islands Company and is presently not subject to income taxes or income tax filing requirements in the British Virgin Islands or the United States.

Singapore

Jurong Barrels and JBD Systems are operating in Singapore and are subject to the Singapore tax law at the corporate tax rate at 17% on the assessable income arising in Singapore during its tax year.

The reconciliation of the income tax rate to the effective income tax rate based on income before income taxes for the financial years ended May 31, 2025, 2024 and 2023 are as follows:

	For the Financial Years Ended May 31,
	2025	2024	2023
	$’000	$’000	$’000

Income (Loss) before income taxes	(948)	(1,102)	1,087
Statutory income tax rate	17%	17%	17%
Income tax expense (refund) at statutory rate	(161)	(187)	185
Tax effect of non-taxable income	(2)	(14)	(22)
Tax effect of non-deductible items	161	144	163
Under provision in previous financial year	1	135	92
Deferred tax assets not recognized	-	(125)	-
Utilization of capital allowances	2	(40)	(125)
Others	-	(38)	(12)

Income tax expense (refund)	1	(125)	281

Deferred income tax assets

Deferred income tax assets are recognized for tax losses and capital allowances carried forward to the extent that realization of the related tax benefits through future taxable profits is probable. The Company has unrecognized tax losses of approximately $125,000 at the reporting date which can be carried forward and used to offset future taxable income subject to meeting certain statutory requirements. The tax losses have no expiry date.

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of May 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the financial years ended May 31, 2025, 2024 and 2023 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from May 31, 2025.

NOTE 11 － RELATED PARTY BALANCES AND TRANSACTIONS

Amounts due to related parties consisted of the following:

	As of May 31,
	2025	2024
	$’000	$’000
Due to related parties*
- E U Holdings Pte. Ltd.(1)	-	663
- Soon Aik Global Pte Ltd(2)	-	8
- Amount due to shareholders(3)	-	395
- Amount due to director loans(4)	-	245
- Amount due to KDS Steel Pte. Ltd(5)	3	5

	3	1,316

(1)	E U Holdings Pte. Ltd. is company incorporated in Singapore and owned 50% by Mr. Neo Chin Heng and 50% by Mr. Ng Eng Guan.
(2)	Soon Aik Global Pte Ltd is company incorporated in Singapore and owned 25% by Mr. Neo Chin Heng.
(3)	The shareholders consist of Ms. Siow KL, Mr. Lim TC, Mr. Lim KS and Arc Development.
(4)	The director loans are due to Mr. Lim CP.
(5)	KDS Steel Pte Ltd is company incorporated in Singapore and owned 50% by Mr. Neo Chin Heng and 50% by Mr. Ng Eng Guan. E U Holdings Pte. Ltd. had divested KDS Steel Pte Ltd to 3rd party company on July 22, 2025.

*	The amounts are unsecured, interest-free and non-repayable on demand.

In the ordinary course of business, during the financial years ended May 31, 2025, 2024 and 2023, the Company was involved in certain transactions, both at cost or current market prices, and on the normal commercial terms with related parties. The following table provides the transactions with these parties for the financial years as presented (for the portion of such period that they were considered related):

	For the Financial Years Ended May 31,
	2025	2024	2023
	$’000	$’000	$’000

Nature of transactions

KDS Steel Pte Ltd(1)(4)
- Logistics services	1,209	802	789
- Utilities	69	71	72

E U Holdings Pte. Ltd.(1)(2)
- Management fees	90	267	263
- Professional fees	664	-	-

INNEOVA Industrial Pte Ltd(3)
- Sales	1	1	-
- Upkeep of machinery		*	-
- Upkeep of motor vehicles		*	-

*	The figures are insignificant.

These related parties are controlled by the common shareholders of the Company.

(1)	E U Holdings Pte. Ltd. is the controlling shareholder of JBDI Holdings Limited and KDS Steel Pte Ltd. KDS Steel Pte Ltd was divested to 3rd party company by E U Holdings Pte Ltd on July 22, 2025.
(2)	E U Holdings Pte. Ltd. is owned 50% by Mr. Neo Chin Heng and 50% by Mr. Ng Eng Guan.
(3)	INNEOVA Industrial Pte Ltd (f.k.a Filtec Private Limited) is a company incorporated in Singapore and indirectly owned by Soon Aik Global Pte Ltd. Soon Aik Global Pte Ltd is a company incorporated in Singapore and owned 25% by Mr. Neo Chin Heng.
(4)	KDS Steel Pte Ltd is company incorporated in Singapore and owned 50% by Mr. Neo Chin Heng and 50% by Mr. Ng Eng Guan. E U Holdings Pte. Ltd. had divested KDS Steel Pte Ltd to 3rd party company on July 22, 2025.

Apart from the transactions and balances detailed elsewhere in these accompanying consolidated financial statements, the Company has no other significant or material related party transactions during the financial years presented.

NOTE 12 － CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)	Major customers

For the financial year ended May 31, 2025, there was one single customer who accounted approximately for 14.9% of the Company’s revenues.

For the financial year ended May 31, 2024, there was one single customer who accounted approximately for 14.2% of the Company’s revenues.

For the financial year ended May 31, 2023, there was one single customer who accounted approximately for 16.4% of the Company’s revenues.

(a)	Major vendors

For the financial year ended May 31, 2025, one vendor (Vendor A) accounted for approximately 6.1% of the Company’s purchases. For the financial year ended May 31, 2024, one vendor (Vendor B) accounted for approximately 6.4% of the Company’s purchases. For the financial year ended May 31, 2023, one vendor (Vendor C) accounted for approximately 8.5% of the Company’s purchases. The Company’s outstanding payable balances as at these financial year end dates are presented as follows:

	2025		2024		2023
	Percentage of purchases	Accounts payable	Percentage of purchases	Accounts payable	Percentage of purchases	Accounts payable
	%	$’000%		$’000%		$’000

Vendor A	6.1	6	6.0	18	2.3	9
Vendor B	2.6	-	6.4	-	4.3	-
Vendor C	2.8	10	3.2	10	8.5	61

(b)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents and accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Singapore Deposit Protection Board pays compensation up to a limit of S$10,000 (approximately US$74,360) if the bank with which an individual/a company hold its eligible deposit fails. As of May 31, 2025, bank and cash balances of approximately $2.7 million was maintained at financial institutions in Singapore, of which approximately $2.6 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the probable losses and sets up the allowance for expected credit loss based on the estimated realizable value.

The Company has adopted a policy of only dealing with creditworthy counterparties. The Company performs ongoing credit evaluation of its counterparties’ financial condition and generally does not require collateral. The Company also considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting year.

The Company has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 90 days, default of interest due for more than 365 days, or significant difficulty faced by the counterparty.

To minimize credit risk, the Company has developed and maintained its credit risk grading to categorize exposures according to the degree of risk of default. The credit rating information is supplied by publicly available financial information and the Company’s own trading records to rate its major customers and other debtors. The Company considers available reasonable and supportive forward-looking information which includes the following indicators:

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

For the financial year ended May 31, 2025, there was approximately $0.2 million accounts receivable amounts from a single customer.

For the financial year ended May 31, 2024, there was approximately $0.3 million accounts receivable amounts from a single customer.

(c)	Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from bank borrowings. The Company manages interest rate risk by varying the issuance and maturity dates of variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. For the financial years ended May 31, 2025 and 2024, the borrowings were at fixed interest rates.

(d)	Economic and political risk

The Company’s major operations are conducted in Singapore. Accordingly, the political, economic, and legal environments in Singapore, as well as the general state of Singapore’s economy may influence the Company’s business, financial condition, and results of operations.

(e)	Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady. Therefore, there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of S$ converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

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

NOTE 13 － COMMITMENTS AND CONTINGENCIES

For the financial years ended May 31, 2025 and 2024, the Company is not party to any significant legal proceedings in Singapore. We are not aware of any legal proceedings to which we are a party outside of Singapore.

For the financial years ended May 31, 2025 and 2024, the Company has no material commitments or contingencies.

NOTE 14－ SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued, the Company has evaluated all events or transactions that occurred after May 31, 2025, up through the date the Company issued the audited consolidated financial statements. During the year, the Company did not have any material subsequent events other than that disclosed below.

On April 9, 2025, the Board of Directors authorized a Share Repurchase Program, allowing the Company to repurchase its ordinary shares in accordance with Rule 10b-18 of the Securities Exchange Act of 1934. This rule provides a non-exclusive safe harbor from liability under certain market manipulation provisions. The Board allocated a total of US$1,000,000 for the program. As of the date of this Annual Report, the Company had repurchased 758,436 shares for an aggregate purchase price of approximately US$803,109. The Company continues to monitor market conditions and its capital allocation priorities, and may evaluate the timing or continuation of further repurchases consistent with the long-term interests of its shareholders. The Board may temporarily pause further repurchases under the Program. This decision reflects a prudent approach to ensure financial flexibility while maintaining focus on long-term value creation.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of document

1.1	Amended Memorandum of Association and Amended and Restated Articles of Association (incorporated by reference to Exhibit 3.1 to Form F-1 filed with the SEC on May 2, 2024)
4.1	Employment Agreement between Mr. Lim Chwee Poh and Jurong Barrels (incorporated by reference to Exhibit 10.1 to Form F-1 filed with the SEC on February 8, 2024)
4.2	Employment Agreement between Mr. Liang Zhao Rong and Jurong Barrels (incorporated by reference to Exhibit 10.2 to Form F-1 filed with the SEC on February 8, 2024)
4.3	Form of Directors Agreement (incorporated by reference to Exhibit 10.3 to Form F-1 filed with the SEC on October 18, 2024)
4.4	Lease Agreement dated August 1, 2018, as amended, between JBD Systems and Liquinex Group Pte Ltd. (incorporated by reference to Exhibit 10.4 to Form F-1 filed with the SEC on February 22, 2024)
4.6	Purchase and Sale Agreement dated January 12, 2023 (incorporated by reference to Exhibit 10.6 to Form F-1 filed with the SEC on May 2, 2024)
8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to Form F-1 filed with the SEC on February 8, 2024)
11.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to Form F-1 filed with the SEC on August 21, 2024)
11.2*	Insider Trading Policy
12.1*	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2*	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1*	Certification of Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2*	Certification of Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Letter from Onestop Assurance PAC to Securities and Exchange Commission dated October 14, 2025
97.1	Compensation Recovery Policy relating to recovery of erroneously awarded compensation as required by Nasdaq Capital Markets (incorporated by reference to Exhibit 97.1 to Form 20-F filed with the SEC on October 18, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAM	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Label Linkbase
104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL

* Filed herewith

100

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: October 14, 2025	/s/ Lim Chwee Poh
Mr. Lim Chwee Poh
Executive Director and Principal Executive Officer

Date: October 14, 2025	/s/ Liang Zhao Rong
Mr. Liang Zhao Rong
Executive Director and Principal Financial and Accounting Officer

Date: October 14, 2025	/s/ Han Yee Yen
Mr. Han Yee Yen
Independent Director

Date: October 14, 2025	/s/ Chan Chin Hoong
Mr. Chan Chin Hoong
Independent Director

Date: October 14, 2025	/s/ Soh Kar Liang
Mr. Soh Kar Liang
Independent Director

101