Form 20-F
period 2026-05-31
JBDI Holdings Ltd
filed 2026-09-02
CIK 1964314

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Financial Year Ended May 31, 2026

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

Telephone: +65 6861 4150

Email: admin@barrels.com.sg

At the address of the Company set forth above

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Ordinary Shares, par value US$0.001 per share	JBDI	The Nasdaq Capital Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

19,029,064 Ordinary Shares, US$0.0005 per share, at May 31, 2026*

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

Yes ☐ No ☒

* A Reverse Stock Split was effected June 29, 2026, which decreased the Company’s issued and outstanding Ordinary Shares from 19,029,064 (plus 758,436 treasury shares) to 9,514,532 Ordinary Shares (plus 379,218 treasury shares).

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

Financial Information in U.S. Dollars

Our reporting currency is the United States Dollar. This Annual Report also contains translations of certain foreign currency amounts into United States Dollars for the convenience of the reader. Unless otherwise stated, all translations of Singapore Dollars into United States Dollars for amounts relevant to the financial year ended May 31, 2026 were made at S$1.2778 to US$1.00; translations for amounts relevant to the financial year ended May 31, 2025 were made at S$1.2893 to US$1.00; and translations for amounts relevant to the financial year ended May 31, 2024 were made at S$1.3509 to US$1.00 in accordance with our internal exchange rate. We make no representation that the Singapore Dollar or United States Dollar amounts referred to in this Annual Report could have been or could be converted into United States Dollars or Singapore Dollars, as the case may be, at any particular rate or at all.

RECENT EVENTS

Reverse Stock Split

On May 28, 2026, the Company held its annual general meeting of members (the “2026 AGM”) at the offices of the Company during which the members approved a share consolidation (the “Reverse Split”) of the Company’s issued Ordinary Shares in a ratio of 1 for 2 (the “Reverse Split Ratio”), provided that the Board of Directors may, in its sole and absolute discretion, elect to either: (i) effect the Reverse Split; or (ii) not effect the Reverse Split, and provided further that the Board of Directors shall have the authority, but not the obligation, in its sole discretion and without any further action on the part of the members, to effect the Reverse Split at any time during the 12 month period following approval of the Reverse Split by the members when it believes the Reverse Split to be most advantageous and in the best interests of the Company.

The Board of Directors of the Company believed it was in the best interests of the Company and its members to effect the Reverse Split in the ratio of 1 for 2 Ordinary Shares for the purpose of: (i) satisfying Nasdaq listing standards; and (ii) increasing the market price of the Company’s Ordinary Shares. See “—Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard,” below.

Therefore, on June 16, 2026, the Board of Directors approved the effectuation of the Reverse Split at the Reverse Split Ratio effective June 29, 2026. The Reverse Split decreased the Company’s issued and outstanding Ordinary Shares from 19,029,064 (plus 758,436 treasury shares) to 9,514,532 Ordinary Shares (plus 379,218 treasury shares). The par value of the Ordinary Shares increased from $0.0005 to $0.001 per share.

No fractional shares were issued as a result of the Reverse Split. Any fractional shares resulting from the Reverse Split were rounded up to the nearest whole share at the participant level.

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

The 2026 Deficiency Letter. On January 7, 2026, we received a letter dated January 7, 2026 (the “2026 Determination Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”). The 2026 Determination Letter indicated that the bid price of the Company’s listed security had closed at less than $1 per share (the “Minimum Bid Price”) over the previous 30 consecutive business days from November 21, 2025 through January 6, 2026 and, as a result, did not comply with Listing Rule 5550(a)(2) (the “Rule”). In accordance with the Rule, the Company was provided 180 calendar days, or until July 6, 2026, to regain compliance with the Rule.

On July 15, 2026, we received a notice from Nasdaq (the “2026 Notice”) informing us that we had regained compliance with Nasdaq’s bid price requirement in Listing Rule 5450(a)(1), and that we therefore were in compliance with the Nasdaq Capital Market’s listing requirements. Accordingly, our Ordinary Shares will continue to be listed on the Nasdaq Capital Market and Nasdaq considers the matter closed.

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

The 2024 Deficiency Letter. On December 12, 2024, we received a letter dated December 12, 2024 (the “2024 Determination Letter”) from Nasdaq informing us that our Ordinary Shares had failed to maintain the Minimum Bid Price of $1.00 per share over the previous 30 consecutive business days as required by the Rule. Nasdaq later determined that for the eleven consecutive business days from May 16 through June 2, 2025, the closing bid price of our Ordinary Shares had been at $1.00 per share or greater.

On June 3, 2025, we received a notice from Nasdaq (the “2025 Notice”) informing us that we had regained compliance with Nasdaq’s bid price requirement in Listing Rule 5450(a)(1), and that we therefore were in compliance with the Nasdaq Capital Market’s listing requirements.

Change in Auditors

On June 13, 2025, the Company dismissed Onestop Assurance PAC (“OneStop”) and engaged YCM CPA INC. (“YCM”) as its new independent registered public accounting firm. YCM’s appointment as the Company’s independent registered public accounting firm for the financial year ended May 31, 2025 was ratified by the Company’s members at the Company’s Annual General Meeting held on June 9, 2025 (the “2025 AGM”).

Subsequently, on May 28, 2026, the Company dismissed YCM as the Company’s independent registered public accounting firm. The Audit Committee re-selected OneStop Assurance PAC to serve as the independent registered public accounting firm of the Company for the fiscal year ended May 31, 2026. OneStop’s appointment as the Company’s independent public accounting firm of the Company for the fiscal year ended May 31, 2026 was ratified by the Company’s members at the Company’s Annual General Meeting held on May 28, 2026. See “Item 16F. Changes in Registrant’s Certifying Accountants.”

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

Over 87% of our revenue was derived from our customers in Singapore during the financial years ended May 31, 2025 and 2026. As such, our business is subject to the uncertainties and cyclical nature of the solvent, chemical, petroleum and edible product oil industries in Singapore as the demand for our products and services is dependent, to a large extent, on the level of business activities in the solvent, chemical, petroleum and edible product oil industries in Singapore. In particular, our revenue and profitability may be adversely affected if the demand for solvent, chemical, petroleum and edible product oil products fall. In addition, an economic downturn in Singapore may lead to a reduction in a numerous range of business activities, thereby leading to a subsequent decline in demand for solvent, chemical, petroleum and edible product oil products, and this would have an adverse impact on our revenue and financial performance.

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

As we want to ensure a quick turnaround time for our customers, we normally bid and tender for used Containers in bulk and recondition them in anticipation of the needs of our customers. Reconditioned Containers generally are used Containers, which have gone through the process of: (i) revitalizing through removing their residues and labels; (ii) cleaning interiors and exteriors with vacuum suction, solvents (such as kerosene, Toluene and degreaser), scrubber machines, high pressure water jets/washing hose shoots and/or specialized machines; (iii) repainting their exterior; and/or (iv) restoring them through repairs. For the financial years ended May 31, 2025 and 2026, we had inventories of approximately $0.3 million and $0.2 million, respectively. Any change in customer demand for our products may have an adverse impact on our product sales, which may in turn lead to inventory obsolescence, decline in inventory value or inventory write-off. In that case, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Escalating steel price may increase our costs and adversely affect our profit margin.

Over 70% of our revenue during the financial years ended May 31, 2025 and 2026 was derived from the sale of reconditioned and new Containers. The increase in the price of steel will generally lead to an increase in the price of new steel Containers. As the price of used steel Containers is generally pegged to the price of new steel Containers, the fluctuation in the price of steel (which is dependent on various factors such as the cost of raw materials, shipping cost, energy prices, demand and supply) will have a direct impact on our operating costs, which in turn will affect our profit margin. As such, escalating steel price may increase our costs and adversely affect our profit margin if we are unable to pass on the increase in costs to our customers, which would have an adverse impact on our revenue and financial performance.

Our continued success is dependent on our key management personnel and our other experienced and skilled personnel and our business may be severely disrupted if we are unable to retain them or to attract suitable replacements.

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

In addition, the availability of both skilled and unskilled foreign labor is subject to policies imposed by the Ministry of Manpower of Singapore (the “MOM”). The availability, requirements and costs of housing for such workers are also subject to government policies. For the financial years ended May 31, 2025 and 2026, over 50% of our employees were foreign employees; therefore, any change in such policies that reduces the supply of foreign manpower may disrupt our operations, result in an increase in our labor costs and have a material adverse impact on our financial performance. Please refer to “Item 4. Information on the Company - Business Operations - Regulatory Environment” for information on regulations on employment of foreign workers in Singapore.

We are susceptible to fluctuations in the prices and quantity of available machineries and vehicles and their parts which are necessary for our operations.

The operations of our Group are reliant on a large number of machineries and vehicles, such as vacuum suction machines and forklifts. Please see “Item 4. Information on the Company - Business Operations” for further description of our machineries and vehicles. We are exposed to fluctuations in the prices of machineries and vehicles which are necessary for our operations. In the event that we are unable to source any specific parts required to maintain and service such machineries and vehicles at acceptable prices, or if we face any delays or shortages in obtaining sufficient quantity of such parts, we may be unable to deliver our products and services in an efficient manner, which may negatively impact our businesses. Such price fluctuations of machineries and vehicles and shortages and delays in machinery and vehicle spare parts may have a negative impact on our profitability.

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

Our reputation and financial performance may be adversely affected if there is prolonged machine or vehicle downtime or a significant increase in the cost of operating our machinery or our vehicles, such as the recent increase in diesel fuel costs.

Machine or vehicle downtime occurs when our machine or vehicle is sent for repair and maintenance instead of being deployed for our operations jobsites. In the event that any of our machineries or vehicles experience prolonged downtime due to repair and maintenance needs, our operations and/or our services to our customers may be interrupted or delayed which may affect our reputation as well as our financial performance. Further, newer forms of machineries or vehicles may also be more sophisticated with the incorporation of newer technologies which makes repair and maintenance of such machineries or vehicles more time consuming. Although our repair and maintenance team are constantly upgrading their technical skills and know-how to keep up with the advancement of technologies, there is no assurance that we will be able to minimize the time required for repair and maintenance.

Moreover, we have recently experienced significant increases in the price of diesel fuel used by our machines and vehicles. We believe this increase in the price of diesel fuel is the result of the continuing war in Iran and the closing of the Strait of Hormuz. In February 2026, the cost of diesel fuel was SGD0.95 per liter, which had increased to SGD3.33 per liter as of April 7, 2026. As of the date of this Annual Report, the cost of diesel fuel is approximately SGD1.55 per liter.

We are exposed to disputes and claims arising from accidents due to the usage of our products and services.

Our customers mainly operate in the solvent, chemical, petroleum and edible product oil industries and some are in high-risk industries in which risks of accidents and fatalities are more likely to occur. Claims may be made against us if our products and/or services are involved in such accidents and/or fatalities on grounds such as cracks, holes or defects in our products and failure to adhere to health and safety standards by our drivers or forklift operators. In the event that we are required to pay damages arising from disputes, our reputation and profitability will be adversely affected.

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

If any accidents are not covered by our insurance policies and claims arising from such accidents are in excess of our insurance coverage or if any of our insurance claims are contested by any insurance company, we may be required to pay for such compensation, which may have a material and adverse impact on our financial performance. In addition, the payment by our insurers of such insurance claims may result in increases in the premiums payable by us for our insurances. This will also increase the costs of our operations and adversely affect our financial performance. As of the date of this Annual Report, we have not had any claims for accidents filed against our Group.

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

Our aggregate sales generated from our top five customers amounted to approximately 26.4% and 32.3% of our total revenue for the financial years ended May 31, 2025 and 2026, respectively. In particular, sales to our largest customer amounted to approximately $1.3 million for the financial year ended May 31, 2025 and approximately $1.2 million for the financial year ended May 31, 2026, representing approximately 14.9% and 14.4% of our total revenue, respectively, for those financial years. Accordingly, our sales would be significantly affected by changes in our relationship with or in the needs of our major customers, particularly our largest customer, as well as other factors that may affect their purchases from us, many of which are beyond our control. Any adverse changes in the economic conditions in the markets in which our customers operate and in their business expansion plans may negatively affect their purchase decisions and result in a reduction in demand for our products and services. To compensate for the loss of sales to existing customers, we would attempt to acquire new customers; however, there can be no assurance that we would be able to do so.

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

We extend credit terms to our customers. Our average accounts receivable turnover days were approximately 70 days and 85 days for the financial years ended May 31, 2025 and 2026, respectively. Our customers may be unable to meet their contractual payment obligations to us, either in a timely manner or at all. The reasons for payment delays, cancellations or default by our customers may include insolvency or bankruptcy, or insufficient financing or working capital due to late payments by their respective customers. While we did not experience any material order cancellations by our customers during the financial years ended May 31, 2025 and 2026, there is no assurance that our customers will not cancel their orders and/or refuse to make payment in the future in a timely manner or at all, especially in times of economic downturns. We may be unable to enforce our contractual rights to receive payment through legal proceedings. In the event we are unable to collect payments from our customers, we are still obliged to pay our suppliers in a timely manner and thus our business, financial condition and results of operations may be adversely affected.

We are dependent on our key suppliers for our supply of Containers.

We have maintained long-standing relationships with a reliable group of suppliers, from whom we source good quality and competitively priced Containers. Our sale of Containers business is dependent on our ability to obtain a supply of such good quality and reliable Containers from our suppliers at competitive prices. We consider suppliers that account for more than 10% of our total purchasing as major suppliers. Our largest supplier accounted for approximately 6.1% and 22.2% of our Group’s total purchases during the financial years ended May 31, 2025 and 2026, respectively. As we do not have long-term supply contracts with our major suppliers, and for used Containers, the supply is on an ad-hoc basis as and when they are available for sale, there can be no assurance that we will have continued access to a sufficient supply of good quality used and new Containers at competitive prices. In the event we are unable to obtain good quality Containers from our major suppliers at competitive prices, we may have to seek alternative sources from other suppliers and may be charged higher prices and will be subject to the quality of the equipment purchased from alternative suppliers whom we are not familiar with. In the event we purchase inferior Containers from such alternative suppliers, our operations, reputation, profitability and financial performance may be materially and adversely affected.

Our business is subject to potential supply chain interruptions.

We work with third party logistic providers for the import, export and transportation of our Containers. We depend on such third-party service providers’ abilities to timely deliver our Containers as part of supply chain logistics. The factors that can potentially adversely affect our operations include, but are not limited to:

●	interruptions to our delivery capabilities;
●	failure of third-party service providers to meet our standards or their commitments to us;
●	increasing transportation costs, shipping constraint or other factors that could impact cost, such as having to find more expensive service providers which may or may not be readily available; and
●	epidemics or pandemics, such as COVID-19, and disruptions as a result of efforts to control or mitigate such epidemics or pandemics (such as facility closures, governmental orders, outbreaks and/or transportation capacity).

Any disruption to, or inefficiency in, the supply chain network of our third-party service providers, whether due to geopolitical conflicts, outbreaks of epidemics, such as COVID-19, increases in logistic fees or the price of diesel fuel, or other factors, could potentially affect our revenue and profitability. If we fail to manage these risks effectively, we could potentially experience a material adverse impact to our reputation, financial performance and profitability.

We may be affected if we are found to be in breach of any lease agreements entered into by us.

We have leased our plant located in Singapore (the “Plant”) from Jurong Town Corporation (“JTC”) until May 15, 2041 and we have leased our warehouse, also located in Singapore (the “Warehouse”), from KDS Steel Pte Ltd, (“KDS”) until May 15, 2028. The leases are subject to certain terms and conditions, such as a requirement to obtain approval from JTC for erecting any structure on the Plant. As such, we may be exposed to regulatory (in the case of the lease from JTC only) and enforcement risks if we are found to be in breach of any term or condition of our leases agreements. See “Item 4. Information on the Company - Business Operations - Real Property and Equipment.”

We may be affected by an outbreak of infectious diseases.

An outbreak of infectious diseases, such as the coronavirus, severe acute respiratory syndrome and avian influenza, or new forms of infectious diseases in the future, such as monkey pox, may potentially affect our operations as well as the operations of our customers and suppliers. In the event that any of the employees in any of our offices or plants or those of our customers and suppliers is affected by any infectious disease, we or our customers and suppliers may be required to temporarily shut down our or their offices or plants to prevent the spread of the diseases. This may have an adverse impact on our revenue and financial performance.

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

We are currently operating in a period of economic uncertainty and capital markets disruption, significantly impacted by geopolitical instability due to the ongoing military conflict involving Iran, military actions in the Middle East and the war in Ukraine. Our business, financial condition and results of operations could be materially adversely affected by any negative impact on the global economy and capital markets resulting from these conflicts or any other geopolitical tensions.

The heightened military conflict involving the United States, Israel and Iran, which escalated significantly in February 2026, as well as the continuing war in Ukraine, have led to significant instability in global energy and financial markets. These events, including the closure of strategic airspaces and critical maritime routes such as the Strait of Hormuz and the Red Sea, have contributed to a dramatic increase in the price of oil and other petrochemical products, and have created widespread market uncertainty. The ongoing disruptions caused by these military actions, and the potential for further escalation, could result in protracted and severe damage to the global economy and investment climate, market disruptions, including significant volatility in commodity prices, credit and capital markets, and supply chain interruptions.

Any of the above-mentioned factors could affect our business, prospects, financial condition and operating results. While our business has not been materially impacted by these geopolitical events as of the date of this Annual Report, the extent to which our operations or those of our customers will be affected in the future, or the ways in which the conflicts may impact our business, is unpredictable. The extent and duration of the military actions, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this Annual Report.

The imposition of tariffs has eroded and may further erode our profit margins.

The Company is exposed to several external risks, including rising production costs, increases in logistic fees and the price of diesel fuel, supply chain disruptions and fluctuations in consumer demand. In particular, tariffs imposed on raw materials and components used in the reconditioning process have led to increased production expenses, thereby compressing profit margins. Furthermore, these tariffs have adversely affected neighboring countries, which are key export markets for our customers. As a result, demand has declined among customers whose core business involves filling their products using our metal drums and plastic Containers for export to these regions. The imposition of additional or higher tariffs affecting the raw materials or components used in our business or affecting businesses that use our products in neighboring countries may further erode our profit margins.

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

Risks Related to Our Securities

There has been a limited public market for our Ordinary Shares. If an active trading market for our Ordinary Shares does not continue, shareholders may not be able to resell our Ordinary Shares at any reasonable price.

We completed our initial public offering (the “IPO”) of 1,750,000 Ordinary Shares on August 28, 2024 at a public offering price of US$5.00 per share and our Ordinary Shares began trading on the Nasdaq Capital Market on August 27, 2024 under the trading symbol “JBDI.” Since then, there has been a limited public market for our Ordinary Shares. We cannot assure you that an active public market for our Ordinary Shares will continue. If an active public market for our Ordinary Shares does not continue, the market price and liquidity of our Ordinary Shares may be materially and adversely affected. As a result, investors in our Ordinary Shares may experience a significant decrease in the value of their Ordinary Shares.

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

Holders of our Ordinary Shares may not be able to readily liquidate their investments or may be forced to sell at depressed prices due to low trading volume. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. Furthermore, extreme volatility may confuse public investors regarding the value of our stock, distort the market perception of our stock price and our financial performance and public image and negatively affect the long-term liquidity of our Ordinary Shares, regardless of our actual or expected operating performance. If we continue to encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Ordinary Shares and understand the value thereof.

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

Certain companies with public floats comparable to our public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of their businesses and that may have resulted from market manipulation activities by unrelated third parties. We have experienced similar volatility, which makes it difficult to assess the value of our Ordinary Shares and may result in a significant decline in the value of our Ordinary Shares.

Our Ordinary Shares have been subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with public floats comparable to ours have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective companies’ underlying performance. Although the specific cause of such volatility is unclear, it may be the direct result of unrelated third parties engaged in prohibited market manipulation activities. Some factors that may underlie extreme stock price run-ups followed by rapid price declines include, but are not limited to, the following:

1.	General market and industry conditions including the following:

●	tariffs;
●	disruptions in logistics; and
●	global geopolitical and military actions such as currently occurring in Ukraine and the Middle East.

2.	The Company’s own operations including the following:

●	fluctuations in our revenues, earnings and cash flow;
●	changes in financial estimates by securities analysts;
●	additions or departures of key personnel;
●	release of transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.

3.	Actions by unrelated third parties over whom the Company has no control including:

●	Coordinated social media “dump” schemes whereby third party adverse actors seek to artificially increase the price of a stock, which immediately causes a price collapse potentially resulting in adverse effects on our financial condition and operations, loss of investor confidence, regulatory scrutiny, and potential trading suspensions.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

The relatively small size of our public float may amplify the impact that actions taken by a few unrelated shareholders, over whom we have no control, have on the price of our Ordinary Shares. Such actions may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Our Ordinary Shares have experienced a decline, and may continue to experience either run-ups or declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, and which may have resulted or may, in the future, result from market manipulation activities by unrelated third parties over whom we have no control or from such unrelated their parties engaging in prohibited market manipulation activities, such as “pump and dump” schemes. Prospective investors may have difficulty assessing the rapidly changing value of our Ordinary Shares. In addition, investors in our Ordinary Shares may experience losses, which may be material, if the price of our Ordinary Shares declines or if such investors purchase our Ordinary Shares prior to any price decline.

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

Sales of substantial amounts of our Ordinary Shares in the public market could adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this Annual Report, we have a total of 9,514,532 Ordinary Shares (plus 379,218 treasury shares) issued and outstanding. The Ordinary Shares sold in our IPO are freely tradable without restriction or further registration under the Securities Act, and Ordinary Shares that currently are “restricted securities” may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our major shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our shares. See “Item 7. Major Shareholders and Related Party Transactions.”

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

As of the date of this Annual Report, E U Holdings, Mr. Lim CP, Ms. Siow Kin Lian (“Ms. Siow KL”), Mr. Lim KS and Mr. Lim TC (collectively, the “Controlling Shareholders”), own approximately 76.5% of our total issued and outstanding Ordinary Shares, representing approximately 76.5% of the total voting power. Accordingly, our Controlling Shareholders could control the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of Directors and other significant corporate actions, including the power to prevent or cause a change in control. Without the consent of our Controlling Shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. The interests of our Controlling Shareholders may differ from the interests of our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. For more information regarding our principal shareholders and their affiliated entities, see “Item 7. Major Shareholders and Related Party Transactions.”

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer whose Ordinary Shares are listed on Nasdaq, we rely on a provision in the Nasdaq corporate governance listing standards that allows us to follow Cayman Islands law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq.

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

We qualify as a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and we are subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. corporation.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

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

We incur significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares on Nasdaq.

Our Ordinary Shares were listed on Nasdaq on August 27, 2024. We have incurred and will continue to incur additional legal, accounting and other expenses as a public reporting company and particularly after we cease to qualify as an emerging growth company. For example, we are required to comply with the additional requirements of the rules and regulations of the SEC and Nasdaq rules, including applicable corporate governance practices. Compliance with these requirements has increased our legal and financial compliance costs and made some activities more time-consuming and costly. In addition, our management and other personnel has diverted attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur in the future as a result of these public company requirements.

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

ITEM 4. INFORMATION ON THE COMPANY

CORPORATE HISTORY AND STRUCTURE

Our Company was incorporated in the Cayman Islands on October 11, 2022 under the Companies Act as an exempted company with limited liability. Our authorized share capital was $500,000 divided into 500,000,000 Ordinary Shares, par value of $0.001 each. On February 7, 2024, for purposes of a recapitalization in anticipation of our IPO, the Company’s shareholders passed resolutions to effect a 1:2 share sub-division (a “forward stock split”) and to change the Company’s authorized share capital to $500,000 divided into 1,000,000,000 ordinary shares, of a par value of $0.0005 each. On June 29, 2026, the Company’s shareholders passed resolutions to effect a 1 for 2 share consolidation (a “reverse stock split”) and to change the Company’s authorized share capital back to $500,000 divided into 500,000,000 Ordinary Shares, par value of $0.001 each.

Prior to a group reorganization in 2023, JBDI was the holding company of a group of companies comprised of Jurong Barrels and JBD Systems. JBDI was held as to 52.16% by E U Holdings Pte Ltd (“E U Holdings”), 4.76% by Mr. Lim CP, 14.26% by Ms. Siow KL, 4.76% by Mr. Lim KS, 14.26% by Mr. Lim TC, 4.90% by Goldstein Enterprises Limited (“Goldstein”) and 4.90% by The Arc Development Company Limited (“Arc Development”), the latter two of which are independent third parties. Upon completion of the reorganization, E U Holdings owned 4,704,180 Ordinary Shares, Mr. Lim CP owned 429,292 Ordinary Shares, Ms. Siow KL owned 1,286,074 Ordinary Shares, Mr. Lim KS owned 429,292 Ordinary Shares, Mr. Lim TC owned 1,286,074 Ordinary Shares, Goldstein owned 441,919 Ordinary Shares and Arc Development owned 441,919 Ordinary Shares of the Company, respectively, and JBDI, Jurong Barrels and JBD Systems became directly/indirectly owned subsidiaries. Upon completion of our reorganization whereby the entire share capital of JBDI, Jurong Barrels and JBD Systems were transferred to us, our Group was comprised of JBDI, Jurong Barrels and JBD Systems as our direct and indirect wholly-owned subsidiaries, respectively.

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

JBD Systems

On May 4, 2017, JBD Systems was incorporated in Singapore as a private company with limited liability. It was 51% owned by Jurong Barrels until 2020 when Jurong Barrels acquired the remaining 49% of its outstanding equity. As part of a group reorganization effective May 30, 2023, JBD Systems became an indirect wholly-owned subsidiary of our Company. Until 2024, JBD Systems’ main business was the provision of wastewater treatment services; however, as of the date of this Annual Report, JBD Systems does not conduct any business operations.

Key Milestones

The key milestones in the development of our Group are highlighted chronologically below:

Year	Milestone
1976	Mr. Lim CP joined our business to assist his father and to be groomed to take over the business and thereafter, registered Lim Chwee Poh Trading Co.

1983	Mr. Lim CP and his partner registered the company, Good Industries Pte Ltd, to commence the business in the trading of used Containers.

1984	Mr. Lim CP together with his 2 brothers acquired the shares of his partner and Good Industries Pte Ltd changed its name to Jurong Barrels.

1994	Jurong Barrels took over the entire business operations of Lim Chwee Poh Trading Co. and Lim Chwee Poh Trading Co. ceased to carry on business.

2005	Jurong Barrels acquired KDS as a wholly-own subsidiary to expand its warehousing facilities.

2016	Mr. Lim CP’s brothers divested their 60% stake in Jurong Barrels and 100% stake in KDS to E U Holdings.

2017	Jurong Barrels ventured into the waste water treatment business holding a 51% stake in JBD Systems.

2020	Jurong Barrels acquired the remaining 49% stake in JBD Systems to consolidate 100% control.

2023	Completed our reorganization whereby JBDI, Jurong Barrels and JBD Systems became wholly-owned direct and indirect subsidiaries of the Company.

2024	Completed our IPO of 1,750,000 Ordinary Shares at a public offering price of US$5.00 per share and the Ordinary Shares began trading on August 27, 2024 on Nasdaq under the trading symbol “JBDI.”

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

Geographic Expansion: The operational procedure and technical know-how of drum reconditioning is regarded as standardized and transferrable from one operating location to another. Existing players leverage their resources and business network and tend to seek opportunities in other geographical locations to expand their business presence and garner regional or even global foothold. Growing industry players can provide integrated and tailor-made services to scalable and regional downstream clients, where cross-selling is more feasible across different regions and presents potential business opportunities. For instance, market participants in Singapore may seek to expand their capacity and provide offerings in other Southeast Asia countries such as Malaysia and Indonesia.

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

Competition Overview

In 2026, the drum reconditioning industry in Singapore is relatively consolidated with fewer than 5 industry participants engaged in sales of reconditioned drums and drum reconditioning services. In 2026, there are 216 toxic industrial waste collectors licensed under the Environmental Public Health (Toxic Industrial Waste) Regulation in Singapore, of which 20 are engaged in the industrial waste collection from container. Large scale market participants generally have diversified product portfolio and are involved in all parts of the value chain. They collect, recycle and sell a full line of reconditioned steel and plastic drums and IBC Tote tanks.

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

In-house Capability and Development Strategy: It is observed that the leading players are consolidating their resources in the expansion of in-house capabilities to further enhance their position in sales of reconditioned drums and drum reconditioning. On the other hand, the players also formulate their development strategy to keep pace with the market trends, including the sales and marketing, and services offering development, on a regular basis. The up-to-date business strategy not only helps the companies to have a better market position but also stand a better chance of acquiring customers.

Financial Capability: A sufficient capital reserve is required prior to commencement of operations, which incurs net cash outflows at the early stage of projects for materials and machinery procurement and labor cost. Financial capability, therefore, determines the scale of operation. Therefore, capital strength is one of the most important competition focuses in the drum reconditioning market in Singapore.

Entry Barriers

Strong track record: A strong track record with long-standing reputation is one of the most important entry barriers for the drum reconditioning industry. A proven track record and reputation possessed by market participants enable them to satisfy customers’ requirement and maintain a solid customer base from major customers that support a sustainable development of the business.

Industry Expertise and Service Offering: The major industry players are increasing competitiveness by providing integrated solutions in the form of various value-added services such as removal, cleaning, reconditioning and destruction of barrels, drums and other containers, which are highly preferred by the customers. As such, industry expertise and integrated solutions add value to clients, serving as an entry barrier to new market entrants.

Technical Knowhow: Technical knowledge is one the key barriers for new market entrants of drums reconditioning. Market participants are required to have a strong understanding of the collection and recycling of industrial waste. With technical know-how, the performance of the existing players and their quality of work can be assured to meet quality standards. Comparatively, new market entrants without technical know-how and experienced management teams may be less competitive.

OUR BUSINESS OPERATIONS

Overview

We are a supplier of a wide range of reconditioned and new Containers based in Singapore. Our products include reconditioned and new steel drums, plastic drums, carboys and IBCs with different capacities and our customers span various industries such as solvent, chemical, petroleum and edible product oil industries. We have been in this line of business for over 41 years. We have been accredited with ISO 9001 (quality management) for reconditioning of drums since October 2008 and we have established ourselves to be a supplier of a wide range of reconditioned and new Containers mainly serving the local Singapore market, and we also serve customers in Indonesia and Malaysia.

Our mission is to make it our corporate social responsibility to offer environmentally friendly, efficient, innovative and reliable products and services primarily in Singapore and also for the Southeast Asia region to help our customers move towards a zero environmental impact footprint and to save costs and achieve better allocation of resources in the process. We primarily tender and bid for their used Containers from companies operating in the solvent, chemical, petroleum and edible product oil industries and recondition them before selling them to our customers operating in those industries. We also source a range of new Containers from suppliers in The People’s Republic of China and Malaysia for sale to our customers. Apart from the selling of Containers, we also provide ancillary services to our customers, including (i) reconditioning services for used Containers; (ii) disposal and collection/delivery services; and (iii) wastewater treatment services. During the reconditioning of used Containers, we identify those Containers which cannot be reconditioned for scrapping or recycling and we also derive revenue from the sale of such scraps and recycled materials as well as other miscellaneous items that we collect during the provision of our services mentioned above. Our total revenue for the financial years ended May 31, 2025 and 2026 amounted to approximately $8.4 million and approximately $8.5 million, respectively. Over 70% of our total revenue during the financial years ended May 31, 2025 and 2026, respectively, was derived from the sale of reconditioned and new Containers.

History and Development

Mr. Lim CP’s father engaged in the trading of used Containers with Indonesian customers in the 1960s and Mr. Lim CP started assisting his father and registered a sole proprietorship, Lim Chwee Poh Trading Co. (which was terminated in 1994), to carry on the same business in 1976. As Mr. Lim CP traded in used Containers, he realized that there would be room for bigger profit margin if he reconditioned the used Containers and traded on reconditioned Containers instead. He set up Jurong Barrels in 1983 with a business partner as an attempt to develop the business in the trading of reconditioned Containers. Our Group’s business in trading of reconditioned Containers officially commenced in 1984 when Mr. Lim CP’s two brothers acquired all his business partner’s shares in Jurong Barrels and Jurong Barrels acquired a plant to recondition used Containers with an initial fleet of three delivery trucks and 12 employees. In the same year, the our operations were relocated to the Plant, which has reconditioning facilities and a warehouse. Jurong Barrels operated as a Lim family business from 1984 until 2016 although there were share transfers within the bigger Lim family during this period.

In 2005, Jurong Barrels acquired all the shares in KDS from an independent third party to expand its warehousing facilities. In order to prepare for the retirement of certain Lim family members and to further expand the business of the Group, Jurong Barrels transferred all its shares in KDS to a strategic investor, E U Holdings, in 2016. The Lim family members also jointly transferred 60% of their total shares in Jurong Barrels to EU Holdings in 2016, which made E U Holdings the controlling shareholder of Jurong Barrels. Mr. Lim CP continued to manage the business of our Group following such transfers and continues to do so as of the date hereof. To maintain the warehousing facilities, Jurong Barrels rented the Warehouse from KDS subsequent to E U Holdings’ acquisition of KDS. E U Holdings divested KDS to a 3rd party company on July 22, 2025.

In 2017, Jurong Barrels subscribed for a 51% interest in JBD Systems to expand into the wastewater treatment business. In 2020, Jurong Barrels acquired the remaining 49% interest in JBD Systems.

In over 41 years of operations, our Group has expanded to become the leading supplier of a wide range of reconditioned and new Containers in Singapore with a fleet of 10 delivery trucks and 12 forklifts and 99 employees as of May 31, 2026. Our Group’s production capacity per annum was approximately 228,758 reconditioned metal Containers and approximately 158,733 reconditioned plastic Containers in the financial year ended May 31, 2025 and approximately 213,757 reconditioned metal Containers and approximately 165,110 reconditioned plastic Containers in the financial year ended May 31, 2026.

Our Products

Our products include a wide range of reconditioned and new steel drums, plastic drums, carboys and IBCs with different capacities and the following are some pictures of our products:

1.		2.		3.
	200 liter reconditioned metal drum generally used by the chemical industry to hold chemicals such as solvent and thinner and the oil & gas industry to hold waste oil.		1,000 liter reconditioned IBC generally used to hold products that are required to be used in larger quantity, such as solvent, thinner and waste oil, etc.		200 liter reconditioned plastic drum generally used by the chemical industry to hold chemicals which may be reactive to metal and the shipping industry to build floating houses on the sea.

4.		5.		6.
	200 liter reconditioned open-top metal drum generally used by the Chemical industry to hold substances such as liquid latex.		200 liter new metal drum generally used by the oil & gas industry to hold petroleum.		We are able to customize our reconditioned Containers to meet the needs of our customers, such as affixing their company logos and applying two types of paint on reconditioned metal drums.

We have on average maintained more than 10 years of relationship with our top five suppliers for the financial years ended May 31, 2025 and 2026. We generally adopt a cost-plus margin approach in pricing our Containers.

Reconditioned Containers

For reconditioned Containers, we are an NEA licensed toxic waste collector and we generally tender or bid for used Containers from companies that engage in the solvent, chemical, petroleum and edible product oil industries. After collecting the used Containers, we recondition them in-house before selling them to our customers. We have been accredited with ISO 9001 (quality management) for reconditioning of drums since October 2008. “ISO 9001” is an internationally recognized standard for a quality management system (the “QMS”), which aims at the effectiveness of the QMS in meeting customer requirements and it prescribes requirements for ongoing improvement of quality assurance in design, development, production, installation and servicing.

We target to recondition 1,000 used metal Containers and 1,200 used plastic Containers per day. The typical procedures in reconditioning a used Container include (i) external wire brushing by scrubber machines to remove silk-screening marking, paper sticker and/or rust; (ii) external washing with solvents (such as kerosene, Toluene and degreaser) to remove oil and dirt; (iii) numerous cycles of internal washing by water jets/washing hose shoots in a high-pressure hot water system with degreaser, chemical solution and/or anti-rust chemical; (iv) making all necessary repairs including re-shaping the circular rim of the Container by using a hydraulic chimer machine and de-denting of the Container by hydraulic horizontal/vertical de-denting machine at test pressure of 60 pounds per square inch; (v) using hot air blower to remove water in the Container; (vi) using a suction machine to vacuum the Container to make sure all residues are cleared; and/or (vi) using stoving paint to spray paint the Container in our automated spray booth and baking dry the Container in the oven compartment. All reconditioned Containers will go through a stringent quality control inspection before delivery to customers.

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

Disposal and collection/delivery services

As we are an NEA licensed toxic waste collector and we have the permit to transport toxic industrial wastes, some of our customers utilize our fleet of 10 delivery trucks to dispose of their toxic industrial wastes for them and they also occasionally use our collection and/or delivery services as a matter of convenience.

Wastewater treatment services

When we recondition used Containers, we generate a vast amount of wastewater. As we are conscious of our corporate social responsibility, we have been treating and recycling such wastewater. We commenced the provision of wastewater treatment services to third parties when we acquired an interest in JBD Systems in 2017, which operated a wastewater treatment plant (the “Wastewater Treatment Plant”) located in Singapore that it leased to a single customer. The Wastewater Treatment Plant ceased operations as of June 1, 2024 and has produced no revenue for the Company since that date other than SG$3,000 during the fiscal year ended May 31, 2026 resulting from an outstanding balance that was due and owing under the lease. As of the date of this Annual Report, management is seeking a new customer for the Wastewater Treatment Plant.

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

Our customers

Our customers are primarily based in Singapore but we also serve customers in Indonesia and Malaysia. Approximately 87.9% and 87.9% of our total revenue during the financial years ended May 31, 2025 and 2026, respectively, was derived from our customers in Singapore. Our customers span various industries such as solvent, chemical, petroleum and edible product oil industries. We have a wide customer base comprising more than 300 customers and we have on average maintained more than 10 years of relationships with our top five customers for the financial years ended May 31, 2025 and 2026.

The revenue from our top five customers amounted to approximately 26.4% and 32.3% of our total revenue for the financial years ended May 31, 2025 and 2026, respectively. In particular, the revenue from our largest customer amounted to approximately $1.3 million and $1.2 million for each of the financial years ended May 31, 2025 and 2026, representing approximately 14.9% and 14.4% of our total revenue, respectively, for those financial years. Some of our customers are also our suppliers as they sell their used Containers to us. Four of our top five customers were also our suppliers during the financial years ended May 31, 2025 and 2026.

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

Sales and marketing

Our sales department consists of eight fully-time employees based in Singapore. Mr. Lim CP, Mr. Lim KS and Mr. Lim TM, oversee our sales department.

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

Inventory

To ensure a quick turnaround time for our customers, we normally bid and tender for used Containers in bulk and recondition them in anticipation of the needs of our customers. As such, we maintain an inventory of used Containers, reconditioned Containers and new Containers for our customers. For the financial years ended May 31, 2025 and 2026, we had inventory of approximately $0.3 million and approximately $0.2 million, respectively.

Machinery and vehicles

The table below sets out details of our machinery and vehicles for the financial years ended May 31, 2026.

Machinery/vehicles	Number of units	Function/usage	Approximate age	Approximate remaining useful life(1)
			(year)	(year)
Wastewater treatment system	1	To treat wastewater for reuse or discharge to public sewage	7	2

Production line with oven	1	To recondition used metal Containers	6	3

High pressure waterjets	5	To wash used plastic Containers	3	6

Forklifts	12	To assist in loading and unloading of Containers	4	0

Delivery trucks	10	For delivery and collection of Containers	4	0

Vans	2	To facilitate the purchase of small items and to fetch employees	5	0

(1)	The actual length of time that we will use these machines/vehicles may be different from the estimates due to reasons such as periodic maintenance and the demands of our customers and these estimates have no direct correlation to the depreciation charges of these machinery and vehicles recorded in our Group accounts.

We do not have a fixed replacement cycle policy as our in-house maintenance team perform regular maintenance on our machinery and vehicles in accordance with the suggestions by the respective manufacturers to ensure that they are well maintained and operating efficiently, which have generally helped to extend the useful lives of our machinery and vehicles and prevent unnecessary downtime.

Real Property and Equipment

We currently operate in three premises, namely:

1.	Plant - A leasehold estate at 34 Gul Crescent, Singapore 629538 of approximately 6,000 square meters leased by Jurong Barrels from JTC under a lease that terminates on May 15, 2041 (unless further extended by JTC). This property is used as our head office and a plant for the reconditioning and storage of used Containers. Jurong Barrels is required to pay land rent to JTC of S$18.87 per square meter per year.

2.	Warehouse - A logistics services warehouse at 16 Gul Crescent, Singapore 629526 which is used for the storage of reconditioned and new Containers. This property is currently rented from KDS at S$45,000 per month under a 3-year lease that terminates on May 15, 2028.

3.	Wastewater Treatment Plant - From August 2018 through May 2024, JBD Systems leased a wastewater treatment plant located in Singapore to Liquinex Group Pte Ltd, an independent third party. The Wastewater Treatment Plant ceased operations as of June 1, 2024 and it has not produced any income since ceasing operations other than SG$3,000 during the fiscal year ended May 31, 2026 resulting from an outstanding balance that was due and owing under the lease.

Licenses and Permits

As our business involves the transport, storage, process, use and disposal of toxic materials and/or hazardous substances, the following licenses, approvals and permits are material for our Group’s operations:

Description	Issuing Authority	Expiry Date	Issued to
Toxic industrial waste collector’s license for receiving empty containers for hydrogen peroxide, acid, alkali, oil/waste oil, solvents, acrylic, paint and resin for storage, reprocess, use, treatment or disposal in the Plant	NEA	July 31, 2027	Jurong Barrels

Transport approval for transportation of toxic industrial wastes for the transport of empty containers for hydrogen peroxide, acid, alkali, oil/waste oil, solvents, acrylic, paint and resin	NEA	July 31, 2027	Jurong Barrels

Petroleum & Flammable Materials Storage Licence	Singapore Civil Defence Force	June 30, 2027	Jurong Barrels

Permit to store and use hazardous substances to store and use prescribed amounts of sodium hydroxide, sulphuric acid and 2,2-dibromo-3-nitrilopropionamide (DBNPA) for prevention of grease, water treatment and spraying into internal containers, respectively, at the Plant	NEA	February 6, 2027	Jurong Barrels

License to store prescribed amount of sodium nitrite at the Plant	SPF	August 13, 2028	Mr. Lim CP for Jurong Barrels

License to possess or control prescribed amount of sodium nitrite at the Plant	SPF	August 13, 2028	Mr. Lim CP for Jurong Barrels

Approval to discharge trade effluent into the public sewer at the Plant	PUB	December 10, 2030	Jurong Barrels

License to use or operate an electrical installation under the provisions of the Electricity Act 2001 and the Electricity (Electrical Installations) Regulations 2002	Energy Market Authority	August 18, 2027	Jurong Barrels

Star accreditation under bizSAFE	WSH	November 18, 2028	Jurong Barrels

Each of our drivers also possess a valid Hazmat Transport Driver Permit issued by the SCDF to transport liquid toxic industrial wastes.

Competitive Strengths

We have a long and proven track record in the supply of reconditioned Containers in Singapore

We have been supplying reconditioned Containers to our customers for more than four decades and have accumulated industry experience in the reconditioning of used Containers. To better serve our customers, we also supply new Containers and offer a range of ancillary services to complement our business. We have been accredited with ISO 9001 (quality management) for reconditioning of drums since October 2008. We believe our industry knowledge, reputation and consistent delivery of quality products and services have contributed to our success over the years.

We believe our track record in the supply of reconditioned and new Containers as well as the ancillary services along with our strategy to become environmentally friendly will facilitate the promotion and demand for our products with both existing and new customers, as well as the expansion of our business.

We maintain a sizeable and stable pool of skilled labor with our own facilities

Our main business is the sale of reconditioned Containers and it is labor intensive to recondition used Containers. We pride ourselves in having a team of stable and skilled workers, technicians, mechanics and drivers who have the relevant skills and expertise in reconditioning of used Containers and the provision of other ancillary services which we offer to our customers. As of May 31, 2026, we had a team of 60 workers, 5 technicians, 2 mechanics and 12 drivers in our operations department, which enables us to respond promptly to our customers’ requests in terms of providing customization of Containers and other ancillary services to suit our customers’ needs and requirements. We believe that with the support of our Group’s stable pool of directly-hired skilled workers and our own facilities (including all machines required for reconditioning of used Containers, a fleet of 10 delivery trucks and 12 forklifts and a Wastewater Treatment Plant) we are self-contained and we are able to maintain the quality of our products and services in an efficient and coordinated manner as we do not have to rely on subcontractors to assist us in any production, service, logistic or maintenance process. Moreover, having our own pool of skilled direct labor and our own facilities will help us control and manage our costs more efficiently and effectively, which helps to boost or stabilize our profit margins.

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

We have strived to maintain stable business relationships with our key customers. For the financial years ended May 31, 2025 and 2026, our top five customers accounted for approximately 26.4% and 32.3% of our total revenue, and our top five customers have on average more than 10 years of business relationships with us. We believe that our Group’s strong and long-term relationships with these key customers provide us with a competitive advantage to secure future contracts, a steady flow of repeat business and revenue, and serve as a testament for us in marketing and business development with new customers.

We have an experienced and committed management team with succession plan

We are led by Mr. Lim CP, our Executive Director and Chief Executive Officer and one of the founding shareholders, who has been instrumental in spearheading the growth of our Group. Mr. Lim CP has over 42 years of experience in the trading of reconditioned and new Containers in Singapore and is primarily responsible for planning and execution of our Group’s business strategies. He is supported by the other Executive Director, Executive Officers and senior management (namely Mr. Liang Zhao Rong, Mr. Lim KS, Mr. Lim TC, Mr. Lim TM and Mr. Quek Che Wah) who collectively possesses expertise in reconditioning services, sales and marketing, operations, customer relationship management, human resources, operations and financial control and have been working with our Group for over 23 years on average. We believe that the collective knowledge, experience and expertise of our Executive Directors, Executive Officers and senior management will serve to respond to our customers’ needs in a timely manner which are essential for us to secure new business as well as maintain our existing customers. See “Item 6. Directors, Officers and Senior Management”.

Moreover, we recognize that effective succession planning is important in building a pipeline of leaders to ensure business continuity. As such, the second generation of Mr. Lim CP, namely Mr. Lim TM and Mr. Lim TC, joined the Group in 1999 and 2003, respectively, to look after sales and operations. Our management team is conscientious in identifying, grooming and preparing our own staff for management roles. With all of our client-facing senior management being groomed internally, we are able to maintain a consistent management culture and our commitment towards personal development of our staff will in turn enable us to maintain our service quality as we continue to expand.

We have a fleet of 10 delivery trucks which enables us to efficiently coordinate and manage our logistic service

For the financial year ended May 31, 2026, we had a fleet of 10 delivery trucks, which allows us to undertake efficient and coordinated logistic services for the delivery and collection of drums. Having our own fleet of trucks allow us to expediently deploy them to various locations as and when required as we do not need to rely on third parties. We also have an experienced in-house servicing team for our trucks to ensure that they are well maintained and operating efficiently.

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

Increasing our storage facilities and diversify the range of Containers

As we plan to increase our market share, we intend to diversify our range of reconditioned and new Containers so that we can expand our customer base to include companies that operate in the semiconductor and shipyard industries. As our range of Containers and our customer base expands, we will need additional physical storage facilities to house our products. We intend to look for opportunities to acquire or lease properties so that we will have sufficient space to house our products. In the event that our business continues to grow, we also may need to expand our Plant to accommodate more machinery for reconditioning works.

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

Creating enterprise value through the strengthening of our ESG

Our mission is to make it our corporate social responsibility to offer environmentally friendly, efficient, innovative and reliable products and services in Singapore and the Southeast Asian region to help our customers move towards a zero environmental impact footprint and to save costs and achieve better allocation of resources in the process. As such, we also strive to make sure that all our work processes are environmentally friendly. We are already recycling wastewater, the Containers that cannot be reconditioned and the other miscellaneous items that we collect during the provision of our services. As our work processes consume a lot of electricity, we have installed solar panels on the roof of our Plant so that our work processes can be more friendly to the environment.

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

Relationships with our customers

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

Environmental Protection

Reconditioning of used Containers may generate a lot of waste which may inevitably have an impact on the environment. To carry out our corporate responsibility in respect of environmental protection and to be in compliance with the relevant laws and regulations, we have our own wastewater treatment facilities to treat the wastewater generated in our plant and over 65% of the treated wastewater is deployed in the reconditioning process and a licensed independent waste collector collects the remaining sludge derived from the wastewater treatment for proper disposal in accordance with the requirements of the NEA. We have also installed a volatile organic compounds (VOC) monitoring system to track the water pH level and the parts per million (ppm) of the water released to public sewage. We also send all the non-conforming used Containers for scrapping or recycle and we endeavor to sell all the scraps, recycled materials and all the other recyclable materials which we identify during our work process to the appropriate recycle companies and the other industrial wastes are properly disposed by licensed independent waste collectors. During the financial years ended May 31, 2025 and 2026, we had no material non-compliance or violations of any laws and regulations in relation to environmental protection.

Workplace Health and Safety

Our Group’s business in Singapore is subject to various environmental and safety standards and regulations including Environmental Protection and Management Act (Chapter 94A), Environmental Protection and Management (Hazardous Substances) Regulations, Environmental Public Health (Toxic Industrial Waste) Regulations 1988, the Sewerage and Drainage (Trade Effluent) Regulations, the Arms and Explosives Act (Chapter 13), the Electricity Act (Chapter 89A), the Electricity (Electrical Installations) Regulations 2002, the Workplace Safety and Health Act (Chapter 354A), Workplace Safety and Health (General Provisions) Regulations and the Work Injury Compensation Act (Chapter 354). Please refer to the “Regulatory Environment” section of as of the date of this Annual Report for more information. We are committed to risk management, health and safety standards, quality assurance and environmental impact control. We operate under the strict regime of these environmental and safety standard and regulations and our Directors are not aware of any infringements for the financial years ended May 31, 2025 and 2026.

We endeavor to implement and maintain a robust workplace safety and health management safety system, and on June 25, 2021 we obtained a certificate from WSH (which will remain valid until August 5, 2027) certifying that Jurong Barrels has fulfilled the requirements to obtain the Level Star accreditation under bizSAFE. In particular, all our drivers are required to obtain the Hazmat Transport Driver Permit issued by the SCDF to transport liquid toxic industrial wastes. All our forklift operators are required to attend a forklift operator course conducted by an accredited training provider recognized by the MOM and passed the relevant theory and practical tests before they can apply for a Forklift License issued by the MOM. Other than the mandatory courses, we also encourage our forklift operators, metal workers, drivers and driver attendants to attend various courses on safety and technical skills to ensure that they are updated on new developments and requirements in the industry.

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

Competition

We are the leading supplier of a wide range of reconditioned and new Containers in Singapore, and accounted for approximately 40.5% of the market share (in terms of revenue) of the reconditioned Containers industry in Singapore in 2026. The market of reconditioning of Containers in Singapore is relatively consolidated with less than 5 industry participants in 2026. In 2026, there are 216 NEA licensed toxic industrial waste collectors in Singapore, of which 20 are engaged in industrial waste collection involving containers. Large scale market participants, like ourselves, generally have a diversified product portfolio, are involved in all parts of the value chain, including collection and recycling, and offer for sale a full line of reconditioned Containers. The barrier to enter the industry is relatively high as it involves heavy capital investments to set-up and operate the business, industry expertise to provide integrated solutions and value-added services to customers, well-established and long-term business relationships with customers and suppliers as well as a strong track record to attract new customers.

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

Employees

We employed 99 persons as of May 31, 2026 who were all based in Singapore. 57 of those employees were foreign workers. The following table contains a breakdown of our employees by position:

Position	Number of Employees
Administrative	20
Barrel reconditioning/recycling workers	60
Technicians	5
Mechanics	2
Drivers	12
Total	99

Over 25% of our employees had worked with us for over 10 years as of May 31, 2026. Our employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good and we generally pay our employees above the median salary published by the MOM. We have not experienced any difficulty in the hiring of employees, even when Singapore was affected by lockdowns during the COVID-19 pandemic.

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

Litigation and Other Legal Proceedings

On March 24, 2026, Plaintiffs Patrick Shane Johnson, Jack Pena and Hitesh Dev filed a putative civil class action complaint before the Supreme Court of the State of New York, New York County (Patrick Shane Johnson, et al. v. Syla Technologies Co., Ltd., et al. (New York County Sup. Ct. Index No. 153671/2026). Plaintiffs, for themselves and others similarly situated, assert claims against approximately 47 issuers (including the Company), as well as a large number of underwriters and individuals. Although none of the named Plaintiffs are alleged to be current or former shareholders of the Company, Plaintiffs assert claims against the Company for violations of Sections 11 and 12 of the Securities Act of 1933 arising from alleged material misrepresentations or omissions in the Company’s registration statement or prospectus issued in connection with the Company’s initial public offering. More specifically and similar to all of the named defendants-issuers, Plaintiffs allege that the Company purportedly failed to disclose that the Company’s shares were susceptible to pump-and-dump schemes, which Plaintiffs allege purportedly occurred and which schemes were conducted by unknown individuals, or the defendants themselves. The Company has not yet been formally served with the Summons and Complaint filed in the action. Should the case proceed, the Company believes the claims asserted against it are legally defective and without merit, and the Company intends to vigorously defend the action.

As of the date of this Annual Report, other than the class action lawsuit described above, there are no material proceedings to which the Company, any Director or Officer of the Company, or any associate of any such Director or Officer, is a party that is adverse to our Company or any of our subsidiaries or that has a material interest adverse to our Company or any of our subsidiaries. No Director or Executive Officer of the Company has been a director or executive officer of any business which has filed a bankruptcy petition or had a bankruptcy petition filed against it during the past ten years. No Director or Executive Officer of the Company has been convicted of a criminal offense or is the subject of a pending criminal proceeding during the past ten years. No Director or Executive Officer of the Company has been the subject of any order, judgment or decree of any court permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, or securities or banking activities during the past ten years. No Director or Executive Officer has been found by a court to have violated a federal or state securities or commodities law during the past ten years.

However, we may from time to time after the date of this Annual Report become subject to claims and litigation arising in the ordinary course of business. One or more unfavorable outcomes in any claim or litigation against us could have a material adverse effect for the period in which such claim or litigation is resolved. In addition, regardless of their merits or their ultimate outcomes, such matters are costly, divert management’s attention and may materially adversely affect our reputation, even if resolved in our favor.

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

As of the date of this Annual Report, Jurong Barrels is a holder of an Electrical Installation License granted by the EMA under the provisions of the EA 2001 and the EEIR 2002. The Electrical Installation License is required to be renewed on an annual basis.

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

As of the date of this Annual Report, the Singapore Police Force (SPF) has granted Mr. Lim CP for Jurong Barrels a license to possess or control sodium nitrite in the quantity of 300,000 kg as well as a license to store sodium nitrite in the quantity of 300,000 kg respectively. As of the date of this Annual Report, the Company has been informed by the SPF that it is required to install a 24-hour CCTV in the storage room in order to renew the license. The Company intends to install such a 24-hour CCTV in the near future.

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

During the course of its business operations, Jurong Barrels generates trade effluent, which is discharged into the public sewer. As of the date of this Annual Report, Jurong Barrels has obtained written approval from the PUB to discharge trade effluent into the public sewer at its plant located at 34 Gul Crescent, Singapore 629538 (the “Plant”). The written approval which is currently in force, is valid from December 11, 2025 and is set to expire on December 10, 2030.

Laws and regulations relating to toxic industrial waste

Environmental Public Health Act 1987 (“EPHA 1987”) and Environmental Public Health (Toxic Industrial Waste) Regulations 1988 (“TIWR 1988”) of Singapore

Under the EPHA 1987, toxic industrial waste refers to any industrial waste which, owing to its nature, composition or quantity, constitutes a danger to human health or the environment or which contains or may produce pathogens of transmissible diseases.

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

Jurong Barrels is the owner of 12 forklifts which are utilized frequently as part of its business operations. As of the date of this Annual Report, none of the forklifts are used on expressways in Singapore. Jurong Barrels will apply and obtain approval from the relevant authorities for such use should such need arise.

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

As of the date of this Annual Report, Jurong Barrels has obtained the relevant motor insurances covering third-party risks and such insurances will cover the relevant third-party liabilities that may be incurred by the drivers of its delivery trucks. As of the date of this Annual Report, the Company has not had any claims filed under the relevant motor insurances.

In February 2026, Singapore amended the Road Traffic Act 1961 to facilitate the transition to the next-generation Electronic Road Pricing (“ERP 2”) system and to enhance penalties for certain vehicle-safety offences. From 1 January 2027, all Singapore-registered motor vehicles must have an ERP 2 On-Board Unit (“OBU”) installed in order to travel on public roads in Singapore. The amendments also provide for the decriminalisation of missed ERP charges, which will instead be treated as an administrative matter.

As of the date of this Annual Report, Jurong Barrels has obtained an ERP 2 OBU for each of its fleet of 10 delivery trucks. The Company’s forklifts are primarily used for warehouse and internal operations and are not ordinarily operated on public roads. Accordingly, the Company does not currently expect the ERP 2 requirements applicable to Singapore-registered motor vehicles travelling on public roads to have a material impact on the operation of its forklifts.

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

The maximum financial penalty for breaches of PDPA 2012 by an organization is the higher of S$1 million or 10% of the organization’s annual turnover in Singapore.

The Amendment Act also introduced a data portability obligation under the PDPA. The obligation will require an organization, upon an individual’s request, to transmit the individual’s data that is in the organization’s possession or under its control to another organization in a commonly used machine-readable format. As at the date of this Annual Report, the data portability obligation has not yet come into force and the PDPC has stated that it will take effect when the relevant Regulations are issued. We will continue to monitor developments relating to the implementation of the data portability obligation and assess its impact on the Group’s data protection policies, processes and systems.

In addition, the PDPC announced in February 2026 that private organizations are required to cease using full or partial National Registration Identity Card (“NRIC”) numbers for authentication purposes by December 31, 2026. From January 1, 2027, the PDPC will step up enforcement against organizations that continue to use NRIC numbers for authentication. We are reviewing our existing authentication practices and will take the necessary measures to comply with the requirements within the prescribed timeframe. The Company continues to review and enhance its personal data protection and cybersecurity measures in accordance with the applicable requirements and regulatory guidance.

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

Laws and regulations relating to infectious diseases

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report. This discussion and analysis and other parts of this Annual Report contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties, and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report. You should carefully read the “Risk Factors” section of this Annual Report in Item 3.D. to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

OVERVIEW

JBDI Holdings Limited is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material direct operations of our own, we conduct our operations through our operating subsidiaries in Singapore.

For the financial years ended May 31, 2024, 2025 and 2026, our total revenue amounted to approximately $9.4 million, approximately $8.4 million and approximately $8.5 million, respectively, of which Singapore accounted for approximately $7.9 million, approximately $7.4 million and approximately $7.5 million for the financial years ended May 31, 2024, 2025 and 2026, respectively. Indonesia accounted for approximately $0.9 million, approximately $0.6 million and approximately $0.7 million for the financial years ended May 31, 2024, 2025 and 2026. Malaysia and other countries accounted for approximately $0.6 million, approximately $0.4 million and approximately $0.3 million for the financial years ended May 31, 2024, 2025 and 2026.

Our net loss amounted to approximately $1.0 million, approximately $2.7 million and net profit approximately $0.1 million for the financial years ended May 31, 2024, 2025 and 2026, respectively.

KEY FACTORS AFFECTING THE RESULTS OF OUR GROUP’S OPERATIONS

Our financial condition and results of operation have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out in the section headed “Risk Factors” in this Annual Report and those set out below.

●

Demand from our major customer groups - Our aggregate sales generated from our top five customers were approximately 26.4% and 32.3% of our total revenue for the financial years ended May 31, 2025 and 2026, respectively. In particular, sales to our largest customer amounted to approximately $1.3 million and $1.2 million for each of the financial years ended May 31, 2025 and 2026, representing approximately 14.9% and 14.2% of our total revenue, respectively, for those financial years.

Our aggregate sales generated from our top five customers were approximately 30.0% and 26.4% of our total revenue for the financial years ended May 31, 2024 and 2025, respectively. In particular, sales to our largest customer amounted to approximately $1.3 million, representing 14.2% of our total revenue for the financial year ended May 31, 2024.

Our sales are significantly affected by the demands of our customers due to vigorous price competition from competitors, supply chain shortages and disruption and inflationary cost pressure as our customers will seek to purchase products at more competitive prices with faster delivery.

●

Fluctuations in the cost of revenue - Finished goods form part of our cost of revenue, representing approximately 50.1%, 60.3% and 54.5% of our total cost of revenue for the financial years ended May 31, 2026, 2025 and 2024, respectively.

Finished goods represented approximately 54.5% and 60.3% of our total cost of revenue for the financial years ended May 31, 2024 and 2025, respectively.

Fluctuations in the price, availability, quality, cost of labor and transportation may impact the price we must pay for our finished goods, and ultimately our selling price. We may be unable to pass all or any of these higher costs on to our customers, which could have a material adverse effect on our profitability.

The prices at which we purchase such finished goods are determined by the demand and supply forces in this industry, as well as our bargaining power with our suppliers. For the financial years ended May 31, 2025 and 2026, the majority of our finished goods were commonly available from the market. We are exploring how to diversify our procurement networks to lower purchasing prices, such as through the consolidation of customer orders to negotiate better pricing. However, we expect continued fluctuations in the cost of finished goods to affect our margins in the future.

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

Comparison of operating results for the financial years ended May 31, 2025 and 2026

Revenue

As set forth in the following table, during the financial years ended May 31, 2025 and 2026, our revenue was derived from the sales of reconditioned Containers, the sales of new Containers, reconditioning services, waste water equipment services and sales of recycled materials and services serving the chemical and oil and gas industries:

	Financial Years Ended May 31,
	2025		2026
	$’000%		$’000%

Revenue
Sales of reconditioned Containers	5,326	63.1	5,190	60.9
Sales of new Containers	755	8.9	1,127	13.2
Reconditioning services	1,073	12.7	411	4.8

Sales of recycled materials and services	1,291	15.3	1,795	21.1

Total	8,445	100.0	8,523	100.0

Our total revenue increased by approximately $0.1 million or 0.9% to approximately $8.5 million for the financial year ended May 31, 2026 from approximately $8.4 million for the financial year ended May 31, 2025. Such increase was mainly attributable to the increase in sales of new Containers of approximately $0.4 million as a result of local demand.

Our net loss amounted to approximately $2.7 million and net profit amounted to approximately $0.1 million for the financial years ended May 31, 2025 and 2026, respectively. The net profit for the financial year ended May 31, 2026 was mainly caused by the increase in sales and decrease in expenses.

Approximately 87.9% and 87.9% of our total revenue for the financial years ended May 31, 2025 and 2026, respectively, was generated from customers located in Singapore. For the same financial years, our revenue generated from customers located in Indonesia accounted for approximately 7.9% and 8.9% of our total revenue, respectively, and our revenue generated from customers located in Malaysia and other countries accounted for approximately 4.2% and 3.2% of our total revenue, respectively.

Revenue by geographic location

During the financial years ended May 31, 2025 and 2026, customers for our sale of reconditioned Containers, sale of new Containers, reconditioning services, waste water equipment services and sales of recycled materials and services were mainly located in Singapore. The following tables set out a breakdown of our revenue by geographic location of our customers for the financial years ended May 31, 2025 and 2026:

Singapore

	Financial Years Ended May 31,
	2025		2026
	$’000%		$’000%

Singapore
Sales of reconditioned Containers	4,305	58.0	4,162	55.5
Sales of new Containers	755	10.2	1,127	15.0
Reconditioning services	1,073	14.4	411	5.5
Sales of recycled materials	1,291	17.4	1,795	24.0

Total	7,424	100.0	7,495	100.0

Revenue from Singapore increased by approximately $0.1 million for the financial year ended May 31, 2026, as compared to the corresponding financial year ended May 31, 2025, and was primarily attributable to increase in sales of new Containers.

Indonesia

	Financial Years Ended May 31,
	2025		2026
	$’000%		$’000%

Indonesia
Sales of reconditioned Containers	665	100.0	754	100.0

Total	665	100.0	754	100.0

Revenue from Indonesia increased by approximately $0.1 million from approximately $0.7 million for the financial year ended May 31, 2025 to approximately $0.8 million for the financial year ended May 31, 2026.

Malaysia and other countries

	Financial Years Ended May 31,
	2025		2026
	$’000%		$’000%

Malaysia and other countries
Sales of reconditioned Containers	356	100.0	274	100.0

Total	356	100.0	274	100.0

Revenue from Malaysia and other countries decreased by approximately $0.1 million from approximately $0.4 million for the financial year ended May 31, 2025 to approximately $0.3 million for the financial year ended May 31, 2026.

Cost of revenue

During the financial years ended May 31, 2025 and 2026, our cost of revenue decreased by approximately $0.8 million or 16.2 % to approximately $4.3 million for the financial year ended May 31, 2026 from approximately $5.1 million for the financial year ended May 31, 2025. Such decrease was mainly attributable to lower cost to purchase used drums and containers.

Gross profit and gross profit margin

Our gross profit amounted to approximately $3.4 million and approximately $4.3 million for the financial years ended May 31, 2025 and 2026, respectively. Our gross profit margins were approximately 39.7% and 49.9% for the financial years ended May 31, 2025 and 2026, respectively. Our total gross profit increased during the financial year ended May 31, 2026 primarily due to increase in sales and decrease in cost of revenue.

Selling and distribution expenses

Our selling and distribution expenses mainly included freight charges for inbound and outbound shipments and commissions payable to third parties for delivery of drums to our Plant. The following table sets forth the breakdown of our selling and distribution expenses for the financial years ended May 31, 2025 and 2026:

	Financial Years Ended May 31,
	2025		2026
	$’000%		$’000%

Advertisement and promotion	4	2.9	4	2.1
Commission	26	18.6	55	28.4
Freight charges	100	71.3	125	64.8
Transportation	5	3.6	6	3.1
Travelling	5	3.6	3	1.6

Total	140	100.0	193	100.0

Our selling and distribution expenses increased by approximately $0.05 million from approximately $0.14 million for the financial year ended May 31, 2025 to approximately $0.19 million for the financial year ended May 31, 2026, representing approximately 1.7% and 2.3% of our total revenue for the corresponding financial years.

Administrative expenses

The following table sets forth the breakdown of our administrative expenses for the financial years ended May 31, 2025 and 2026:

	Financial Years Ended May 31,
	2025		2026
	$’000%		$’000%

Depreciation and amortization	347	5.7	351	8.3
Salaries and related costs	2,695	43.9	2,599	61.4
Repair and maintenance	48	0.8	53	1.2
Upkeep of motor vehicles	253	4.1	295	7.0
Logistics services	267	4.4	186	4.4
Management fees	90	1.5	-	-
Impairment on property, plant and equipment	226	3.7	-	-
Allowance for expected credit loss	133	2.1	28	0.7
Others	2,077	33.8	718	17.0

Total	6,136	100.0	4,230	100.0

Administrative expenses were approximately $6.1 million and approximately $4.2 million for the financial years ended May 31, 2025 and 2026, respectively, representing approximately 72.7% and 49.6% of our total revenue for the corresponding financial years.

Salaries and related costs mainly represented the salaries, employee benefits and retirement benefit costs for our employees’ and Directors’ remuneration. The staff costs of our Group were approximately $2.7 million and approximately $2.6 million for the financial years ended May 31, 2025 and 2026, respectively.

Depreciation and amortization expense is charged on our property and equipment which includes (i) leasehold land; (ii) right-of-use asset; (iii) motor vehicles; and (iv) office equipment, and furniture and fittings.

“Others” is mainly comprised of insurance expenses, office supplies, legal and professional fees, vehicle upkeep and other miscellaneous expenses and aggregated approximately $2.1 million and approximately $0.7 million for the financial years ended May 31, 2025 and 2026, respectively. The decrease in other expenses was primarily due to decrease in other expenses such as legal and professional fees.

Other Income, Net

The following table sets forth the breakdown of our other income (expense) for the financial years ended May 31, 2025 and 2026:

	Financial Years Ended May 31,
	2025	2026
	$’000	$’000

Interest incomes	4	3
Interest expenses	(34)	(24)
Government grants	32	20
Gain on disposal of property, plant and equipment	28	150
Foreign exchange, net	*	*
Reversal of allowance for expected credit loss	148	195
Other incomes	23	33

Total	201	377

*The figures are insignificant.

Reversal of allowance for expected credit loss for the financial years ended May 31, 2025 and 2026 represented the amount of provision of debt received. Interest expenses were approximately $0.03 million for the financial year ended May 31, 2025 and approximately $0.02 million for financial year ended May 31, 2026 from our bank loans and financing facilities. For more details of our bank borrowings, please see the paragraph headed “Bank Indebtedness” in this section.

Income Tax Expenses

During the financial years ended May 31, 2025 and 2026, our income tax refund/expense was comprised of our current tax expense for the relevant financial year.

For the financial year ended May 31, 2025, our income tax expense was approximately $0.001 million.

For the financial year ended May 31, 2026, our income tax estimate was approximately $0.1 million.

Net Loss

As a result of the foregoing, our net loss amounted to approximately $2.7 million and net profit was approximately $0.1 million for the financial years ended May 31, 2025 and 2026, respectively.

Comparison of operating results for the financial years ended May 31, 2025 and 2024

Revenue

As set forth in the following table, during the financial years ended May 31, 2025 and 2024, our revenue was derived from the sales of reconditioned Containers, the sales of new Containers, reconditioning services, waste water equipment services and sales of recycled materials and services serving the chemical and oil and gas industries:

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

Singapore

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

Indonesia

	Financial Years Ended May 31,
	2025		2024
	$’000%		$’000%

Indonesia
Sales of reconditioned Containers	665	100.0	877	100.0

Total	665	100.0	877	100.0

The revenue in Indonesia decreased by approximately $0.2 million from approximately $0.9 million for the financial year ended May 31, 2024 to approximately $0.7 million for the financial year ended May 31, 2025.

Malaysia and other countries

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

Administrative expenses

The following table sets forth the breakdown of our administrative expenses for the financial years ended May 31, 2025 and 2024:

	Financial Years Ended May 31,
	2025		2024 (Restated)
	$’000%		$’000%

Depreciation	347	5.7	525	9.7
Salaries and related costs	2,695	43.9	2,747	51.0
Repair and maintenance	48	0.8	46	0.9
Upkeep of motor vehicles	253	4.1	334	6.2
Logistics services	267	4.4	143	2.7
Management fees	90	1.5	267	5.0
Impairment on property, plant and equipment	226	3.7	716	13.3
Allowance for expected credit loss	133	2.1	246	4.6
Others	2,077	33.8	363	6.6

Total	6,136	100.0	5,387	100.0

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

“Others” is mainly comprised of insurance expenses, office supplies, legal and professional fees, vehicle upkeep and other miscellaneous expenses and aggregated approximately $2.1 million and approximately $0.4 million for the financial years ended May 31, 2025 and 2024, respectively. The increase in other expenses was primarily due to an approximately $1.6 million increase in legal and professional fees as a result of our IPO, which closed on August 26, 2024.

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

Cash flows

The following table summarizes our cash flows for the financial years ended May 31, 2026, 2025 and 2024:

	For the Financial Years Ended May 31,
	2026	2025	2024
	$’000	$’000	$’000

Net cash (used in) provided by operating activities	(367)	(3,367)	1,000
Net cash provided by (used in) investing activities	92	(4)	(38)
Net cash (used in) provided by financing activities	(466)	5,728	(1,081)
Effect of exchange rate change on cash and cash equivalents	(22)	180	(148)

Net change in cash and cash equivalents	(763)	2,537	(267)

BEGINNING OF YEAR	2,727	190	457

END OF YEAR	1,964	2,727	190

Cash flows from operating activities

For the financial year ended May 31, 2026, our net cash used by operating activities was approximately $0.4 million, which primarily consisted of our net profit of approximately $0.1 million, adding back (i) the non-cash depreciation of property, plant and equipment and amortization of right-of-use asset of approximately $0.4 million; (ii) the allowance for expected credit loss of approximately $0.03 million (iii) the increase in accounts payable and accrued liabilities of approximately $0.1 million; (v) the decrease in inventories of approximately $0.03 million; and (vi) the increase of amount due to related parties of approximately $0.001million, and partially offset by (a) the increase in accounts receivable and deposits, prepayments and other receivables of approximately $0.7 million; (b) the repayment of operating lease liabilities of approximately $0.04 million; (c) gain on disposal of property and equipment of $0.1 million; and (d) reversal of impairment for estimated credit loss of $0.2 million.

For the financial year ended May 31, 2025, our net cash used by operating activities was approximately $3.4 million, which primarily consisted of our net loss of approximately $2.7 million, adding back (i) the non-cash depreciation and amortization of property and equipment and right-of-use asset of approximately $0.3 million; (ii) the allowance for expected credit loss of approximately $0.2 million (iii) the increase in accounts payable and accrued liabilities of approximately $0.2 million; (iv) the decrease in accounts receivable of approximately $0.02 million; (v) the decrease in inventories of approximately $0.04 million; and (vi) the decrease of amount due to related parties of approximately $1.4 million, and was partially offset by (a) the repayment of operating lease liabilities of approximately $0.1 million.

For the financial year ended May 31, 2024, our net cash provided by operating activities was approximately $1.0 million, which primarily consisted of our net loss of approximately $1.0 million, adding back (i) the non-cash depreciation of property, plant and equipment and right-of-use assets of approximately $0.5 million; (ii) the impairment depreciation of property, plant and equipment of approximately $0.7 million; (iii) the increase in accounts payable and accrued liabilities of approximately $0.2 million; (iv) the decrease in accounts receivable of approximately $0.3 million; (v) the decrease in inventories of approximately $0.04 million; (vi) the increase of amount due to related parties of approximately $0.4 million; and (vii) reversal of the allowance for expected credit loss of approximately $0.2 million, and was partially offset by (a) the decrease of taxes payable of approximately $0.3 million; and (b) the repayment of operating lease liabilities of approximately $0.06 million.

Cash flows used in investing activities

For the financial year ended May 31, 2026, our net cash used in investing activities was approximately $0.09 million, primarily consisting of the purchase of property and equipment of approximately $0.09 million offset by the proceeds from the disposal of property and equipment of approximately of $0.18 million.

For the financial year ended May 31, 2025, our net cash used in investing activities was approximately $0.004 million, primarily consisting of the purchase of property and equipment of approximately $0.03 million offset by the proceeds from the disposal of property and equipment of approximately of $0.03 million.

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

For the financial year ended May 31, 2026, our net cash used in financing activities of approximately $0.5 million, which mainly consisted of repayment of borrowings of approximately $0.2 million and share buy-back of approximately $0.2 million.

For the financial year ended May 31, 2025, our net cash provided byfinancing activities of approximately $5.7 million, which mainly consisted of issuance of new shares of approximately $6.7 million offset by repayment of borrowings of approximately $0.4 million and share buy-back of approximately $0.6 million.

For the financial year ended May 31, 2024, our net cash used in financing activities was approximately $1.1 million, which mainly consisted of bank borrowings and repayment of lease liabilities of approximately $0.4 million and dividend payment of approximately $0.7 million.

Accounts receivable, net

Our net accounts receivable increased from approximately $1.6 million as of May 31, 2025 to approximately $2.0 million as of May 31, 2026. The increase was primarily attributable to increase in sales volume and sales prices in April and May 2026.

We did not charge any interest on or hold any collateral as security over these accounts receivable balances. We generally offer credit periods of 30 to 90 days to our customers. We have not had, and do not expect to have, issues collecting payment from these longer aging invoices.

The following table sets forth the ageing analysis of our accounts receivable, net, based on the invoiced date as of the dates mentioned below:

	As of May 31,
	2025	2026
	$’000	$’000

Within 30 days	1,062	1,694
Between 31 and 60 days	212	151
Between 61 and 90 days	56	44
Over 90 days	294	89

Total accounts receivable, net	1,624	1,978

	As of May 31,
	2025	2026
	$’000	$’000

Third parties	1,941	2,130
Less: Allowance for expected credit loss	(317)	(152)

Total accounts receivable, net	1,624	1,978

Movements in the allowance for expected credit loss are as follows:

	As of May 31,
	2025	2026
	$’000	$’000

Opening balance	317	317
Allowance for the expected credit loss	133	28
Reversal of the allowance for the expected credit loss	(148)	(195)
Effect of exchange rate	15	2

Closing balance	317	152

We have a policy for determining the allowance for impairment based on the evaluation of collectability and aging analysis of accounts receivable and on management’s judgment, including the change in credit quality, the past collection history of each customer and the current market condition.

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

During the financial years ended May 31, 2025 and 2026, other than the loss allowance provision indicated in the table above, no impairment loss was provided for amounts that were past due.

Accounts payable and accrued liabilities

The general credit terms from our major suppliers are payment within 30 days. Our accounts payable and accrued liabilities increased from approximately $1.2 million as of May 31, 2025 to approximately $1.3 million as of May 31, 2026 which was generally in line with the increased purchases from our suppliers. We generally pay our accounts payable within 30 days of receipt of invoice. Our average payables turnover days remained relatively stable and amounted to approximately 50 days and approximately 62 days as of May 31, 2025 and 2026, respectively.

We did not have any material default in payment of accounts payable during the financial years ended May 31, 2025 and 2026.

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

We had the following contractual obligations and lease commitments as of May 31, 2026:

Contractual Obligations	Total	1 Year and below	More than 1 to 3 Years	More than 3 to 5 Years	More than 5 Years
	$’000	$’000	$’000	$’000	$’000

Lease liabilities	1,082	63	129	134	756

Total obligations	1,082	63	129	134	756

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this Annual Report, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand and cash flows from our operations.

Bank Indebtedness

	Term of	Annual	As of May 31,
	repayments	interest rate	2025	2026
			$’000	$’000

Term loans	Within 5 years	2.0%	236	-

			236	-
Representing :-
Within 12 months			236	-

			236	-

As of May 31, 2025, all bank borrowings were obtained from a financial institution in Singapore, bore annual interest at a fixed rate of 2.0% and matured in December 2025. The bank borrowings were repaid in full and the Company has no outstanding bank debt as of May 31, 2026.

Capital commitments

For the financial years ended May 31, 2026, 2025 and 2024, we did not have any capital commitments.

Off-Balance Sheet Transactions

As of May 31, 2026, we have not entered into any material off-balance sheet transactions or arrangements.

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

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which the assets become fully operational and after taking into account their estimated residual values:

Expected useful life
Factory and office equipment	5 years
Factory improvement	5 years
Leasehold factory premises	30 years
Furniture and fittings	10 years
Machinery and equipment	10 years
Motor vehicles and forklifts	5 years
Renovation	5 years
Leasehold land	15 years

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

Amounts received as prepayment on future products are recorded as customer deposits and recognized as revenuewhen the product is shipped.

●	Shipping and Handling Costs

Shipping and handling costs, which are associated with the distribution of our products to customers, were approximately $0.1 million, approximately $0.1 million and approximately $0.1 million during the financial years ended May 31, 2026, 2025 and 2024, and are borne by the Company’s suppliers or distributors.

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

For the financial years ended May 31, 2026, 2025 and 2024, the Company did not have any interest and penalties associated with tax positions. As of May 31, 2026 and 2025, the Company did not have any significant unrecognized uncertain tax positions.

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

FASB ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. For the financial years ended May 31, 2026, 2025 and 2024, the Company has one reporting business segment.

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

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, and accounts receivable. Cash and cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Singapore Deposit Protection Board pays compensation up to a limit of S$100,000 (approximately $74,360) if the bank with which an individual/a company hold its eligible deposit fails. As of May 31, 2026, bank and cash balances of approximately $2.0 million were maintained at financial institutions in Singapore, of which approximately $1.8 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Recent Accounting Pronouncements

 In April 2026, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2026-01, Equity (Topic 505): Initial Measurement of Paid-in-Kind Dividends on Equity-Classified Preferred Stock. The amendments provide guidance on the initial measurement of paid-in-kind dividends on equity-classified preferred stock. The amendments are effective for annual reporting periods beginning after December 15, 2026, including interim periods within those annual periods, with early adoption permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and related disclosures.

In May 2026, the FASB issued ASU 2026-02, Environmental Credits and Environmental Credit Obligations (Topic 818). The amendments establish recognition, measurement, presentation and disclosure requirements for environmental credits and related obligations and are intended to improve consistency and comparability in financial reporting. For public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2027, including interim reporting periods within those annual periods, with early adoption permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and related disclosures.

Impact of Inflation

The year-over-year percentage changes in the consumer price index for 2026 and 2025 were 2.2% and 0.9%, respectively, as reported by the Monetary Authority of Singapore (“MAS”) at https://www.mas.gov.sg/news/consumer-price-developments/2026/consumer-price-developments-in-july-2026. The MAS core inflation as of July 2026 was 2.2% as compared to June 2026 of 1.6% and, barring unforeseen circumstances, we expect it to remain relatively low for the foreseeable future. Inflation in Singapore has not materially affected our profitability and operating results. However, we can provide no assurance that we will be unaffected by higher inflation rates in Singapore or globally in the future.

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

ITEM 6. DIRECTORS, OFFICERS AND SENIOR MANAGEMENT

6.A. Directors and Executive Officers

The following table sets forth the names, ages and titles of our Directors, Officers and Senior Management:

Name	Age	Title

Executive Directors and Executive Officers:

Mr. Lim Chwee Poh	72	Executive Director and Chief Executive Officer

Mr. Liang Zhao Rong	40	Executive Director and Chief Financial Officer

Mr. Quek Che Wah	60	Deputy Chief Executive Officer

Mr. Lim Tze Chong, Patrick	45	Operations Director

Mr. Lim Tze Ming Kelvin	42	Sales Director

Mr. Lim Kim Seng	64	Sales Director

Independent Directors:

Mr. Han Yee Yen	71	Independent Director

Ms. Ng Siew Cher	38	Independent Director

Mr. Lim Geok Peng	60	Independent Director

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

Mr. Lim CP has over 52 years of experience in overseeing business operations and strategy. From 1970 to 1982, he was a trader in Lim Chwee Poh Trading Co., a company principally engaged in the trading of scrap metals and cloths. Mr. Lim CP founded our Group in 1983 and has been the managing director since then. Mr. Lim CP obtained the Primary School Leaving Examination (PSLE) qualification in Singapore.

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

Mr. Liang has over 12 years of experience in managing accounts and finance of businesses. From 2010 to 2013, he was an accounts executive in XMH Holdings Ltd, a company principally engaged in the sales of marine engines and spare parts. From 2013 to 2016, Mr. Liang was a finance analyst at Amanresorts International Pte. Ltd., a company principally engaged in managing hotels and resorts under the Aman group.

Mr. Liang obtained a Bachelor of Science degree in Accounting and Finance from the University of London in 2010. Mr. Liang is also a member of the CPA Australia since 2025.

Mr. Quek Che Wah is Deputy Chief Executive Officer of the Company and was appointed on October 11, 2022. Mr. Quek is responsible for the operations, sales, procurement and daily company co-ordination of our Group. Mr. Quek joined our Group in 2016 as the general manager of Jurong Barrels and has served since 2016.

Mr. Quek has over 40 years of experience working in injection and molding and manufacturing companies. From 1983 to 1989, Mr. Quek worked at a plastic injection molding and manufacturing company and metal parts manufacturing company. From 1989, Mr. Quek worked as an assistant product supervisor at Miyoshi Precision (S) Pte. Ltd. From 1994 to 2000, Mr. Quek was a quality control and production manager in Sam-Plus Manufacturing Pte. Ltd., a company principally engaged in high precision engineering of plastic connector injection molding and mold manufacturing. From 2001 to 2007, he was a director and factory manager in PT Sam-Plus Indotama Industry, a company which is principally engaged in high precision engineering of plastic connector injection molding and mold manufacturing. From 2007 to 2016, he was a logistics manager in Nilfisk Pte. Ltd., a company principally engaged in the manufacturing of industrial and professional cleaning machines and equipment.

Mr. Quek obtained a national technical certificate in NTC - 2 Precision Tooling (Press Tool) from the Institute of Technical Education Singapore in 1994 and a Diploma in Integrated Logistics Management (Synchronous E-learning) from the Logistics Academy of Singapore in 2011.

Mr. Lim Tze Chong, Patrick (“Mr. Lim TC”) is Operations Director of the Company and was appointed on October 11, 2022. Mr. Lim TC is responsible for overseeing the overall operations of our Group. Mr. Lim TC joined our Group in 2001 as the operations director of Jurong Barrels.

Since 2017, Mr. Lim TC has served as a Director of JBD Systems.

Mr. Lim TC obtained a diploma from Ngee Ann Polytechnic in Singapore in 2001.

Mr. Lim TC is the son of Mr. Lim CP and Ms. Siow KL, brother of Mr. Lim TM and nephew of Mr. Lim KS.

Mr. Lim Tze Ming, Kelvin (“Mr. Lim TM”) is a Sales Director of the Company and was appointed on October 11, 2022. Mr. Lim TM is responsible for managing and overseeing the sales operations of our Group. Mr. Lim TM joined our Group in 1999 as the sales coordinator. He was promoted to his current position in 2003 as sales director of Jurong Barrels.

Mr. Lim TM obtained the Secondary 3 / Express Stream Leaving Certificate from Fairfield Methodist Secondary School in Singapore in 1999.

Mr. Lim TM is the son of Mr. Lim CP and Ms. Siow KL, brother of Mr. Lim TC and nephew of Mr. Lim KS.

Mr. Lim Kim Seng (“Mr. Lim KS”), has been a Sales Director of the Company since October 11, 2022. Mr. Lim KS is responsible for the business strategies and plans, communications with shareholders and investments of our Group. Mr. Lim KS joined our Group in 1983 as a Director of Jurong Barrels.

From 1970 to 1982, Mr. Lim KS was a trader in Lim Chwee Poh Trading Co., a company principally engaged in the trading of scrap metals and cloths. Since 1983, he has been a Director of Jurong Barrels and he was responsible for (i) Jurong Barrels’ business strategies in order to attain the goals of the board and shareholders; (ii) providing strategic advice to the board so that they will have an accurate view of the market and Jurong Barrels’ future; (iii) preparing and implementing comprehensive business plans to facilitate achievement by planning cost-effective operations and market development activities; (iv) communicating and maintaining relationships with shareholders, business partners and authorities; (v) overseeing Jurong Barrels’ investments and other business ventures; and (vi) analyzing problematic situations and occurrences and providing solutions to ensure the survival and growth of Jurong Barrels.

Mr. Lim KS completed the Secondary 4 level from Serangoon Technical Secondary School in Singapore in 1977.

Mr. Lim KS is the brother of Mr. Lim CP, the brother-in-law of Ms. Siow KL and the uncle of Mr. Lim TC and Mr. Lim TM.

Independent Directors:

Mr. Han Yee Yen began serving as an Independent Director of the Company on August 26, 2024. Mr. Han serves as chairman of the audit committee and as a member of the compensation and nomination committees.

Mr. Han has over 43 years of experience in auditing, accounting and financial management as a financial controller in different industries. From October 2010 to December 2014, Mr. Han was the group chief financial officer of Jubilee Industries Holdings Ltd., a company whose shares are listed on the Catalist of the Singapore Exchange Securities Trading Limited (stock code: NHD). From December 2014 to July 2015, Mr. Han was the group financial controller of 800 Super Holdings Limited, a company whose shares were previously listed on the Catalist of the Singapore Exchange Securities Trading Limited. From September 2015 to March 2019, Mr. Han was the group financial controller of Kee Song Food Corporation (S) Pte Ltd, a subsidiary of Kee Song Bio-Technology Holdings Limited, a company whose shares are listed on the Taiwan Stock Exchange Corporation (stock code 1258), where he was responsible for handling the group’s financial and accounting matters, ensuring compliance with the Taiwan listing rules and regulations and overseeing the IT department. Since April 2019, Mr. Han works at Y Y Han Management Enterprise as a sole proprietor, where he provides accounting and finance services to small and medium-sized enterprises clients. On 2024, Mr. Han has been the chief financial officer of SKK Holdings Limited, a company listed on Nasdaq (stock code: SKK). Since 2024, Mr. Han has been an independent non-executive director in INNEOVA Holdings Limited, a company specializing in distribution of spare-parts whose shares are listed on the Nasdaq (stock code: INEO).

Mr. Han obtained a Bachelor of Commerce (Accountancy) from the Nanyang University of Singapore in June 1979. Mr. Han is also a Fellow Chartered Accountant of Singapore since July 2013 and a fellow of the Institute of Certified Public Accountants of Singapore since November 2004.

Ms. Ng Siew Cher began serving as an Independent Director of the Company on May 28, 2026. Ms. Ng serves as the chairwoman of the nomination committee and as a member of the compensation and audit committees.

Ms. Ng is a well-established professional across Malaysia and Singapore in the fields of finance and management with over a decade of experience in strategic oversight, corporate operations and financial management. Since 2019, Ms. Ng has held a senior management position at Colourcoil Industries Sdn Bhd, where she directs strategic planning and operational governance. In this capacity, she is instrumental in executive decision-making and provides cross-functional leadership to drive organizational growth. From 2014 to 2018, she served as assistant finance manager at Profitline Industries Sdn Bhd, overseeing financial reporting, budgeting and the implementation of internal control frameworks.

Ms. Ng earned a Bachelor of Arts (with Honors) degree in Business and Accounting from the University of Wolverhampton in July 2009. She also was a Registered Certified Professional Manager with The Society of Business Practitioners, Manchester, UK, from 2008 to 2009. Her credentials reflect a robust foundation in corporate governance, financial compliance and leadership.

Mr. Lim Geok Peng began serving as an Independent Director of the Company on May 28, 2026. Mr. Lim serves as chairman of the compensation committee and as a member of the nomination and audit committees.

Mr. Lim has over 35 years of experience in the accounting and auditing fields. He is currently the chief executive officer of CPA Partnership Pte. Ltd. and CPA Advisory LLC, which provide corporate secretarial, accounting, taxation, payroll and employment services, and an audit partner at CPA John Lim & Co., which provides audit and assurance services. Mr. Lim is also currently an independent director and chairman of the audit committee of AnnAik Limited (SGX:A52), which is a holding company that manufactures and distributes stainless steel products internationally.

Mr. Lim’s prior experience in the accounting and auditing fields includes employment as a partner with PFK-CAP LLP, managing director of HT Khoo & Associates, PAC, senior assurance manager at Baker Tilly TFW LLP, head of the Practice Monitoring Division of the Institute of Singapore Chartered Accountants (“ISCA”), pastoral supervisor and chief financial officer at City Harvest Church, practice review manager at ISCA and audit associate to manager at Arthur Andersen.

Mr. Lim is a Certified Public Accountant (Australia) and a Public Accountant/Chartered Accountant in Singapore. He is also a Chartered Valuer and Appraiser (CVA) and a Senior Accredited Director. He has a present appointment as a board member of Youth With a Mission Training Centre. His prior appointments include as a Member of the Public Accounting Practice Committee and a Trainer – Practice Monitoring Program, Public Practice Program, at ISCA and a Member of the International Professional Standards Committee, PKFI.

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

Audit committee

Mr. Han Yee Yen, Ms. Ng Siew Cher and Mr. Lim Geok Peng, all of whom are independent Directors, serve on the audit committee, which is chaired by Mr. Han Yee Yen. Our Board has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board has designated Mr. Han Yee Yan as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

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

Compensation committee

Mr. Han Yee Yen, Ms. Ng Siew Cher and Mr. Lim Geok Peng, all of whom are Independent Directors, serve on the compensation committee, which is chaired by Mr. Lim Geok Peng. Our Board has determined that each such member satisfies the “independence” standards identified in the Nasdaq Company Guide. The compensation committee’s responsibilities include:

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

Nomination committee

Mr. Han Yee Yen, Ms. Ng Siew Cher and Mr. Lim Geok Peng, all of whom are Independent Directors, serve on the nomination committee, which is chaired by Ms. Ng Siew Cher. Our Board has determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq listing rules. The nomination committee’s responsibilities include:

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

Compensation of Directors and Executive Officers

For the financial year ended May 31, 2026, we paid an aggregate of approximately S$1.0 million in cash to our Directors and Executive Officers. For the financial year ended May 31, 2025, we paid an aggregate of approximately S$1.1 million in cash to our Directors and Executive Officers. For the financial year ended May 31, 2024, we paid an aggregate of approximately S$1.1 million in cash to our Executive Directors and Executive Officers.

Summary Compensation Table

Name and Principal Position	Year	Salary (S$’000)	Bonus (S$’000)
Mr. Lim Chwee Poh, Executive Director and Chief Executive Officer	2026	334	14
	2025	334	-
	2024	333	27

Mr. Liang Zhao Rong, Executive Director and Chief Financial Officer	2026	98	4
	2025	98	8
	2024	99	8

Mr. Quek Che Wah, Deputy Chief Executive Officer	2026	98	4
	2025	98	8
	2024	99	8

Mr. Lim Tze Chong, Patrick, Operations Director	2026	106	4
	2025	167	8
	2024	177	17

Mr. Lim Tze Ming, Kelvin, Sales Director	2026	98	4
	2025	98	8
	2024	98	8

Mr. Lim Kim Seng, Sales Director	2026	163	7
	2024	181	13
	2024	186	16

Mr. Han Yee Yen, Independent Director	2026	30	-
	2025	23	-
	2024	-	-

Mr. Chan Chin Hoong, Independent Director*	2026	24	-
	2025	18	-
	2024	-	-

Mr. Soh Kar Liang, Independent Director*	2026	24	-
	2025	18	-
	2024	-	-

Ms. Ng Siew Cher, Independent Director**	2026	-	-
	2025	-	-
	2024	-	-

Mr. Lim Geok Peng, Independent Director**	2026	-	-
	2025	-	-
	2024	-	-

*Mr. Chan Chin Hoong and Mr. Soh Kar Liang did not stand for re-election as Independent Directors at the 2025 Annual Meeting.

** Ms. Ng Siew Cher and Mr. Lim Geok Peng were elected as Independent Directors effective May 28, 2026.

Employment Agreements

Employment Agreement between Mr. Lim Chwee Poh and Jurong Barrels

We have entered into an Employment Agreement dated August 1, 2024 with Mr. Lim Chwee Poh pursuant to which he is employed as the Chief Executive Officer of Jurong Barrels. The agreement provides for a monthly base salary in the amount of S$27,223. Mr. Lim CP’s employment will continue indefinitely, subject to termination by either party to the agreement upon 6 months’ prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Mr. Lim CP shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with the Group.

Employment Agreement between Mr. Liang Zhao Rong and Jurong Barrels

We entered into an Employment Agreement dated August 1, 2024 with Mr. Liang Zhao Rong pursuant to which he was employed as the Chief Financial Officer of Jurong Barrels. The agreement provides for a monthly base salary in the amount of S$8,000. Under the terms of the agreement, Mr. Liang Zhao Rong’s employment will continue indefinitely, subject to termination by either party to the agreement upon 6 months’ written notice or the equivalent salary in lieu of such notice. The agreement also provides that Mr. Liang Zhao Rong shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with the Group.

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

Under the Directors’ Agreements, the initial annual Director fees that are payable to our Independent Directors are S$30,000 to Mr. Han Yee Yen, S$24,000 to Mr. Chan Chin Hoong and S$24,000 to Mr. Soh Kar Liang. Such Director fees are payable in cash on a monthly basis. As Messrs. Hoong and Liang did not stand for reelection at the 2026 Annual Meeting, their Directors’ Agreements terminated when their successors were elected and qualified.

Upon election at the 2025 Annual Meeting, Ms. Ng Siew Cher and Mr. Lim Geok Peng entered into Directors’ Agreements that provide for annual director fees of S$24,000 to be payable in cash on a monthly basis.

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

Applicable percentage ownership is based on 9,514,532 Ordinary Shares of our Company issued and outstanding as of the date of this Annual Report.

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

The Company currently has six record holders of its Ordinary Shares. Unless otherwise noted below, the address of each person listed on the table is 34 Gul Crescent, Singapore 629538.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owners	Number	Percentage

Named Executive Directors and Executive Officers:
Mr. Lim Chwee Poh(1)	416,792	4.38%

Mr. Liang Zhao Rong	-	-

Mr. Quek Che Wah	-	-

Mr. Lim Tze Chong, Patrick(2)	1,248,574	13.12%

Mr. Lim Tze Ming, Kelvin(2)	-	-

Mr. Lim Kim Seng(3)	416,792	4.38%

Independent Directors:
Mr. Han Yee Yen	-	-

Ms. Ng Siew Cher	-	-

Mr. Lim Geok Peng	-	-

All Directors and Executive Officers as a group	2,082,158	21.88%

5% Shareholders:
E U Holdings Pte. Ltd.(4)	3,947,910	41.49%

Ms. Siow Kim Lian(5)	1,248,574	13.12%

(1)	Mr. Lim Chwee Poh is the spouse of Ms. Siow Kim Lian, the father of Mr. Lim Tze Chong, Patrick and Mr. Lim Tze Ming, Kelvin and the brother of Mr. Lim Kim Seng.
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

Related Party Transactions

	For the Financial Years Ended May 31,
	2026	2025	2024
	$’000	$’000	$’000

Nature of transactions

KDS Steel Pte Ltd(1)
- Logistics services	52	1,209	802
- Utilities	6	69	71

E U Holdings Pte. Ltd.(2)
- Management fees	-	90	267
- Professional fees	-	664	-

INNEOVA Industrial Pte Ltd(3)
- Sales	-	1	1
- Upkeep of machinery	11	-	*
- Upkeep of motor vehicles	-	-	*

*	The figures are insignificant.

(1)	KDS Steel Pte Ltd., a Singapore company, was owned by E U Holdings, a major shareholder of the Company, prior to July 2025, at which time it was transferred to an unaffiliated third party.
(2)	E U Holdings Pte. Ltd. is the record holder of 41.5% of the Company’s currently outstanding Ordinary Shares. E U Holdings Pte. Ltd. is owned as to 50% by Mr. Neo Chin Heng and 50% by Mr. Ng Eng Guan.
(3)	INNEOVA Industrial Pte Ltd (f.k.a Filtec Private Limited), a Singapore company, is indirectly majority owned by Soon Aik Global Pte Ltd. Soon Aik Global Pte Ltd, a Singapore company, is 25% owned by Mr. Neo Chin Heng.

INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

LEGAL PROCEEDINGS

Not Applicable

ITEM 8. FINANCIAL INFORMATION

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18. - “Financial Statements.”

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

Our Ordinary Shares commenced trading on the Nasdaq Capital Market on August 27, 2024 under the symbol “JBDI.” The CUSIP number for our Ordinary Shares is G50883 209.

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

Dividends and Dividend Policy

A dividend declared for the financial year ended May 31, 2023 was paid in 2025. No dividends have been declared or paid by the companies comprising our Group for the financial years ended May 31, 2025 or 2026. Dividend payments of approximately $0.7 million were recorded in our consolidated statement of cash flows for the financial year ended May 31, 2024.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The Company is currently not subject to significant interest rate risk due to its lack of outstanding short term loans or large deposit accounts.

Foreign Currency Exchange Rates

	May 31, 2025	May 31, 2026
Year-end US$:S$ exchange rate	1,2893	1.2778
Average US$:S$ exchange rate	1.3333	1.2838

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

As of the end of the period covered by this Annual Report, our Chief Executive Officer and Principal Account Officer (the “Certifying Officer”) conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, the Certifying Officer has concluded that our disclosure controls and procedures were effective to ensure that material information is recorded, processed, summarized and reported by our management on a timely basis in order to comply with our disclosure obligations under the Exchange Act and the rules and regulations promulgated thereunder.

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

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting for the financial year ended May 31, 2026 using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting for the financial year ended May 31, 2026, the material weaknesses identified related to our lack of sufficient full-time resources with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues.

Changes in Internal Control over Financial Reporting

During the financial year ended May 31, 2026, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following are the fees billed to us by our auditors during the financial years ended May 31, 2025 and 2026:

	Financial Years Ended May 31,
	2025	2026
	$’000	$’000
Audit Fees	85	98
Audit Related Fees	30	30
Tax Fees	-	-
All Other Fees	-	-

Total	115	128

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Between May 13, 2025 and September 4, 2025, the Company repurchased an aggregate of 758,436 of its publicly traded Ordinary Shares in accordance with the following table:

Period	Total number of shares purchased(1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs

May 13, 2025 - May 29, 2025	533,029	$1.0710	533,029	$429,123.86
June 1 2025 - June 30, 2025	95,221	$1.0995	95,221	$324,426.14
July 1, 2025 - July 31, 2025	64,346	$0.9833	64,346	$261,154.59
August 1, 2025 - August 31, 2025	55,145	$0.9715	55,145	$207,582.60
September 1, 2025 - September 30, 2025	10,695	$0.9997	10,695	$196,890.73

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

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Appointment of YCM CPA INC. as Independent Registered Public Accounting Firm

On June 13, 2025, the Company dismissed OneStop Assurance PAC (“OneStop”) as the independent registered public accounting firm for the Company and engaged YCM CPA INC. (“YCM”) as its new independent registered public accounting firm. YCM’s appointment as the Company’s independent registered public accounting firm for the financial year ended May 31, 2025 was ratified by the Company’s shareholders at the Company’s Annual General Meeting of Shareholders held on June 9, 2025.

During the two most recent financial years and through the date of YCM’s engagement, we did not consult with YCM regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements; or (ii) any matter that was either the subject of a disagreement or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K). In approving the selection of YCM as the Company’s new independent registered public accounting firm, our Board of Directors considered all relevant factors, including qualifications, manpower resources, expertise and fees.

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

We provided Onestop with a copy of this disclosure before this filing was made with the SEC. We requested that Onestop provide us with a letter addressed to the SEC stating whether or not it agrees with the above statements, and we received a letter from Onestop stating that it agrees with the above statements. A copy of such letter, dated October 14, 2025 is filed as Exhibit 15.1 to the Company’s Annual Report on Form 20-F filed on October 14, 2025.

Appointment of OneStop Assurance PAC as Independent Registered Public Accounting Firm

On May 28, 2026, the Company dismissed YCM as the independent registered public accounting firm for the Company and engaged OneStop as its new independent registered public accounting firm. OneStop’s appointment as the Company’s independent registered public accounting firm for the financial year ended May 31, 2026 was ratified by the Company’s shareholders at the Company’s 2025 Annual Meeting held on May 28, 2026.

During the two most recent financial years and through the date of OneStop’s current engagement, we did not consult with OneStop regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements; or (ii) any matter that was either the subject of a disagreement or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K). In approving the selection of OneStop as the Company’s new independent registered public accounting firm, our Audit Committee and Board of Directors considered all relevant factors, including qualifications, manpower resources, expertise and fees.

YCM’s audit report on the Company’s financial statements as of and for the financial year ended May 31, 2025 did not contain an adverse opinion nor a disclaimer of opinion and was not qualified nor modified as to uncertainty, audit scope or accounting principles.

From YCM’s appointment to the date of its resignation, there were (i) no disagreements between the Company and YCM on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of YCM, would have caused YCM to make reference to the subject matter of the disagreement in its report on the financial statements for such year, and (ii) no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

We provided YCM with a copy of this disclosure before this filing was made with the SEC. We requested that YCM provide us with a letter addressed to the SEC stating whether or not it agrees with the above statements, and we received a letter from YCM stating that it agrees with the above statements. A copy of such letter, dated September 2, 2026, is filed as Exhibit 15.1 to this Annual Report.

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

The Insider Trading Policy is filed as Exhibit 11.2 to the Company’s Annual Report for the financial year ended May 31, 2025, filed with the SEC on October 14, 2025.

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

We presently do not engage third parties to assist with evaluating the effectiveness of our risk-management and cybersecurity practices. The Company did not have any material cybersecurity breaches during the financial year ended May 31, 2026.

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

ITEM 18. FINANCIAL STATEMENTS

The following Financial Statements are filed as part of this Annual Report:

JBDI HOLDINGS LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of JBDI Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of JBDI Holdings Limited and its subsidiaries (collectively, the “Company”) as of May 31, 2026, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the period ended May 31, 2026, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2026, and the results of its operations and its cash flows for the year in the period ended May 31, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Onestop Assurance PAC

PCAOB ID 6732

We have served as the Company’s auditor since 2026.

Singapore

August 31,2026

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

Irvine, California

October 14, 2025

JBDI HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”))

	As of May 31,
	2026	2025
	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	1,964	2,727
Accounts receivable, net	1,978	1,624
Inventories	246	268
Deposits, prepayments and other receivables	637	132

Total current assets	4,825	4,751

Non-current assets:
Property and equipment, net	449	703
Right-of-use asset	1,016	1,041

Total non-current assets	1,465	1,744

TOTAL ASSETS	6,290	6,495

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	1,257	1,173
Amounts due to related parties	4	3
Bank borrowings	-	236
Lease liabilities	63	73
Income tax payable	105	9

Total current liabilities	1,429	1,494

Long-term liability
Lease liabilities	1,019	1,041

Total long-term liability	1,019	1,041

TOTAL LIABILITIES	2,448	2,535

Shareholders’ equity
Ordinary Shares, par value US$0.001, 500,000,000 Ordinary Shares authorized, 9,893,750 Ordinary Shares issued and 9,514,532 outstanding as of May 31, 2026; 9,627,236 outstanding as of May 31, 2025	10	10
Additional paid-in capital	8,200	8,200
Treasury shares, at cost: 379,218 and 266,515, respectively	(803)	(571)
Capital reserves	2	2
Accumulated deficit	(3,507)	(3,627)
Accumulated other comprehensive loss	(60)	(54)

Total shareholders’ equity	3,842	3,960

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,290	6,495

The accompanying notes are an integral part of these consolidated financial statements.

JBDI HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Currency expressed in United States Dollars (“US$”))

	For the Financial Years Ended May 31,
	2026	2025	2024***
			(As restated)
	$’000	$’000	$’000

Revenue, net	8,523	8,445	9,394

Cost of revenue	(4,267)	(5,089)	(5,119)

Gross profit	4,256	3,356	4,275

Operating cost and expenses:
Selling and distribution	(193)	(140)	(133)
General and administrative	(4,230)	(6,136)	(5,388)

Total operating cost and expenses	(4,423)	(6,276)	(5,521)

Loss from operations	(167)	(2,920)	(1,246)

Other income:
Gain from disposal of property and equipment	150	28	7
Interest income	3	4	*
Interest expense	(24)	(34)	(41)
Government grant	20	32	110
Reversal of allowance for expected credit loss	195	148	39
Other income	33	23	29

Total other income, net	377	201	144

Income (loss) before income taxes	210	(2,719)	(1,102)

Income tax (expenses) refund	(90)	(1)	125

NET INCOME (LOSS)	120	(2,720)	(977)

Net income (loss) per share
Basic and Diluted	0.01	(0.28)	(0.11)

Weighted average number of Ordinary Shares outstanding**
Basic and Diluted (‘000)	9,515	9,627	9,019

NET INCOME (LOSS)	120	(2,720)	(977)

Other comprehensive (loss) income:
Foreign currency translation adjustment	(11)	169	(143)

TOTAL COMPREHENSIVE INCOME (LOSS)	109	(2,551)	(1,120)

*	The figures are insignificant.
**	Ordinary Shares and per share data are presented on a retroactive basis to reflect the Ordinary Shares issuance and the reverse share split
***	2024 figures were restated to recognize direct labor and overheads in the cost of revenue

The accompanying notes are an integral part of these consolidated financial statements.

JBDI HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Currency expressed in United States Dollars (“US$”))

	Ordinary Shares*		Additional paid-in	Accumulated other comprehensive	Capital	Retained earnings/ (Accumulated	Treasury	Total shareholders’
	No. of shares	Amount	capital	loss	reserves	deficit)	shares	equity
	‘000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance as of June 1, 2023	9,019	9	1,503	(80)	2	70	-	1,504
Net loss for the year	-	-	-	-	-	(977)	-	(977)
Foreign currency translation adjustment	-	-	-	(143)	-	-	-	(143)

Balance as of May 31, 2024	9,019	9	1,503	(223)	2	(907)	-	384
Net loss for the year						(2,720)	-	(2,720)
Issuance of shares, net of offering	875	1	6,697	-	-	-	-	6,698
Shares repurchased by the Company	(267)	-	-	-	-	-	(571)	(571)
Foreign currency translation adjustment	-	-	-	169	-	-	-	169

Balance as of May 31, 2025	9,627	10	8,200	(54)	2	(3,627)	(571)	3,960
Net income for the year	-	-	-	-	-	120	-	120
Shares repurchased by the Company	(112)	-	-	-	-	-	(227)	(227)
Foreign currency translation adjustment	-	-	-	(6)	-	-	(5)	(11)

Balance as of May 31, 2026	9,515	10	8,200	(60)	2	(3,507)	(803)	3,842

*	Ordinary Shares and per share data are presented on a retroactive basis to reflect the ordinary shares issuance and share split

The accompanying notes are an integral part of these consolidated financial statements.

JBDI HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”))

	For the Financial Years Ended May 31,
	2026	2025	2024
	$’000	$’000	$’000

Cash flows from operating activities:
Net income (loss)	120	(2,720)	(977)
Adjustments to reconcile net income or loss to net cash (used in) provided by operating activities
Depreciation of property and equipment	286	284	463
Amortization of right-of-use asset	65	63	62
Allowance for expected credit loss	28	133	246
Reversal of the allowance for expected credit loss	(195)	(148)	(39)
Impairment of property and equipment	-	226	716
Gain from disposal of property and equipment	(150)	(28)	(7)

Change in operating assets and liabilities:
Accounts receivable and deposits, prepayments and other receivables	(675)	119	290
Inventories	25	37	43
Accounts payable and accrued liabilities	75	160	159
Amount due to related parties	1	(1,377)	409
Repayment of operating lease liabilities	(43)	(116)	(56)
Income tax payable	96	-	(309)

Net cash (used in) provided by operating activities	(367)	(3,367)	1,000

Cash flows from investing activities:
Purchase of property and equipment	(95)	(32)	(81)
Proceeds from disposal of property and equipment	187	28	43

Net cash provided by (used in) investing activities	92	(4)	(38)

Cash flows from financing activities:
Repayment of bank borrowings	(239)	(399)	(373)
Repurchases of shares	(227)	(571)	-
Net proceeds from issuance of shares	-	6,698	-
Dividend payments	-	-	(666)
Repayment of finance lease liabilities	-	-	(42)

Net cash (used in) provided by financing activities	(466)	5,728	(1,081)

Effect of exchange rate change on cash and cash equivalents	(22)	180	(148)

Net change in cash and cash equivalents	(763)	2,537	(267)

BEGINNING OF YEAR	2,727	190	457

END OF YEAR	1,964	2,727	190

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	90	-	308
Cash paid for interest	24	34	41

*	The figures are insignificant.

The accompanying notes are an integral part of these consolidated financial statements.

JBDI HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED MAY 31, 2026, 2025 AND 2024

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

Reorganization

Since 2022, the Company has completed several transactions for the purposes of a group reorganization, as described below.

On October 10, 2022, E U Holdings Pte. Ltd. (“EU Holdings”), Mr. Lim Chwee Poh (Mr. Lim CP”), Ms. Siow Kim Lian (“Ms. Siow KL”), Mr. Lim Kim Seng (“Mr. Lim KS”), Mr. Lim Tze Chong (Mr. Lim TC”) (initial shareholders) and The Arc Development Company Limited (“Arc Development”) entered into an Acquisition Agreement, pursuant to which Arc Development acquired 490 Ordinary Shares of JBDI (representing approximately 4.9% shareholding interest in JBDI) from E U Holdings, Mr. Lim CP, Ms. Siow KL, Mr. Lim KS and Mr. Lim TC for consideration of US$800,000. As a term of the acquisition, E U Holdings, Mr. Lim CP, Ms. Siow KL, Mr. Lim KS and Mr. Lim TC undertook to transfer the entire issued share capital of Jurong Barrels to JBDI. Following such transfer, E U Holdings owned 5,705 Ordinary Shares, Mr. Lim CP owned 474 Ordinary Shares, Ms. Siow KL owned 1,426 Ordinary Shares, Mr. Lim KS owned 474 Ordinary Shares, Mr. Lim TC owned 1,426 Ordinary Shares and Arc Development owned 490 Ordinary Shares, respectively.

On October 10, 2022, E U Holdings entered into a transfer agreement with Goldstein Enterprises Limited (“Goldstein”) for the transfer of 4.90% of the issued share capital of JBDI.

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

Prior to a group reorganization, JBDI was the holding company of a group of companies comprised of Jurong Barrels and JBD Systems. JBDI was held as to 52.16% by E U Holdings, 4.76% by Mr. Lim CP, 14.26% by Ms. Siow KL, 4.76% by Mr. Lim KS, 14.26% by Mr. Lim TC, 4.90% by Goldstein and 4.90% by Arc Development, the latter two of which are independent third parties. Upon completion of the reorganization, E U Holdings owned 4,704,180 Ordinary Shares, Mr. Lim CP owned 429,292 Ordinary Shares, Ms. Siow KL owned 1,286,074 Ordinary Shares, Mr. Lim KS owned 429,292 Ordinary Shares, Mr. Lim TC owned 1,286,074 Ordinary Shares, Goldstein owned 441,919 Ordinary Shares and Arc Development owned 441,919 Ordinary Shares of the Company, respectively, and JBDI, Jurong Barrels and JBD Systems became directly/indirectly owned subsidiaries.

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

Certain items in the financial statements of the comparative period have been reclassified to conform to the financial statements for the current period. The reclassification has no impact on the total assets, liabilities and ending shareholders’ equity for the financial years ended May 31, 2026 and 2025.

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

Translation of amounts from S$ into US$ has been made at the following exchange rates for the financial years ended May 31, 2026 and 2025:

	May 31, 2026	May 31, 2025

Year-end US$:S$ exchange rate	1.2778	1.2893
Average US$:S$ exchange rate	1.2838	1.3333

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

Accounts receivable are recorded at the invoiced amount and do not bear interest. The contractual payment terms for accounts receivable from customers generally range from 30 – 60 days from the date of invoice. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. The Company considers the aging of receivables, historical collection patterns, changes in payment trends and other relevant factors when estimating expected credit losses. Accounts receivable are presented net of an allowance for expected credit losses. The allowance represents management’s estimate of expected credit losses over the contractual life of the accounts receivable. Recoveries of allowance for expected credit losses are recognized when received. The allowance for expected credit losses is reassessed at each reporting date.

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

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Factory and office equipment	5 years
Factory improvement	5 years
Leasehold factory premises	30 years
Furniture and fittings	10 years
Machinery and equipment	10 years
Motor vehicles and forklifts	5 years
Renovation	5 years
Leasehold land	15 years

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

Amounts received as prepayment on future products are recorded as customer deposit and recognized as revenue when the product is shipped.

●	Sales and Marketing

Sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs. Advertising costs are expensed as incurred. Advertising expense was approximately $0.004 million, approximately $0.004 million and approximately $0.003 million for the financial years ended May 31, 2026, 2025 and 2024, respectively.

●	Government Grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is dependent on the management’s expectation of when the conditions attached to the grant can be fulfilled. For the financial years ended May 31, 2026, 2025 and 2024, the Company received government subsidies of approximately $0.02 million, approximately $0.03 million and approximately $0.03 million, respectively, which are recognized as government grant in the consolidated statements of operations.

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

For the financial years ended May 31, 2026, 2025 and 2024, the Company did not have any interest and penalties associated with tax positions. As of May 31, 2026 and 2025, the Company did not have any significant unrecognized uncertain tax positions.

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

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operations as the related employee service are provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Singapore. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the financial years ended May 31, 2026, 2025 and 2024, approximately $0.2 million, approximately $0.2 million and approximately $0.2 million, respectively, contributions were made accordingly.

●	Segment Reporting

FASB ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. For the financial years ended May 31, 2026, 2025 and 2024, the Company has one reporting business segment.

The Company’s main operating entity operates as a single reportable segment: Sales of containers and recycled materials. The Company’s Chief Operating Decision Maker (“CODM”) is its Chief Executive Officer. The CODM reviews financial information and allocates resources on an aggregate basis, evaluating the performance of the business as a whole.

The Company’s operations consist entirely of collection, reconditioning, refurbishment and sale of containers and recycled materials. The products are primarily metal drums and plastic containers used across the chemical and petroleum industries. The CODM regularly reviews disaggregated financial information, focusing on variable costs, logistic overhead and environmental compliance expenses directly associated with the reconditioning machineries.

	Financial Years Ended May 31,
	2025	2026
	$’000	$’000
Revenue	8,445	8,523
Cost of revenue	(5,089)	(4,267)
Selling and distribution	(140)	(193)
General and administrative before salaries and related costs	(3,441)	(1,631)
Revenue of new containers	(1,127)	(755)

Segment operating (loss) income	(1,352)	1,677

●	Related Parties

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

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Singapore Deposit Protection Board pays compensation up to a limit of S$100,000 (approximately US$74,360) if the bank with which an individual/a company hold its eligible deposit fails. As of May 31, 2026, bank and cash balances of approximately $2.0 million was maintained at financial institutions in Singapore, of which approximately $1.8 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

The carrying value of the Company’s financial instruments: cash and cash equivalents, accounts receivable, amount due to related parties, accounts payable, income tax payable, other payables and accrued liabilities approximate at their fair values because of the short-term nature of these financial instruments.

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

In April 2026, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2026-01, Equity (Topic 505): Initial Measurement of Paid-in-Kind Dividends on Equity-Classified Preferred Stock. The amendments provide guidance on the initial measurement of paid-in-kind dividends on equity-classified preferred stock. The amendments are effective for annual reporting periods beginning after December 15, 2026, including interim periods within those annual periods, with early adoption permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and related disclosures.

In May 2026, the FASB issued ASU 2026-02, Environmental Credits and Environmental Credit Obligations (Topic 818). The amendments establish recognition, measurement, presentation and disclosure requirements for environmental credits and related obligations and are intended to improve consistency and comparability in financial reporting. For public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2027, including interim reporting periods within those annual periods, with early adoption permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and related disclosures.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments enhance the transparency and decision usefulness of income tax disclosures, primarily by requiring additional disaggregation of the income tax rate reconciliation and income taxes paid by jurisdiction. Adoption of this standard has not affected the presentation and disclosure of income tax information and has not had a material impact on the Company’s consolidated financial position, results of operations or cash flows.

NOTE 3 －DISAGGREGATION OF REVENUE

The following tables present the Company’s revenue disaggregated by business segment and geography, based on management’s assessment of available data:

	For the Financial Years Ended May 31,
	2026	2025	2024
	$’000	$’000	$’000
Sales at a single point in time
Sales of containers and recycled materials	8,112	7,372	8,249
Services	411	1,073	1,136

	8,523	8,445	9,385

Sales over time
Rental	-	-	9

	8,523	8,445	9,394

In accordance with ASC 280, Segment Reporting (“ASC 280”), we have one reportable geographic segment. Sales are based on the countries in which the customer is located. Summarized financial information concerning our geographic segments is shown in the following table:

	For the Financial Years Ended May 31,
	2026	2025	2024
	$’000	$’000	$’000

Singapore	7,495	7,424	7,907
Indonesia	754	665	877
Malaysia and other countries	274	356	610

	8,523	8,445	9,394

NOTE 4 － ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of May 31,
	2026	2025
	$’000	$’000

Accounts receivable – third parties	2,130	1,941
Less: allowance for expected credit loss	(152)	(317)

Accounts receivable, net	1,978	1,624

Movements in the allowance for expected credit loss are as follows:

	As of May 31,
	2026	2025
	$’000	$’000

Opening balance	317	317
Allowance for the expected credit loss	28	133
Reversal of the allowance for the expected credit loss	(195)	(148)
Effect of exchange rate	2	15

Closing balance	152	317

For the financial years ended May 31, 2026 and 2025, the Company has made an allowance for expected credit loss and charged to the consolidated statements of operations. The Company has not experienced any significant bad debt write-offs of accounts receivable in the past.

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

During the financial years ended May 31, 2026 and 2025, other than the loss allowance provision indicated in the table above, no impairment loss was provided for amounts that were past due.

NOTE 5 － INVENTORIES

The Company’s inventories were as follows:-

	As of May 31,
	2026	2025
	$’000	$’000

Used metal drums, plastic containers and finished goods	246	268

NOTE 6 － PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of May 31,
	2026	2025
	$’000	$’000
At cost:
Factory and office equipment	48	40
Factory improvement	760	745
Leasehold factory premises	587	581
Furniture & fittings	22	22
Machinery and equipment	1,208	1,724
Motor vehicles and forklifts	983	974
Renovation	105	104

	3,713	4,190
Less: accumulated depreciation	(3,264)	(3,261)
Less: provision for impairment	-	(226)

Property and equipment, net	449	703

Depreciation expense for the financial years ended May 31, 2026 and 2025 was approximately $0.3 million and approximately $0.3 million, respectively.

Provision for impairment of property and equipment as of May 31, 2026 and 2025 was nil and approximately $0.2 million, respectively.

NOTE 7 － BANK BORROWINGS

Bank borrowings consisted of the following:

	Term of	Annual	As of May 31,
	repayments	interest rate	2026	2025
			$’000	$’000

Term loans	Within 5 years	2.0%	-	236

Representing :-
Within 12 months			-	236

As of May 31, 2025, all bank borrowings were obtained from a financial institution in Singapore, bore annual interest at a fixed rate of 2.0% and matured in December 2025. The bank borrowings were repaid in full and the Company has no outstanding bank debt as of May 31, 2026.

The Company’s bank borrowings were guaranteed by the personal guarantee of Mr. Lim CP and by the corporate guarantee of E U Holdings.

NOTE 8 － RIGHT-OF-USE ASSET

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

	As of May 31,
	2026	2025
	$’000	$’000
At cost:
Leasehold land	1,468	1,424

	1,468	1,424
Less: accumulated amortization	(452)	(383)

Right-of-use asset, net	1,016	1,041

Right-of-use asset under operating leasing arrangements classified under leasehold land as of May 31, 2026 and 2025 amounted to approximately $1.0 million and approximately $1.0 million, respectively. The amortization of the right-of-use asset is approximately $0.07 million and $0.06 million as of May 31, 2026 and 2025 respectively.

Operating leases are included in the right-of-use lease assets, other current liabilities and long-term lease liability on the Consolidated Balance Sheets. Right-of-use asset and lease liability are recognized at each lease’s commencement date based on the present values of its lease payments over its respective lease term. When a borrowing rate is not explicitly available for a lease, the incremental borrowing rate is used based on information available at the lease’s commencement date to determine the present value of its lease payments. Operating lease payments are recognized on a straight-line basis over the lease term.

The Company adopts 2.0383% as the weighted average incremental borrowing rate to determine the present value of the lease payments. The weighted average remaining life of the lease was 15 years.

The table below presents the right-of-use assets and lease liability recorded on the balance sheets.

	As of May 31,
	2026	2025
	$’000	$’000

Assets
Operating lease, right-of-use asset, net	1,016	1,041

Total right-of-use asset	1,016	1,041

Liabilities
Current:
Operating lease liabilities	63	73

	63	73

Non-current:
Operating lease liabilities	1,019	1,041

	1,019	1,041

Total lease liabilities	1,082	1,114

As of May 31, 2026 and 2025, right-of-use asset was approximately $1.0 million and lease liability was approximately $1.1 million.

The Company excludes short-term leases (those with lease terms of less than one year at inception) from the measurement of lease liabilities or right-of-use assets. The following tables summarize the short term lease expense for the financial years.

	For the Financial Years Ended May 31,
	2026	2025	2024
	$’000	$’000	$’000

Short-term lease expense (other than ASC 842)	-	266	802

Components of Lease Expense

We recognize lease expense on a straight-line basis over the term of the operating leases, as reported within “general and administrative” expense on the accompanying consolidated statement of operations.

Future Contractual Lease Payments for the Financial Year Ended May 31, 2026

The table below summarizes our (i) minimum lease payments over the next five years, (ii) lease arrangement implied interest, and (iii) present value of future lease payments for the next two financial years ending May 31:

Financial Years Ending May 31,	Operating lease amount
$’000

2027	63
2028	1,172
Less: interest	(153)

Present value of lease liabilities	1,082

Representing:
Current liabilities	63
Non-current liabilities	1,019

1,082

NOTE 9 － SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was established under the laws of Cayman Islands on October 11, 2022 with authorized share capital of $500,000 divided into 500,000,000 ordinary shares of par value $0.001 each. On February 7, 2024, for purposes of recapitalization in anticipation of the initial public offering, the Company’s shareholders passed resolutions to effect a 1:2 share sub-division (a “forward stock split”) and to change the Company’s authorized share capital to $500,000 divided into 1,000,000,000 ordinary shares, of a par value of $0.0005 each.

On August 28, 2024, the Company completed its initial public offering of 1,750,000 new ordinary shares at a public offering price of $5.00 per share (the “Offering”). Total gross proceeds was approximately $8.75 million and the net proceeds to the Company from the Offering, after deducting discounts, expense allowance and expenses, were approximately $6.7 million.

On June 29, 2026, the Company’s shareholders passed resolutions to effect a 1 for 2 share consolidation (a “reverse stock split”) and to change the Company’s authorized share capital back to $500,000 divided into 500,000,000 Ordinary Shares, par value of $0.001 each.

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

Share Repurchase Program: On April 9, 2025, the Board of Directors approved a share repurchase program (the “Share Repurchase Program”) pursuant to which the Company may repurchase up to $1.0 million worth of its Ordinary Shares. As of May 31, 2026, the Company had repurchased 758,436 shares, for an aggregate cost of approximately $0.8 million, in open market transactions. The Share Repurchase Program may continue until the full $1.0 million worth of the Company’s Ordinary Shares have been repurchased.

NOTE 10 － INCOME TAXES

The provision for income taxes consisted of the following:

	For the Financial Years Ended May 31,
	2026	2025	2024
	$’000	$’000	$’000

Income tax current year	74	-	-
Income tax prior year	16	1	135
Income tax refund	-	-	(260)

Income tax expense (refund)	90	1	(125)

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

	For the Financial Years Ended May 31,
	2026	2025	2024
	$’000	$’000	$’000

Loss before income taxes	(476)	(1,771)	-
Statutory income tax rate	0%	0%	0%
Income tax expense at statutory rate	-	-	-

Income tax expense	-	-	-

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

The reconciliation of the income tax rate to the effective income tax rate based on income before income taxes for the financial years ended May 31, 2026, 2025 and 2024 are as follows:

	For the Financial Years Ended May 31,
	2026	2025	2024
	$’000	$’000	$’000

Income (Loss) before income taxes	686	(948)	(1,102)
Statutory income tax rate	17%	17%	17%
Income tax expense (refund) at statutory rate	117	(161)	(187)
Tax effect of non-taxable income	10	(2)	(14)
Tax effect of non-deductible items	56	161	144
Under provision in previous financial year	16	1	135
Deferred tax assets not recognized	-	-	(125)
Utilization of capital allowances	(14)	2	(40)
Others	(95)		(38)

Income tax expense (refund)	90	1	(125)

Deferred income tax assets

Deferred income tax assets are recognized for tax losses and capital allowances carried forward to the extent that realization of the related tax benefits through future taxable profits is probable. The Company has unrecognized tax losses of approximately S$510,833 at the reporting date which can be carried forward and used to offset future taxable income subject to meeting certain statutory requirements. The tax losses have no expiry date.

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of May 31, 2026 and 2025, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the financial years ended May 31, 2026, 2025 and 2024 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from May 31, 2026.

NOTE 11 － RELATED PARTY BALANCES AND TRANSACTIONS

Amounts due to related parties consisted of the following:

	As of May 31,
	2026	2025
	$’000	$’000
Due to related parties*
- Inneova Engineering Pte Ltd(1)	4	-
- KDS Steel Pte. Ltd(2)	-	3

	4	3

(1)	Inneova Engineering Pte Ltd is a company incorporated in Singapore and owned 25% by Mr. Neo Chin Heng, who also owns 50% of E U Holdings, a 41.5% shareholder of the Company.
(2)	KDS Steel Pte Ltd is a company incorporated in Singapore and previously owned by E U Holdings Pte. Ltd. E U Holdings Pte. Ltd. divested KDS Steel Pte Ltd to a 3rd party company on July 22, 2025.

*	The amounts are unsecured, interest-free and payable on demand.

In the ordinary course of business, during the financial years ended May 31, 2026, 2025 and 2024, the Company was involved in certain transactions, both at cost or current market prices, and on the normal commercial terms with related parties. The following table provides the transactions with these parties for the financial years as presented (for the portion of such period that they were considered related):

	For the Financial Years Ended May 31,
	2026	2025	2024
	$’000	$’000	$’000

Nature of transactions

KDS Steel Pte Ltd(1)
- Logistics services	52	1,209	802
- Utilities	6	69	71

E U Holdings Pte. Ltd.(2)
- Management fees	-	90	267
- Professional fees	-	664	-

INNEOVA Industrial Pte Ltd(3)
- Sales	-	1	1
- Upkeep of machinery	11	-	*
- Upkeep of motor vehicles	-	-	*

*	The figures are insignificant.

These related parties are controlled by the common shareholders of the Company.

(1)	KDS Steel Pte Ltd was previously owned by E U Holdings Pte Ltd and was divested to a 3rd party company by E U Holdings Pte Ltd on July 22, 2025.
(2)	E U Holdings Pte. Ltd. is a 41.5% shareholder of JBDI Holdings Limited and is owned 50% by Mr. Neo Chin Heng and 50% by Mr. Ng Eng Guan.
(3)	INNEOVA Industrial Pte Ltd (f.k.a Filtec Private Limited) is a company incorporated in Singapore and indirectly owned by Soon Aik Global Pte Ltd. Soon Aik Global Pte Ltd is a company incorporated in Singapore and owned 25% by Mr. Neo Chin Heng.

Apart from the transactions and balances detailed elsewhere in these accompanying consolidated financial statements, the Company has no other significant or material related party transactions during the financial years presented.

NOTE 12 － CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)	Major customers

For the financial year ended May 31, 2026, there was one single customer who accounted approximately for 14.2% of the Company’s revenues.

For the financial year ended May 31, 2025, there was one single customer who accounted approximately for 14.9% of the Company’s revenues.

For the financial year ended May 31, 2024, there was one single customer who accounted approximately for 14.2% of the Company’s revenues.

(a)	Major vendors

For the financial year ended May 31, 2026, one vendor (Vendor A) accounted for approximately 22.2% of the Company’s purchases. For the financial year ended May 31, 2025, one vendor (Vendor B) accounted for approximately 6.1% of the Company’s purchases. For the financial year ended May 31, 2024, one vendor (Vendor C) accounted for approximately 6.7% of the Company’s purchases. The Company’s outstanding payable balances as at these financial year end dates are presented as follows:

	2026		2025		2024
	Percentage of purchases	Accounts payable	Percentage of purchases	Accounts payable	Percentage of purchases	Accounts payable
	%	$’000%		$’000%		$’000

Vendor A	22.2	275	4.8	18	3.6	-
Vendor B	2.9	7	6.1	6	6.3	18
Vendor C	2.2	-	2.6	-	6.7	-

(b)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents and accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Singapore Deposit Protection Board pays compensation up to a limit of S$100,000 (approximately US$74,360) if the bank with which an individual/a company hold its eligible deposit fails. As of May 31, 2026, bank and cash balances of approximately $2.0 million was maintained at financial institutions in Singapore, of which approximately $1.8 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

For the financial year ended May 31, 2026, there was approximately $0.2 million accounts receivable amounts from a single customer.

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

The Company’s interest-rate risk arises from bank borrowings. The Company manages interest rate risk by varying the issuance and maturity dates of variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. For the financial year ended May 31, 2025 the borrowings were at fixed interest rates. There were no bank borrowings for the financial year ended May 31, 2026.

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

NOTE 13 － COMMITMENTS AND CONTINGENCIES

For the financial years ended May 31, 2025 and 2024, the Company is not party to any significant legal proceedings in Singapore. We are not aware of any legal proceedings to which we are a party outside of Singapore. Other than being named as a defendant in, and possibly being required to indemnify the underwriter of the Company’s initial public offering with respect to, a civil class action complaint before the Supreme Court of the State of New York, New York County (Patrick Shane Johnson, et al. v. Syla Technologies Co., Ltd., et al. (New York County Sup. Ct. Index No. 153671/2026), neither JBDI nor any of its affiliates is involved in any litigation, and there are no pending or threatened litigation, claims or assessments (excluding unasserted claims and assessments) involving amounts exceeding US$100 individually or in the aggregate. In addition, to the best of our knowledge and belief, the Company has not yet been formally served with the Summons and Complaint filed in the Class Action referenced above.

For the financial years ended May 31, 2026, 2025 and 2024, the Company has no material commitments or contingencies.

NOTE 14－ SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued, the Company has evaluated all events or transactions that occurred after May 31, 2026, up through the date the Company issued the audited consolidated financial statements. During the year, the Company did not have any material subsequent events other than that disclosed below.

On June 29, 2026, the Company effected a 1 for 2 share consolidation that decreased the Company’s issued and outstanding Ordinary Shares from 19,029,064 (plus 758,436 treasury shares) to 9,514,532 Ordinary Shares (plus 379,218 treasury shares) and increased the par value of the Ordinary Shares from $0.0005 to $0.001 per share.

Ordinary Shares and per share data are presented on a retroactive basis to reflect the ordinary shares issuance and share split.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of document

1.1	Amended Memorandum of Association and Amended and Restated Articles of Association (incorporated by reference to Exhibit 3.1 to Form F-1 filed with the SEC on May 2, 2024)
4.1	Employment Agreement between Mr. Lim Chwee Poh and Jurong Barrels (incorporated by reference to Exhibit 10.1 to Form F-1 filed with the SEC on February 8, 2024)
4.2	Employment Agreement between Mr. Liang Zhao Rong and Jurong Barrels (incorporated by reference to Exhibit 10.2 to Form F-1 filed with the SEC on February 8, 2024)
4.3	Form of Directors Agreement (incorporated by reference to Exhibit 10.3 to Form F-1 filed with the SEC on February 8, 2024)
4.4	Lease Agreement dated August 1, 2018, as amended, between JBD Systems and Liquinex Group Pte Ltd. (incorporated by reference to Exhibit 10.4 to Form F-1 filed with the SEC on February 22, 2024)
4.6	Purchase and Sale Agreement dated January 12, 2023 (incorporated by reference to Exhibit 10.6 to Form F-1 filed with the SEC on May 2, 2024)
8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to Form F-1 filed with the SEC on February 8, 2024)
11.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to Form F-1 filed with the SEC on May 2, 2024)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to Form 20-F filed with the SEC on October 14, 2025)
12.1*	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Letter from YCM PAC to Securities and Exchange Commission dated September 2, 2026
97.1	Compensation Recovery Policy relating to recovery of erroneously awarded compensation as required by Nasdaq Capital Markets (incorporated by reference to Exhibit 97.1 to Form 20-F filed with the SEC on October 18, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAM	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Label Linkbase
104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL

* Filed herewith

98

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: September 2, 2026	/s/ Lim Chwee Poh
Mr. Lim Chwee Poh
Executive Director and Principal Executive Officer

Date: September 2, 2026	/s/ Liang Zhao Rong
Mr. Liang Zhao Rong
Executive Director and Principal Financial and Accounting Officer

Date: September 2, 2026	/s/ Han Yee Yen
Mr. Han Yee Yen
Independent Director

Date: September 2, 2026	/s/Ng Siew Cher
Ms. Ng Siew Cher
Independent Director

Date: September 2, 2026	/s/ Lim Geok Peng
Mr. Lim Geok Peng
Independent Director

99